

cing the Quality of Life

by Creating and Sustaining Safe, Comfortable and Efficient Environments

2011 Annual Report
2012 Notice and Proxy Statement

Ingersoll Rand
Inspiring Progress™

Ingersoll Rand
Inspiring Progress™



Taking time to celebrate and enjoy simple moments together with family and friends is what life is all about. We know that hour by hour and day by day, we advance the quality of life by making environments safe, comfortable and efficient. We believe the best way to accomplish this is by behaving with integrity, treating each other with respect, working as a team, focusing on customer-driven innovation and acting with courage. By doing so, we are contributing to a world defined by sustainable progress and enduring results.

A Thermo King Whisper trailer refrigeration unit supports a world of sustainable progress by delivering temperature control solutions for perishable products globally.


THERMO KING
whisper

Our Market-Leading Brands

Ingersoll Rand (NYSE:IR) advances the quality of life by creating and sustaining safe, comfortable and efficient environments. Our people and our family of brands—including Club Car®, Ingersoll Rand®, Schlage®, Thermo King® and Trane®—work together to enhance the quality and comfort of air in homes and buildings, transport and protect food and perishables, secure homes and commercial properties, and increase industrial productivity and efficiency. We are a $14 billion global business committed to a world of sustainable progress and enduring results.

Club Car | Ingersoll Rand | SCHLAGE | THERMO KING | TRANE

This report and the 2011 Sustainability Supplement at www.ingersollrand.com/sustainabilitysupplement comprise the company's Global Reporting Initiative (GRI) report. GRI validates this report meets the requirements of a B level standard under the GRI G3.1 guidelines.

The following letter to shareholders contains "forward-looking statements," which are statements that are not historical facts, including our ability to address environmental and sustainability challenges, the future success of our operational excellence initiatives, our future financial performance, and our positioning in and the performance of the markets in which we operate. These statements are based on currently available information and our current assumptions, expectations, and projections about future events. While we believe that our assumptions, expectations and projections are reasonable in view of the currently available information, you are cautioned not to place undue reliance on our forward-looking statements. Forward-looking statements speak only as of the date they are made and are not guarantees of future performance. They are subject to future events, risks and uncertainties – many of which are beyond our control – as well as potentially inaccurate assumptions, that could cause actual results to differ materially from our expectations and projections. You are advised to review the factors described under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Form 10-K for the fiscal year ended December 31, 2011 and any further disclosures we make on related subjects in materials we file with or furnish to the SEC. We do not undertake to update any forward-looking statements.

Dear Shareholder:



Michael W. Lamach
Chairman, President and
Chief Executive Officer

Our Path to Premier Performance


Growth through Innovation, Emerging Markets and Services
Operational Excellence
PREMIER PERFORMANCE
Progressive, Diverse and Inclusive Culture

Truly premier performance requires the right people and the right strategies coming together – over time – to create success. I am pleased with the progress we made in 2011 toward this goal.

In a year when economic challenges took a toll on consumer markets and the commercial sector, we focused on improving performance for our customers, creating a highly engaged workplace and delivering shareholder value. We grew revenue 8 percent over 2010, excluding the results of the Hussmann divestiture. We improved operating margins by 1.2 percentage points. We also solidified a strong foundation for growth based on our commitment to three key enterprise strategies:

- growing through innovation, emerging markets and services;
- deploying operational excellence; and
- building a progressive, diverse and inclusive culture.

As we look at global macro-trends, Ingersoll Rand is well positioned to address the challenges posed by constrained resources in an increasingly populated world. Premier performing companies are sustainable. That is why we view sustainability as a fundamental element of our business that supports our three enterprise strategies. As a result, our integrated annual report covers financial performance in the context of our broader social and environmental impact and opportunities.

Financial Highlights

In 2011, Ingersoll Rand increased adjusted earnings per share by 19.5 percent to $2.82. We generated $944 million of available cash and continued our balanced capital allocation strategy. Our solid balance sheet and cash flow performance supported our commitment to long-term shareholder value through share buyback and dividend programs. We initiated share repurchases in June 2011, purchasing 36 million shares by year-end. We also announced two dividend increases last year – an increase of 71 percent, followed by an increase of 33 percent.

In spite of the slow-growth environment we experienced in 2011, pricing and productivity gains supported increases in operating margin. We successfully launched new sales tools and policies to ensure that pricing exceeded direct material inflation. We made productivity improvements in all segments and reduced our manufacturing footprint by 29 percent since 2009, which exceeded our target. In doing so, we furthered our lean transformation efforts to achieve financial targets while improving resource efficiency and enhancing environmental performance.

Total Net Revenues

2011	$14.8 Billion
2010	$14.0 Billion
2009	$13.0 Billion

13.8%
increase from 2009 to 2011

Adjusted Operating Margins

2011	10.2%
2010	9.0%
2009	6.8%

3.4 Percentage Points
increase from 2009 to 2011

Adjusted Earnings Per Share from Continuing Operations

2011	$2.82
2010	$2.36
2009	$1.48

91%
increase from 2009 to 2011

Growth through Innovation, Emerging Markets and Services

Critical to Ingersoll Rand's margin improvement efforts is continued investment in innovation. We measure our vitality in the market by the revenue generated from products and services launched in the past three years. In 2011, new products and services accounted for 23 percent of total revenue, growing steadily from 13 percent in 2008.

As we look to high-growth regions, we see powerful possibilities. In India, for example, where 2011 revenue grew at a rate two times GDP growth, we have redeployed investment for research and development and local manufacturing to better support India's goal of becoming a global green building leader by 2015. We have partnered with government and non-governmental agencies to create a sustainable plan for quadrupling the amount of building space over the next 20 years, helping provide the estimated space needed to satisfy India's rapidly growing economy and population. The launch of our Green Product Portfolio in 2011 represents a significant step in supporting our customers' sustainability objectives, such as those of the construction industry in India.

Operational Excellence

In 2011, we continued to advance our operational excellence strategy to drive efficiency and improve customer satisfaction over the long term. As part of our aggressive lean transformation, we held more than 135 rapid improvement events focused on generating positive improvements in processes and activities across 19 value streams. We made significant progress in our targeted metrics, including a 35 percent reduction in cycle times, 49 percent reduction in cost of poor quality and an increase of seven points in employee engagement surveys. We will increasingly address material productivity and reduce functional costs as key elements of operational excellence.

Progressive, Diverse and Inclusive Culture

Growth through innovation and operational excellence are only possible when we fully engage the hearts, minds and passion of our employees. Ingersoll Rand is building a progressive, diverse and inclusive culture by promoting an environment where creativity is nurtured and individual talents are respected. As our organization grows to better reflect the diverse nature of the markets we serve, our diversity focus enhances our ability to develop products and services that meet new and growing customer needs around the world. In addition to spurring innovation, our culture helps us maintain a competitive edge in attracting and retaining top talent.

Revenues by Geography


2010
North America
Europe, Middle East
Asia
Latin America
15%
13%
6%
66%


2011
16%
14%
6%
64%

Revenues by Sector


2011
Climate Solutions
Residential Solutions
Industrial Technologies
Security Technologies
14%
19%
11%
56%

Moving Forward

We have high aspirations for our company. We know meeting all of our objectives will take time, but we are not waiting for a macroeconomic lift to improve our business. Instead, we are investing in growth markets and proactively working to reduce costs to generate sustainable, profitable growth.

Our focus for the year ahead is on positioning Ingersoll Rand to continue growing revenues, earnings and cash flow. We look to 2012 and beyond with confidence in:

- our portfolio of outstanding, market-leading brands;
- our ability to generate high levels of cash flow, even in the face of a challenging backdrop;
- the long-term attractiveness of our end markets and our competitive positioning; and
- our strong penetration and positioning in emerging markets with significant growth potential.

While we anticipate continued challenges throughout 2012, I am energized by the prospects of a promising future. Premier performance is all about understanding the critical, growing needs of a dynamic world and executing on a sustainable strategy to address those needs. Guided by our purpose to advance the quality of life by creating and sustaining safe, comfortable and efficient environments, Ingersoll Rand can and will make great contributions to a resource-constrained world.

I am proud to lead Ingersoll Rand's journey as CEO and offer my sincere thanks to our employees who continue to exceed our expectations of what is possible.

Sincerely,



Michael W. Lamach
Chairman, President and Chief Executive Officer
Ingersoll Rand

Members of Ingersoll Rand's Executive Leadership Team gathered together in August 2011.

Seated Left to Right: Todd D. Wyman, *Senior Vice President, Global Operations and Integrated Supply Chain;* Steven R. Shawley, *Senior Vice President and Chief Financial Officer;* Michael W. Lamach, *Chairman, President and Chief Executive Officer;* Marcia Avedon, *Senior Vice President, Human Resources and Communications*

Standing Left to Right: Archana Deskus, *Vice President and Chief Information Officer;* Venkatesh Valluri, *President, Ingersoll Rand India;* Gary Michel, *Senior Vice President and President, Residential Solutions;* Didier Teirlinck, *Senior Vice President and President, Climate Solutions;* Robert Zafari, *Senior Vice President and President, Industrial Technologies;* John W. Conover IV, *Senior Vice President and President, Security Technologies;* Paul Camuti, *Senior Vice President, Innovation and Chief Technology Officer;* Jeff Song, *President, Ingersoll Rand China;* Robert L. Katz, *Senior Vice President and General Counsel*


Ingersoll Rand
Inspiring Progress™

At Ingersoll Rand, we're passionate about inspiring progress around the world. Understanding that together we have an opportunity to make an important contribution, we are driven to provide products and services of unparalleled reliability.



Club Car is the global leader in golf and utility vehicles for businesses and individuals around the world.



Ingersoll Rand's diverse and innovative industrial products range from complete air compressor systems to tools, ARO pumps, material handling systems and more.



Schlage, a market leader in security devices, is on the forefront of developing cutting-edge technology and innovation, including wireless security products and biometrics, for commercial and residential markets.


THERMO KING

Thermo King manufactures transport temperature control systems for a variety of mobile applications, including trailers, truck bodies, buses, shipboard containers and railway cars.



As a world leader in air conditioning systems, services and solutions, Trane controls air comfort for people at home, as well as many of the world's largest and most famous commercial, industrial and institutional buildings.

Addressing Global Challenges

Ingersoll Rand's vision of a world of sustainable progress and enduring results drives our efforts to address critical, growing needs. Through our products, people and innovative solutions, we work to create and sustain safe, comfortable and efficient environments.


Main Thermostat
COOL
75°
HEAT
68°

Our Residential Solutions' Nexia™ Home Intelligence systems allow homeowners to manage thermostats, lighting and other small appliances from anywhere in the world for a more secure and energy-efficient lifestyle.

Challenge: Rising Greenhouse Gas Emissions

With global energy consumption projected to grow 60 percent by 2030, we anticipate strained energy supplies, rising prices and an increase in greenhouse gas emissions. Scientists predict that, if realized, the risks associated with greenhouse gas emissions may cause changes to the physical environment and volatility in energy and agriculture prices. Beyond the environmental impact related to climate change, rising greenhouse gas emissions have the potential to negatively affect the health of the global economy. As Ingersoll Rand's markets and customer base continue to grow in such a resource-constrained environment, both in terms of energy supply and basic raw materials, sustainable resource use through innovation has become a business imperative.

Solution: Delivering Energy Efficiency Improvements and Materials Use Reduction

Ingersoll Rand understands the challenges we all face in an increasingly energy- and raw materials- constrained world. With a focus on innovation across our product and service spectrum, we continue to make improvements that reduce both energy and raw materials use during the product life cycle. Whether it is through our Trane Tracer XT technology for reducing energy use in data centers, a Club Car Precedent i2 golf car that runs on solar power, the Nexia Home Intelligence system designed to reduce energy use in homes or our delivered knowledge on refrigerant management programs, we continually innovate to help our customers meet their toughest energy and materials challenges through technology, services and policy development.

Challenge: Population Growth

As today's global population of seven billion is expected to grow to more than nine billion by 2050, the likelihood of food and water shortage crises underscores the need to develop a more sustainable agricultural system – one that supports food security, minimizes environmental impact and promotes local economic development.



Solution: Meeting Growing Needs for Fresh, Safe Food

Supporting a growing global population with the technology and services needed to ensure food security is crucial to a world of sustainable progress. As post-harvest food losses represent economic and health-related threats in the most vulnerable communities, Ingersoll Rand provides refrigeration solutions that enable access to fresh, safe food. With products such as our Thermo King B-100 refrigeration units, we can help preserve the quality of food between harvest and consumption in places like India, where approximately 30-40 percent of agricultural produce currently goes to waste primarily due to an ineffective cold chain infrastructure.

Challenge: Rapid Urbanization

A little less than half of the world's population today lives in an urban environment, but trends suggest that an additional 350 million people will be added to the urban population over the next 15 years. This means that significant additions to urban capacity – housing, infrastructure and facilities – will be required to help cities keep up with a rapid influx of people. While the social and environmental implications of this demographic shift present dramatic challenges – growing demand for energy and water, increased pollution, and strains on municipal budgets and social service networks – taking a sustainable approach to urbanization presents an opportunity to redesign or build cities with social, environmental and economic factors at the forefront in planning.



Solution: Supporting a World of Sustainable Progress

As populations flock to urban centers, cities increasingly require higher performing buildings, advanced security systems and economic opportunities to address human needs.

- With the Trane High Performance Buildings continuum of services, we can help create the healthy, productive and efficient environments necessary for important institutions such as hospitals and schools.
- Our Security Technologies business focuses on advanced solutions that leverage our broad spectrum of products – from Schlage web-enabled access control software to Von Duprin exit devices to LCN door closers – to ensure the safety and security of buildings around the world.
- As Ingersoll Rand expands its global presence, we see opportunities to create jobs by providing products and solutions to address the challenges that our communities face.

Growth through Innovation

Innovation serves as the foundation upon which Ingersoll Rand inspires progress, and it enables us to design creative and effective solutions that add value as defined by our customers.

Over the past year, we created a new executive leadership position – senior vice president of innovation – and brought in an industry thought leader dedicated to fostering a culture that embraces innovation in all that we do.

As we build a more innovation-centric mindset, we strive to accelerate global innovation and technology-led growth strategies. In 2011, we began to employ open innovation to leverage the wisdom of our broad stakeholder base. Open innovation integrates external input to enrich our businesses' advanced technology and innovation capabilities. Internally, we host Innovation Challenges, where Ingersoll Rand employees from across the organization are invited to share ideas to better serve our customers. Externally, we learn from our customers to deliver highly specialized solutions that improve efficiency, productivity and reduce costs.



Club Car, with its zero-emission vehicle advancements and solar-powered solutions, innovates to deliver products that meet the growing, critical needs of an increasingly resource-constrained world.

Growing Our Service Business

With a focus on growing our service business, we made significant strides in 2011. For example, the Ingersoll Rand brand launched a Technician Mobility Application that provides technicians with a remote capability to deliver data-driven maintenance activities to ensure better customer service and optimal performance. In addition, we launched Trane Intelligent Services™, a comprehensive remote connection heating, ventilation and air conditioning performance monitoring solution, to help customers proactively resolve system issues and reduce energy consumption.

Developing Our Green Product Portfolio

Helping our customers meet their environmental and sustainability objectives underpins Ingersoll Rand's commitment to developing a portfolio of products and services that follows the criteria for world-class environmental design. We define world-class as any offering that is in the top quartile of performance relative to equivalent competitor offerings. Our Green Product Portfolio, developed in 2011, includes products and services that provide a measurable benefit to the customer and support one or more environmental criteria.

Ingersoll Rand's Security Technologies business focuses on innovative, advanced technological solutions to enhance the security for our customers in healthcare, where keeping patients, visitors and employees safe is a primary concern.



Delivering Sustainable Solutions to Emerging Markets

In emerging markets where Ingersoll Rand is experiencing two- to three-times GDP growth, we have increased investment in product and service development, distribution and manufacturing to better serve customers, enhance operations and contribute to strengthening a growing economy.

Promoting Energy Efficiency and Sustainability

In 2011, Ingersoll Rand sponsored an Economist Intelligence Unit survey of CEOs and senior executives on the topic of energy efficiency and sustainability. Seventy-five percent of respondents indicated that energy efficiency represents an area of increasing strategic importance over the next five years. This validates our belief that a strategy for sustainability – one that incorporates a thoughtful energy component – represents a growth and innovation enabler for Ingersoll Rand.

Engineers by Geography


North America
1,800
Europe
440
China
715
India
440

Nearly 3,400 Technologists Worldwide



Ingersoll Rand Security Technologies made access control history in 2011 with the world's largest online door access control system installation on Miami University's campus in Ohio. Students arrived on campus for the start of the 2011-2012 school year to find an innovative wireless security system with a unique one-card application.

Achieving Operational Excellence

Ingersoll Rand's operational excellence strategy is grounded in continuous improvement. It's about standardizing work flows and looking at processes to understand how we can work better, faster and more efficiently to create value for our employees, customers and stakeholders.

Through our operational excellence initiatives, Ingersoll Rand works to achieve growth and operating leverage, improve the safety of our operations and reduce our environmental footprint. We achieve this through meeting our customer expectations for quality, delivery and cost.

Lean Transformation

A strong commitment to lean transformation is core to our operational excellence strategy. In 2011, we concentrated on transforming value streams, which are the end-to-end customer experience. We conducted more than 135 rapid improvement events across the organization focused on reducing waste, increasing energy efficiency, improving safety and optimizing resource use.

Safety

To successfully advance the quality of life as an organization, we strive to operate with the highest degree of safety. Aspiring to a zero-incident culture, in 2009 we set a 67 percent reduction target in recordable and lost-time incident rates by 2013. In 2011, we reduced our total recordable incident rate (TRIR) by 20 percent and reduced our lost-time incident rate (LTIR) by 29 percent over 2010.



Employees prepare to conduct an energy "treasure hunt" to improve energy efficiency.

Total Number of Recordable Incident Rates (TRIR)

2011	510	20%
2010	639	decrease from 2010 to 2011

A team in Taicang, China, assesses its operational excellence progress with CEO Mike Lamach.



Energy and Climate Change

As experts at providing energy-efficiency solutions for our customers and with a desire to inspire progress on a global scale, Ingersoll Rand makes energy reductions and carbon footprint improvements two primary objectives of our sustainability efforts. In 2011, we successfully reduced energy use, normalized by net revenue, by 15 percent over 2010 and absolute energy consumption by 10 percent overall. Consistent with our long-term energy reduction goal, we reduced our total (Scope 1 and Scope 2) greenhouse gas emissions by 10 percent over 2010.

Waste Footprint

Responsible resource use is another core feature of our operational excellence. By improving processes and better managing materials use, we exceeded our target for non-hazardous waste reduction. In 2011, we realized a 36 percent reduction in hazardous waste and a 27 percent reduction in non-hazardous waste-to-landfill—both metrics are normalized by net revenue.

Absolute Energy Use
Billion BTU

2011 | 4,647 2010 | 5,396 2009 | 5,319

Absolute Greenhouse Gas Emissions
Thousand Metric Tons

2011 | 744 2010 | 810 2009 | 866

For more information on our carbon footprint, please visit our 2011 Sustainability Supplement at www.ingersollrand.com/sustainabilitysupplement.

Building a Progressive, Diverse and Inclusive (PDI) Culture

As a global company, Ingersoll Rand's ability to understand and operate in a multicultural world is essential to our enduring success.

From talent development initiatives that contribute to our employees' professional growth, to health and wellness offerings that aid in improving our employees' overall well-being and providing opportunities to engage in the community, Ingersoll Rand makes our employees a priority. Fostering an environment where people feel respected and valued for their talents, skills and knowledge leads to increased employee engagement and new ideas that improve operational efficiency and profitable growth. This, in turn, enables us to address the evolving needs of our diverse customers and stakeholders.

Diversity and Inclusion

To inspire excellence in our operations, we must recognize and appreciate the diversity of the people and communities we serve. In 2011, we made important strides in building a more progressive, diverse and inclusive culture. Most notably, we created the role of vice president of diversity and inclusion and hired a dynamic leader to inspire the kind of progressive culture we envision for Ingersoll Rand. This executive role built upon the foundation we created in 2010, when we launched a Diversity and Inclusion Council of internal leaders from all of our businesses around the globe to provide advice and direction. Promoting a PDI culture helps to create a respectful work environment open to new thinking, which enables us to attract and retain top talent while leveraging the skills and ingenuity of our people to drive innovation.

Community Investment

One way we measure our progress in advancing the quality of life is through support of our communities. In 2011, we allocated more than $4.4 million in philanthropic giving, and employees volunteered 11,500 hours to positively impact communities – an increase of 25 percent over 2010.

Health and Wellness

Ingersoll Rand is committed to improving the health status of employees globally through our wellness initiative, *Health Progress*. In 2011, we expanded *Health Progress* to China, the first country outside the United States. *Health Progress* program components were further developed to enhance health and wellness education on a global basis.

Employee Engagement

Finding new ways to challenge, educate and encourage our people helps to set Ingersoll Rand apart as a global employer of choice. As part of our strategy to engage employees in 2011, we started quarterly pulse surveys companywide. The survey results are used to identify and work on improvement actions. From the latest all-employee survey results, we identified and implemented 1,300 action items to help improve employee engagement throughout the company.



Employee Volunteer Hours

2009	3,000
2010	8,000
2011	**11,500**

Employees at our corporate center in Davidson, North Carolina, hold a meeting to review sustainability goals and progress.

A Conversation with Our Leaders



Marcia Avedon
Senior Vice President, Human Resources and Communications



Patty Blackburn
Vice President, Corporate Communications and Public Affairs



Paul Camuti
Senior Vice President, Innovation and Chief Technology Officer



John W. Conover IV
President, Security Technologies and Chair of the Ingersoll Rand Sustainability Strategy Council



Neddy Perez
Vice President, Diversity and Inclusion



Venkatesh Valluri
President, Ingersoll Rand India

Our leadership commitment to integrating sustainability more fully into Ingersoll Rand's organizational strategy remains strong. We recognize sustainability not simply as a concept we will address in the near-term, but as a long-term driver of our future success.

In February 2012, several members of Ingersoll Rand's leadership team discussed our sustainability evolution and its connection to our business strategies.

How is sustainability shaping or changing the culture at Ingersoll Rand?

Camuti: I have seen a great evolution of sustainability at Ingersoll Rand. We've shifted our mindset from minimizing impact to creating positive value. We are now seeking to deeply understand the challenges in emerging markets – whether that involves resource constraints or other local circumstances – to provide creative solutions for our customers.

Avedon: Sustainability is critical to building a more progressive, diverse and inclusive culture. We support our employees in finding opportunities to improve Ingersoll Rand and that is an exciting concept for our people, as well as a value-driver for our business. The ideas and inclusive spirit that sustainability inspires support the culture we strive to achieve and are at the heart of our strategies for premier performance.

How does sustainability support our three core enterprise strategies: growth through innovation, emerging markets and services; building a progressive, diverse and inclusive culture; and deploying operational excellence?

Conover: In my opinion, there really is no difference between a premier performing company and a sustainable company. Through operational excellence, building a progressive, diverse and inclusive culture, and growth through innovation, services and emerging markets, we drive premier performance. And, we clearly have been doing the right thing for our employees, customers and shareholders for more than 140 years—that's a sustainable company.

Blackburn: Sustainability is core to our enterprise strategies. Through sustainability and innovation, we design solutions using fewer resources while delivering on our promise of safety, comfort and efficiency. From a cultural standpoint, sustainability supports employee engagement and helps to connect our people with something bigger than Ingersoll Rand alone. Finally, sustainability allows us to see opportunities where gaps exist, and it helps us find ways to improve our processes, products and overall performance.

How has the entrepreneurial spirit at Ingersoll Rand contributed to our sustainability progress?

Valluri: The more I see in emerging markets, the more I realize the next generation's sensitivity to environmental degradation. Therefore, when we launched the entrepreneurial program in India, we trained the participants to understand the importance of incorporating sustainability into our business practices.

Perez: The entrepreneurial spirit at Ingersoll Rand is a great example of sustainability in action. It allows us to leverage the diversity of thoughts and skill sets to reinvent products and services and to make them more efficient for our customers.

Structured for Sustainability

Incorporating sustainability into Ingersoll Rand's organizational and management systems provides a business lever to achieve premier performance and enduring results.

In 2010, we added oversight of sustainability as a formal responsibility of our Board of Directors' Corporate Governance and Nominating Committee. The Committee sets the strategic direction for Ingersoll Rand's sustainability approach and oversees progress on our sustainability objectives. At the company level, Ingersoll Rand's Sustainability Strategy Council, comprising representatives from all of our businesses, defines priorities and provides guidance on the implementation of key sustainability initiatives.

Ingersoll Rand's Center for Energy Efficiency and Sustainability (CEES) helps our customers and our company leverage best practices in sustainability to deliver business growth. The CEES also draws upon external thought leaders' expertise through our Sustainability Advisory Council, a group that shares lessons with Ingersoll Rand to inspire progress through our social, environmental and economic performance.

In 2011, the CEES spearheaded the identification of Ingersoll Rand's key sustainability capabilities. Going forward, Ingersoll Rand will focus our sustainability efforts on:

- growing our people's skills and competencies in order to seize sustainability related opportunities to drive growth and productivity;
- applying "cradle-to-cradle" design thinking to our innovation pipeline;
- creating and shaping new markets by developing solutions that address unmet customer needs;
- co-creating sustainable solutions with key stakeholders; and
- minimizing resource use across our product portfolio, sourcing and real estate.

Sustainability Rankings

Benchmarks serve as an important tool for organizations seeking to improve or enhance performance over time. At Ingersoll Rand, understanding how our performance compares to that of our peers and competitors helps us to continuously improve. In 2011, we were pleased to, once again, join the ranks of companies taking a leadership role in sustainability performance by our inclusion on the 2011 Dow Jones Sustainability North America and World Indexes as well as the NASDAQ OMX CRD Global Sustainability Index.

Dow Jones Sustainability Indexes
Member 2011/12

Interested in learning more?
Visit Ingersoll Rand's Sustainability Supplement at www.ingersollrand.com/sustainabilitysupplement.

In 2011, we renewed our vision, focusing on a world of sustainable progress and enduring results, to better articulate all that inspires us at Ingersoll Rand. With a clear purpose and shared values, Ingersoll Rand possesses a strong foundation to drive our future growth.

Vision

A world of sustainable progress and enduring results.

Purpose

We advance the quality of life by creating and sustaining safe, comfortable and efficient environments.

Values

Integrity: We act with the highest ethical and legal standards in everything we do.

Respect: We respect and value the worth of all people, cultures, viewpoints and backgrounds.

Teamwork: We work together and share resources to provide greater value to our customers, employees, business partners and shareholders.

Innovation: We use our diverse skills, talents and ideas to develop customer-driven, innovative and imaginative solutions.

Courage: We speak up for what we believe is right and take measured risks to create progress.

2012 Notice and Proxy Statement

Ingersoll Rand

Ingersoll-Rand plc
Registered in Ireland No. 469272

U.S. Mailing Address:
One Centennial Avenue
Piscataway, NJ 08854
(732) 652-7000

NOTICE OF 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting of Shareholders of Ingersoll-Rand plc (the "Company") will be held on Thursday, June 7, 2012, at 2:30 p.m., local time, at Dromoland Hotel, Newmarket-on-Fergus, Co. Clare, Ireland, to consider and vote upon the following proposals:

1. By separate resolutions, to re-elect as directors for a period of 1 year expiring at the end of the Annual General Meeting of Shareholders of Ingersoll-Rand plc in 2013, the following 11 individuals:

   (a) Ann C. Berzin
   (b) John Bruton
   (c) Jared L. Cohon
   (d) Gary D. Forsee
   (e) Peter C. Godsoe
   (f) Edward E. Hagenlocker
   (g) Constance J. Horner
   (h) Michael W. Lamach
   (i) Theodore E. Martin
   (j) Richard J. Swift
   (k) Tony L. White

2. To give advisory approval of the compensation of the Company's named executive officers.
3. To approve the appointment of PricewaterhouseCoopers as independent auditors of the Company and authorize the Audit Committee of the Board of Directors to set the auditors' remuneration.
4. To conduct such other business properly brought before the meeting.

Only shareholders of record as of the close of business on April 9, 2012, are entitled to receive notice of and to vote at the Annual General Meeting.

Directions to the meeting can be found in Appendix A of the attached Proxy Statement.

Whether or not you plan to attend the meeting, please provide your proxy by either using the Internet or telephone as further explained in the accompanying proxy statement or filling in, signing, dating, and promptly mailing a proxy card.

By Order of the Board of Directors,

BARBARA A. SANTORO

Vice President—Corporate Governance and Secretary

Registered Office:
170/175 Lakeview Dr.
Airside Business Park
Swords, Co. Dublin
Ireland

IF YOU ARE A SHAREHOLDER WHO IS ENTITLED TO ATTEND AND VOTE, THEN YOU ARE ENTITLED TO APPOINT A PROXY OR PROXIES TO ATTEND AND VOTE ON YOUR BEHALF. A PROXY IS NOT REQUIRED TO BE A SHAREHOLDER IN THE COMPANY. IF YOU WISH TO APPOINT AS PROXY ANY PERSON OTHER THAN THE INDIVIDUALS SPECIFIED ON THE PROXY CARD, PLEASE CONTACT THE COMPANY SECRETARY AT OUR REGISTERED OFFICE.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 7, 2012

The Annual Report and Proxy Statement are available at www.proxyvote.com.

The Notice of Internet Availability of Proxy Materials, or this Notice of 2012 Annual General Meeting of Shareholders, the Proxy Statement and the Annual Report are first being mailed to shareholders on or about April 23, 2012.

TABLE OF CONTENTS

Ingersoll Rand

Ingersoll-Rand plc

U.S. Mailing Address:
One Centennial Avenue
Piscataway, NJ 08855
(732) 652-7000

PROXY STATEMENT

INFORMATION CONCERNING VOTING AND SOLICITATION

In this Proxy Statement, "Ingersoll Rand," the "Company," "we," "us" and "our" refer to Ingersoll-Rand plc, an Irish public limited company, or, for any information prior to July 1, 2009, to Ingersoll-Rand Company Limited, a Bermuda company. This Proxy Statement and the enclosed proxy card are first being mailed to you on or about April 23, 2012.

Why Did I Receive This Proxy Statement?

We sent you this Proxy Statement or a Notice of Internet Availability of Proxy Materials ("Notice") because our Board of Directors is soliciting your proxy to vote at the Annual General Meeting of Shareholders to be held on June 7, 2012 (the "Annual General Meeting"). This Proxy Statement summarizes the information you need to know to vote on an informed basis.

Why Are There Two Sets Of Financial Statements Covering The Same Fiscal Period?

U.S. securities laws require us to send you our Form 10-K for the fiscal year ended December 31, 2011, which includes our financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). These financial statements are included in the mailing of this Proxy Statement. Irish law also requires us to provide you with our Irish Statutory Accounts for our 2011 fiscal year, including the reports of our Directors and auditors thereon, which accounts have been prepared in accordance with Irish law. The Irish Statutory Accounts are available on the Company's website at *www.ingersollrand.com/irishstatutoryaccounts* and will be laid before the Annual General Meeting.

How Do I Attend The Annual General Meeting?

All shareholders are invited to attend the Annual General Meeting. **In order to be admitted, you must present a form of personal identification and evidence of share ownership.**

If you are a shareholder of record, evidence of share ownership will be either (1) an admission ticket, which is attached to the proxy card and must be separated from the proxy card and kept for presentation at the meeting if you vote your proxy by mail, or (2) a Notice.

If you own your shares through a bank, broker or other holder of record ("street name holders"), evidence of share ownership will be either (1) your most recent bank or brokerage account statement, or (2) a Notice. If you would rather have an admission ticket, you can obtain one in advance by mailing a written request, **along with proof of your ownership of the Company's ordinary shares,** to:

Secretary
Ingersoll-Rand plc
170/175 Lakeview Dr.
Airside Business Park
Swords, Co. Dublin
Ireland

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted at the Annual General Meeting.

Who May Vote?

You are entitled to vote if you beneficially owned the Company's ordinary shares at the close of business on April 9, 2012 (the "Record Date"). At that time, there were 298,689,400 of the Company's ordinary shares outstanding and entitled to vote. Each ordinary share that you own entitles you to one vote on all matters to be voted on a poll at the Annual General Meeting.

How Do I Vote?

Shareholders of record can cast their votes by proxy by:

- using the Internet and voting at www.proxyvote.com;
- calling 1-800-690-6903 and following the telephone prompts; or
- completing, signing and returning a proxy card by mail. If you received a Notice and did not receive a proxy card, you may request one at sendmaterial@proxyvote.com.

The Notice is not a proxy card and it cannot be used to vote your shares.

Shareholders of record may also vote their shares directly by attending the Annual General Meeting and casting their vote in person or appointing a proxy (who does not have to be a shareholder) to attend the Annual General Meeting and casting votes on their behalf in accordance with their instructions.

Street name holders must vote their shares in the manner prescribed by their bank, brokerage firm or nominee. Street name holders who wish to vote in person at the Annual General Meeting must obtain a legal proxy from their bank, brokerage firm or nominee. Street name holders will need to bring the legal proxy with them to the Annual General Meeting and hand it in with a signed ballot that is available upon request at the meeting. Street name holders will not be able to vote their shares at the Annual General Meeting without a legal proxy and a signed ballot.

Even if you plan to attend the Annual General Meeting, we recommend that you vote by proxy as described above so that your vote will be counted if you later decide not to attend the meeting.

In order to be timely processed, your vote must be received by 5:00 p.m. Eastern Time on June 6, 2012 (or, if you are a street name holder, such earlier time as your bank, brokerage firm or nominee may require).

How May Employees Vote Under Our Employee Plans?

If you participate in the Ingersoll-Rand Company Employee Savings Plan, the Ingersoll-Rand Company Employee Savings Plan for Bargained Employees, the Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico or the Trane 401(k) and Thrift Plan, then you may be receiving these materials because of shares held for you in those plans. In that case, you may use the enclosed proxy card to instruct the plan trustees of those plans how to vote your shares, or give those instructions by telephone or over the Internet. They will vote these shares in accordance with your instructions and the terms of the plan.

To allow plan administrators to properly process your vote, your voting instructions must be received by 11:59 p.m. on June 4, 2012. If you do not provide voting instructions for shares held for you in any of these plans, the plan trustees will vote these shares in the same ratio as the shares for which voting instructions are provided.

May I Revoke My Proxy?

You may revoke your proxy at any time ***before it is voted at the Annual General Meeting*** in any of the following ways:

- by notifying the Company's Secretary in writing: c/o Ingersoll-Rand plc, 170/175 Lakeview Dr., Airside Business Park, Swords, Co. Dublin, Ireland;
- by submitting another properly signed proxy card with a later date or another Internet or telephone proxy at a later date but prior to the close of voting described above; or
- by voting in person at the Annual General Meeting.

Merely attending the Annual General Meeting does not revoke your proxy. To revoke a proxy, you must take one of the actions described above.

How Will My Proxy Get Voted?

If your proxy is properly submitted, your proxy holder (one of the individuals named on the proxy card) will vote your shares as you have directed. If you are a street name holder, the rules of the New York Stock Exchange ("NYSE") permit your bank, brokerage firm or nominee to vote your shares on Item 3 (routine matter) if it does not receive instructions from you. However, your bank, brokerage firm or nominee may not vote your shares on Items 1 or 2 (non-routine matters) if it does not receive instructions from you ("broker non-votes"). Broker non-votes will not be counted as votes for or against the non-routine matters, but rather will be regarded as votes withheld and will not be counted in the calculation of votes for or against the resolution.

If you are a shareholder of record and you do not specify on the proxy card you send to the Company (or when giving your proxy over the Internet or telephone) how you want to vote your shares, then the Company-designated proxy holders will vote your shares in the manner recommended by our Board of Directors on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion regarding any other matters properly presented for a vote at the meeting.

What Constitutes A Quorum?

The presence (in person or by proxy) of shareholders entitled to exercise a majority of the voting power of the Company on the Record Date is necessary to constitute a quorum for the conduct of business. Abstentions and broker non-votes are treated as "shares present" for the purposes of determining whether a quorum exists.

What Vote Is Required To Approve Each Proposal?

A majority of the votes cast at the Annual General Meeting is required to approve each of Items 1, 2 and 3. A majority of the votes cast means that the number of votes cast "for" an Item must exceed the number of votes cast "against" that Item. Although abstentions and broker non-votes are counted as "shares present" at the Annual General Meeting for the purpose of determining whether a quorum exists, they are not counted as votes cast either "for" or "against" the resolution and, accordingly, will not affect the outcome of the vote.

Who Pays The Expenses Of This Proxy Statement?

We have hired Georgeson Inc. to assist in the distribution of proxy materials and the solicitation of proxies for a fee estimated at $15,600, plus out-of-pocket expenses. Proxies will be solicited on behalf of our Board of Directors by mail, in person, by telephone and through the Internet. We will bear the cost of soliciting proxies. We will also reimburse brokers and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy materials to the persons for whom they hold shares.

How Will Voting On Any Other Matter Be Conducted?

Although we do not know of any matters to be presented or acted upon at the Annual General Meeting other than the items described in this Proxy Statement, if any other matter is proposed and properly presented at the Annual General Meeting, the proxy holders will vote on such matters in accordance with their best judgment.

PROPOSALS REQUIRING YOUR VOTE

Item 1. Election of Directors

The Company uses a majority of votes cast standard for the election of directors. A majority of the votes cast means that the number of votes cast "for" a director nominee must exceed the number of votes cast "against" that director nominee. Each director of the Company is being nominated for election for a one-year term expiring at the end of the 2013 Annual General Meeting. Under our articles of association, if a director is not re-elected in a director election, the director shall retire at the close or adjournment of the Annual General Meeting.

The Board of Directors recommends a vote FOR the directors nominated for election listed under proposals 1(a) through (k) below.

(a) Ann C. Berzin – age 60, director since 2001

- Chairman and Chief Executive Officer of Financial Guaranty Insurance Company (insurer of municipal bonds and structured finance obligations), a subsidiary of General Electric Capital Corporation, from 1992 to 2001.
- Current Directorships:
  - Exelon Corporation
  - Kindred Healthcare, Inc.
- Other Directorships Held in the Past Five Years:
  - Constellation Energy Group, Inc.

Ms. Berzin's extensive experience in finance at a global diversified industrial firm and her expertise in complex investment and financial products and services bring critical insight to the Company's financial affairs, including its borrowings, capitalization, and liquidity. In addition, Ms. Berzin's relationships across the global financial community strengthen Ingersoll Rand's access to capital markets. Her board memberships provide deep understanding of trends in the energy and healthcare sectors, both of which present ongoing challenges and opportunities for Ingersoll Rand.

(b) John Bruton – age 64, director since 2010

- European Union Commission Head of Delegation to the United States from 2004 to 2009.
- Prime Minister of the Republic of Ireland from 1994 to 1997.
- Current Directorships:
  - Montpelier Re Holding Ltd.
- Other Directorships Held in the Past Five Years: None

Mr. Bruton's long and successful career of public service on behalf of Ireland and Europe provides extraordinary insight into critical regional and global economic, social and political issues, all of which directly influence the successful execution of the Company's strategic plan. In particular, Mr. Bruton's leadership role in transforming Ireland into one of the world's leading economies during his tenure, as well as in preparing the governing document for managing the Euro, lend substantial authority to Ingersoll Rand's economic and financial oversight.

(c) Jared L. Cohon – age 64, director since 2008

- President of Carnegie Mellon University since 1997 and also appointed Professor of Civil and Environmental Engineering and Professor of Engineering and Public Policy.
- Current Directorships:
  - Lexmark, Inc.
- Other Directorships Held in the Past Five Years:
  - Mellon Financial Services Corporation
  - Trane Inc. (formerly American Standard)
- Other Activities:
  - Appointed by President George W. Bush to serve on his Homeland Security Advisory Council in 2002 and reappointed in 2010 by President Barack Obama.

Dr. Cohon's extensive career in academics, including 14 years as president of an institution known throughout the world for its leadership in the fields of computer science, robotics, and advanced-technology teaching and research, offers the Company tremendous insight into the latest developments in areas critical to commercial innovation and manufacturing process improvement. A member of the National Academy of Engineering, Dr. Cohon is a recognized authority on environmental and water resources systems analysis and management. As such, Dr. Cohon also brings unique perspectives on sustainable business practices, both within our own operations and on behalf of our customers and communities. In 2008 and 2009, at the request of Congress, Dr. Cohon chaired the National Research Council Committee that produced the report, "Hidden Costs of Energy: Unpriced Consequences of Energy Production and Use." Finally, Dr. Cohon's more than nine years of service as a member of Trane Inc.'s (formerly American Standard) board of directors provides critical insight into that part of the Company's business.

(d) Gary D. Forsee – age 62, director since 2007

- President, University of Missouri System from 2008 to 2011.
- Chairman of the Board (from 2006 to 2007) and Chief Executive Officer (from 2005 to 2007) of Sprint Nextel Corporation (a telecommunications company).
- Current Directorships:
  - Great Plains Energy Inc.
- Other Directorships Held in the Past Five Years:
  - Goodyear Tire & Rubber Co.
  - Sprint Nextel Corporation
- Other Activities:
  - Trustee, National Board of Trustees, Boy Scouts of America
  - Trustee, Midwest Research Institute
  - Executive Advisory Board, Wind Point Partners

In addition to his broad operational and financial expertise, Mr. Forsee's experience as chairman and chief executive officer with the third largest U.S. firm in the global telecommunications industry offers a deep understanding of the challenges and opportunities within markets experiencing significant technology-driven change. His recent role as president of a major university system provides insight into the Company's talent development initiatives, which remain a critical enabler of Ingersoll Rand's long-term success. Mr. Forsee's membership on the board of an energy services utility also benefits the Company as it seeks to achieve more energy-efficient operations and customer solutions.

(e) Peter C. Godsoe – age 73, director since 1998

- Chairman of the Board and Chief Executive Officer of The Bank of Nova Scotia (a Canadian-based international bank) from 1995 until his retirement in 2004.
- Current Directorships:
  - Onex Corporation
  - Rogers Communications Inc.
- Other Directorships Held in the Past Five Years:
  - Barrick Gold Corporation
  - Lonmin plc
  - Sobeys Inc.
  - Templeton Emerging Markets Investment Trust plc
- Other Activities:
  - Director, Perimeter Institute for Theoretical Physics
  - Director, Canadian Centre for Diversity
  - Director, Mount Sinai Hospital
  - Director, The Warranty Group

Mr. Godsoe's nearly four decades of experience with a major Canadian bank, including a decade as its chairman and chief executive officer, brings valuable discernment to all aspects of Ingersoll Rand's financial affairs. His international perspective provides important insight into global financial markets and his deep understanding of financial instruments lends critical guidance for the Company's financing arrangements and overall financial position. The Company also benefits from Mr. Godsoe's board memberships, which comprise or have comprised mining, telecommunications and private equity firms that enhance our visibility into key economic trends and technological developments.

(f) **Edward E. Hagenlocker** – age 72, director since 2008

- Vice-Chairman of Ford Motor Company (an automobile manufacturer) from 1996 until his retirement in 1999.
- Chairman of Visteon Automotive Systems (a manufacturer and supplier of automobile products) from 1997 to 1999.
- Current Directorships:
  - AmeriSourceBergen Corporation
- Other Directorships Held in the Past Five Years:
  - Alcatel-Lucent
  - Air Products and Chemicals, Inc.
  - Trane Inc. (formerly American Standard)

Mr. Hagenlocker's nearly 35 years in the automotive industry, including experience as the vice chairman of the largest independent U.S. automotive company and as chairman of a major automotive systems supplier, brings to Ingersoll Rand extensive expertise in global manufacturing, engineering, design, marketing and channel management, as well as consumer-focused business disciplines. Mr. Hagenlocker's seven years of service as a member of Trane Inc.'s (formerly American Standard) board of directors provides critical insight into that part of the Company's business. In addition, his board memberships include businesses engaged in the manufacture of specialty and atmospheric gases for industrial processes, which provides insight into new technologies for our operations, and pharmaceutical distribution and services, which enhances our understanding of trends and developments in the healthcare sector.

(g) **Constance J. Horner** – age 70, director since 1994

- Guest Scholar at the Brookings Institution (a non-partisan research institute) from 1993 to 2005.
- Commissioner of U.S. Commission on Civil Rights from 1993 to 1998.
- Assistant to the President and Director of Presidential Personnel from 1991 to 1993.
- Deputy Secretary, U.S. Department of Health and Human Services from 1989 to 1991.
- Current Directorships:
  - Pfizer Inc.
  - Prudential Financial, Inc.
- Other Directorships Held in the Past Five Years: None
- Other Activities:
  - Trustee, The Prudential Foundation
  - Fellow, National Academy of Public Administration

Ms. Horner's substantial leadership experience and public-policy expertise resulting from her service in two presidential administrations and several U.S. government departments provide Ingersoll Rand with important perspective on matters that directly affect the Company's operations and financial affairs. In particular, Ms. Horner has deep insight into employee relations, talent development, diversity, operational management and healthcare through her leadership positions at various federal departments and commissions. Ms. Horner's board memberships afford ongoing engagement in the areas of healthcare, risk management and financial services, all of which have a direct influence on Ingersoll Rand's success.

(h) **Michael W. Lamach** – age 48, Chairman since June 2010 and director since February 2010

- President and Chief Executive Officer (since February 2010) of the Company.
- President and Chief Operating Officer of the Company from February 2009 to February 2010.
- Senior Vice President and President, Trane Commercial Systems, of the Company from June 2008 to September 2009.
- Senior Vice President and President, Security Technologies, of the Company from February 2004 to June 2008.
- Current Directorships:
  - Iron Mountain Incorporated
- Other Directorships Held in the Past Five Years: None

Mr. Lamach's extensive career of successfully leading global businesses, including eight years with Ingersoll Rand, brings significant experience and expertise to the Company's management and governance. His 27 years of business leadership encompass global automotive components, controls, security and HVAC systems businesses, representing a broad and diverse range of products and services, markets, channels, applied technologies and operational profiles. In his most recent role as president and chief operating officer of the Company, he was instrumental in driving strong productivity improvement and cost savings across the Company's global operations. Mr. Lamach's board membership with a leading information management systems firm provides ongoing insight into trends and developments in the critical areas of data security and information protection and retention.

(i) **Theodore E. Martin** – age 72, director since 1996

- President and Chief Executive Officer of Barnes Group Inc. (manufacturer and distributor of automotive and aircraft components and maintenance products) from 1995 until his retirement in 1998.
- Current Directorships:
  - C. R. Bard, Inc.
- Other Directorships Held in the Past Five Years:
  - Applied Biosystems, Inc. (formerly known as Applera Corporation)
  - Unisys Corporation
- Other Activities:
  - Chairman, Edna McConnell Clark Foundation
  - Trustee (emeritus), Syracuse University

Mr. Martin's experience as chief executive officer of a diversified global industrial firm lends valuable and direct expertise across all aspects of Ingersoll Rand's operational and financial activities. In particular, Mr. Martin's leadership of a large industrial manufacturing organization provides practical insight to help drive the Company's long-term productivity initiatives. His board memberships, which include organizations at the forefront of healthcare products and information technology, enhance the Company's access to important developments in these sectors.

(j) **Richard J. Swift** – age 67, Lead Director since 2010 and director since 1995

- Chairman of Financial Accounting Standards Advisory Council from 2002 to 2006.
- Chairman, President and Chief Executive Officer of Foster Wheeler Ltd. (provider of design, engineering, construction, manufacturing, management and environmental services) from 1994 to 2001.
- Current Directorships:
  - CVS Caremark Corporation
  - Hubbell Incorporated
  - Kaman Corporation
  - Public Service Enterprise Group
- Other Directorships Held in the Past Five Years: None

Mr. Swift's experience as chairman and chief executive officer of a global engineering firm and his five-year leadership of the advisory organization to a major accounting standards board imparts substantial expertise to all of the Company's operational and financial matters. His leadership of an organization that was instrumental in some of the world's most significant engineering projects provides unique insight into the complex systems involved in the efficient and effective development of buildings and industrial operations, which represent key global market segments for Ingersoll Rand's products and services. Mr. Swift's board memberships include firms engaged in the manufacture and distribution of industrial, electrical and electronic products, which directly correspond to key elements of the Company's growth and operational strategies.

(k) **Tony L. White** – age 65, director since 1997

- Chairman, President and Chief Executive Officer of Applied Biosystems Inc. (a developer, manufacturer and marketer of life science systems and genomic information products) from 1995 until his retirement in 2008.
- Current Directorships:
  - C.R. Bard, Inc.
  - CVS Caremark Corporation
- Other Directorships Held in the Past Five Years:
  - Applied Biosystems Inc. (formerly known as Applera Corporation)

Mr. White's extensive management experience, including 13 years as chairman and chief executive officer of an advanced-technology life sciences firm, provides substantial expertise and guidance across all aspects of Ingersoll Rand's operational and financial affairs. In particular, Mr. White's leadership of an organization whose success was directly connected to innovation and applied technologies aligns with the Company's focus on innovation as a key source of growth. The Company benefits from Mr. White's ongoing board memberships, where developments related to biotechnology and healthcare delivery systems can offer instructive process methodologies to accelerate our innovation efforts.

Item 2. Advisory Approval of the Compensation of Our Named Executive Officers

The Company is presenting the following proposal, commonly known as a "Say-on-Pay" proposal, which gives you as a shareholder the opportunity to endorse or not endorse our compensation program for named executive officers by voting for or against the following resolution:

> **"RESOLVED, that the shareholders approve the compensation of the Company's named executive officers, as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related disclosure contained in the Company's proxy statement."**

While our Board of Directors intends to carefully consider the shareholder vote resulting from the proposal, the final vote will not be binding on us and is advisory in nature.

In considering your vote, please be advised that our compensation program for named executive officers is guided by our design principles, as described in the Compensation Discussion and Analysis section of this Proxy Statement:

- *General program competitiveness*
- *Pay for performance*
- *Appropriate mix of short and long-term incentives*
- *Internal parity*
- *Shareholder alignment*
- *Alignment with various business strategies*

By following these design principles, we believe that our compensation program for named executive officers is strongly aligned with the long-term interests of our shareholders.

The Board of Directors recommends that you vote <u>FOR</u> advisory approval of the compensation of our named executive officers as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related disclosure contained in this proxy statement.

Item 3. Approval of Appointment of Independent Auditors

At the Annual General Meeting, shareholders will be asked to approve the appointment of PricewaterhouseCoopers ("PwC") as our independent auditors for the fiscal year ending December 31, 2012, and to authorize the Audit Committee of our Board of Directors to set the independent auditors' remuneration. PwC has been acting as our independent auditors for many years and, both by virtue of its long familiarity with the Company's affairs and its ability, is considered best qualified to perform this important function.

Representatives of PwC will be present at the Annual General Meeting and will be available to respond to appropriate questions. They will have an opportunity to make a statement if they so desire.

The Board of Directors recommends a vote <u>FOR</u> the proposal to approve the appointment of PwC as independent auditors of the Company and to authorize the Audit Committee of the Board of Directors to set the auditors' remuneration.

Audit Committee Report

While management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls, the Audit Committee reviews the Company's audited financial statements and financial reporting process on behalf of the Board of Directors. The independent auditors are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and to issue a report thereon. The Audit Committee monitors those processes. In this context, the Audit Committee has met and held discussions with management and the independent auditors regarding the fair and complete presentation of the Company's results. The Audit Committee has discussed significant accounting policies applied by the Company in its financial statements, as well as alternative treatments. Management has represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with United States generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. The Audit Committee also discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (Communication With Audit Committees), as adopted by the Public Company Accounting Oversight Board (United States).

In addition, the Audit Committee has received and reviewed the written disclosures and the letter from PwC required by the Public Company Accounting Oversight Board regarding PwC's communications with the Audit Committee concerning independence and discussed with PwC the auditors' independence from the Company and its management in connection with the matters stated therein. The Audit Committee also considered whether the independent auditors' provision of non-audit services to the Company is compatible with the auditors' independence. The Audit Committee has concluded that the independent auditors are independent from the Company and its management.

The Audit Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee meets separately with the internal and independent auditors, with and without management present, to discuss the results of their examinations, the evaluations of the Company's internal controls and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, for filing with the Securities and Exchange Commission (the "SEC"). The Audit Committee has selected PwC, subject to shareholder approval, as the Company's independent auditors for the fiscal year ending December 31, 2012.

AUDIT COMMITTEE

Richard J. Swift (Chair)
Ann C. Berzin
Peter C. Godsoe
Edward E. Hagenlocker
Theodore E. Martin

Fees of the Independent Auditors

The following table shows the fees paid or accrued by the Company for audit and other services provided by PwC for the fiscal years ended December 31, 2011 and 2010:

	2011	2010
Audit Fees(a)	$ 14,141,000	$ 14,227,000
Audit-Related Fees(b)	2,184,000	311,000
Tax Fees(c)	4,607,000	5,811,000
All Other Fees(d)	207,000	431,000
Total	$ 21,139,000	$ 20,780,000

(a) Audit Fees for the fiscal years ended December 31, 2011 and 2010, respectively, were for professional services rendered for the audits of the Company's annual consolidated financial statements and its internal controls over financial reporting including quarterly reviews, statutory audits, issuance of consents, comfort letters and assistance with, and review of, documents filed with the SEC.

(b) Audit-Related Fees consist of assurance services that are related to performing the audit and review of our financial statements. Audit-Related Fees for the year ended December 31, 2011 include services related to carve-out audits of disposed businesses, employee benefit plan audits, abandoned and unclaimed property tax assessments, and advise on internal financial accounting and compliance controls to be included in an integrated information system. Audit related fees for December 31, 2010 include services related to audits of employee benefit plans and abandoned and unclaimed property assessments.

(c) Tax Fees for the years ended December 31, 2011 and December 31, 2010 include consulting and compliance services in the U.S. and non-U.S. locations.

(d) All Other Fees for the year ended December 31, 2011 include certain consulting services associated with the integrated supply chain operations and license fees for technical accounting software. All Other Fees for the year ended December 31, 2010 include consulting services related to the Foreign Corrupt Practices Act and trade compliance matters and license fees for technical accounting software.

The Audit Committee has adopted policies and procedures which require that the Audit Committee pre-approve all non-audit services that may be provided to the Company by its independent auditors. The policy: (i) provides for pre-approval of an annual budget for each type of service; (ii) requires Audit Committee approval of specific projects over $100,000, even if included in the approved budget; and (iii) requires Audit Committee approval if the forecast of expenditures exceeds the approved budget on any type of service. The Audit Committee pre-approved all of the services described under "Audit-Related Fees," "Tax Fees" and "All Other Fees." The Audit Committee has determined that the provision of all such non-audit services is compatible with maintaining the independence of PwC.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of the Record Date, the beneficial ownership of our ordinary shares by (i) each director and director nominee of the Company, (ii) each executive officer of the Company named in the Summary Compensation Table below, and (iii) all directors and executive officers of the Company as a group:

Name	Ordinary Shares (a)	Notional Shares (b)	Options Exercisable Within 60 Days (c)
A. C. Berzin	20,049	24,449	—
J. Bruton	1,637	—	—
J. L. Cohon	22,412	—	52,992
G. D. Forsee	17,303	—	—
P. C. Godsoe	6,000	37,330	—
E. E. Hagenlocker	20,019	—	29,420
C. J. Horner	1,863	32,964	—
T. E. Martin	27,195	58,557	—
O. R. Smith	39,334	41,404	—
R. J. Swift	11,610	45,572	—
T. L. White	21,760	34,525	4,500
M. W. Lamach	49,632	45,120	748,006
S. R. Shawley	74,115	86,029	402,488
R. L. Katz	2,467	—	5,342
D. P. M. Teirlinck	21,536	26,339	128,615
R. Gs. Zafari	17,342	942	85,938
S. B. Hochhauser	36,297	—	—
All directors and executive officers as a group (23 persons)(d)	463,869	462,820	1,954,152

(a) Represents (i) ordinary shares held directly; (ii) ordinary shares held indirectly through a trust; (iii) unvested shares, including any restricted stock units ("RSUs") or performance share units ("PSUs"), and ordinary shares and ordinary share equivalents notionally held under the Trane Deferred Compensation Plan (the "TDCP") that vest or are distributable within 60 days of the Record Date; and (iv) ordinary shares held by the trustee under the Ingersoll-Rand Company Employee Savings Plan for the benefit of executive officers. No director or executive officer of the Company owns 1% or more of the Company's ordinary shares.

(b) Represents ordinary shares and ordinary share equivalents notionally held under the Ingersoll Rand Directors Deferred Compensation Plan (the "DDCP I") and the Ingersoll Rand Directors Deferred Compensation and Stock Award Plan II (the "DDCP II" and, together with the DDCP I, referred to as the "DDCP Plans"), the Ingersoll Rand Executive Deferred Compensation Plan (the "EDCP Plan I") and the Ingersoll Rand Executive Deferred Compensation Plan II (the "EDCP Plan II" and, together with the EDCP Plan I, the "EDCP Plans"), the TDCP and the Company's stock grant plan that are not distributable within 60 days of the Record Date.

(c) Represents ordinary shares as to which directors and executive officers had stock options or stock appreciation rights ("SARs") exercisable within 60 days of the Record Date, under the Company's Incentive Stock Plans.

(d) The Company's ordinary shares beneficially owned by all directors and executive officers as a group (including shares issuable under exercisable options) aggregated less than 1% of the total outstanding ordinary shares. Ordinary shares and ordinary share equivalents notionally held under the DDCP Plans, the EDCP Plans and the TDCP and ordinary share equivalents resulting from dividends on deferred stock awards are not counted as outstanding shares in calculating these percentages because they are not beneficially owned; the directors and executive officers have no voting or investment power with respect to these shares or share equivalents.

The following table sets forth each shareholder which is known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares of the Company based solely on the information filed by such shareholder in 2012 for the year ended December 31, 2011 on Schedule 13G under the Securities Exchange Act of 1934:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(a)
T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, Maryland 21202	27,170,133 (b)	9.10%
Invesco Ltd. 1555 Peachtree Street, NE Atlanta, Georgia 30309	21,748,817 (c)	7.28%
Fidelity Management and Research (FMR) LLC 82 Devonshire Street Boston, Massachusetts 02109	21,450,680 (d)	7.18%

(a) The ownership percentages set forth in this column are based on the Company's outstanding ordinary shares on the Record Date and assumes that each of the beneficial owners continued to own the number of shares reflected in the table above on such date.

(b) Information regarding T. Rowe Price Associates, Inc. and its stockholdings was obtained from a Schedule 13G filed with the SEC on February 10, 2012. The filing indicated that, as of December 31, 2011, T. Rowe Price Associates, Inc. had sole voting power as to 7,635,514 of such shares and sole dispositive power as to 27,150,833 of such shares.

(c) Information regarding Invesco Ltd. and its stockholdings was obtained from a Schedule 13G filed with the SEC on February 13, 2012. The filing indicated that, as of December 31, 2011, Invesco Ltd. had sole voting power as to 20,771,342 of such shares and sole dispositive power as to 21,748,817 of such shares.

(d) Information regarding the FMR LLC and its stockholdings was obtained from a Schedule 13G (Amendment No. 3) filed with the SEC on February 14, 2012. The filing indicated that, as of December 31, 2011, FMR LLC had sole voting power as to 2,803,211 of such shares and sole dispositive power as to 21,450,680 of such shares.

Equity Compensation Plan Information

The following table provides information as of December 31, 2011, with respect to the Company's ordinary shares that may be issued under equity compensation plans:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights*	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights**	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column)
Equity compensation plans approved by security holders	22,983,879	$ 34.03	9,114,246
Equity compensation plans not approved by security holders	—	—	—
Total	22,983,879	$ 34.03	9,114,246

* Includes shares that are held under the DDCP Plans, the EDCP Plans, the TDCP and the Company's stock grant plan.

** Calculation excludes shares that are held under the DDCP Plans, the EDCP Plans, the TDCP and the Company's stock grant plan.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

Our Corporate Governance Guidelines, together with the charters of the various Board committees, provide a framework for the corporate governance of the Company. The following is a summary of our Corporate Governance Guidelines. A copy of our Corporate Governance Guidelines, as well as the charters of each of our Board committees, are available on our website at *www.ingersollrand.com* under the heading "Investor Relations – Corporate Governance."

Role of the Board of Directors

The Company's business is managed under the direction of the Board of Directors. The role of the Board is to oversee the management and governance of the Company and monitor senior management's performance.

Board Responsibilities

The Board's core responsibilities include:

- selecting, monitoring, evaluating and compensating senior management;
- assuring that management succession planning is ongoing;
- reviewing the Company's financial controls and reporting systems;
- overseeing the Company's management of enterprise risk;
- reviewing the Company's ethical standards and compliance procedures; and
- evaluating the performance of the Board, Board committees and individual directors.

Board Leadership Structure

The positions of Chairman of the Board and CEO at the Company are held by the same person, except in unusual circumstances, such as during a CEO transition. This policy has worked well for the Company. It is the Board's view that the Company's corporate governance principles, the quality, stature and substantive business knowledge of the members of the Board, as well as the Board's culture of open communication with the CEO and senior management are conducive to Board effectiveness with a combined Chairman and CEO position.

In addition, the Board has a strong, independent Lead Director and it believes this role adequately addresses the need for independent leadership and an organizational structure for the independent directors. The Board appoints a Lead Director for a three-year minimum term from among the Board's independent directors. The Lead Director coordinates the activities of all of the Board's independent directors. The Lead Director is the principal confidant to the CEO and ensures that the Board has an open, trustful relationship with the Company's senior management team. In addition to the duties of all directors, as set forth in the Company's Governance Guidelines, the specific responsibilities of the Lead Director are as follows:

- Chair the meetings of the independent directors when the Chairman is not present;
- Ensure the full participation and engagement of all Board members in deliberations;
- Lead the Board in all deliberations involving the CEO's employment, including hiring, contract negotiations, performance evaluations, and dismissal;
- Counsel the CEO on issues of interest/concern to directors and encourage all directors to engage the CEO with their interests and concerns;
- Work with the CEO to develop an appropriate schedule of Board meetings, seeking to ensure that the directors can perform their duties responsibly, while not interfering with the flow of Company operations;
- Work with the CEO to develop the Board and Committee agendas and approve the final agendas;
- Keep abreast of key Company activities and advise the CEO as to the quality, quantity and timeliness of the flow of information from Company management that is necessary for the directors to effectively and responsibly perform their duties; although Company management is responsible for the preparation of materials for the Board, the Lead Director may specifically request the inclusion of certain material;
- Engage consultants who report directly to the Board and assist in recommending consultants that work directly for Board Committees;
- Work in conjunction with the Corporate Governance and Nominating Committee in compliance with Governance Committee processes to interview all Board candidates and make recommendations to the Board;

- Assist the Board and Company officers in assuring compliance with and implementation of the Company's Governance Guidelines; work in conjunction with the Corporate Governance Committee to recommend revisions to the Governance Guidelines;
- Coordinate, develop the agenda for and chair executive sessions of the Board's independent directors; act as principal liaison between the independent directors and the CEO on sensitive issues;
- Work in conjunction with the Corporate Governance and Nominating Committee to identify for appointment the members of the various Board Committees, as well as selection of the Committee chairs;
- Make commitment to serve in the role of Lead Director for a minimum of three years; and
- Help set the tone for the highest standards of ethics and integrity.

Mr. Swift has been the Company's Lead Director since January 2010.

Board Risk Oversight

The Board has oversight responsibility of the processes established to report and monitor systems for material risks applicable to the Company. The Board focuses on the Company's general risk management strategy and the most significant risks facing the Company and ensures that appropriate risk mitigation strategies are implemented by management. The full Board is responsible for considering strategic risks and succession planning and, at each Board meeting, receives reports from each Committee as to risk oversight within their areas of responsibility. The Board has delegated to its various committees the oversight of risk management practices for categories of risk relevant to their functions as follows:

- The Audit Committee oversees risks associated with the Company's systems of disclosure controls and internal controls over financial reporting, as well as the Company's compliance with legal and regulatory requirements.
- The Compensation Committee considers risks related to the attraction and retention of talent and risks related to the design of compensation programs and arrangements.
- The Corporate Governance and Nominating Committee oversees risks associated with sustainability.
- The Finance Committee oversees risks associated with foreign exchange, insurance, credit and debt.

The Company has appointed the Chief Financial Officer as its Chief Risk Officer and, in that role, the Chief Risk Officer periodically reports on risk management policies and practices to the relevant Board Committee or to the full Board so that any decisions can be made as to any required changes in the Company's risk management and mitigation strategies or in the Board's oversight of these.

Finally, as part of its oversight of the Company's executive compensation program, the Compensation Committee considers the impact of the Company's executive compensation program and the incentives created by the compensation awards that it administers on the Company's risk profile. In addition, the Company reviews all of its compensation policies and procedures, including the incentives that they create and factors that may reduce the likelihood of excessive risk taking, to determine whether they present a significant risk to the Company. Based on this review, the Company has concluded that its compensation policies and procedures are not reasonably likely to have a material adverse effect on the Company.

Director Compensation and Stock Ownership

It is the policy of the Board that directors' fees be the sole compensation received from the Company by any non-employee director. The Company has a share ownership requirement of 10,000 ordinary shares for all non-employee directors. Directors are required to spend at least $50,000 annually to purchase ordinary shares until they reach the 10,000 share ownership level.

Board Size and Composition

The Board consists of a substantial majority of independent, non-employee directors. In addition, our Corporate Governance Guidelines require that all members of the committees of the Board must be independent directors. The Board has the following four standing committees: Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee, and Finance Committee. The Board of Directors has determined that each member of each of these committees is "independent" as defined in the NYSE listing standards and the Company's Guidelines for Determining Independence of Directors. Committee memberships and chairs are rotated periodically.

Board Diversity

The Company's policy on Board diversity relates to the selection of nominees for the Board. In selecting a nominee for the Board, the Corporate Governance and Nominating Committee considers the skills, expertise and background that would complement the existing Board and ensure that its members are of sufficiently diverse and independent backgrounds, recognizing that the Company's businesses and operations are diverse and global in nature. The Board has two female directors, one African-American director, one Hispanic director and directors representing three nationalities out of a total of 11 directors.

Board Advisors

The Board and its committees may, under their respective charters, retain their own advisors to carry out their responsibilities.

Executive Sessions

The Company's independent directors meet privately in regularly scheduled executive sessions, without management present, to consider such matters as the independent directors deem appropriate. These executive sessions are required to be held no less than twice each year.

Board Evaluation

The Corporate Governance and Nominating Committee assists the Board in evaluating its performance and the performance of the Board committees. Each committee also conducts an annual self-evaluation. The effectiveness of individual directors is considered each year when the directors stand for re-nomination.

Director Orientation and Education

The Company has developed an orientation program for new directors and provides continuing education for all directors. In addition, the directors are given full access to management and corporate staff as a means of providing additional information.

Director Nomination Process

The Corporate Governance and Nominating Committee reviews the composition of the full Board to identify the qualifications and areas of expertise needed to further enhance the composition of the Board, makes recommendations to the Board concerning the appropriate size and needs of the Board and, on its own or with the assistance of management or others, identifies candidates with those qualifications. In considering candidates, the Corporate Governance and Nominating Committee will take into account all factors it considers appropriate, including breadth of experience, understanding of business and financial issues, ability to exercise sound judgment, diversity, leadership, and achievements and experience in matters affecting business and industry. The Corporate Governance and Nominating Committee considers the entirety of each candidate's credentials and believes that at a minimum each nominee should satisfy the following criteria: highest character and integrity, experience and understanding of strategy and policy-setting, sufficient time to devote to Board matters, and no conflict of interest that would interfere with performance as a director. Shareholders may recommend candidates for consideration for Board membership by sending the recommendation to the Corporate Governance and Nominating Committee, in care of the Secretary of the Company. Candidates recommended by shareholders are evaluated in the same manner as director candidates identified by any other means.

Director Independence

The Board has determined that all of our current directors, except M.W. Lamach, who is an employee of the Company, are independent under the standards set forth in Exhibit I to our Corporate Governance Guidelines, which are consistent with the NYSE listing standards. The Board previously determined that Mr. Orin R. Smith, who retired from the Board in June 2011, was an independent director. In determining the independence of directors, the Board evaluated transactions between the Company and entities with which directors were affiliated that occurred in the ordinary course of business and that were provided on the same terms and conditions available to other customers. A copy of Exhibit I to our Corporate Governance Guidelines is available on our website, *www.ingersollrand.com*, under the heading "Investor Relations—Corporate Governance."

Communications with Directors

Shareholders and other interested parties wishing to communicate with the Board, the non-employee directors or any individual director (including our Lead Director and Compensation Committee Chair) may do so either by sending a communication to the Board and/or a particular Board member, in care of the Secretary of the Company, or by e-mail at *irboard@irco.com*. Depending upon the nature of the communication and to whom it is directed, the Secretary will: (a) forward the communication to the appropriate director or directors; (b) forward the communication to the relevant department within the Company; or (c) attempt to handle the matter directly (for example, a communication dealing with a share ownership matter).

Code of Conduct

The Company has adopted a worldwide Code of Conduct, applicable to all employees, directors and officers, including our Chief Executive Officer, our Chief Financial Officer and our Controller. The Code of Conduct meets the requirements of a "code of ethics" as defined by Item 406 of Regulation S-K, as well as the requirements of a "code of business conduct and ethics" under the NYSE listing standards. The Code of Conduct covers topics including, but not limited to, conflicts of interest, confidentiality of information, and compliance with laws and regulations. A copy of the Code of Conduct is available on our website located at *www.ingersollrand.com* under the heading "Investor Relations—Corporate Governance." Amendments to, or waivers of the provisions of, the Code of Conduct, if any, made with respect to any of our directors and executive officers will be posted on our website.

Anti-Hedging Policy and Other Restrictions

The Company prohibits its directors and executive officers from (i) purchasing any financial instruments designed to hedge or offset any decrease in the market value of Company securities and (ii) engaging in any form of short-term speculative trading in Company securities. Directors and executive officers are also prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan unless the Senior Vice President and General Counsel provides pre-clearance after the director or executive officer clearly demonstrates the financial capability to repay the loan without resort to the pledged securities.

Committees of the Board

Audit Committee

Members:
Richard J. Swift (Chair)
Ann C. Berzin
Peter C. Godsoe
Edward E. Hagenlocker
Theodore E. Martin

Key Functions:

- Review annual audited and quarterly financial statements, as well as the Company's disclosures under "Management's Discussion and Analysis of Financial Conditions and Results of Operations," with management and the independent auditors.
- Obtain and review periodic reports, at least annually, from management assessing the effectiveness of the Company's internal controls and procedures for financial reporting.
- Review the Company's processes to assure compliance with all applicable laws, regulations and corporate policy.
- Recommend the public accounting firm to be proposed for appointment by the shareholders as our independent auditors and review the performance of the independent auditors.
- Review the scope of the audit and the findings and approve the fees of the independent auditors.
- Approve in advance permitted audit and non-audit services to be performed by the independent auditors.
- Satisfy itself as to the independence of the independent auditors and ensure receipt of their annual independence statement.

The Board of Directors has determined that each member of the Audit Committee is "independent" for purposes of the applicable rules and regulations of the SEC, as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines and has determined that each member of the Audit Committee meets the qualifications of an "audit committee financial expert," as that term is defined by rules of the SEC.

A copy of the charter of the Audit Committee is available on our website, *www.ingersollrand.com*, under the heading "Investor Relations—Corporate Governance."

Compensation Committee

Members:
Tony L. White (Chair)
John Bruton
Jared L. Cohon
Gary D. Forsee
Constance J. Horner

Key Functions:

- Establish executive compensation policies.
- Review and approve the goals and objectives relevant to the compensation of the Chief Executive Officer, evaluate the Chief Executive Officer's performance against those goals and objectives and set the Chief Executive Officer's compensation level based on this evaluation.
- Approve compensation of officers and key employees.
- Administer the Company's equity compensation plans.
- Review and recommend changes in principal employee benefit programs.

For a discussion concerning the processes and procedures for determining executive and director compensation and the role of executive officers and compensation consultants in determining or recommending the amount or form of compensation, see "Compensation Discussion and Analysis" and "Compensation of Directors," respectively.

The Board of Directors has determined that each member of the Compensation Committee is "independent" as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines. In addition, the Board has determined that each member of the Compensation Committee qualifies as a "Non-Employee Director" within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934 and an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code.

A copy of the charter of the Compensation Committee is available on our website, *www.ingersollrand.com*, under the heading "Investor Relations—Corporate Governance."

Corporate Governance and Nominating Committee

Members: Gary D. Forsee (Chair)
John Bruton
Jared L. Cohon
Constance J. Horner
Tony L. White

Key Functions:

- Identify individuals qualified to become directors and recommend the candidates for all directorships.
- Recommend individuals for election as officers.
- Review the Company's Corporate Governance Guidelines and make recommendations for changes.
- Consider questions of independence and possible conflicts of interest of directors and executive officers.
- Take a leadership role in shaping the corporate governance of the Company.
- Oversee the Company's sustainability efforts.

The Board of Directors has determined that each member of the Corporate Governance and Nominating Committee is "independent" as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines.

A copy of the charter of the Corporate Governance and Nominating Committee is available on our website, *www.ingersollrand.com*, under the heading "Investor Relations—Corporate Governance."

Finance Committee

Members: Peter C. Godsoe (Chair)
Ann C. Berzin
Edward E. Hagenlocker
Theodore E. Martin
Richard J. Swift

Key Functions:

- Review proposed borrowings and issuances of securities.
- Recommend to the Board the dividends to be paid on our ordinary shares.
- Review cash management policies.
- Review periodic reports of the investment performance of the Company's employee benefit plans.

The Board of Directors has determined that each member of the Finance Committee is "independent" as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines.

A copy of the charter of the Finance Committee is available on our website, *www.ingersollrand.com*, under the heading "Investor Relations—Corporate Governance."

Board, Committee and Annual Meeting Attendance

The Board and its committees held the following number of meetings during the fiscal year ended December 31, 2011:

Board	6
Audit Committee	10
Compensation Committee	8
Corporate Governance and Nominating Committee	6
Finance Committee	6

Each incumbent director attended 95% or more of the total number of meetings of the Board and the committees on which he or she served during the year. The Company's non-employee directors held six independent director meetings without management present during the fiscal year 2011. It is the Board's general practice to hold independent director meetings in connection with regularly scheduled Board meetings.

The Company expects all Board members to attend the annual general meeting, but from time to time other commitments prevent all directors from attending the meeting. All of the directors attended the most recent annual general meeting of shareholders, which was held on June 2, 2011, other than Mr. Forsee who was unable to attend due to a family matter.

Compensation of Directors

Director Compensation

Our director compensation program is designed to compensate non-employee directors fairly for work required for a company of our size and scope and align their interests with the long-term interests of our shareholders. The program reflects our desire to attract, retain and use the expertise of highly qualified people serving on the Company's Board of Directors. The Corporate Governance and Nominating Committee periodically reviews the compensation level of our non-employee directors in consultation with the Committee's independent compensation consultant and makes recommendations to the Board of Directors. Employee directors do not receive any additional compensation for serving as a director.

Our director compensation program for non-employee directors consists of the following elements:

Compensation Element	**Compensation Value**	
Annual Cash Retainer	$	240,000
Audit Committee Chair Cash Retainer	$	30,000
Compensation Committee Chair Cash Retainer	$	15,000
Corporate Governance and Nominating Committee Chair and Finance Committee Chair Cash Retainer	$	10,000
Audit Committee Member Cash Retainer (other than Chair)	$	7,500
Lead Director Cash Retainer	$	50,000
Additional Meetings or Unscheduled Planning Session Fees *	$	2,500 (per meeting or session)

* The Board and each Committee, other than Audit, has 6 regularly scheduled meetings each year. The Audit Committee has 9 regularly scheduled meetings each year.

In addition, non-employee directors are eligible to receive a tax equalization payment if the Irish income taxes owed on their director compensation exceed the income taxes owed on such compensation in their country of residence. Without these tax equalization payments, a director would be subject to double taxation since they are already paying taxes on their director income in their country of residence. We believe these tax equalization payments are appropriate to ensure our ability to continue to attract highly qualified persons who do not reside in Ireland. In 2011, only three of the non-employee directors received a tax equalization payment for the year 2010.

Share Ownership Requirement

To align the interests of directors with shareholders, the Board has adopted a requirement that each director invest $50,000 annually to acquire Company shares until they own 10,000 shares. In setting the share ownership requirement, the Board considered the input of the independent compensation consultant, the Company's current stock price and the period of time it would take a director to reach the required ownership level based on a $50,000 per year investment.

2011 Director Compensation

The compensation paid or credited to our non-employee directors for the year ended December 31, 2011, is summarized in the table below:

Name	Fees earned or paid in cash ($)(a)	All Other Compensation ($)(b)	Total ($)
A. C. Berzin	247,500	84,390	331,890
J. Bruton	245,000	—	245,000
J. L. Cohon	242,500	—	242,500
G. D. Forsee	255,000	—	255,000
P. C. Godsoe	257,500	—	257,500
E. E. Hagenlocker	245,000	—	245,000
C. J. Horner	245,000	15,946	260,946
T. E. Martin	247,500	—	247,500
O. R. Smith (c)	132,500	5,575	138,075
R. J. Swift	322,500	—	322,500
T. L. White	252,500	—	252,500

(a) The amounts in this column represent the following annual cash retainer, the Committee Chair retainers, the Audit Committee member retainer, the Lead Director retainer, and the Board, Committee and other meeting or session fees:

Name	Cash Retainer ($)	Committee Chair Retainer ($)	Audit Committee Member Retainer ($)	Lead Director Retainer Fees ($)	Board, Committee and Other Meeting or Session Fees ($)
A. C. Berzin	240,000	—	5,000	—	2,500
J. Bruton	240,000	—	—	—	5,000
J. L. Cohon	240,000	—	—	—	2,500
G. D. Forsee	240,000	10,000	—	—	5,000
P. C. Godsoe	240,000	10,000	5,000	—	2,500
E. E. Hagenlocker	240,000	—	5,000	—	—
C. J. Horner	240,000	—	—	—	5,000
T. E. Martin	240,000	—	5,000	—	2,500
O. R. Smith	120,000	7,500	—	—	5,000
R. J. Swift	240,000	30,000	—	50,000	2,500
T. L. White	240,000	7,500	—	—	5,000

(b) All Other Compensation represents tax equalization payments for Ms. Berzin, Ms. Horner and Mr. Smith.

(c) Mr. Smith retired from the Board on June 2, 2011.

For each non-employee director at December 31, 2011, the following table reflects unexercised stock options, all of which are vested:

Name	Number of stock options
A. C. Berzin	9,000
J. Bruton	—
J. L. Cohon	52,992
G. D. Forsee	—
P. C. Godsoe	—
E. E. Hagenlocker	29,420
C. J. Horner	—
T. E. Martin	—
O. R. Smith	9,000
R. J. Swift	—
T. L. White	9,000

COMPENSATION DISCUSSION AND ANALYSIS

The compensation discussion and analysis set forth below provides an overview of our compensation programs, including the philosophy and objectives of our programs, as well as a discussion of how awards are determined for our named executive officers ("NEOs"). The NEOs for the 2011 performance period are (i) our Chairman, President and Chief Executive Officer ("CEO"), Mr. Michael W. Lamach; (ii) our Senior Vice President and Chief Financial Officer ("CFO"), Mr. Steven R. Shawley; (iii) our Senior Vice President and President, Climate Solutions sector, Mr. Didier P. M. Teirlinck; (iv) our Senior Vice President and President, Industrial Technologies sector, Mr. Robert Gs. Zafari; (v) our Senior Vice President and General Counsel, Mr. Robert L. Katz; and (vi) our former Senior Vice President and President, Residential Solutions sector, Mr. Steven B. Hochhauser, who separated from service on September 1, 2011.

This discussion and analysis is divided into the following sections:

I. Executive Summary

II. Compensation Philosophy and Design Principles

III. Factors Considered in the Determination of Target Total Direct Compensation

IV. Role of the Compensation Committee, Independent Advisor and Committee Actions

V. Compensation Program Descriptions

VI. 2011 Compensation Decisions (Actual Awards)

VII. Other Compensation and Tax Matters

I. Executive Summary

The Compensation Committee annually reviews the philosophy, objectives and elements of our executive compensation programs in relation to both our short and long-term business objectives. Based on this review and the significant support our executive compensation program received from shareholders at the 2011 Annual General Meeting, the Compensation Committee elected to preserve the major elements of our total direct compensation program. Our total direct compensation includes base salary, an annual incentive opportunity (the Annual Incentive Matrix or "AIM") and annual equity awards that include stock options, RSUs, and PSUs under our Performance Share Program ("PSP"), with more weight put on the variable components. Each of these elements is targeted around the 50th percentile of our peer companies; however, based on individual and/or Company performance, potential and other factors, actual compensation realized may be higher or lower than the 50th percentile.

While the primary components of our total direct compensation remain unchanged, the Compensation Committee made the following changes in 2011:

1. Based on input received from shareholders and advisors and to strengthen the alignment with our goal to be a top quartile performer relative to our peers and to drive more profitable Revenue growth, we changed the metrics associated with AIM from Revenue, Earnings per Share ("EPS"), and Cash Flow ("Cash Flow") to Operating Income ("OI") margin percent and Revenue growth. Once OI margin percent/Revenue growth results are determined, then the results are modified up or down based on Cash Flow as a percentage of net profit after tax (the "Cash Flow Modifier");
2. Based on input received from shareholders and advisors and to better align the long-term incentives of our NEOs with both our internal business goals and the interests of our shareholders, we changed the PSP design beginning with the 2012 – 2014 performance cycle by adding a second financial metric, relative Total Shareholder Return ("TSR"), which is weighted equally with relative EPS growth. In addition, the payout level for the 25th percentile or threshold performance was lowered from earning 50% of target shares to 25% of target shares; and
3. To increase travel options and to manage costs, we modified the policy related to the CEO's personal use of Company-provided aircraft by permitting commercial flights if the security risk is deemed minimal.

<u>2011 Company Performance:</u>

As referenced above, the financial metrics incorporated into the 2011 AIM program were revised to increase our executives' focus to drive more profitable Revenue growth. Specifically, our goals in 2011 included:

1. Increasing annual Revenues by 7.0% to 8.0% over the prior year;
2. Improving OI margins by 2 percentage points over the prior year; and
3. Ensuring available Cash Flow was equal to or higher than after-tax income.

Based on actual performance, the payout for the enterprise was 92.3% of target, and was at various levels above and below 92.3% for each of the four business sectors (for additional details, refer to *2011 Compensation Decisions (Actual Awards)*). Overall, we feel the program better aligned management with the Company's most critical goals and objectives and therefore the new AIM design will be continued in 2012.

The 2009 - 2011 PSP performance period concluded at the end of 2011. A PSP payout is made if the Company's EPS growth performance, relative to all of the companies in the S&P 500 Industrials Index, achieves at least the 25th percentile over the three year performance period, with increasingly higher payouts for performance between the 26th and 75th percentiles. EPS growth is measured by the increase or decrease in EPS for 2011 compared to the EPS for 2008. For the 2009 - 2011 performance period, the Company achieved an adjusted EPS from continuing operations of $2.68 in 2011 as compared to an adjusted EPS from continuing operations of $3.18 in 2008 as shown in the chart below. On a relative basis, this represents an EPS growth rate of -15.72% (16th percentile) as compared to an EPS growth rate of -2.88% (25th percentile), 12.04% (45th percentile), 17.04% (55th percentile) and 33.21% (75th percentile) of the companies in the S&P 500 Industrials Index. As a result of this level of performance, the payout was zero. For additional information related to the PSP, refer to *Long-Term Incentive Programs* under our *Compensation Program Descriptions* section.



EPS
2008
2009
2010
2011
$4.00
$3.75
$3.50
$3.25
$3.00
$2.75
$2.50
$2.25
$2.00
$1.75
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
$3.18
$1.38
$2.16
$2.68
3-Year Growth Rate = -15.72%*

* Excludes the impact of impairment charges recognized in 2008 and 2011, healthcare reform tax charge in 2010 and Hussmann operating results for 2008 - 2011.

Consistent with our pay for performance philosophy, we will continue to place significant emphasis on our variable compensation components (AIM, PSP, stock options and RSUs) when structuring the compensation arrangements for our NEOs. As reflected above and illustrated below, a substantial portion of each of our NEOs' total direct compensation is contingent on the successful performance of the Company. In addition, we believe the actions taken in 2011 to improve the design of our executive compensation programs are in the best interest of the Company and shareholders.

Chairman, President and CEO



Base Salary
12%
Target Bonus
18%
Target
Long-Term
Incentives
70%

Pay at Risk = 88%

Other NEOs



Target
Long-Term
Incentives
54%
Base Salary
24%
Target Bonus
22%

Pay at Risk = 76%

II. Compensation Philosophy and Design Principles

The objective of our executive compensation programs is to enable us to attract, retain and focus the talents and energies of executives who are capable of meeting the current and future goals of the Company, most notably, the creation of sustainable shareholder value. Our compensation programs and decisions are driven by these objectives. As we operate in an ever-changing environment that is impacted by economic, technological, regulatory and competitive factors, our Compensation Committee considers these and other factors in its process of determining the type of compensation and benefit programs to offer, as well as setting specific performance targets for incentive awards.

The design principles that govern our executive compensation programs are:

1. General program competitiveness

   Total direct compensation opportunities must serve to attract and retain top performing executives. All of our executive compensation program targets are established using relevant market data to ensure their competitiveness. In aggregate, we structure our target total direct compensation (which is a combination of base salary, AIM and equity awards) at the 50th percentile of the markets in which we compete for talent. However, each NEO's target total direct compensation may be above or below the 50th percentile based on his or her experience and proficiency in performing the duties of their position.

2. Pay for performance

   A sizable percentage of each of our NEO's total direct compensation opportunity is contingent on, and variable with, performance. Performance is measured against and contingent on:

   (a) Multiple metrics of actual annual business unit and/or Company financial performance against pre-established objectives (through our AIM program);

   (b) The Company's EPS growth (and beginning in 2012, TSR) over a multi-year period relative to companies in the S&P 500 Industrials Index (through our PSP program);

   (c) Stock price appreciation (through equity compensation programs), including stock options, RSUs and PSUs awarded under our long-term incentive program; and

   (d) Each NEO's demonstrated ability to achieve Company financial objectives, develop and carry out strategic initiatives, contribute to both the growth and operational excellence of the Company and lead in a way that is consistent with our 2011 core competencies: business acumen, change acceleration, collaboration, customer focus, driving for results, innovation and talent stewardship as well as upholding the Company values and adhering to our Code of Conduct. These core competencies were revised for 2012.

   Total direct compensation can exceed the target award level if performance exceeds the target. Conversely, if performance falls short of the target, total direct compensation can be below the target award level.

3. Appropriate mix of short and long-term incentives

   We believe that an appropriate mix between short and long-term incentives is important to encourage our NEOs to engage in strategies and make decisions that balance the need to meet our Annual Operating Plan ("AOP") with the longer-term interests of the Company and its shareholders. The mix is based on a review of competitive practices as well as our internal compensation philosophy and business strategies.

4. Internal parity

   Each of our NEO's total direct compensation opportunity is proportionate with the responsibility, scope and complexity of that individual's role within the Company. Thus, similar jobs are assigned similar compensation opportunities.

5. Shareholder alignment

   We have designed our executive compensation programs to align the interests of our NEOs with the interests of our shareholders by rewarding the achievement of revenue, earnings, cash flow and other financial targets, as well as operational excellence and sustained individual performance. The value of the variable compensation components (i.e., AIM plus equity-based awards) is directly linked to our financial performance and to the value created for our shareholders. Thus, we believe the variable pay programs provide a strong incentive to create shareholder value, and establish clear alignment of the interests of our shareholders and of our NEOs.

6. Alignment with various business strategies

   Our executive compensation programs are structured to be flexible in recognizing that individuals within sectors and business units must focus on specific financial measures to meet the short and long-term plans of the business unit for which they are accountable. This principle, in conjunction with the design principles described above, directly influences the target award levels for sector and business unit leaders. Thus, it is not only possible but also desirable for certain sector or business unit leaders to earn substantial awards in years when their sector or business unit outperforms the Company as a whole. Conversely, if a sector or business unit fails to meet its performance goals, that sector or business unit's leader may earn a lesser award in that year than his or her peers in a business unit or sector that met or exceeded its goals.

III. Factors Considered in the Determination of Target Total Direct Compensation

Our Compensation Committee reviews and evaluates the executive compensation levels and practices against those of similar companies with which we compete for executive talent. These reviews are conducted throughout the year using a variety of methods such as: (i) the direct analysis of the proxy statements of other diversified industrial companies (see peer group below), (ii) a review of survey data of companies of similar size in a range of relevant industries published by several independent consulting firms, (iii) a review of customized compensation surveys conducted by independent consulting firms, and (iv) feedback received from external constituencies. The Compensation Committee does not rely on a single source of information when making executive compensation decisions. Several of the companies included in these compensation surveys are the same as those comprising the Standard & Poor's 500 Industrials Index referred to in our Annual Report on Form 10-K under the caption "Performance Graph."

We annually provide shareholders with the opportunity to cast an advisory vote on executive compensation (a "say on pay proposal"). At our annual general meeting of shareholders held in June 2011, shareholders approved our say on pay proposal by a substantial majority (89%). The Compensation Committee believes this affirms shareholders' support of our approach to executive compensation. The Compensation Committee will continue to consider the outcome of our say on pay votes when making future compensation decisions for our NEOs.

We periodically evaluate and change the makeup of our peer group. Our peer group was last changed in 2008 when we acquired Trane and was based on an analysis provided by a compensation consulting firm, which had been engaged to perform this review. Because our diverse lines of business make it difficult to identify completely similar companies, our peer group was developed based on global diversified industrial companies most of which have both product and service offerings and which compete with us for the acquisition and retention of executive talent. Our Compensation Committee continues to review the appropriateness of our peer group and makes changes if our size or lines of business change, or if the companies within our peer group change their businesses or operations. Another review is planned for 2012.

Company
3M
Cummins, Inc.
Danaher Corp
Dupont
Eaton Corp
Emerson Electric
Honeywell International
Illinois Tool Works
ITT Industries Inc.
Johnson Controls Inc.
Paccar Inc.
Parker Hannifin Corp
PPG Industries
Raytheon
Textron
Tyco International
United Technologies

In addition, the Compensation Committee annually reviews tally sheets on the NEOs in order to understand fully all elements of current and potential future compensation when making compensation decisions. These tally sheets contain the following items: base salary, current short and long-term incentive award opportunities, and benefits that would be payable under various types of separation from service, such as in the context of a change in control, termination without cause or retirement.

IV. Role of the Compensation Committee, Independent Advisor and Committee Actions

Our Compensation Committee, which is composed solely of independent directors, oversees our compensation plans and policies, administers our equity-based programs and reviews and approves all forms of compensation (including equity-based compensation) relating to our officers, including the NEOs.

The Compensation Committee exclusively decides which compensation elements and the amounts to be awarded to our CEO. Our CEO does not make any recommendations regarding his own compensation and is not informed of these awards until the decisions have been finalized. Our CEO makes compensation recommendations regarding our other NEOs. The Compensation Committee considers these recommendations when approving the compensation elements and amounts to be awarded to our other NEOs.

In addition, our Compensation Committee is responsible for reviewing our employee benefit plans and making recommendations to our Board of Directors for significant amendments or termination of our executive incentive compensation plans, as well as our broad-based pension and welfare plans. The Compensation Committee's duties are described in the Charter of the Compensation Committee, which is available on our website at *www.ingersollrand.com*.

Our Compensation Committee has the authority to retain an independent advisor for the purpose of reviewing and providing guidance related to our executive compensation and benefit programs. Compensation Strategies, Inc. served as the independent advisor to the Compensation Committee for the majority of 2011. In December 2011, the Compensation Committee engaged Hay Group, Inc. to serve as its independent advisor. Neither of these firms performed any other services for the Company.

In addition to the actions taken in 2011, which are described in our Executive Summary, our Compensation Committee has adopted a number of best practices over the past few years, including:

- Adoption of a claw-back/recoupment policy. Our current policy will be revised, if necessary, to comply with the requirements of the Dodd-Frank Act when the final regulations are issued;
- Amending our 2007 Stock Incentive Plan to replace full payout at target of outstanding PSP awards in the event of a Change in Control of the Company with prorated PSP payout at target based on the point in the performance period when the Change in Control occurs;
- Closing the Elected Officer Supplemental Program ("EOSP") to future participants after April 30, 2011;
- Substantial modification of disclosure in this CD&A to provide greater context and clarity as to how incentive plans work and why they were designed as described;
- Introduction of tally sheets to provide our Compensation Committee with a clearer picture of the total compensation of the NEOs in the event of different termination scenarios, including a change in control; and
- Elimination of the tax gross-up for the CEO's personal use of Company-provided aircraft and the introduction of a dollar limit on personal use.

V. Compensation Program Descriptions

The following table is meant to be a helpful summary of the elements, objectives, risk mitigation factors and other key features of our total direct compensation program.

Element	*Objective of Element including Risk Mitigation Factors*	*Key Features Relative to NEOs*
Base Salary	*To provide a sufficient and stable source of cash compensation and to avoid excessive risk-taking, it is important that at least some cash compensation is not variable.*	*Targeted, on average, at the 50th percentile of our peer group.* *Adjustments are determined by the Compensation Committee based on an evaluation of the NEO's proficiency in fulfilling his or her responsibilities, as well as performance against key objectives and behaviors.* *On average, only 19% of the NEOs' total direct compensation is comprised of base salary.*

Element	Objective of Element including Risk Mitigation Factors	Key Features Relative to NEOs
Annual Incentive Matrix Program	*To serve as an annual cash award based on the achievement of pre-established performance objectives.* *Structured to take into consideration the unique needs of the various businesses.* *Amount of compensation earned is subject to a maximum payout of 200% and is also subject to a claw-back in the event of a financial restatement.*	*Each NEO has an AIM target expressed as a percentage of base salary. Targets are set based on the compensation levels of similar jobs in comparable companies, as well as on the NEO's experience and proficiency level in performing the duties of the role.* *Actual AIM award payouts are dependent on business and/or enterprise financial performance and individual performance. The financial metrics used to determine the awards for 2011 were OI margin percent and Revenue growth, modified up or down based on the Cash Flow Modifier.* *On average, 20% of the NEOs' total direct compensation is comprised of AIM.*
Performance Share Program	*To serve as an equity award based on the achievement of pre-established performance objectives relative to companies in the S&P 500 Industrials Index.* *To promote long-term strategic planning and discourage an overemphasis on attaining short-term goals.* *Amount earned is subject to a maximum payout of 200% and is also subject to a claw-back in the event of a financial restatement.*	*Earned over a 3-year performance period.* *Award is based on our EPS growth (from continuing operations) relative to the companies in the S&P 500 Industrials Index for awards granted through 2011. Beginning in 2012, awards will be based on relative TSR, as well as relative EPS growth compared to companies within the S&P 500 Industrials Index (with equal weight given to each metric).* *Actual value of the PSP shares earned depends on our share price at the time of payment.* *On average, 30% of the NEOs' total direct compensation is comprised of PSP.*
Stock Options/Restricted Stock Units	*Aligns the interests of the NEOs and shareholders.* *Awards provide a balanced approach between risk and retention.* *Awards are subject to a claw-back in the event of a financial restatement.*	*Stock options and RSUs are granted annually, with stock options having an exercise price equal to the fair market value of ordinary shares on the date of grant.* *Both stock options and RSUs typically vest ratably over three years, one third per year.* *Stock options expire on the 10th anniversary (less one day) of the grant date (unless employment terminates sooner).* *On average, 31% of the NEOs' total direct compensation is comprised of a mix of stock options and RSUs.*

Base Salary

Our Compensation Committee generally targets base salaries for the NEOs around the median for executives in our peer group with similar roles and responsibilities. However, the Committee will also consider the individual's experience, proficiency, performance and potential to impact future business results, as well as behavior against competencies and key corporate values when making base salary decisions.

Effective April 1, 2012, the Company increased the base salaries of Messrs. Katz and Zafari to $460,000 and $475,000, respectively. The Company previously disclosed the 2012 base salaries of the other NEOs on Form 8-K on March 1, 2012.

Annual Incentive Matrix Program

Our AIM program is an annual cash incentive program that provides awards for the achievement of pre-established annual financial and individual performance objectives. The financial performance objectives are derived from our AOP, and are presented to, and approved by, the Compensation Committee. The target awards are expressed as a percentage of base salary. Payouts under AIM are a product of an individual performance score and a financial performance score, both of which are based on achievement versus pre-established targets.

Individual performance: Individual objectives are established annually and include strategic initiatives with both financial and non-financial metrics. The non-financial metrics each NEO is evaluated upon include the Company's key values and upholding our Code of Conduct. At the end of the fiscal year the CEO evaluates each NEO's performance against the pre-established individual objectives and submits a recommendation to the Compensation Committee. The Compensation Committee evaluates the CEO's performance against his pre-established individual objectives. Based on its evaluation of the CEO and the CEO's recommendation for other NEOs, the Compensation Committee determines the individual performance score for each NEO, which can range from 0% to 150%.

Financial performance: As illustrated below, the AIM financial objectives for 2011 were based on OI margin percent and Revenue growth with the results modified up or down based on the Cash Flow Modifier.


Revenue Growth / OI Margin Percent Matrix
Payout Percentage
200% Payout
Revenue Growth
X
Cash Flow Modifier
(Cash Flow/Net Profit after Tax)
Prior Year
30% Payout
Prior Year
OI Margin Percent
2011 AIM Plan Balances Revenue Growth with OI Margin Percent Improvements

The CEO, CFO and General Counsel were measured on the basis of the enterprise financial metrics. The Sector Presidents were measured based on a combination of enterprise financial objectives (50% weighting) and sector financial objectives (50% weighting) which included a Sector based Revenue/OI margin percent matrix. We believe this weighting focuses Sector Presidents on achieving the pre-established objectives for their sector as well as aligning their interests with enterprise goals to help maximize shareholder value.

Revenue/OI margin percent matrix performance equal to 2010 results provided a 30% (or threshold) payout, performance equal to plan provided a 100% (or target) payout, and performance well above plan provided a 200% (maximum) payout. The resulting Revenue/OI margin percent matrix score is then multiplied by the Cash Flow Modifier to determine the overall payout for the plan year.

Based on this design and the actual results achieved versus plan, the overall AIM payout as a percentage of target for the enterprise was 92.3% (performance against Sector financial goals for the NEOs who were Sector leaders is described under our *2011 Compensation Decisions* section):

Metric	Plan	Actual
Revenue Growth (% above 2010)	8.2%	8.2%
Operating Income as a % of Revenue	11.3%	10.6%
Available Cash Flow as a % of Operating Income	100%	109.5%

Determination of Payout: The actual AIM payout is determined by multiplying the NEO's target award by the financial performance score and multiplying that result by the individual performance score. AIM payouts are capped at 200% of the target award. If the overall score results in an AIM reward score of less than 30%, no award is paid. In that event, the CEO and the Compensation Committee may establish a discretionary pool (equal to 30% of the target payout levels) for top performers and/or other deserving employees in an amount determined to be appropriate based on their performance against objectives.

Long-Term Incentive Program

Our long-term incentive program is comprised of PSUs, stock options and RSUs. It is designed to align the executives' interests with the interests of our shareholders. This approach enables us to develop and implement long-term strategies that we believe are in the best interest of shareholders.

Performance Share Program: Our PSP is an equity-based incentive compensation program that provides our NEOs with an opportunity to earn PSUs based on our relative EPS growth (from continuing operations) as compared to the companies within the S&P 500 Industrials Index over a 3-year performance period. The actual number of PSUs earned (which can range from 0% to 200% of target) is based on the following criteria over the three year performance period:

Ingersoll Rand's EPS Growth Relative to the Companies within the S&P 500 Industrials Index	% of Target PSUs Earned
0 – 24.9th Percentile	—%
25th – 44.9th Percentile	50 – 75%*
45th – 54.9th Percentile	100%
55th – 74.9th Percentile	125 – 199%*
≥ 75th Percentile	200%

*Results are interpolated between percentiles achieved.

The NEOs' PSP target awards are set by assessing competitive market values for executives in our peer group with similar roles and responsibilities and are expressed as a dollar amount. The dollar target is converted to share equivalents (PSUs) based on the fair market value of the Company's shares on the date that the award is granted. Our Compensation Committee retains the authority and discretion to make downward adjustments to the calculated PSP award amounts, either as a percentage or a dollar amount, or not to grant any award regardless of actual performance against pre-established goals.

In 2012, the Compensation Committee determined that, for outstanding PSP awards, EPS will be calculated in accordance with U.S. GAAP, subject to adjustments for extraordinary, unusual or infrequent items; the impact of any change in accounting principles; goodwill and other intangible asset impairments; and gains or charges associated with discontinued operations or with the obtaining or losing control of a business. As a result of the Compensation Committee's action, expense for outstanding PSP awards will now be recorded using fixed accounting. This allows us to record a more stable expense over the remaining life of the outstanding PSP awards based on our stock price on the date of the Compensation Committee action. Under the variable accounting method that we had previously used, the expense for the PSP program was adjusted each quarter based on changes in the fair market value of our ordinary shares. Moving to fixed accounting may cause those outstanding PSP awards to no longer be considered "performance-based compensation" under Section 162(m) of the Internal Revenue Code. However, the Compensation Committee believes that any loss of a tax deduction for outstanding PSP awards with respect to certain NEOs is outweighed by the projected savings in our accounting expense for those awards.

Dividend equivalents are accrued on outstanding PSU awards at the same time and at the same rate as dividends are paid to shareholders. Dividend equivalents are not earned until the PSUs vest, and are payable in cash at the time of distribution unless the PSUs were deferred into our EDCP II, in which case the dividends are also deferred.

Based on the plan parameters as described above, shown below are the 2012 target PSU awards for each active NEO*:

Name	Target 2012-14 PSU award ($)	Target 2012-14 PSU shares (#)
M. W. Lamach	3,600,000	88,453
S. R. Shawley	1,000,000	24,571
R. L. Katz	400,000	9,829
D. P. M. Teirlinck	675,000	16,585
R. Gs. Zafari	500,000	12,286

* Mr. Hochhauser did not receive any long-term incentive awards for 2012.

Stock Options/Restricted Stock Units: In 2011, we granted our CEO stock options and granted our other NEOs an equal mix of stock options and RSUs. Based on advice from the Compensation Committee's independent advisor, Hay Group, and consistent with current market practice, the 2012 grant for our CEO mirrored that of the other NEOs, with an equal mix between stock options and RSUs. Our Compensation Committee believes that the current mix of stock options and RSUs generally provides an effective balance between risk and retention for our NEOs and conserves share usage under our Incentive Stock Plan of 2007. Stock options are considered at risk since there is no value unless there is an appreciation in stock price during the term of the option period. RSUs, on the other hand, provide strong retentive value because they have value even if our share price does not grow during the restricted period. Our Compensation Committee annually reviews our equity mix and grant policies to ensure they are aligned with our pay for performance philosophy, our executive compensation objectives and the interests of our shareholders.

Stock option and RSU targets are expressed in dollars. In order to determine the target stock option and RSU awards for our NEOs, the Committee considered factors such as market competitiveness with our peer group, demonstrated potential to drive future business results and sustained individual performance.

Both stock options and RSUs vest ratably, one third per year, over a three year period following the grant. Dividend equivalents are accrued on outstanding RSU awards at the same time and at the same rate as dividends are paid to shareholders. Dividend equivalents on RSUs also vest ratably and are only payable if the underlying RSU award vests. At the time of vesting, one ordinary share is issued for each RSU and any accrued dividend equivalents are paid in cash. The program rewards participants for the creation of long-term shareholder value through the rising market value of our ordinary shares resulting from our sustained long-term efforts.

For the 2012 grants, the number of stock options was determined based on the Black-Scholes ratio on December 31, 2011 and the fair market value of our ordinary shares on the date of the grant. The number of RSUs was determined using the fair market value of our ordinary shares on the date of grant.

Based on the plan parameters as described above, shown below are the 2012 stock option and RSU awards for each active NEO*:

	Stock Option Awards		RSU Award	
Name	Stock Option Value ($)	Shares Underlying Stock Option (#)	RSU Award Value ($)	RSU Shares (#)
M. W. Lamach	1,800,000	124,053	1,800,000	44,227
S. R. Shawley	500,000	34,459	500,000	12,286
R. L. Katz	200,000	13,784	200,000	4,915
D. P. M. Teirlinck	337,500	23,260	337,500	8,293
R. Gs. Zafari	250,000	17,230	250,000	6,143

* Mr. Hochhauser did not receive any long-term incentive awards for 2012.

VI. 2011 Compensation Decisions (Actual Awards)

We make all decisions relating to our compensation program design and awards in the context of our design principles and overall compensation objectives described above, as well as current best practices.

The table below reflects the base salary adjustments for the NEOs for the 2011 performance period. When determining base salary adjustments, each NEO is evaluated on individual performance and behaviors, and based on the outcome of the evaluation, is assigned one of five ratings. The ratings, which range from "meets some" to "substantially exceeds expectations," each have a percent range that determines the actual merit increase. In addition to merit increases, in cases when the salary is below market (as in the case of Mr. Lamach), a market adjustment may also be applied.

Name	2010	2011	% Increase
M. W. Lamach	$ 1,000,000	$ 1,100,000	10
S. R. Shawley	$ 575,000	$ 600,000	4.3
R. L. Katz	$ 425,000	$ 425,000	No change*
D. P. M. Teirlinck	$ 550,000	$ 565,000	2.7
R. Gs. Zafari	$ 440,000	$ 455,000	3.4
S. B. Hochhauser	$ 540,000	$ 555,000	2.8

*Hired on November 1, 2010.

The tables below show the pre-established financial performance targets for the 2011 AIM program compared to actual reported performance. The pre-established financial targets and actual reported financial results are shown for both the enterprise and three of our sectors, since three of our NEOs (Messrs. Teirlinck, Zafari and Hochhauser) have their AIM objectives aligned with both enterprise and sector performance (weighted 50% enterprise and 50% sector). Detail on the weighting between enterprise and sector financials for these three NEOs is shown below, following the table outlining the actual AIM awards.

Enterprise	Pre-Established Financial Performance Targets	Financial Results
Revenue	$ 14.030 Billion	$ 14.022 Billion
Operating Margin	11.3%	10.6%
Available Cash Flow Multiplier	100%	109.5%
Overall Corporate Financial Score		92.3%

Climate Solutions (Teirlinck)	Pre-Established Financial Performance Targets	Financial Results
Sector Revenue	$ 8.136 Billion	$ 8.244 Billion
Sector Operating Margin	10.1%	10.1%
Operating Cash Flow Multiplier	100%	106.2%
Overall Climate Solutions Financial Score		123.11%

Industrial Technologies (Zafari)	Pre-Established Financial Performance Targets	Financial Results
Sector Revenue	$ 2.633 Billion	$ 2.853 Billion
Sector Operating Margin	14.5%	14.6%
Operating Cash Flow Multiplier	100%	95.5%
Overall Industrial Technologies Financial Score		137.52%

Residential Solutions (Hochhauser)	Pre-Established Financial Performance Targets	Financial Results
Sector Revenue	$ 2.297 Billion	$ 2.013 Billion
Sector Operating Margin	10.7%	3.1%
Operating Cash Flow Multiplier	100%	153.5%
Overall Residential Solutions Financial Score		—%

In determining the achievement of the 2011 AIM financial goals for the enterprise, the Committee approved the exclusion of the results of the Hussmann refrigerated display case business ("Hussmann") from Revenue and OI margin percent, consistent with the Company's decision to divest such operations in early 2011. The Committee also approved inclusion of the Cash Flow generated by Hussmann in the fourth quarter in the available Cash Flow calculation in order to reflect the benefits of the Company's efforts in operating Hussmann during 2011. Hussmann generates a significant part of its Cash Flow in the fourth quarter while a majority of its income is generated in the first, second and third quarters. Without this adjustment, the available Cash Flow numerator would be misaligned with the net profit after tax denominator and the NEOs would not be rewarded for their efforts while the Company owned Hussmann. The Committee also approved adjustments to net profit after tax to include other income and expense, non-controlling interest and effective tax rate at the AOP values. This adjustment is intended to eliminate short term disincentives that result from actions that have favorable profit and loss impact but do not have a corresponding Cash Flow benefit.

While the Company fell short of its Revenue growth and OI margin percent goals, Cash Flow objectives were exceeded in 2011. We believe that the use of these financial metrics effectively focused executives on the right business drivers and, therefore, these metrics will be used again in 2012.

In determining the individual factor for the CEO's 2011 AIM award, the Committee concluded that Mr. Lamach performed well against his goals for 2011, which included not only the Company goals as outlined in the Executive Summary, but also deploying core information systems as set forth in pre-established milestones, progressing on innovation and sustainability, driving continuous improvement in compliance through leadership accountability and engagement, and advancing a progressive, diverse and inclusive culture. All the other NEOs were also evaluated based on their pre-established individual goals. Each NEO received an individual performance score of 100%, other than Mr. Zafari who received a score of 110%.

The Compensation Committee approved the following AIM awards for all NEOs based on achieving both the financial and individual goals that were established for them prior to the beginning of the performance period:

Name	AIM Target	AIM Payout Percent for 2011	AIM Award for 2011	
M. W. Lamach	150% of $1,100,000	92.3%	$ 1,522,950	
S. R. Shawley	100% of $600,000	92.3%	$ 553,800	
R. L. Katz	75% of $425,000	92.3%	$ 294,206	
D. P. M. Teirlinck	90% of $565,000	107.7%	$ 547,705	(1)
R. Gs. Zafari	80% of $455,000	126.4%	$ 460,100	(2)
S. B. Hochhauser	90% of $555,000	30.7%	$ 153,468	(3)

1. Mr. Teirlinck's financial score is 50% weighted on Climate Solutions metrics with an AIM payout factor of 123.11% and 50% weighted on an enterprise-wide AIM payout factor of 92.3% for an overall financial AIM performance score of 107.7%.
2. Mr. Zafari's financial score is 50% weighted on Industrial Solutions metrics with an AIM payout factor of 137.52% and 50% weighted on an enterprise-wide AIM payout factor of 92.3% for an overall financial AIM performance score of 114.9%.
3. Mr. Hochhauser's AIM award was pro-rated based on the number of days he worked in the performance period. The financial score is 50% weighted on Residential Solutions metrics with an AIM payout factor of 0% and 50% weighted on an enterprise-wide AIM payout factor of 92.3% for an overall financial AIM performance score of 46.2%.

In 2011, the Compensation Committee approved the following PSU, stock option and RSU awards based on its evaluation of market competitiveness and each NEO's demonstrated potential to drive future business results and sustained individual performance.

Name	Target 2011-13 PSU award ($)	Stock Option Award ($)	RSU Award ($)
M. W. Lamach	$ 2,750,022	$ 3,077,905	N/A
S. R. Shawley	$ 925,021	$ 474,521	$ 462,510
R. L. Katz	$ 300,009	$ 153,905	$ 150,005
D. P. M. Teirlinck	$ 600,018	$ 307,795	$ 300,009
R. Gs. Zafari	$ 400,028	$ 205,206	$ 200,038
S. B. Hochhauser*	$ 600,018	$ 338,570	$ 330,020

* Mr. Hochhauser forfeited these stock option and RSU awards and the PSU award was pro-rated based on time worked prior to his departure from the Company.

Performance Share Program (PSP)

As described in the *Compensation Program Descriptions*, the determination of the PSP award to be made in 2012 (for the 2009-2011 performance period) was based on the Company's adjusted EPS growth (from continuing operations) relative to the S&P 500 Industrials Index group. Based on the results, no awards were earned or distributed to participants from the PSP.

VII. Other Compensation and Tax Matters

Retirement Programs and Other Benefits

We maintain qualified and nonqualified defined benefit pension plans for our employees, including the NEOs, to provide for fixed benefits upon retirement based on the individual's age and number of years of service. Refer to the Pension Benefits table for additional details on these programs.

We offer a qualified, defined contribution (401(k)) plan called the Ingersoll-Rand Company Employee Savings Plan (the "ESP") to our salaried and hourly U.S. workforce, including the NEOs. The ESP is a plan that provides a dollar-for-dollar Company match on the first six percent of the employee's eligible contributions to the ESP. The ESP has a number of investment options and is an important component of our retirement program.

We also have a nonqualified, defined contribution plan. The Ingersoll-Rand Company Supplemental Employee Savings Plan (the "Supplemental ESP") is an unfunded plan that makes up matching contributions that cannot be made to the ESP due to Internal Revenue Service ("IRS") or plan limitations. The Supplemental ESP consists of notional Company contributions only, which are deemed to be invested in ordinary shares of the Company.

The EDCP Plans enable eligible employees to defer receipt of a part of their annual salary, AIM award and/or PSP award in exchange for investments in ordinary shares or mutual fund investment equivalents. Refer to the Nonqualified Deferred Compensation table for additional details on the EDCP Plans.

We provide an enhanced, long-term disability plan to certain executives. The plan provides for a higher monthly maximum than the standard group plan and a more favorable definition of disability and has an underlying individual policy that is portable when the executive terminates.

In light of the American Jobs Creation Act of 2004 governing Section 409A of the Internal Revenue Code, "mirror plans" for several of our nonqualified plans, including the Ingersoll-Rand Supplemental Pension Plan ("Supplemental Pension Plan I") and the EDCP I, were created. The mirror plans are the Ingersoll-Rand Supplemental Pension Plan II ("Supplemental Pension Plan II and, together with the Supplemental Pension Plan I, the "Supplemental Pension Plans") and the EDCP II. The purpose of these mirror plans is not to provide additional benefits to participants, but merely to preserve the tax treatment of the plans that were in place prior to December 31, 2004. In the case of the Supplemental Plans, the mirror plan benefits are calculated by subtracting the original benefit value to avoid double-counting the benefit. For the EDCP Plans, balances accrued through December 31, 2004 are maintained separately from balances accrued after that date.

We provide our NEOs with other benefits that we believe are consistent with prevailing market practice and those of our peer companies. These other benefits and their incremental cost to the Company are reported in "All Other Compensation" shown in the Summary Compensation Table.

Severance Arrangements

In connection with external recruiting of certain officers, we generally enter into employment arrangements that provide for severance payments upon certain termination events, other than in the event of a change in control (which is covered by separate agreements with the officers). Messrs. Lamach and Katz have such arrangements, which are described in the Post-Employment Benefits section of this proxy statement. In addition, although we do not have a formal severance policy for our executives, we do have guidelines that in most cases would provide for severance in the event of termination without cause. These guidelines are also described in the Post-Employment Benefits section of the proxy statement.

Change-In-Control Provisions

We have entered into change-in-control agreements with our officers. Payments are subject to a double trigger, meaning that payments would only be received if an officer is terminated without cause or resigns for "good reason" within 2 years following a change in control. We provide change-in-control agreements to our officers to focus them on the best interests of shareholders and assure continuity of management in circumstances that reduce or eliminate job security and might otherwise lead to accelerated departures. Our incentive stock plans provide for the accelerated vesting of outstanding stock awards in the event of a change in control of the Company. Refer to the Post-Employment Benefits section of this proxy statement for a more detailed description of the change-in-control provisions.

Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code imposes a limit of $1,000,000 on the amount that we may deduct for federal income tax purposes in any one year for compensation paid to our CEO and any of our three other highest-paid NEOs, other than our CFO, who are employed as of the end of the year. However, to the extent compensation is "performance-based" within the meaning of Section 162(m), the Section's limitations will not apply. We intend most of the variable compensation (i.e., AIM, PSP and stock options) paid to NEOs to qualify as performance-based within the meaning of Section 162(m) so as to be tax deductible by us, which benefits our shareholders. In order to qualify as performance based, the compensation must, among other things, be paid pursuant to a shareholder approved plan upon the attainment of objective performance criteria. Our Compensation Committee believes that tax deductibility of compensation is an important factor, but not the sole factor, in setting executive compensation policies and in rewarding superior executive performance. Accordingly, although our Compensation Committee generally intends to avoid the loss of a tax deduction due to Section 162(m), it reserves the right, in appropriate circumstances, to pay amounts that are not deductible. In determining variable compensation programs, we consider other tax and accounting implications of particular forms of compensation, such as the implications of Section 409A of the Internal Revenue Code governing deferred compensation arrangements and favorable accounting treatment afforded certain equity based plans that are settled in shares. However, the forms of variable compensation we utilize are determined primarily by their effectiveness in creating maximum alignment between our key strategic objectives and the interests of our shareholders.

Senior Executive Performance Plan (SEPP)

The SEPP is a shareholder approved plan that funds the annual cash incentive awards that may be granted to each of the NEOs under AIM. Under the SEPP, the maximum amount of cash incentive that can be paid to the CEO is 0.6% of Consolidated Operating Income from Continuing Operations (as defined in the SEPP) and the maximum amount of cash incentive that can be paid to any other covered executive is 0.3% of Consolidated Operating Income from Continuing Operations. Our Compensation Committee generally exercises its discretion to pay less than the maximum amount to the NEOs, after considering the factors described in the AIM Program.

Timing of Awards

Our regular annual equity grants are made by our Compensation Committee at a meeting held after the annual earnings release. The timing of this meeting allows management to review the prior year's performance and assemble all of the necessary information for our Compensation Committee's consideration. The date is never selected or changed to increase the value of equity awards for executives. In 2011, since the Company's annual earnings release was on February 9, 2011, the Compensation Committee held a telephonic meeting on February 14, 2011 to approve the annual grant of equity awards, including stock options, RSUs and target PSUs, which were granted and priced on February 14, 2011.

Claw-back / Recoupment Policy

To align further the interests of our employees and our shareholders, we have a claw-back / recoupment policy to ensure that any fraud or intentional misconduct leading to a restatement of our financial statements would be properly addressed. The policy provides that if it is found that an employee committed fraud or engaged in intentional misconduct that resulted, directly or indirectly, in a need to restate our financial statements, then our Compensation Committee has the discretion to direct the Company to recover all or a portion of any cash or equity incentive compensation paid or value realized, and/or to cancel any stock-based awards or AIM award granted to an employee on or after the effective date of the policy. Our Compensation Committee may also request that the Company seek to recover any gains realized on or after the effective date of the policy for equity or cash awards made prior to that date (including AIM, stock options, PSUs and RSUs). Application of the claw-back / recoupment policy is subject to a determination by our Compensation Committee that: (i) the cash incentive or equity compensation to be recouped was calculated on, or its realized value affected by, the financial results that were subsequently restated; (ii) the cash incentive or equity award would have been less valuable than what was actually awarded or paid based on the application of the correct financial results; and (iii) the employee to whom the policy applied engaged in fraud or intentional misconduct. This policy will be revised if required under the Dodd-Frank Act once the regulations implementing the claw-back policy requirements of that law have been issued.

Share-Ownership Guidelines

We impose share ownership requirements on each of our officers. These share ownership requirements are designed to emphasize share ownership by our officers and to further align their interests with our shareholders. Each officer must achieve and maintain ownership of ordinary shares or ordinary share equivalents at or above a prescribed level. The requirements are as follows:

	Number of Active Participants as of the Record Date	Individual Ownership Requirement (Shares and Equivalents)	Percent of Salary (Based on Stock Price as of the Record Date)
Chief Executive Officer	1	150,000	Approximately 5x multiple of salary
Senior Vice Presidents	9	40,000	Approximately 3x multiple of salary
Corporate Vice Presidents	6	15,000	Approximately 2x multiple of salary

Our share-ownership program requires the accumulation of ordinary shares (or ordinary share equivalents) over a five-year period following the date the person becomes subject to share-ownership requirements at the rate of 20% of the required level each year. Executives who are promoted, and who have their ownership requirement increased, have three years to achieve the new level from the date of promotion. However, given the significant increase in the ownership requirement for an individual who is promoted to CEO, that individual has five years from the date of the promotion to achieve the new level. Ownership credit is given for actual ordinary shares owned, deferred compensation that is invested in ordinary shares within our EDCP Plans, ordinary share equivalents accumulated in our qualified and nonqualified employee savings plans as well as RSUs. Stock options, SARs and unvested PSUs do not count toward meeting the share-ownership target. If executives fall behind their scheduled accumulation level during their applicable accumulation period, or if they fail to maintain their required level of ownership after their applicable accumulation period, their right to exercise stock options will be limited to "buy and hold" transactions until the required ownership level is achieved. As of April 9, 2012, all of our executives subject to the share-ownership guidelines were in compliance with these requirements.

COMPENSATION COMMITTEE REPORT

We have reviewed and discussed with management the Compensation Discussion and Analysis contained in this Proxy Statement.

Based on our review and discussion, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement as well as the Company's Annual Report on Form 10-K for the year ended December 31, 2011.

COMPENSATION COMMITTEE

Tony L. White (Chair)
John Bruton
Jared L. Cohon
Gary D. Forsee
Constance J. Horner

SUMMARY OF REALIZED COMPENSATION

The table below is a summary of the compensation actually realized by our CEO for 2011, 2010 and 2009. The information shown below is intended to supplement and not be a substitute for the information shown on the Summary Compensation Table. The information required to be shown on the Summary Compensation Table includes elements of compensation that may or may not actually be realized by the NEOs at a future date. We believe this table enhances our shareholders' understanding of our CEO's compensation.

Year (1)	Salary ($)	Performance-based Cash Compensation (2)($)	Equity Compensation (3)($)	Other Compensation (4)($)	Total Realized Compensation ($)
2011 Chairman, President and Chief Executive Officer	1,075,000	1,552,350	2,223,605	310,833	5,161,788
2010 President and Chief Operating Officer; President and Chief Executive Officer; and Chairman, President and Chief Executive Officer	972,692	850,927	342,872	197,152	2,363,643
2009 Senior Vice President and Sector President Trane Commercial Systems; and President and Chief Operating Officer	688,542	390,920	227,483	76,279	1,383,224

(1) Mr. Lamach received the following promotions during the 2009 to 2011 period: (a) from Senior Vice President and Sector President, Trane Commercial Systems to President and Chief Operating Officer effective on February 4, 2009; and (b) from President and Chief Operating Officer to President and Chief Executive Officer on February 3, 2010 and appointed Chairman of the Board on June 4, 2010.

(2) Represents the AIM award paid in the applicable year and earned in the immediately previous year.

(3) Represents amount realized upon the exercise of stock options and the vesting of RSUs and PSUs, before payment of any applicable withholding taxes and brokerage commissions, and includes the value of dividend equivalents paid on such awards.

(4) Represents the amounts imputed as income under applicable IRS rules and regulations.

EXECUTIVE COMPENSATION

The following table provides summary information concerning compensation paid by the Company or accrued on behalf of our NEOs for services rendered during the years ended December 31, 2011, 2010 and 2009.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)(a)	Stock Awards ($)(b)	Option Awards ($)(c)	Non-Equity Incentive Plan Compensation ($)(d)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(e)	All Other Compensation ($)(f)	Total ($)
M. W. Lamach	2011	1,075,000	2,750,022	3,077,905	1,522,950	3,867,063	517,947	12,810,887
Chairman, President and Chief Executive Officer	2010	972,692	2,749,986	2,527,500	1,552,350	2,226,499	349,833	10,378,860
	2009	688,542	2,022,864	658,429	850,927	1,053,076	92,724	5,366,562
S. R. Shawley	2011	593,750	1,387,531	474,521	553,800	2,723,841	110,520	5,843,963
Senior Vice President and Chief Financial Officer	2010	568,750	1,387,503	418,615	624,795	2,298,593	103,681	5,401,937
	2009	550,000	1,721,170	372,094	668,586	923,344	454,738	4,689,932
R. L. Katz	2011	425,000	450,014	153,905	294,206	144,893	728,762	2,196,780
Senior Vice President and General Counsel								
D. P. M. Teirlinck	2011	561,250	900,028	307,795	547,705	513,189	120,299	2,950,266
Senior Vice President	2010	550,000	900,013	271,534	448,025	292,608	713,271	3,175,451
R Gs. Zafari	2011	451,250	600,066	205,206	460,100	606,315	159,602	2,482,539
Senior Vice President								
S. B. Hochhauser	2011	369,808	930,038	338,570	153,468	—	914,190	2,706,074
Former Senior Vice President	2010	536,250	900,013	271,534	379,955	478,580	91,554	2,657,886
	2009	525,000	1,376,929	297,675	539,509	322,177	77,153	3,138,443

(a) In February 2010, Mr. Lamach was promoted to Chief Executive Officer and his base annual salary was increased from $700,000 to $1,000,000. Pursuant to the EDCP Plans, a portion of a participant's annual salary may be deferred into a number of investment options. In 2011 there were no salary deferrals by any NEO into the EDCP Plans. Amounts shown in this column are not reduced to reflect deferrals of salary into the EDCP Plans.

(b) The amounts shown in this column reflect the aggregate grant date fair value of PSU awards and any RSU awards granted for the year under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718 and do not reflect amounts paid to or realized by the NEOs. In determining the aggregate grant date fair value of the PSU awards, the awards are valued assuming target level performance achievement. If the maximum level performance achievement is assumed, the aggregate grant date fair value of the PSU awards would be as follows:

Name	Maximum Grant Date Value Of 2011-13 PSU Awards ($)
M. W. Lamach	5,500,043
S. R. Shawley	1,850,041
R. L. Katz	600,018
D. P. M. Teirlinck	1,200,037
R. Gs. Zafari	800,056
S. B. Hochhauser	1,200,037

Proxy Statement

For a discussion of the assumptions made in determining the ASC 718 values, see Note 13, "Share-Based Compensation," to the Company's consolidated financial statements contained in the 2011 Annual Report on Form 10-K. The ASC 718 grant date fair value of the PSU award is spread over the number of months of service required for the grant to become non-forfeitable, disregarding any adjustments for potential forfeitures.

In 2008, effective for the awards granted in 2009, the PSP program was amended to a three-year performance cycle (with a two-year transition award in 2009 to bridge the gap between the one and three-year plans). Thus, in 2009, two separate target award grants were made covering the 2009-10 performance years and the 2009-11 performance years. While the SEC rules require disclosure of the aggregate grant date fair value for both award grants in 2009, any payouts from the two separate target award grants would be made based on different performance periods and made in separate years. Please see also the Grants of Plan-Based Awards table for additional details of the 2011 grants included in this column.

(c) The amounts in this column reflect the aggregate grant date fair value of stock option grants for financial reporting purposes for the year under ASC 718 and do not reflect amounts paid to or realized by the NEOs. For a discussion of the assumptions made in determining the ASC 718 values see Note 13, "Share-Based Compensation," to the Company's consolidated financial statements contained in its 2011 Annual Report on Form 10-K.

(d) This column reflects the amounts earned as annual awards under the AIM program. Unless deferred into the EDCP Plans, AIM program payments are made in cash. In 2011, Mr. Zafari elected to defer 20% of his AIM award. Amounts shown in this column are not reduced to reflect deferrals of AIM awards into the EDCP Plans.

(e) Amounts reported in this column reflect the aggregate increase in the actuarial present value of the benefits under the qualified Ingersoll Rand Pension Plan Number One (the "Pension Plan"), Supplemental Pension Plans and EOSP, as applicable. The change in pension benefits value is attributable to the additional year of service and age, the annual AIM award and any annual salary increase. Amounts are higher for those NEOs who are older and closer to retirement than for those who are younger and further from retirement since the period over which the benefit is discounted to determine its present value is shorter and the impact of discounting is therefore reduced.

The change in pension value for Mr. Lamach for all three years shown was attributable to these factors but the change was more significant due to his promotion to CEO and his adjusted salary and bonus target. For all the NEOs, amounts in this column were also impacted by the continuing trend of decreasing interest rates and increasing discount rates, which causes the value of the lump sum under the EOSP to increase.

Mr. Hochhauser left the Company prior to vesting in any pension benefit and therefore there is no value shown for him.

The plans do not permit above-market or preferential earnings on any nonqualified deferred compensation.

(f) The following table summarizes the components of this column for fiscal year 2011:

Name	Company Matching Contributions ($)(1)	Company Cost for Life Insurance ($)	Retiree Medical Plan ($)(2)	Tax Assistance ($)(3)	Severance ($)(4)	Other Benefits ($)(5)	Total ($)
M. W. Lamach	157,641	1,710	—	98,868	—	259,728	517,947
S. R. Shawley	73,113	2,709	2,500	—	—	32,198	110,520
R. L. Katz	43,500	675	—	232,632	—	451,955	728,762
D. P. M. Teirlinck	60,557	2,580	—	7,010	—	50,152	120,299
R. Gs. Zafari	54,344	1,076	—	16,966	—	87,215	159,602
S. B. Hochhauser	44,986	962	—	—	832,500	35,742	914,190

(1) Represents Company matching contributions under the Company's ESP and Supplemental ESP plans.

(2) Represents the estimated year-over-year increase in the value of the retiree medical plan, calculated based on the methods used for financial statement reporting purposes.

(3) The amount for Mr. Lamach represents tax equalization payments related to Irish taxes owed on $270,000, which is the portion of his income that is allocated to his role as a director of the Company. Without these payments, Mr. Lamach would be subject to double taxation on this amount since he is already paying U.S. taxes on this income. The amount shown for Mr. Katz represents payments made on his behalf for the payment of taxes related to relocation costs. The amount for Messrs. Teirlinck and Zafari represents payment of taxes on their behalf related to (i) Company contributions made to the Belgium social scheme and (ii) relocation costs.

(4) Represents payments made or accrued to Mr. Hochhauser in connection with his leaving the Company. For further information, see "Post-Employment Benefits" below.

(5) Represents: (i) the incremental cost to the Company of personal use of the Company aircraft by the CEO. For security and safety reasons and to maximize his availability for Company business, the Board of Directors requires the CEO to travel on Company-provided aircraft for business and personal purposes, unless commercial travel is deemed a minimal security risk by the Company. The incremental cost to the Company of personal use of the Company aircraft is calculated based on the hourly average variable operating costs to the Company. Variable operating costs include fuel, maintenance, on-board catering and landing fees. The hourly average variable cost is multiplied by the amount of time flown for personal use to derive the incremental cost. The methodology excludes fixed costs that do not change based on usage, such as pilots' and other employees' salaries, management fees and training, hangar and insurance expenses. We impose an annual limit of $150,000 on the CEO's non-business use of Company-provided aircraft. For 2011, the amount for Mr. Lamach includes $150,000 for personal use of Company-provided aircraft; (ii) the following payments for relocation costs, including costs related, in the case of Mr. Katz, to the sale of a prior residence and loss on sale: Mr. Katz, $412,060; and Mr. Zafari, $39,728; (iii) the following incremental cost of the Company-leased cars, calculated based on the lease, insurance, fuel and maintenance costs to the Company: Mr. Lamach, $22,042; Mr. Shawley, $19,098; Mr. Katz, $27,125; Mr. Teirlinck, $19,780; Mr. Zafari, $19,603; and Mr. Hochhauser, $30,681 (which in his case includes the difference between the resale value and the book value for the Company car he was able to purchase upon termination under the terms of the program); (iv) additional incremental costs associated with the use of the Company aircraft. Under the Company's aircraft use policy, the Compensation Committee has determined that business use includes travel that is related to the Company's business or benefits the Company, such as travel to meetings of other boards on which the CEO sits. For 2011, the amount for Mr. Lamach includes $58,503 for such business-related travel; (v) the following costs for financial counseling services, which may include tax preparation and estate planning services: Mr. Lamach, $10,083; Mr. Shawley, $9,655; Mr. Katz, $9,137; Mr. Teirlinck, $12,790; Mr. Zafari, $19,418; and Mr. Hochhauser, $2,464; (vi) the following costs for medical services provided through an on-site physician under the Executive Health Program: Mr. Lamach, $670; Mr. Shawley, $3,445; Mr. Katz, $3,633; Mr. Teirlinck, $3,061; Mr. Zafari, $3,239; and Mr. Hochhauser, $2,597; (vii) the following payments to permit Messrs. Teirlinck and Zafari to remain covered under the Belgium social scheme and have access to the country's health plan should they return to Europe: Mr. Teirlinck, $14,521; and Mr. Zafari, $5,227; and (viii) the cost of security improvements made to Mr. Lamach's home based on recommendations of a recent security study ($18,430).

2011 Grants of Plan-Based Awards

The following table shows all plan-based awards granted to the NEOs during fiscal 2011. This table is supplemental to the Summary Compensation Table and is intended to complement the disclosure of equity awards and grants made under non-equity incentive plans in the Summary Compensation Table.

		Estimated Future Payouts Under Non-Equity Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards						
Name	Grant Date	Threshold ($)(a)	Target ($)(a)	Maximum ($)(a)	Threshold (#)(b)	Target (#)(b)	Maximum (#)(b)	All Other Stock Awards: Number of Shares of Stock or Units (#)(c)	All Other Option Awards: Number of Securities Underlying Options (#)(c)	Exercise or Base Price of Option Awards ($/Sh) (d)	Grant Date Fair Value of Stock and Option Awards ($)(e)
M. W. Lamach											
AIM	**2/14/2011**	**0**	**1,650,000**	**3,300,000**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
PSUs (2011-13)	**2/14/2011**	**—**	**—**	**—**	**29,049**	**58,097**	**116,194**	**—**	**—**	**—**	**2,750,022**
Options	**2/14/2011**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**210,527**	**47.335**	**3,077,905**
S. R. Shawley											
AIM	2/14/2011	0	600,000	1,200,000	—	—	—	—	—	—	—
PSUs (2011-13)	2/14/2011	—	—	—	9,771	19,542	39,084	—	—	—	925,021
Options	2/14/2011	—	—	—	—	—	—	—	32,457	47.335	474,521
RSUs	2/14/2011	—	—	—	—	—	—	9,771	—	—	462,510
R. L. Katz											
AIM	**2/14/2011**	**0**	**318,750**	**637,500**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
PSUs (2011-13)	**2/14/2011**	**—**	**—**	**—**	**3,169**	**6,338**	**12,676**	**—**	**—**	**—**	**300,009**
Options	**2/14/2011**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**10,527**	**47.335**	**153,905**
RSUs	**2/14/2011**	**—**	**—**	**—**	**—**	**—**	**—**	**3,169**	**—**	**—**	**150,005**
D. P. M. Teirlinck											
AIM	2/14/2011	0	508,500	1,017,000	—	—	—	—	—	—	—
PSUs (2011-13)	2/14/2011	—	—	—	6,338	12,676	25,352	—	—	—	600,018
Options	2/14/2011	—	—	—	—	—	—	—	21,053	47.335	307,795
RSUs	2/14/2011	—	—	—	—	—	—	6,338	—	—	300,009
R.Gs. Zafari											
AIM	**2/14/2011**	**0**	**364,000**	**728,000**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
PSUs (2011-13)	**2/14/2011**	**—**	**—**	**—**	**4,226**	**8,451**	**16,902**	**—**	**—**	**—**	**400,028**
Options	**2/14/2011**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**14,036**	**47.335**	**205,206**
RSUs	**2/14/2011**	**—**	**—**	**—**	**—**	**—**	**—**	**4,226**	**—**	**—**	**200,038**
S. B. Hochhauser											
AIM	2/14/2011	0	499,500	999,000	—	—	—	—	—	—	—
PSUs (2011-13)	2/14/2011	—	—	—	6,338	12,676	25,352	—	—	—	600,018
Options	2/14/2011	—	—	—	—	—	—	—	23,158	47.335	338,570
RSUs	2/14/2011	—	—	—	—	—	—	6,972	—	—	330,020

(a) The target award levels established for the AIM program are established annually in February and are expressed as a percentage of the NEO's base salary. Refer to Compensation Discussion and Analysis under the heading "Annual Incentive Matrix (AIM) Program" for a description of the Compensation Committee's process for establishing AIM program target award levels. The amounts reflected in the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" columns represent the threshold, target and maximum amounts for awards under the AIM program that were paid in February 2012, based on performance in 2011. Thus, the amounts shown in the "threshold, target and maximum" columns reflect the range of potential payouts when the target award levels were established in February 2011. The actual amounts paid pursuant to those awards are reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

(b) The amounts reflected in the "Estimated Future Payouts Under Equity Incentive Plan Awards" columns represent the threshold, target and maximum amounts for PSU awards for the 2011-2013 performance period. The PSP pays $0 for performance below threshold. For a description of the Compensation Committee's process for establishing PSP target award levels and the terms of PSU awards, please refer to Compensation Discussion and Analysis, under the heading "Long-Term Incentive Program".

(c) The amounts in these columns reflect the stock option and RSU awards granted in February 2011. For a description of the Compensation Committee's process for determining stock option and RSU awards and the terms of the RSUs, see Compensation Discussion and Analysis under the heading "Long-Term Incentive Program."

(d) Stock options were granted under the Company's Incentive Stock Plan of 2007, which requires options to be granted at an exercise price equal to the fair market value of the Company's ordinary shares on the date of grant. The fair market value is defined in the Incentive Stock Plan of 2007 as the average of the high and low composite price of the Company's ordinary shares listed on the NYSE on the grant date. The closing price on the NYSE of the Company's ordinary shares was $47.10 on the grant date.

(e) The grant date fair value of the stock option awards granted in February 2011 was calculated in accordance with ASC 718. The Company cautions that the actual amount ultimately realized by each NEO from the stock option awards will likely vary based on a number of factors, including stock price fluctuations, differences from the valuation assumptions used and timing of exercise or applicable vesting. For a description of the assumptions made in valuing stock options see Note 13, "Share-Based Compensation" to the Company's consolidated financial statements contained in its 2011 Annual Report on Form 10-K. The grant date fair value of the PSU and RSU awards granted in February 2011 was based on the average of the high and low stock price on the date of grant ($47.335). The grant date fair value for the PSU awards is based on the target number of shares established by the Compensation Committee.

Outstanding Equity Awards at December 31, 2011

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable (a)	Number of Securities Underlying Unexercised Options (#) Unexercisable (a)	Option Exercise Price ($)	Option Expiration Date (c)	Number of Shares or Units of Stock that have Not Vested (#) (d)	Market Value of Shares or Units of Stock that have Not Vested ($) (e)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have Not Vested (#) (f)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have Not Vested ($) (e)
M.W. Lamach	2/17/2004	100,000	—	33.9200	2/16/2014	—	—	—	—
	2/2/2005	100,000	—	38.6850	2/1/2015	—	—	—	—
	2/1/2006	52,740	—	39.4250	1/31/2016	—	—	—	—
	2/7/2007	43,790	—	43.1250	2/6/2017	—	—	—	—
	2/15/2008	48,510	—	39.0000	2/14/2018	—	—	—	—
	6/6/2008 (b)	50,000	50,000	43.4550	6/5/2018	—	—	—	—
	2/12/2009 (b)	—	50,000	16.8450	2/11/2019	—	—	—	—
	2/12/2009	44,083	22,042	16.8450	2/11/2019	4,409	134,342	53,429	1,627,982
	2/16/2010	83,333	166,667	31.5916	2/15/2020	—	—	87,048	2,652,353
	2/14/2011	—	210,527	47.3350	2/13/2021	—	—	58,097	1,770,216
S.R. Shawley	2/4/2004	55,000	—	32.1825	2/3/2014	—	—	—	—
	2/2/2005	48,400	—	38.6850	2/1/2015	—	—	—	—
	2/1/2006	52,740	—	39.4250	1/31/2016	—	—	—	—
	2/7/2007	43,790	—	43.1250	2/6/2017	—	—	—	—
	2/15/2008	48,510	—	39.0000	2/14/2018	—	—	—	—
	6/4/2008 (b)	—	100,000	43.4050	6/3/2018	—	—	—	—
	2/12/2009	43,750	21,875	16.8450	2/11/2019	4,375	133,306	44,524	1,356,646
	2/16/2010	13,802	27,604	31.5916	2/15/2020	9,760	297,387	29,280	892,162
	2/14/2011	—	32,457	47.3350	2/13/2021	9,771	297,722	19,542	595,445
R. L. Katz	12/1/2010	1,833	3,667	42.0550	11/30/2020	—	—	2,775	84,554
	12/1/2010	—	—	—	—	—	—	5,153	157,012
	2/14/2011	—	10,527	47.3350	2/13/2021	3,169	96,559	6,338	193,119
D. Teirlinck	10/2/2005	2,667	—	38.4700	10/1/2015	—	—	—	—
	2/1/2006	17,580	—	39.4250	1/31/2016	—	—	—	—
	2/7/2007	23,170	—	43.1250	2/6/2017	—	—	—	—
	2/15/2008	25,276	—	39.0000	2/14/2018	—	—	—	—
	2/12/2009	18,333	16,667	16.8450	2/11/2019	3,334	101,587	31,167	949,658
	2/16/2010	8,952	17,906	31.5916	2/15/2020	6,332	192,936	18,992	578,686
	2/14/2011	—	21,053	47.3350	2/13/2021	6,338	193,119	12,676	386,238
R. Gs. Zafari	2/4/2004	13,240	—	32.1825	2/3/2014	—	—	—	—
	2/2/2005	14,400	—	38.6850	2/1/2015	—	—	—	—
	2/1/2006	7,500	—	39.4250	1/31/2016	—	—	—	—
	2/7/2007	13,910	—	43.1250	2/6/2017	—	—	—	—
	2/15/2008	18,471	—	39.0000	2/14/2018	—	—	—	—
	2/12/2009	—	6,577	16.8450	2/11/2019	1,316	40,099	9,931	302,598
	2/16/2010	3,581	7,163	31.5916	2/15/2020	2,533	77,181	6,331	192,906
	2/14/2011	—	14,036	47.3350	2/13/2021	4,226	128,766	8,451	257,502
S.B. Hochhauser	2/12/2009	—	—	—	—	—	—	31,665	964,833
	2/16/2010	—	—	—	—	—	—	10,560	321,763
	2/14/2011	—	—	—	—	—	—	2,814	85,743

(a) These columns represent stock option and SARs awards. Except as noted in (b) below, these awards become exercisable in three equal installments beginning on the first anniversary after the date of grant, subject to continued employment. Employees who terminate employment due to (i) death, disability or retirement continue to vest in the options on the same basis as active employees for a period of three years (or five years in the case of retirement for awards granted in 2007 and after) following termination, or (ii) group termination become immediately vested in awards that would have vested within twelve months of termination and may exercise all vested awards for a period of three years following termination. Messrs. Shawley and Teirlinck are retirement eligible.

(b) Mr. Lamach's grant dated June 6, 2008 vests 50% on each of the third and fifth anniversaries of the grant date and his grant dated February 12, 2009 vests 100% on the third anniversary of the grant date. Mr. Shawley's grant dated June 4, 2008 vests 50% on each of the fourth and sixth anniversaries of February 15, 2008.

(c) All of the options granted to the NEOs expire on the tenth anniversary (less one day) of the grant date.

(d) This column represents unvested RSUs. RSUs become exercisable in three equal installments beginning on the first anniversary after the date of grant, subject to continued employment. Employees who terminate employment due to (i) death, disability or retirement continue to vest in the RSUs on the same basis as active employees, or (ii) group termination become immediately vested in RSUs that would have vested within twelve months of termination. Messrs. Shawley and Teirlinck are retirement eligible.

(e) The market value was computed based on $30.47, the closing market price of the Company's ordinary shares on the NYSE at December 30, 2011, the last trading day of the year.

(f) This column represents unvested and unearned PSUs. PSUs vest upon the completion of a three-year performance period. The actual number of shares an NEO will receive, if any, is subject to achievement of the performance goals as certified by the Compensation Committee, and continued employment.

Employees who terminate employment due to (i) death or disability vest in a prorated portion of their PSUs based on the time worked during the performance period and the achievement of performance goals from the beginning of the performance period through the end of the calendar quarter in which employment terminated, or (ii) retirement, group termination or job elimination vest in a prorated portion of their PSUs based on the time worked during the performance period and the achievement of performance goals through the end of the performance period. Mr. Hochhauser's outstanding PSU awards were prorated based on the time worked during the applicable performance period and are subject to achievement of the performance goals at the end of the performance period, as certified by the Compensation Committee. Messrs. Shawley and Teirlinck are retirement eligible.

2011 Option Exercises and Stock Vested

The following table provides information regarding the amounts received by each NEO upon exercise of stock options and SARs or the vesting of stock during the fiscal year ended December 31, 2011:

	Option Awards		Stock Awards			
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($) (a)**	**Number of Shares Acquired on Vesting (#)**		**Value Realized on Vesting ($) (b)**	
M. W. Lamach	—	—	48,097		2,186,089	
S. R. Shawley	—	—	45,663	(c)	2,085,901	(c)
R. L. Katz	—	—	—		—	
D. P. M. Teirlinck	15,000	526,580	31,984	(c)	1,460,959	(c)
R. Gs. Zafari	17,153	549,412	10,702		489,604	
S. B. Hochhauser	43,952	492,319	35,791	(c)	1,633,692	(c)

(a) This column reflects the aggregate dollar amount realized by the NEO upon the exercise of the stock options and SARs by determining the difference between (i) for stock options, the market price of the Company's ordinary shares at exercise and the exercise price of the stock options or (ii) for SARs, the opening stock price of the Company's ordinary shares on the date of exercise and the exercise price of the SARs.

(b) This column reflects the value of the RSU and PSU awards that vested on February 12, 2011 and February 16, 2011, based on the average of the high and low stock price of the Company's ordinary shares on the vesting date.

(c) Messrs. Shawley, Teirlinck and Hochhauser elected to defer the shares acquired upon the vesting of their PSU awards on February 28, 2011 into the Company's EDCP II. Mr. Shawley deferred 36,408 shares having a value of $1,649,282, Mr. Teirlinck deferred 25,486 shares having a value of $1,154,516, and Mr. Hochhauser deferred 29,126 shares having a value of $1,319,408. Messrs. Shawley's, Teirlinck's and Hochhauser's cash dividends of $28,398, $19,879 and $22,718, respectively, that had accrued on the PSU awards were also deferred under the EDCP II. Please see "2011 Non-Qualified Deferred Compensation" for more information about the terms of the Company's EDCP Plans.

2011 Pension Benefits

The active NEOs participate in the following defined benefit plans:

- the Pension Plan;
- the Supplemental Pension Plans; and
- the EOSP.

The Pension Plan is a funded, tax qualified, non-contributory defined benefit plan that covers the majority of the Company's salaried U.S. employees. The Pension Plan provides for normal retirement at age 65. Vesting occurs after five years of service, regardless of age. The formula to determine the lump sum benefit under the Pension Plan is: 5% of final average pay (the five highest consecutive years out of the last ten years of eligible compensation) for each year of credited service. A choice for distribution between an annuity and a lump sum option is available.

The Supplemental Pension Plans are unfunded, nonqualified, non-contributory defined benefit restoration plans. Since the IRS limits the annual compensation recognized when calculating benefits under the qualified Pension Plan, the Supplemental Plans restore what is lost in the Pension Plan due to these limits. The Supplemental Pension Plans cover all employees of the Company who participate in the Pension Plan and who are impacted by the IRS compensation limits. A participant must meet the vesting requirements of the qualified Pension Plan to qualify for benefits under the Supplemental Pension Plans. Benefits under the Supplemental Pension Plans are available only as a lump sum distribution after termination.

The EOSP, which was closed to new participants effective April 2011, is an unfunded, nonqualified, non-contributory defined benefit plan, designed to replace a percentage of an officer's final average pay based on his or her age and years of service at the time of retirement. Final average pay is defined as the sum of the officer's current annual salary plus the average of his or her three highest AIM awards during the most recent six years. No other elements of compensation (other than salary and AIM awards) are included in final average pay. The EOSP provides a benefit pursuant to a formula in which 1.9% of an officer's final average pay is multiplied by the officer's years of service (up to a maximum of 35 years) and then reduced by the value of other retirement benefits the officer will receive that are provided by the Company under certain qualified and nonqualified retirement plans as well as Social Security. If additional years of service were granted to an officer as part of his or her employment agreement, those additional years of service are reflected in the Pension Benefits table below. Vesting occurs at the earlier of the attainment of age 55 and the completion of 5 years of service or age 62. Unreduced benefits under the EOSP are available at age 62 and benefits are only available as a lump sum after termination.

The table below represents the estimated present value of defined benefits for the plans in which each active NEO participates. Mr. Hochhauser left the Company prior to vesting in any defined benefit plan and therefore no values are shown for him.

Name	Plan Name	Number of Years Credited Service (#) (a)	Present Value of Accumulated Benefit ($) (b)	Payments During Last Fiscal Year ($)
M.W. Lamach	Pension Plan	7.917	61,624	—
	Supplemental Pension Plan II	7.917	316,599	—
	EOSP	25.00 (c)	8,805,446	—
S. R. Shawley	Pension Plan	37.50	620,607	—
	Supplemental Pension Plan I	6.00 (d)	150,709	—
	Supplemental Pension Plan II	13.00 (d)	300,108	—
	EOSP	35.00 (e)	11,540,217 (f)	—
R. L. Katz	Pension Plan	1.17	9,615	—
	Supplemental Pension Plan II	1.17	18,355	—
	EOSP	1.17	127,862	—
D. Teirlinck	Pension Plan	3.33 (g)	35,615	—
	Supplemental Pension Plan II	3.33 (g)	90,705	—
	EOSP	7.00 (h)	1,365,514	—
R. Gs. Zafari	Pension Plan	1.42 (g)	13,980	—
	Supplemental Pension Plan II	1.42 (g)	36,745	—
	EOSP	11.75 (h)	1,916,975	—

(a) Under the EOSP, for officers covered prior to May 19, 2009, a full year of service is credited for any year in which they work at least one day. In the Pension Plan, the Supplemental Pension Plans and the EOSP for officers covered on or after May 19, 2009, including Messrs. Katz and Zafari, the number of years of credited service is based on elapsed time (i.e., credit is given for each month in which a participant works at least one day). The Supplemental Pension Plan II was established as a mirror plan, effective January 1, 2005. The years of credited service used for calculating benefits under (i) the Supplemental Pension Plan I are the years of credited service through December 31, 2004, and (ii) the Pension Plan, EOSP and Supplemental Pension Plan II are the years of credited service through December 31, 2011. The benefits earned under the Supplemental Pension Plan I serve as offsets to the benefits earned under the Supplemental Pension Plan II.

(b) The amounts in this column reflect the estimated present value of each NEO's accumulated benefit under the plans indicated. The calculations reflect the value of the benefits assuming that each NEO was fully vested under each plan. The benefits were computed as of December 31, 2011, consistent with the assumptions described in Note 10, "Pensions and Postretirement Benefits Other than Pensions," to the consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2011.

A present value of benefits for the Supplemental Pension Plan I is reported for those NEOs who were vested in that plan at December 31, 2004, the date on which that plan was frozen. If an NEO was not vested in the Supplemental Pension Plan I at December 31, 2004, that NEO is not entitled to any benefit under that plan. See the section above under "2011 Pension Benefits" for more information on the material terms and conditions of payments and benefits available under the plans, including each plan's normal retirement payment and benefit formula, and the specific elements of compensation included in applying the payment and benefit formula.

(c) Mr. Lamach's credited years of service exceed his actual years of service by 17 years pursuant to the provisions of his employment arrangement. The increase in present value of benefits due to those additional years of credited service is $6,140,399. Mr. Lamach's benefit will be reduced by the pension benefit he receives from his former employer.

(d) Mr. Shawley's service in the Supplemental Plans began in January 1999 when he transferred from Thermo King.

(e) Under the provisions of the EOSP, Mr. Shawley's service is capped at 35 years.

(f) On June 4, 2008, the Compensation Committee of the Board of Directors agreed that if Mr. Shawley remains with the Company until age 60, any reduction for early retirement will be waived. The increase in present value of benefits resulting from this provision is $1,563,388.

(g) Service in the Pension Plan and the Supplemental Pension Plan II for Messrs. Teirlinck and Zafari began in September 2008 and August 2010, respectively, when they transferred to the United States.

(h) Benefits for both Messrs. Teirlinck and Zafari under the EOSP use all their service with the Company, not just the service in the United States. The benefit will be reduced by any and all benefits accrued or accumulated while covered under any non-U.S. plan in respect to any period of service that is counted as a year of service in this plan. The value of these non-U.S. benefits is not readily accessible until retirement, and therefore the amount shown for EOSP reflects the value of this benefit prior to these reductions.

2011 Nonqualified Deferred Compensation

The Company's EDCP Plans are unfunded, nonqualified plans that permit certain employees, including the NEOs, to defer receipt of up to 50% of their annual salary and up to 100% of their AIM awards, PSP awards and shares of restricted stock received upon commencement of employment ("Employment Shares"). Elections to defer must be made prior to the beginning of the performance period. The Company has established a nonqualified grantor trust (the "trust"), with a bank as the trustee, to hold certain assets deferred under the EDCP Plans. These assets are considered general assets of the Company and are available to its creditors in the event of the Company's insolvency. Amounts held in the trust are invested by the trustee using various investment vehicles.

Participants are offered certain investment options (approximately 60 mutual fund investments and ordinary share equivalents), and can choose how they wish to allocate their cash deferrals among those investment options. Participants are 100% vested in all amounts deferred, and bear the risk of any earnings and losses on such deferred amounts.

Generally, deferred amounts may be distributed following termination of employment or at the time of a scheduled in-service distribution date chosen by the participant. If a participant has completed 5 or more years of service at the time of termination, or is terminated due to long-term disability, death or retirement, the distribution is paid in accordance with the participant's election. If a participant terminates without meeting these requirements, the account balance for all plan years will be paid in a lump sum in the year following the year of termination. A participant can elect to receive distributions at termination over a period of 5, 10, or 15 annual installments, or in a single lump sum. A participant can elect to receive scheduled in-service distributions in future years that are at least 2 years after the end of the plan year for which they are deferring. In-service distributions can be received in 2 to 5 annual installments, or if no election is made, in a lump sum. For those participants who have investments in ordinary shares, the distribution of these assets will be in the form of ordinary shares, not cash.

The stock grant plan is a frozen long-term incentive plan pursuant to which participants received performance-based stock awards. Stock awards pursuant to this plan have not been awarded since fiscal year 2001. Participants had the option of deferring those awards until retirement. Mr. Shawley deferred receipt of substantially all his stock awards. Until the time of distribution, the stock awards accrue dividends in the form of ordinary shares. These dividends are also deferred and are paid out in ordinary shares following retirement. Please refer to Compensation Discussion and Analysis for a description of the Supplemental ESP.

The following table provides information regarding contributions, distributions, earnings and balances for each NEO under our nonqualified deferred compensation plans:

Name	Executive Contributions in Last Fiscal Year ($) (a)	Registrant Contributions in Last Fiscal Year ($) (b)	Aggregate Earnings in Last Fiscal Year ($) (c)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($) (d)
M. W. Lamach					
EDCP II	**—**	**—**	**(721,245)**	**—**	**1,369,504**
Supplemental ESP	**—**	**142,941**	**(179,788)**	**—**	**446,546**
S. R. Shawley					
EDCP Plan I	—	—	(495,784)	—	941,397
EDCP Plan II	1,677,269	—	(535,194)	—	1,142,075
Supplemental ESP	—	58,413	(148,065)	—	383,454
Stock Grant Plan	—	—	(273,525)	—	527,289
R. L. Katz					
EDCP II	**—**	**—**	**—**	**—**	**—**
Supplemental ESP	**—**	**28,800**	**(4,828)**	**—**	**23,972**
D. P. M. Teirlinck					
EDCP II	1,174,107	—	(374,642)	—	799,465
Supplemental ESP	—	45,856	(43,593)	—	116,844
R. Gs. Zafari					
EDCP II	**—**	**—**	**—**	**—**	**—**
Supplemental ESP	**—**	**39,644**	**(7,695)**	**—**	**31,948**
S. B. Hochhauser					
EDCP II	1,341,797	—	(469,454)	—	1,249,102
Supplemental ESP	—	30,286	(59,126)	—	117,566

(a) The annual deferrals (salary, AIM & PSP) are all reflected in the Salary column, the Non-Equity Incentive Plan column and the Stock Awards column, respectively of the Summary Compensation Table.

(b) All of the amounts reflected in this column are included in the All Other Compensation column of the Summary Compensation Table.

(c) Amounts in this column include gains and losses on investments, as well as dividends on ordinary shares or ordinary share equivalents. None of the earnings or losses reported in this column are included in the Summary Compensation Table.

(d) The following table reflects the amounts reported in this column previously reported as compensation to the NEOs in the Company's Summary Compensation Table in proxy statements for prior years. Each of Messrs. Lamach, Shawley, Teirlinck, Zafari, Katz and Hochhauser first became NEOs and therefore had their compensation reported in the Company's proxy statements for fiscal years 2005 (Lamach), 2007 (Shawley), 2010 (Teirlinck), 2011 (Katz and Zafari) and 2009 (Hochhauser).

Name	EDCP Plans ($)	Supplemental ESP ($)
M. W. Lamach	1,529,086	327,989
S. R. Shawley	1,768,794	163,324
R. L. Katz	—	—
D. P. M. Teirlinck	1,174,107	38,146
R. G. Zafari	—	—
S. B. Hochhauser	1,569,020	83,207

Post-Employment Benefits

The following discussion describes the compensation to which each of the active NEOs would be entitled in the event of termination of such executive's employment, including termination following a change in control.

Employment Arrangements and Severance. All of the NEOs are entitled to benefits upon termination of their employment following a change in control. Messrs. Lamach and Katz are also entitled to severance in the event of their involuntary termination without cause due to the terms of their employment agreements. Under the terms of their employment agreements, Messrs. Lamach and Katz are eligible for 24 and 12 months, respectively, of base annual salary plus a prorated AIM award earned for the year of termination as determined and paid at the conclusion of the full performance year in accordance with the terms of the plan. In addition, any unvested PSP awards from completed performance periods would vest and Messrs. Lamach and Katz would also receive prorated PSP awards (not to exceed target) for the open performance periods at the end of the respective performance periods. These awards would be based on actual performance in accordance with the terms of the plan. Mr. Lamach would also fully vest in the remaining 50,000 option grant that was part of his special retention grant of 100,000 options awarded to him on June 6, 2008.

Mr. Hochhauser was provided with the following benefits in connection with his departure from the Company, in accordance with the terms of his employment agreement: 18 months of base annual salary plus a prorated AIM award earned for the year of termination as determined and paid at the conclusion of the full performance year in accordance with the terms of the plan. In addition, Mr. Hochhauser will receive prorated PSP awards (not to exceed target) for the open performance periods based on actual performance at the end of the respective performance periods.

Although the Company does not have a formal severance policy for officers, NEOs who are terminated by the Company other than for cause will generally be entitled to received up to 12 months' base salary as severance and, depending on the circumstances and timing of the termination, a pro-rated portion of their AIM award, not to exceed target.

Change in Control. The Company has entered into a change-in-control agreement with each NEO. The change-in-control agreement provides for certain payments if the employment is terminated by the Company without "cause" (as defined in the change-in-control agreements) or by the NEO for "good reason" (as defined in the change-in-control agreements), in each case, within two years following a change in control of the Company. For officers who first became eligible for a change-in-control agreement on or after May 19, 2009, including Messrs. Katz and Zafari, the Company eliminated a severance payment based on outstanding PSP awards and eliminated a payment to cover the impact to the executive of certain incremental taxes incurred in connection with the payments made following a change in control.

Following a change in control, each NEO is entitled to continue receiving his or her current base salary and is entitled to an annual bonus in an amount not less than the highest annual bonus paid during the prior three years.

If an NEO's employment is terminated "without cause" or by the NEO for "good reason" following a change in control, the NEO is entitled to the following:

- any base salary and annual bonus for a completed fiscal year that had not been paid;
- an amount equal to the NEO's annual bonus for the last completed fiscal year pro-rated for the number of full months employed in the current fiscal year;
- an amount equal to the NEO's base salary pro-rated for any unused vacation days;
- a lump sum severance payment from the Company equal to the three times (for CEO and CFO) or two and one-half times (for other NEOs) the sum of:
  - the NEO's annual salary in effect on the termination date, or, if higher, the annual salary in effect immediately prior to the reduction of the NEO's annual salary after the change in control; and
  - the NEO's target AIM award for the year of termination or, if higher, the average of the AIM award amounts beginning three years immediately preceding the change in control and ending on the termination date; and
- for the NEOs other than Messrs. Katz and Zafari, a lump sum payment equal to three times (for CEO and CFO) or two and one-half times (for other NEOs) of: (a) the cash value of the target amount of the most recent PSU award; or (b) if higher, the average amounts of the last three PSU awards granted and paid to the NEO immediately preceding termination. This payment is in lieu of any rights the individual might have with respect to unvested PSU awards.

In addition to the foregoing, the NEOs would also be eligible to participate in the Company's welfare employee benefit programs for the severance period (three years for the CEO and CFO and two and one-half years for the other NEOs). The Company would also provide each NEO up to $100,000 of outplacement services. For purposes of calculating the NEO's nonqualified pension benefits, three years would be added to both the officer's age and service with the Company under the EOSP. In addition, the "final average pay" under the EOSP would be calculated as 50% of the lump sum severance payment. For purposes of determining eligibility for post-retirement welfare benefits, the NEO would be credited with any combination of additional years of service and age, not exceeding 10 years, to the extent necessary to qualify for such benefits.

A "change in control" is defined as the occurrence of any of the following events: (i) any person unrelated to the Company becomes the beneficial owner of 30% or more of the combined voting power of the Company's voting stock; (ii) the directors serving at the time the change-in-control agreements were executed (or the directors subsequently elected by the shareholders of the Company whose election or nomination was duly approved by at least two-thirds of the then serving directors) fail to constitute a majority of the Board of Directors; (iii) the consummation of a merger or consolidation of the Company with any other corporation in which the Company's voting securities outstanding immediately prior to such merger or consolidation represent 50% or less of the combined voting securities of the Company immediately after such merger or consolidation; (iv) any sale or transfer of all or substantially all of the Company's assets, other than a sale or transfer with a corporation where the Company owns at least 80% of the combined voting power of such corporation or its parent after such transfer; or (v) any other event that the continuing directors determine to be a change in control; provided however, with respect to (i), (iii) and (iv) above, there shall be no change in control if shareholders of the Company own more than 50% of the combined voting power of the voting securities of the Company or the surviving entity or any parent immediately following such transaction in substantially the same proportion to each other as prior to such transaction.

Enhanced Retirement Benefits. An officer is vested in EOSP upon the earlier of: (i) the attainment of age 55 and the completion of 5 years of service; (ii) attainment of age 62; (iii) death; or (iv) change in control. A termination within two years following a change in control also triggers the payment of an enhanced benefit (as described above). Benefits under the EOSP are forfeited in the event of termination for cause. In order to be eligible for an EOSP benefit in the event of disability, a participant must remain disabled until age 65. An officer becomes vested in both the Pension Plan and the Supplemental Pension Plans upon the completion of 5 years of service. As of December 31, 2011, Messrs. Lamach and Zafari were not vested in the EOSP and Mr. Katz was not vested in the EOSP, the Supplemental Pension Plan II or the Pension Plan. Mr. Hochhauser left the Company prior to vesting in any retirement benefit.

Health Benefits. In the event of a change in control, health benefits are provided, which include the Company cost of both active health and welfare benefits for the severance period (three years for Messrs. Lamach and Shawley and two and one-half years for Messrs. Teirlinck, Zafari and Katz), as well as retiree medical, if applicable. Mr. Shawley is the only NEO eligible for retiree medical benefits due to his age and service as of December 31, 2002, when eligibility for the retiree medical benefit was frozen. In the event of death, Mr. Shawley's eligible dependents would be eligible to receive retiree medical health benefits.

Post-Employment Benefits Table

The following table describes the compensation to which each of the active NEOs would be entitled in the event of termination of such executive's employment on December 31, 2011, including termination following a change in control. The potential payments were determined under the terms of our plans and arrangements in effect on December 31, 2011. The table does not include the pension benefits or nonqualified deferred compensation amounts that would be paid to an NEO, which are set forth in the Pension Benefits table and the Nonqualified Deferred Compensation table above, except to the extent that the NEO is entitled to an additional benefit as a result of the termination. With respect to Mr. Hochhauser, the table represents the benefits he actually received or accrued upon his departure from the Company on September 1, 2011.

	Retirement ($)	Involuntary without Cause ($)	Involuntary with Cause ($)	Change in Control ($)	Disability ($)	Death ($)
M. W. Lamach						
Severance (a)	—	2,200,000	—	8,250,000	—	—
2011 Earned but Unpaid AIM Award(s) (b)	—	1,522,950	—	1,522,950	—	—
PSP Award Payout (c)	—	3,984,166	—	9,375,000	3,984,166	3,984,166
Value of Unvested Equity Awards (d)	—	—	—	1,114,113	1,114,113	1,114,113
Enhanced Retirement Benefits (e)	—	—	—	4,872,420	—	—
Outplacement (f)	—	14,100	—	100,000	—	—
Tax Assistance (g)	—	—	—	17,596,937	—	—
Health Benefits	—	—	—	30,062	—	—
Total	—	7,721,216	—	42,861,482	5,098,279	5,098,279
S. R. Shawley						
Severance (a)	—	600,000	—	3,600,000	—	—
2011 Earned but Unpaid AIM Award(s) (b)	—	553,800	—	553,800	—	—
PSP Award Payout (c)	2,149,232	2,149,232	—	2,775,000	2,149,232	2,149,232
Value of Unvested Equity Awards (d)	1,025,916	1,025,916	—	1,025,916	1,025,916	1,025,916
Enhanced Retirement Benefits (e)	—	—	—	857,065	—	—
Outplacement (f)	—	14,100	—	100,000	—	—
Tax Assistance (g)	—	—	—	4,593,723	—	—
Health Benefits (h)	138,000	138,000	138,000	130,062	138,000	75,000
Total	3,313,148	4,481,048	138,000	13,635,566	3,313,148	3,250,148
R. L. Katz						
Severance (a)	—	425,000	—	1,859,375	—	—
2011 Earned but Unpaid AIM Award(s) (b)	—	294,206	—	294,206	—	—
PSP Award Payout (c)	—	253,480	—	253,602	253,480	253,480
Value of Unvested Equity Awards (d)	—	—	—	96,559	96,559	96,559
Enhanced Retirement Benefits (e)	—	—	—	457,648	—	—
Outplacement (f)	—	14,100	—	100,000	—	—
Tax Assistance (g)	—	—	—	—	—	—
Health Benefits	—	—	—	25,052	—	—
Total	—	986,786	—	3,086,442	350,039	350,039

	Retirement ($)	Involuntary without Cause ($)	Involuntary with Cause ($)	Change in Control ($)	Disability ($)	Death ($)
D. P. M. Teirlinck						
Severance (a)	—	565,000	—	2,683,750	—	—
2011 Earned but Unpaid AIM Award(s) (b)	—	508,500	—	547,705	—	—
PSP Award Payout (c)	1,463,748	1,463,748	—	1,500,000	1,463,748	1,463,748
Value of Unvested Equity Awards (d)	714,313	714,313	—	714,313	714,313	714,313
Enhanced Retirement Benefits (e)	—	—	—	1,575,388	—	—
Outplacement (f)	—	14,100	—	100,000	—	—
Tax Assistance (g)	—	—	—	3,080,643	—	—
Health Benefits	—	—	—	25,052	—	—
Total	2,178,061	3,265,661	—	10,226,851	2,178,061	2,178,061
R. Gs. Zafari						
Severance (a)	—	455,000	—	2,047,500	—	—
2011 Earned but Unpaid AIM Award(s) (b)	—	364,000	—	460,100	—	—
PSP Award Payout (c)	—	—	—	581,337	516,863	516,863
Value of Unvested Equity Awards (d)	—	—	—	335,492	335,492	335,492
Enhanced Retirement Benefits (e)	—	—	—	1,167,020	—	—
Outplacement (f)	—	14,100	—	100,000	—	—
Tax Assistance (g)	—	—	—	—	—	—
Health Benefits	—	—	—	25,052	—	—
Total	—	833,100	—	4,716,501	852,355	852,355
S. B. Hochhauser						
Severance	—	832,500	—	—	—	—
2011 Earned but Unpaid AIM Award(s)	—	153,468	—	—	—	—
PSP Award Payout	—	1,465,119	—	—	—	—
Value of Unvested Equity Awards	—	—	—	—	—	—
Enhanced Retirement Benefits	—	—	—	—	—	—
Outplacement	—	14,100	—	—	—	—
Tax Assistance	—	—	—	—	—	—
Health Benefits	—	—	—	—	—	—
Total	—	2,465,187	—	—	—	—

(a) For the "Involuntary without Cause" column, for those NEOs who do not have a formal separation agreement, the current severance guidelines permit payment of up to one year's base salary. For the amounts shown under the "Change in Control" columns, refer to the description of how severance is calculated in the section above, entitled Post-Employment Benefits.

(b) For the "Involuntary without Cause" column, these amounts represent the (i) AIM award earned by Messrs. Lamach and Katz in 2011 and paid pursuant to the terms of their employment agreements and (ii) prorated AIM award (up to target) that may be paid to the other NEOs depending on the circumstances and timing of the termination. For the amounts under "Change in Control", these amounts represent the actual award earned for the 2011 performance period, which may be more or less than the target award.

(c) For the "Involuntary without Cause" column, these amounts represent the cash value of the prorated PSU award payout to (i) Messrs. Lamach and Katz pursuant to the terms of their employment agreements and (ii) Messrs. Shawley and Teirlinck because they are retirement eligible. For the "Change in Control" column for Messrs. Lamach, Shawley and Teirlinck, these amounts represent the cash value of the PSU award payout, based on the appropriate multiple. For Messrs. Katz and Zafari, these values represent what would be provided under the terms of the Incentive Stock Plan of 2007, which provides a pro-rated payment for all outstanding awards. In addition, because Mr. Zafari had a grant that was covered under the previous version of the change-in-control provision under the Incentive Stock Plan, his 2010-2012 grant would be valued based on the full target award. For the "Retirement", "Disability" and "Death" columns, amounts represent the cash value of the prorated portion of their PSUs that vest upon such events. Amounts for each column are based on the closing stock price of the ordinary shares on the last trading day before December 31, 2011 ($30.47).

(d) The amounts shown for "Retirement", "Involuntary without Cause", "Change in Control", "Death" and "Disability" represent (i) the value of the unvested RSUs, which is calculated based on the number of unvested RSUs multiplied by the closing stock price of the ordinary shares on the last trading day before December 31, 2011 ($30.47), and (ii) the intrinsic value of the unvested stock options and SARs, which is calculated based on the difference between the closing stock price of the ordinary shares on the last trading day before December 31, 2011 ($30.47) and the relevant exercise price. However, only in the event of termination following a "Change in Control" is there accelerated vesting of unvested awards. For "Retirement", "Involuntary without Cause", "Disability" and "Death", the awards do not accelerate but continue to vest on the same basis as active employees. Because Messrs. Shawley and Teirlinck are retirement eligible, they would continue to vest in stock options and RSUs after termination of employment for any reason other than cause.

(e) In the event of a change in control of the Company and a termination of the NEOs, the present value of the pension benefits under the EOSP and Supplemental Pension Plans would be paid out as lump sums. While there is no additional benefit to the NEOs as a result of either voluntary retirement/resignation and/or involuntary resignation without cause, there are differences (based on the methodology mandated by the SEC) between the numbers that are shown in the Pension Benefits Table and those that would actually be payable to the NEO under these termination scenarios.

(f) For the "Involuntary without Cause" column, each NEO is eligible for outplacement services for a twelve month period, not to exceed $14,100. For the "Change in Control" column, the amount represents the maximum expenses the Company would reimburse the NEO for professional outplacement services.

(g) Pursuant to the change-in-control agreements for Messrs. Lamach, Shawley and Teirlinck, if any payment or distribution by the Company to these NEOs creates certain incremental taxes, they would be entitled to receive from the Company a payment in an amount sufficient to place them in the same after-tax financial position as if such taxes had not been imposed.

(h) Represents the Company cost of health and welfare coverage. The cost for "Change in Control" is a combination of continued active coverage for three years followed by retiree coverage, while the cost shown under the other scenarios is retiree coverage only.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The Company does not generally engage in transactions in which its executive officers, directors or nominees for directors, any of their immediate family members or any of its 5% shareholders have a material interest. Pursuant to the Company's written related person transaction policy, any such transaction must be reported to management, which will prepare a summary of the transaction and refer it to the Corporate Governance and Nominating Committee for consideration and approval by the disinterested directors. The Corporate Governance and Nominating Committee reviews the material terms of the related person transaction, including the dollar values involved, the relationships and interests of the parties to the transaction and the impact, if any, to a director's independence. The Corporate Governance and Nominating Committee only approves those transactions that are in the best interest of the Company. In addition, the Company's Code of Conduct, which sets forth standards applicable to all employees, officers and directors of the Company, generally proscribes transactions that could result in a conflict of interest for the Company. Any waiver of the Code of Conduct for any executive officer or director requires the approval of the Company's Board of Directors. Any such waiver will, to the extent required by law or the NYSE, be disclosed on the Company's website at *www.ingersollrand.com* or on a current report on Form 8-K. No such waivers were requested or granted in 2011.

We have not made payments to directors other than the fees to which they are entitled as directors (described under the heading "Compensation of Directors") and the reimbursement of expenses related to their services as directors. We have made no loans to any director or officer nor have we purchased any shares of the Company from any director or officer.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and officers, and persons who beneficially own more than ten percent of the Company's ordinary shares, to file reports of ownership and reports of changes in ownership with the SEC and the NYSE. To the Company's knowledge, based solely on its review of such forms received by the Company and written representations that no other reports were required, each officer, other than Mr. Paul Camuti, and each director, other than Mr. Bruton and Mr. Forsee, made late filings due to a determination that (i) our supplemental plans do not meet all of the requirements for an "Excess Benefit Plan", as defined by the SEC, and (ii) dividend equivalents were required to be reported following the termination of our dividend reinvestment plan in connection with our Irish reorganization.

SHAREHOLDER PROPOSALS AND NOMINATIONS

Any proposal by a shareholder intended to be presented at the 2013 Annual General Meeting of shareholders of the Company must be received by the Company at its registered office at 170/175 Lakeview Drive, Airside Business Park, Swords, Co. Dublin, Ireland, Attn: Secretary, no later than December 24, 2012, for inclusion in the proxy materials relating to that meeting. Any such proposal must meet the requirements set forth in the rules and regulations of the SEC, including Rule 14a-8, in order for such proposals to be eligible for inclusion in our 2013 proxy statement.

The Company's Articles of Association set forth procedures to be followed by shareholders who wish to nominate candidates for election to the Board in connection with annual general meetings of shareholders or pursuant to written shareholder consents or who wish to bring other business before a shareholders' general meeting. All such nominations must be accompanied by certain background and other information specified in the Articles of Association. In connection with the 2013 annual general meeting, written notice of a shareholder's intention to make such nominations or bring business before the annual general meeting must be given to the Secretary of the Company not later than March 9, 2013. If the date of the 2013 annual general meeting occurs more than 30 days before, or 60 days after, the anniversary of the 2012 annual general meeting, then the written notice must be provided to the Secretary of the Company not later than the seventh day after the date on which notice of such annual general meeting is given.

The Corporate Governance and Nominating Committee will consider all shareholder recommendations for candidates for Board membership, which should be sent to the Committee, care of the Secretary of the Company, at the address set forth above. In addition to considering candidates recommended by shareholders, the Committee considers potential candidates recommended by current directors, Company officers, employees and others. As stated in the Company's Corporate Governance Guidelines, all candidates for Board membership are selected based upon their judgment, character, achievements and experience in matters affecting business and industry. Candidates recommended by shareholders are evaluated in the same manner as director candidates identified by any other means.

In order for you to bring other business before a shareholder general meeting, timely notice must be received by the Secretary of the Company within the time limits described above. The notice must include a description of the proposed item, the reasons you believe support your position concerning the item, and other specified matters. These requirements are separate from and in addition to the requirements you must meet to have a proposal included in our Proxy Statement. The foregoing time limits also apply in determining whether notice is timely for purposes of rules adopted by the SEC relating to the exercise of discretionary voting authority.

If a shareholder wishes to communicate with the Board of Directors for any other reason, all such communications should be sent in writing, care of the Secretary of the Company, or by email at *irboard@irco.com.*

HOUSEHOLDING

SEC rules permit a single set of annual reports and proxy statements to be sent to any household at which two or more shareholders reside if they appear to be members of the same family. Each shareholder continues to receive a separate proxy card. This procedure is referred to as householding. While the Company does not household in mailings to its shareholders of record, a number of brokerage firms with account holders who are Company shareholders have instituted householding. In these cases, a single proxy statement and annual report will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once a shareholder has received notice from his or her broker that the broker will be householding communications to the shareholder's address, householding will continue until the shareholder is notified otherwise or until the shareholder revokes his or her consent. If at any time a shareholder no longer wishes to participate in householding and would prefer to receive a separate proxy statement and annual report, he or she should notify his or her broker. Any shareholder can receive a copy of the Company's proxy statement and annual report by contacting the Company at its registered office at 170/175 Lakeview Drive, Airside Business Park, Swords, Co. Dublin, Ireland, Attention: Secretary or by accessing it on the Company's website at *www.ingersollrand.com.*

Shareholders who hold their shares through a broker or other nominee who currently receive multiple copies of the proxy statement and annual report at their address and would like to request householding of their communications should contact their broker.

Dated: April 23, 2012

Directions to the Annual General Meeting

Dromoland Hotel is located beside the village of Newmarket-on-Fergus in County Clare, just north of Shannon International Airport.

Directions from Dublin to Dromoland Hotel (3 hours)

- On leaving Dublin, follow the signs for the N7 South (the main motorway that leads directly from Dublin to Limerick City)
- On entering Limerick City, follow the signs for the N18 (Shannon, Ennis & Galway)
- Continue on the N18 motorway until you come to The Dromoland Interchange and take slipway off on left hand side
- At first roundabout, take the fourth exit onto the R458 in the direction of Quin (you are now crossing over a bridge)
- At the next roundabout take the second exit (direction Newmarket-on-Fergus)
- Shortly you will approach the gates of Dromoland Hotel on your left-hand side

Directions from Shannon Airport to Dromoland Hotel (20 minutes)

- Take the N19 road out of Shannon Airport
- At the first roundabout, take the second exit onto the N19 (Limerick, Galway)
- At the next roundabout, take the second exit continuing on N19
- At the third roundabout, take the first exit, then merge onto the N18 (Ennis, Galway)
- Continue on the N18 until you come to The Dromoland Interchange and take the next left slipway road off the motorway
- At the roundabout, take the third exit onto the R458 in the direction of Quin (you are crossing over a bridge)
- At the next roundabout, take the second exit (direction of Newmarket-on-Fergus)
- Shortly you will approach the gates of Dromoland Hotel on your left-hand side

2011 Financials

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

— TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission File No. 001-34400

INGERSOLL-RAND PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

Ireland	**98-0626632**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

170/175 Lakeview Dr.
Airside Business Park
Swords, Co. Dublin
Ireland
(Address of principal executive offices)

Registrant's telephone number, including area code: +(353) (0) 18707400

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, Par Value $1.00 per Share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES_X_ NO____

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES____ NO_X_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES_X_ NO____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES_X_ NO____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.:

Large accelerated filer _X_	Accelerated filer ____
Non-accelerated filer ____ (Do not check if a smaller reporting company)	Smaller reporting company _____

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES____ NO_X_

The aggregate market value of ordinary shares held by nonaffiliates on June 30, 2011 was approximately $15.1 billion based on the closing price of such stock on the New York Stock Exchange.

The number of ordinary shares outstanding as of February 10, 2012 was 297,375,890.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement to be filed within 120 days of the close of the registrant's fiscal year in connection with the registrant's Annual General Meeting of Shareholders to be held June 7, 2012 are incorporated by reference into Part II and Part III of this Form 10-K.

INGERSOLL-RAND PLC

Form 10-K
For the Fiscal Year Ended December 31, 2011

TABLE OF CONTENTS

CAUTIONARY STATEMENT FOR FORWARD LOOKING STATEMENTS

Certain statements in this report, other than purely historical information, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "forecast," "outlook," "intend," "strategy," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements.

Forward-looking statements may relate to such matters as projections of revenue, margins, expenses, tax provisions, earnings, cash flows, benefit obligations, share or debt repurchases or other financial items; any statements of the plans, strategies and objectives of management for future operations, including those relating to any statements concerning expected development, performance or market share relating to our products and services; any statements regarding future economic conditions or our performance; any statements regarding pending investigations, claims or disputes, including those relating to the Internal Revenue Service audit of our consolidated subsidiaries' tax filings; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. These statements are based on currently available information and our current assumptions, expectations and projections about future events. While we believe that our assumptions, expectations and projections are reasonable in view of the currently available information, you are cautioned not to place undue reliance on our forward-looking statements. You are advised to review any further disclosures we make on related subjects in materials we file with or furnish to the SEC. Forward-looking statements speak only as of the date they are made and are not guarantees of future performance. They are subject to future events, risks and uncertainties – many of which are beyond our control – as well as potentially inaccurate assumptions, that could cause actual results to differ materially from our expectations and projections. We do not undertake to update any forward-looking statements.

Factors that might affect our forward-looking statements include, among other things:

- overall economic, political and business conditions in the markets in which we operate;
- the demand for our products and services;
- competitive factors in the industries in which we compete;
- changes in tax requirements (including tax rate changes, new tax laws and revised tax law interpretations);
- the outcome of any litigation, governmental investigations or proceedings;
- the outcome of any income tax audits or settlements;
- interest rate fluctuations and other changes in borrowing costs;
- other capital market conditions, including availability of funding sources and currency exchange rate fluctuations;
- availability of and fluctuations in the prices of key commodities and the impact of higher energy prices;
- the ability to achieve cost savings in connection with our productivity programs;
- potential further impairment of our goodwill, indefinite-lived intangible assets and/or our long-lived assets; and
- the possible effects on us of future legislation in the U.S. that may limit or eliminate potential U.S. tax benefits resulting from our incorporation in a non-U.S. jurisdiction, such as Ireland, or deny U.S. government contracts to us based upon our incorporation in such non-U.S. jurisdiction.

Some of the significant risks and uncertainties that could cause actual results to differ materially from our expectations and projections are described more fully in Item 1A "Risk Factors." You should read that information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this report and our Consolidated Financial Statements and related notes in Item 8 of this report. We note such information for investors as permitted by the Private Securities Litigation Reform Act of 1995.

PART I

Item 1. **BUSINESS**

Overview

Ingersoll-Rand plc (IR-Ireland), an Irish public limited company, and its consolidated subsidiaries (we, our, the Company) is a diversified, global company that provides products, services and solutions to enhance the quality and comfort of air in homes and buildings, transport and protect food and perishables, secure homes and commercial properties, and increase industrial productivity and efficiency. Our business segments consist of Climate Solutions, Residential Solutions, Industrial Technologies and Security Technologies, each with strong brands and leading positions within their respective markets. We generate revenue and cash primarily through the design, manufacture, sale and service of a diverse portfolio of industrial and commercial products that include well-recognized, premium brand names such as Club Car®, Ingersoll-Rand®, Schlage®, Thermo King® and Trane®.

To achieve our mission of becoming a world leader in creating safe, comfortable and efficient environments, as well as to become a more diversified company with strong growth and profitability prospects, we began transforming our enterprise portfolio in recent years by divesting cyclical, low-growth and asset-intensive businesses. In addition, our acquisition strategy has helped deliver more consistent revenue and earnings performance across all phases of the economic cycle. Aside from our portfolio transformation, we continue to focus on increasing our recurring revenue stream from parts, service, used equipment and rentals; and to continuously improve the efficiencies and capabilities of the products and services of our high-potential businesses. We also continue to focus on operational excellence strategies as a central theme to improving our Company.

On July 1, 2009, Ingersoll-Rand Company Limited (IR-Limited), a Bermuda company, completed a reorganization to change the jurisdiction of incorporation of our parent company from Bermuda to Ireland (the Ireland Reorganization). As a result, IR-Ireland replaced IR-Limited as the ultimate parent company effective July 1, 2009. The Ireland Reorganization was accounted for as a reorganization of entities under common control and accordingly, did not result in any changes to the consolidated amounts of assets, liabilities and equity. In conjunction with the Ireland Reorganization, IR-Limited became a wholly-owned subsidiary of IR-Ireland and the Class A common shareholders of IR-Limited became ordinary shareholders of IR-Ireland. All references related to the Company prior to July 1, 2009 relate to IR-Limited.

The Ireland Reorganization did not have a material impact on our financial results. IR-Ireland continues to be subject to United States Securities and Exchange Commission (SEC) reporting requirements and prepares financial statements in accordance with U.S. Generally Accepted Accounting Principles (GAAP). Shares of IR-Ireland continue to trade on the New York Stock Exchange under the symbol "IR", the same symbol under which the IR-Limited Class A common shares previously traded.

Recent Acquisitions and Divestitures

Divested Operations

On September 30, 2011, we completed a transaction to sell our Hussmann refrigerated display case business to a newly-formed affiliate (Hussmann Parent) of private equity firm Clayton Dubilier & Rice, LLC (CD&R). This transaction included the equipment business and certain of the service branches in the U.S. and Canada, and the equipment, service and installation businesses in Mexico, Chile, Australia, New Zealand, and Japan (Hussmann Business). The transaction allowed Hussmann Parent the option to acquire the remaining North American Hussmann service and installation branches (Hussmann Branches). Hussmann Parent completed the acquisition of the Hussmann Branches on November 30, 2011. The Hussmann Business and Branches, which were reported as part of the Climate Solutions segment through their respective transaction dates, manufacture, market, distribute, install, and service refrigerated display merchandising equipment, refrigeration systems, over the counter parts, and other commercial and industrial refrigeration applications. The transaction included, among other things, our ownership of common stock of Hussmann Parent, such that following the sale, CD&R would own cumulative convertible participating preferred stock of Hussmann Parent, initially representing 60% of the outstanding capital stock (on an as-converted basis) of Hussmann Parent, and we would own all of the common stock, initially representing the remaining 40% of the outstanding capital stock (on an as-converted basis) of Hussmann Parent. See "Divestitures and Discontinued Operations" within Management's Discussion and Analysis and also Note 17 to the Consolidated Financial Statements for a further discussion of our divested operations.

Discontinued Operations

On December 30, 2011, we completed the divestiture of our security installation and service business, which was sold under the Integrated Systems and Services brand in the United States and Canada, to Kratos Public Safety & Security Solutions, Inc. This business, which was previously reported as part of the Security Technologies segment, designs, installs and services security systems. As a result of the sale, we have reported this business as a discontinued operation for all periods presented.

On December 30, 2010, we completed the divestiture of our gas microturbine generator business, which was sold under the Energy Systems brand, to Flex Energy, Inc. The business, which was previously reported as part of the Industrial Technologies segment, designs, manufactures, markets, distributes, and services gas powered microturbine generators which feature energy efficient design and low emissions technology. As a result of the sale, we have reported this business as a discontinued operation for all periods presented.

On October 4, 2010, we completed the divestiture of our European refrigerated display case business, which was sold under the KOXKA brand, to an affiliate of American Industrial Acquisition Corporation (AIAC Group). The business, which was previously reported as part of the Climate Solutions segment, designs, manufactures and markets commercial refrigeration equipment through sales branches and a network of distributors throughout Europe, Africa and the Middle East. As a result of the sale, we have reported this business as a discontinued operation for all periods presented.

See "Divestitures and Discontinued Operations" within Management's Discussion and Analysis and also Note 17 to the Consolidated Financial Statements for a further discussion of our discontinued operations.

Business Segments

Our business segments provide products, services and solutions used to increase the efficiency and productivity of both industrial and commercial operations and homes, as well as improve the security, safety, health and comfort of people around the world.

Our business segments are as follows:

Climate Solutions
Our Climate Solutions segment delivers energy-efficient refrigeration and Heating, Ventilation and Air Conditioning (HVAC) throughout the world. Encompassing the transport markets as well as the commercial HVAC markets, this segment offers customers a broad range of products, services and solutions to manage controlled temperature environments. This segment, which had 2011 net revenues of $8.3 billion, includes the market-leading brands of Thermo King and Trane.

Residential Solutions
Our Residential Solutions segment provides safety, comfort and efficiency to homeowners throughout North America and parts of South America. It offers customers a broad range of products, services and solutions including mechanical and electronic locks, energy-efficient HVAC systems, indoor air quality solutions, advanced controls, portable security systems and remote home management. This segment, which had 2011 net revenues of $2.0 billion, is comprised of well-known brands like American Standard®, Schlage and Trane.

Industrial Technologies
Our Industrial Technologies segment provides products, services and solutions that enhance energy efficiency, productivity and operations. It offers our global customers a diverse and innovative range of products including compressed air systems, tools, pumps, fluid and material handling systems, as well as golf, utility, and rough terrain vehicles. It also includes a diverse range of service offerings including full coverage and preventative maintenance service contracts, service parts, installation, and remanufactured compressors and tools. This segment, which had 2011 net revenues of $2.9 billion, includes the Club Car, Ingersoll Rand, and ARO® market-leading brands.

Security Technologies
Our Security Technologies segment is a leading global provider of products and services that make environments safe, secure and productive. The segment's market-leading products include electronic and biometric access control systems and software, locks and locksets, door closers, exit devices, steel doors and frames, as well as time, attendance and personnel scheduling systems. These products serve a wide range of markets including the commercial construction market, healthcare, retail, and transport industries as well as educational and governmental facilities. This segment, which had 2011 net revenues of $1.6 billion, includes the CISA®, LCN®, Schlage and Von Duprin® market-leading brands.

Products

Our principal products by business segment include the following:

Climate Solutions	
Aftermarket parts and service	Control systems
Air cleaners	Cryogenic temperature control systems
Air conditioners	Diesel-powered temperature control systems
Air exchangers	Furnaces
Air handlers	Heat pumps
Airside and terminal devices	Humidifiers
Applied systems	Installation contracting
Auxiliary idle reduction	Package heating and cooling systems
Auxiliary temperature management	Refrigerated containers
Boilers	Refrigeration and electrical houses
Building management systems	Surface and air sanitation
Bus and rail HVAC systems	Thermostats/controls
Coils and condensers	Unitary systems
Containers and gensets	Vehicle-powered truck refrigeration systems

Residential Solutions	
Air cleaners	Furnaces
Air conditioners	Heat pumps
Air exchangers	Humidifiers
Air handlers	Package heating and cooling systems
Door locks, latches and locksets	Portable security products
Electrical security products	Thermostats/controls
Electronic access-control systems	Unitary systems

Industrial Technologies	
Air and electric tools	Golf vehicles
Air balancers	Lubrication equipment
Air compressors & accessories	Material handling equipment
Air motors	On-Road Low Speed Vehicles
Air treatment	Piston pumps
Blowers	Rough Terrain (AWD) Vehicles
Diaphragm pumps	Utility vehicles
Engine-starting systems	Visage® Mobile Golf Information Systems
Fluid-handling equipment	

Security Technologies	
Biometric access control systems	Electrical security products
Door closers and controls	Electronic access-control systems
Door locks, latches and locksets	Exit devices
Doors and door frames (steel)	Time, attendance, and personnel scheduling systems

These products are sold primarily under our name and under other names including American Standard, ARO, CISA, Club Car, LCN, Schlage, Thermo King, Von Duprin and Trane.

Competitive Conditions

Our products are sold in highly competitive markets throughout the world. Due to the diversity of these products and the variety of markets served, we encounter a wide variety of competitors that vary by product line. They include well-established regional or specialized competitors, as well as larger U.S. and non-U.S. corporations or divisions of larger companies.

The principal methods of competition in these markets relate to price, quality, delivery, service and support, technology and innovation. We believe that we are one of the leading manufacturers in the world of HVAC systems and services, air compression systems, transport temperature control products, air tools, and golf and utility vehicles. In addition, we believe we are a leading supplier in U.S. markets for architectural hardware products, mechanical locks and electronic and biometric access-control technologies.

Distribution

Our products are distributed by a number of methods, which we believe are appropriate to the type of product. U.S. sales are made through branch sales offices and through distributors, dealers and large retailers across the country. Non-U.S. sales are made through numerous subsidiary sales and service companies with a supporting chain of distributors throughout the world.

Customers

We have no customer that accounted for more than 10% of our consolidated net revenues in 2011, 2010 or 2009. No material part of our business is dependent upon a single customer or a small group of customers; therefore, the loss of any one customer would not have a material adverse effect on our results of operations or cash flows.

Raw Materials

We manufacture many of the components included in our products, which requires us to employ a wide variety of commodities. Principal commodities, such as steel, copper and aluminum, are purchased from a large number of independent sources around the world. In the past, higher prices for some commodities, particularly steel and non-ferrous metals, have caused pricing pressures in some of our businesses; we have historically been able to pass certain of these cost increases on to customers in the form of price increases.

We believe that available sources of supply will generally be sufficient for the foreseeable future. There have been no commodity shortages which have had a material adverse effect on our businesses. However, significant changes in certain material costs may have an adverse impact on our costs and operating margins. To mitigate this potential impact, we enter into long-term supply contracts in order to manage our exposure to potential supply disruptions.

Working Capital

We manufacture products that usually must be readily available to meet our customers' rapid delivery requirements. Therefore, we maintain an adequate level of working capital to support our business needs and our customers' requirements. Such working capital requirements are not, however, in the opinion of management, materially different from those experienced by our major competitors. We believe our sales and payment terms are competitive in and appropriate for the markets in which we compete.

Seasonality

Demand for certain segments of our products and services is influenced by weather conditions. For instance, Trane's sales have historically tended to be seasonally higher in the second and third quarters of the year because, in the U.S. and other northern hemisphere markets, summer is the peak season for sales of air conditioning systems and services. Therefore, results of any quarterly period may not be indicative of expected results for a full year and unexpected cool trends or unseasonably warm trends during the summer season could negatively or positively affect certain segments of our business and impact overall results of operations.

Research and Development

We engage in research and development activities in an effort to introduce new products, enhance existing product effectiveness, increase safety, improve ease of use and reliability as well as expand the various applications for which our products may be appropriate. In addition, we continually evaluate developing technologies in areas that we believe will enhance our business for possible investment or acquisition. We anticipate that we will continue to make significant expenditures for research and development activities as we look to maintain and improve our competitive position. Research and development expenditures, including qualifying engineering costs, were approximately $257.3 million in 2011, $244.0 million in 2010 and $255.0 million in 2009.

Patents and Licenses

We own numerous patents and patent applications, and are licensed under others. Although in aggregate we consider our patents and licenses to be valuable to our operations, we do not believe that our business is materially dependent on a single patent or license or any group of them. In our opinion, engineering, production skills and experience are more responsible for our market position than our patents and/or licenses.

Operations by Geographic Area

More than 40% of our 2011 net revenues were derived outside the U.S. and we sold products in more than 100 countries. Therefore, the attendant risks of manufacturing or selling in a particular country, such as nationalization and establishment of common markets, may have an adverse impact on our non-U.S. operations. For a discussion of risks attendant to our non-U.S. operations, see "Risk Factors – Our global operations subject us to economic risks," and "Risk Factors – Currency exchange rate fluctuations may adversely affect our results," in Item 1A and "Quantitative and Qualitative Disclosure about Market Risk" in Item 7A.

Backlog

Our approximate backlog of orders, believed to be firm, at December 31, was as follows:

In millions	2011	2010
Climate Solutions	$ 1,395.8	$ 1,653.0
Residential Solutions	42.8	68.6
Industrial Technologies	489.5	412.3
Security Technologies	135.1	131.3
Total	$ 2,063.2	$ 2,265.2

These backlog figures are based on orders received. While the major portion of our products are built in advance of order and either shipped or assembled from stock, orders for specialized machinery or specific customer application are submitted with extensive lead times and are often subject to revision, deferral, cancellation or termination. We expect to ship substantially all the December 31, 2011 backlog during 2012.

Environmental Matters

We continue to be dedicated to an environmental program intended to reduce the utilization and generation of hazardous materials during the manufacturing process as well as to remediate identified environmental concerns. As to the latter, we are currently engaged in site investigations and remediation activities to address environmental cleanup from past operations at current and former manufacturing facilities.

We are sometimes a party to environmental lawsuits and claims and have received notices of potential violations of environmental laws and regulations from the Environmental Protection Agency and similar state authorities. We have been also identified as a potentially responsible party (PRP) for cleanup costs associated with off-site waste disposal at federal Superfund and state remediation sites. For all such sites, there are other PRPs and, in most instances, our involvement is minimal.

In estimating our liability, we have assumed that we will not bear the entire cost of remediation of any site to the exclusion of other PRPs who may be jointly and severally liable. The ability of other PRPs to participate has been taken into account, based on our understanding of the parties' financial condition and probable contributions on a per site basis. Additional lawsuits and claims involving environmental matters are likely to arise from time to time in the future.

We incurred $3.1 million, $1.0 million, and $2.5 million of expenses during the years ended December 31, 2011, 2010, and 2009, respectively, for environmental remediation at sites presently or formerly owned or leased by us. As of December 31, 2011 and 2010, we have recorded reserves for environmental matters of $71.7 million and $81.0 million, respectively. Of these amounts $51.3 million and $56.3 million relate to remediation of sites previously disposed by us. Environmental reserves are classified as Accrued expenses and other current liabilities, or Other noncurrent liabilities based on their expected term. Our total current environmental reserve at December 31, 2011 and 2010 was $26.9 million and $28.1 million, respectively. Given the evolving nature of environmental laws, regulations and technology, the ultimate cost of future compliance is uncertain.

For a further discussion of our potential environmental liabilities, see also Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, Environmental and Asbestos Matters as well as Note 19 to the Consolidated Financial Statements.

Asbestos Matters

Certain of our wholly-owned subsidiaries are named as defendants in asbestos-related lawsuits in U.S. state and federal courts. In virtually all of the suits, a large number of other companies have also been named as defendants. The vast majority of those claims have been filed against either Ingersoll-Rand Company (IR-New Jersey) or Trane and generally allege injury caused by exposure to asbestos contained in certain historical products sold by IR-New Jersey or Trane, primarily pumps, boilers and railroad brake shoes. Neither IR-New Jersey nor Trane was a producer or manufacturer of asbestos, however, some formerly manufactured products utilized asbestos-containing components such as gaskets and packings purchased from third-party suppliers.

See also the discussion under Part I, Item 3, Legal Proceedings, and Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, Environmental and Asbestos Matters as well as Note 19 to the Consolidated Financial Statements.

Employees

As of December 31, 2011, we employed approximately 52,000 people throughout the world.

Available Information

We file annual, quarterly, and current reports, proxy statements, and other documents with the SEC under the Securities Exchange Act of 1934. The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The public can obtain any documents that are filed by us at http://www.sec.gov.

In addition, this Annual Report on Form 10-K, as well as our quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to all of the foregoing reports, are made available free of charge on our Internet website (http://www.ingersollrand.com) as soon as reasonably practicable after such reports are electronically filed with or furnished to the SEC. The Board of Directors of the Company has also adopted and posted in the Investor Relations section of the Company's website our Corporate Governance Guidelines and charters for each of the Board's standing committees. The contents of the Company's website are not incorporated by reference in this report.

Certifications

New York Stock Exchange Annual Chief Executive Officer Certification

The Company's Chief Executive Officer submitted to the New York Stock Exchange the Annual CEO Certification as the Company's compliance with the New York Stock Exchange's corporate governance listing standards required by Section 303A.12 of the New York Stock Exchange's listing standards.

Sarbanes-Oxley Act Section 302 Certification

The certifications of the Chief Executive Officer and Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to this Annual Report on Form 10-K.

Item 1A. **RISK FACTORS**

Our business, financial condition, results of operations, and cash flows are subject to a number of risks that could cause the actual results and conditions to differ materially from those projected in forward-looking statements contained in this Annual Report on Form 10-K. The risks set forth below are those we consider most significant. We face other risks, however, that we do not currently perceive to be material but could cause actual results and conditions to differ materially from our expectations. You should evaluate all risks before you invest in our securities. If any of the risks actually occur, our business, financial condition, results of operations or cash flows could be adversely impacted. In that case, the trading price of our ordinary shares could decline, and you may lose all or part of your investment.

Our global operations subject us to economic risks.

Our global operations are dependent upon products manufactured, purchased and sold in the U.S. and internationally, including Europe, China, Brazil, Venezuela, Africa, India and Turkey. These activities are subject to risks that are inherent in operating globally, including:

- changes in local laws and regulations or imposition of currency restrictions and other restraints;
- limitation of ownership rights, including expropriation of assets by a local government, and limitation on the ability to repatriate earnings;

- imposition of burdensome tariffs and quotas;
- difficulty in staffing and managing global operations;
- difficulty of enforcing agreements, collecting receivables and protecting assets through non-U.S. legal systems;
- national and international conflict, including war, civil disturbances and terrorist acts; and
- economic downturns and social and political instability.

These risks could increase our cost of doing business internationally, disrupt our operations, disrupt the ability of suppliers to fulfill their obligations, limit our ability to sell products in certain markets and have a material adverse impact on our results of operations, financial condition, and cash flows.

Our growth is dependent, in part, on the development, commercialization and acceptance of new products and services.

We must develop and commercialize new products and services in order to remain competitive in our current and future markets and in order to continue to grow our business. The development and commercialization of new products and services require a significant investment of resources. We cannot provide any assurance that any new product or service will be successfully commercialized in a timely manner, if ever, or, if commercialized, will result in returns greater than our investment. Investment in a product or service could divert our attention and resources from other projects that become more commercially viable in the market. We also cannot provide any assurance that any new product or service will be accepted by the market. Failure to develop new products and services that are accepted by the market could have a material adverse impact on our competitive position, results of operations, financial condition, and cash flows.

Currency exchange rate fluctuations may adversely affect our results.

We are exposed to a variety of market risks, including the effects of changes in currency exchange rates. See Part II Item 7A, Quantitative and Qualitative Disclosure About Market Risk.

More than 40% of our 2011 net revenues were derived outside the U.S., and we expect sales to non-U.S. customers to continue to represent a significant portion of our consolidated net revenues. Although we enter into currency exchange contracts to reduce our risk related to currency exchange fluctuations, changes in the relative values of currencies occur from time to time may, in some instances, have a material impact on our results of operations. Because we do not hedge against all of our currency exposure, our business will continue to be susceptible to currency fluctuations.

We also translate assets, liabilities, revenues and expenses denominated in non-U.S. dollar currencies into U.S. dollars for our consolidated financial statements based on the applicable exchange rates. Consequently, fluctuations in the value of the U.S. dollar versus other currencies will have a material impact on the value of these items in our consolidated financial statements, even if their value has not changed in their original currency.

Material adverse legal judgments, fines, penalties or settlements could adversely affect our results of operations or financial condition.

We are currently and may in the future become involved in legal proceedings and disputes incidental to the operation of our business. Our business may be adversely affected by the outcome of these proceedings and other contingencies (including, without limitation, asbestos-related matters) that cannot be predicted with certainty. As required by generally accepted accounting principles in the United States, we establish reserves based on our assessment of contingencies. Subsequent developments in legal proceedings and other contingencies may affect our assessment and estimates of the loss contingency recorded as a reserve and we may be required to make additional material payments, which could have a material adverse impact on our liquidity, results of operations, financial condition, and cash flows.

Our reputation, ability to do business and results of operations could be impaired by improper conduct by any of our employees, agents or business partners.

We are subject to regulation under a wide variety of U.S. federal and state and non-U.S. laws, regulations and policies, including laws related to anti-corruption, export and import compliance, anti-trust and money laundering, due to our global operations. We cannot provide assurance our internal controls will always protect us from the improper conduct of our employees, agents and business partners. Any improper conduct could damage our reputation and subject us to, among other things, civil and criminal penalties, material fines, equitable remedies (including profit disgorgement and injunctions on future conduct), securities litigation and a general loss of investor confidence, any one of which could have a material adverse impact on our business prospects, financial condition, results of operations, cash flows, and the market value of our stock.

We may be subject to risks relating to our information technology systems.

We rely extensively on information technology systems to manage and operate our business. We are also investing in new information technology systems that are designed to continue improving our operations. If these systems cease to function properly or if these systems do not provide the anticipated benefits, our ability to manage our operations could be impaired which could have a material adverse impact on our results of operations, financial condition, and cash flows.

Commodity shortages and price increases and higher energy prices could adversely affect our financial results.

We rely on suppliers to secure commodities, particularly steel and non-ferrous metals, required for the manufacture of our products. A disruption in deliveries from our suppliers or decreased availability of commodities could have an adverse effect on our ability to meet our commitments to customers or increase our operating costs. We believe that available sources of supply will generally be sufficient for our needs for the foreseeable future. Nonetheless, the unavailability of some commodities could have a material adverse impact on our results of operations and cash flows.

Volatility in the prices of these commodities could increase the costs of our products and services. We may not be able to pass on these costs to our customers and this could have a material adverse impact on our results of operations and cash flows. We do not currently hedge against this volatility. While we use fixed price contracts to mitigate this exposure, we expect any future hedging activity to seek to minimize near-term volatility of the commodity prices which would not protect us from long-term commodity price increases.

Additionally, we are exposed to large fluctuations in the price of petroleum-based fuel due to the instability of current market prices. Higher energy costs increase our operating costs and the cost of shipping our products, and supplying services, to customers around the world. Consequently, sharp price increases, the imposition of taxes or an interruption of supply, could cause us to lose the ability to effectively manage the risk of rising fuel prices and may have a material adverse impact on our results of operations and cash flows.

Our operational excellence efforts may not achieve the improvements we expect.

We utilize a number of tools, such as Lean Six Sigma, to improve operational efficiency and productivity. Implementation of new processes to our operations could cause disruptions and there is no assurance that all of our planned operational excellence projects will be fully implemented or, if implemented, will realize the expected improvements.

We may be required to recognize impairment charges for our goodwill and other indefinite-lived intangible assets.

At December 31, 2011, the net carrying value of our goodwill and other indefinite-lived intangible assets totaled $6.1 billion and $2.6 billion, respectively. In accordance with generally accepted accounting principles, we periodically assess these assets to determine if they are impaired. Significant negative industry or economic trends, disruptions to our business, unexpected significant changes or planned changes in use of the assets, divestitures and market capitalization declines may result in recognition of impairments to goodwill or other indefinite-lived assets. Any charges relating to such impairments could have a material adverse impact on our results of operations in the periods recognized.

Changes in weather patterns and seasonal fluctuations may adversely affect certain segments of the Company's business and impact overall results of operations.

Demand for certain segments of the Company's products and services is influenced by weather conditions. For instance, Trane's sales have historically tended to be seasonally higher in the second and third quarters of the year because, in the U.S. and other northern hemisphere markets, summer is the peak season for sales of air conditioning systems and services. Therefore, results of any quarterly period may not be indicative of expected results for a full year and unexpected cool trends or unseasonably warm trends during the summer season could negatively or positively affect certain segments of the Company's business and impact overall results of operations.

Continued weakness in the residential and commercial construction markets may adversely impact our results of operations and cash flow.

Certain of the Company's segments provide products and services to the residential and commercial construction markets. Weakness in these markets may negatively impact the demand for our products and services. Decrease in the demand for our products and services could have a material adverse impact on our results of operations and cash flow.

Our operations are subject to regulatory risks.

Our U.S. and non-U.S. operations are subject to a number of laws and regulations, including environmental and health and safety. We have made, and will be required to continue to make, significant expenditures to comply with these laws and regulations. Changes in current laws and regulations could require us to increase our compliance expenditures, cause us to significantly alter or discontinue offering existing products and services or cause us to develop new products and services. Altering current products and services or developing new products and services to comply with changes in the applicable laws and regulations could require significant research and development investments, increase the cost of providing the products and services and adversely affect the demand for our products and services. In addition, our failure to comply with applicable laws and regulations could lead to significant penalties, fines or other sanctions. If we are unable to effectively respond to changes to applicable laws and regulations or comply with existing and future laws and regulations, our competitive position, results of operations, financial condition and cash flows could be materially adversely impacted.

If the distribution of WABCO's shares by Trane on July 31, 2007 were to fail to qualify as tax-free for U.S. federal income tax purposes under Section 355 of the Internal Revenue Code (the "Code"), then Trane may be required to pay U.S. federal income taxes.

Trane received a private letter ruling from the Internal Revenue Service (IRS) substantially to the effect that the distribution of WABCO shares to its shareholders qualified as tax-free for U.S. federal income tax purposes under Section 355 of the Code. Trane also received an opinion of Skadden, Arps, Slate, Meagher & Flom, LLP, at the time of the distribution, as to the tax-free nature of the transaction. Moreover, in connection with our subsequent acquisition of Trane, we received an opinion of Simpson, Thacher & Bartlett LLP, substantially to the effect that the distribution should continue to qualify as tax-free to Trane, WABCO and Trane shareholders under Section 355 and related provisions of the Code. The ruling and opinions were based on, among other things, certain assumptions as well as on the accuracy of certain factual representations and statements made by the Company, WABCO and Trane. In rendering its ruling, the IRS also relied on certain covenants that Trane and WABCO entered into, including the adherence to certain restrictions on WABCO's and Trane's future actions.

Notwithstanding the private letter ruling or the opinions of counsel, there can be no assurance that the IRS will not later assert that the distribution should be treated as a taxable transaction. If the WABCO distribution is determined to be taxable, we would recognize a gain in an amount equal to the excess of (i) the fair market value of WABCO's common stock distributed to the Trane shareholders over (ii) Trane's tax basis in such common stock. We have a Tax Sharing Agreement with WABCO under which WABCO would be responsible for all taxes imposed on Trane as a result of the distribution except where taxes are imposed as a result of actions taken after the distribution by Trane or any of its subsidiaries or shareholders. If WABCO was unable to satisfy its obligations under the Tax Sharing Agreement or if Trane was unable to rely on the Tax Sharing Agreement for any reason, any potential liability arising from the distribution of WABCO's shares by Trane could have a material adverse impact on our financial condition, results of operations, and cash flows.

Risks Relating to Our Past Reorganizations

We effected a corporate reorganization in December 2001 to become a Bermuda company (the Bermuda Reorganization) and a subsequent corporate reorganization in July 2009 to become an Irish public limited company. These reorganizations exposed us and our shareholders to the risks described below. In addition, we cannot be assured that all of the anticipated benefits of the reorganizations will be realized.

Changes in tax laws, regulations or treaties, changes in our status under U.S. or non-U.S. tax laws or adverse determinations by taxing authorities could increase our tax burden or otherwise affect our financial condition or operating results, as well as subject our shareholders to additional taxes.

The realization of any tax benefit related to our reorganizations could be impacted by changes in tax laws, tax treaties or tax regulations or the interpretation or enforcement thereof by the U.S. tax authorities or non-U.S. tax authorities. From time to time, proposals have been made and/or legislation has been introduced to change the tax laws of various jurisdictions or limit tax treaty benefits that if enacted could materially increase our tax burden and/or effective tax rate and could have a material adverse impact on our financial condition and results of operations. For instance, recent U.S. legislative proposals would broaden the circumstances under which we would be considered a U.S. resident for U.S. tax purposes, which would significantly diminish the realization of any tax benefit related to our reorganizations. There are other recent U.S. legislative proposals that could modify or eliminate the tax deductibility of various currently deductible payments, which could materially and adversely affect our effective tax rate and cash tax position. Moreover, other U.S. legislative proposals could have a material adverse impact on us by overriding certain tax treaties and limiting the treaty benefits on certain payments by our U.S. subsidiaries to our non-U.S. affiliates, which could increase our tax liability. We cannot predict the outcome of any specific legislation in any jurisdiction.

While we monitor proposals that would materially impact our tax burden and/or effective tax rate and investigate our options, we could still be subject to increased taxation on a going forward basis no matter what action we undertake if certain legislative proposals are enacted, certain tax treaties are amended and/or our interpretation of applicable tax law is challenged and determined to be incorrect. In particular, any changes and/or differing interpretations of applicable tax law that have the effect of disregarding the Ireland Reorganization, limiting our ability to take advantage of tax treaties between jurisdictions, modifying or eliminating the deductibility of various currently deductible payments, or increasing the tax burden of operating or being resident in a particular country, could subject us to increased taxation.

While our U.S. operations are subject to U.S. tax, we believe that a significant portion of our non-U.S. operations are generally not subject to U.S. tax other than withholding taxes. The IRS or a court, however, may not concur with our conclusions including our determination that we, and a significant number of our foreign subsidiaries, are not currently controlled foreign corporations (CFC) within the meaning of the U.S. tax laws. A contrary determination, which could also arise through significant future acquisitions of our stock by U.S. persons, could also potentially cause U.S. holders (direct, indirect or constructive owners) of 10% or more of our stock (or the voting stock of our non-U.S. subsidiaries) to include in their gross income their pro rata share of certain of our and our non-U.S. subsidiary income for the period during which we (and our non-U.S. subsidiaries) were a CFC. In addition, gain (or a portion of such gain) realized on CFC shares sold by such shareholders may be treated as ordinary income depending on certain facts. Treatment of us or any of our non-U.S. subsidiaries as a CFC could have a material adverse impact on our results of operations, financial condition, and cash flows.

As described further in "Legal Proceedings", we have received several notices from the IRS containing proposed adjustments to our tax filings in connection with an audit of the 2001-2002 tax years. The IRS has not contested the validity of our reincorporation in Bermuda in any of these notices. We have and intend to continue to vigorously contest these proposed adjustments.

Although the outcome of this matter cannot be predicted with certainty, based upon an analysis of the merits of our position, we believe that we are adequately reserved for this matter and do not expect that the ultimate resolution will have a material adverse impact on our future results of operations, financial condition, or cash flows. As we move forward to resolve this matter with the IRS, the reserves established may be adjusted. Although we continue to contest the IRS's position, there can be no assurance that we will be successful. If the IRS's position with respect to 2002 is ultimately sustained it will have a material adverse impact on our future results of operations, financial condition and cash flows.

Although we expect them to do so, at this time the IRS has not yet proposed any similar adjustments for years subsequent to 2002 as the federal income tax audits for those years are still in process or have not yet begun. It is unclear how the IRS will apply their position to subsequent years or whether the IRS will take a similar position with respect to other intercompany debt instruments.

The inability to realize any anticipated tax benefits related to our reorganizations could have a material adverse impact on our results of operations, financial condition, and cash flows.

Legislative and regulatory action could materially and adversely affect us.

The U.S. federal government and various states and municipalities have enacted or may enact legislation intended to deny government contracts to U.S. companies that reincorporate outside of the U.S. or have reincorporated outside of the U.S.

For instance, the Homeland Security Act of 2002, as amended, includes a provision that prohibits "inverted domestic corporations" and their subsidiaries from entering into contracts with the Department of Homeland Security. In addition, the State of California adopted legislation intended to limit the eligibility of certain non-U.S. chartered companies to participate in certain state contracts. More recently, the 2008, 2009 and 2010 Consolidated Appropriations Acts prohibit any federal government agency from using funds appropriated by Congress for fiscal years 2008, 2009 and 2010 to pay an inverted domestic corporation or any of its subsidiaries for work performed or products provided under certain federal contracts ("Affected Contracts"). Although the amount of monies already paid to us or to be paid to us under the Affected Contracts is not material to the Company, we cannot provide any assurance that the impact of future actions taken by the government in this area will not be materially adverse to our operations.

In addition, there continues to be negative publicity regarding, and criticism of, companies that conduct business in the United States and in other countries but have changed their place of incorporation to another country.

Irish law differs from the laws in effect in the United States and may afford less protection to holders of our securities.

The United States currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As such, there is some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on U.S. federal or state civil liability laws, including the civil liability provisions of the U.S. federal or state securities laws, or hear actions against us or those persons based on those laws.

As an Irish company, we are governed by the Irish Companies Act, which differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions and shareholder lawsuits. Likewise, the duties of directors and officers of an Irish company generally are owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against directors or officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. Accordingly, holders of our securities may have more difficulty protecting their interests than would holders of securities of a corporation incorporated in a jurisdiction of the United States.

In addition, Irish law allows shareholders to authorize share capital which then can be issued by a board of directors without shareholder approval. Also, subject to specified exceptions, Irish law grants statutory pre-emptive rights to existing shareholders to subscribe for new issuances of shares for cash, but allows shareholders to authorize the waiver of the statutory pre-emptive rights with respect to any particular allotment of shares. These authorizations must be renewed by the shareholders every five years and we cannot guarantee that these authorizations will always be approved.

Dividends received by our shareholders may be subject to Irish dividend withholding tax.

In certain circumstances, we are required to deduct Irish dividend withholding tax (currently at the rate of 20%) from dividends paid to our shareholders. In the majority of cases, shareholders resident in the United States will not be subject to Irish withholding tax, and shareholders resident in a number of other countries will not be subject to Irish withholding tax provided that they complete certain Irish dividend withholding tax forms. However, some shareholders may be subject to withholding tax, which could have an adverse impact on the price of our shares.

Dividends received by our shareholders could be subject to Irish income tax.

Dividends paid in respect of our shares will generally not be subject to Irish income tax where the beneficial owner of these dividends is exempt from dividend withholding tax, unless the beneficial owner of the dividend has some connection with Ireland other than his or her shareholding in IR-Ireland.

Our shareholders who receive their dividends subject to Irish dividend withholding tax will generally have no further liability to Irish income tax on the dividends unless the beneficial owner of the dividend has some connection with Ireland other than his or her shareholding in IR-Ireland.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

As of December 31, 2011, we owned or leased a total of approximately 17 million square feet of space worldwide. Manufacturing and assembly operations are conducted in 72 plants across the world. We also maintain various warehouses, offices and repair centers throughout the world.

The majority of our plant facilities are owned by us with the remainder under long-term lease arrangements. We believe that our plants have been well maintained, are generally in good condition and are suitable for the conduct of our business.

The locations by segment of our principal plant facilities at December 31, 2011 were as follows:

Climate Solutions		
Americas	Europe, Middle East, Africa	Asia Pacific
Curitiba, Brazil	Kolin, Czech Republic	Wujiang, China
Arecibo, Puerto Rico	Charmes, France	Zhong Shan, China
Fort Smith, Arkansas	Golbey, France	Taicang, China
Pueblo, Colorado	Galway, Ireland	Penang, Malaysia
Lynn Haven, Florida	Barcelona, Spain	Samuthprakarn, Thailand
Louisville, Georgia		
Macon, Georgia		
Rushville, Indiana		
Lexington, Kentucky		
Minneapolis, Minnesota		
Hastings, Nebraska		
Charlotte, North Carolina		
Columbia, South Carolina		
Clarksville, Tennessee		
Waco, Texas		
La Crosse, Wisconsin		

Residential Solutions		
Americas	Europe, Middle East, Africa	Asia Pacific
Ensenada, Mexico		
Monterrey, Mexico		
Tecate, Mexico		
Tijuana, Mexico		
Fort Smith, Arkansas		
Vidalia, Georgia		
Trenton, New Jersey		
Tyler, Texas		
Caracas, Venezuela		

Industrial Technologies		
Americas	Europe, Middle East, Africa	Asia Pacific
Dorval, Canada	Unicov, Czech Republic	Changzhou, China
Augusta, Georgia	Douai, France	Guilin, China
Campbellsville, Kentucky	Wasquehal, France	Nanjing, China
Madison Heights, Michigan	Oberhausen, Germany	Shanghai, China
Mocksville, North Carolina	Fogliano Redipuglia, Italy	Ahmedabad, India
Southern Pines, North Carolina	Vignate, Italy	Ghaziabad, India
West Chester, Pennsylvania		
Seattle, Washington		

Security Technologies		
Americas	Europe, Middle East, Africa	Asia Pacific
Ensenada, Mexico	Feuquieres, France	Shanghai, China
Tecate, Mexico	Renchen, Germany	Auckland, New Zealand
Tijuana, Mexico	Faenza, Italy	
Security, Colorado	Monsampolo, Italy	
Princeton, Illinois	Duzce, Turkey	
Indianapolis, Indiana		
Cincinnati, Ohio		

Item 3. LEGAL PROCEEDINGS

In the normal course of business, we are involved in a variety of lawsuits, claims and legal proceedings, including commercial and contract disputes, employment matters, product liability claims, asbestos-related claims, environmental liabilities and intellectual property disputes. In our opinion, pending legal matters are not expected to have a material adverse impact on our results of operations, financial condition, liquidity or cash flows.

Tax Related Matters

On July 20, 2007, we received a notice from the Internal Revenue Service (IRS) containing proposed adjustments to our tax filings in connection with an audit of the 2001 and 2002 tax years. The IRS did not contest the validity of our reincorporation in Bermuda. The most significant adjustments proposed by the IRS involve treating the entire intercompany debt incurred in connection with our reincorporation in Bermuda as equity. As a result of this recharacterization, the IRS disallowed the deduction of interest paid on the debt and imposed dividend withholding taxes on the payments denominated as interest. The IRS also asserted an alternative argument to be applied if the intercompany debt is respected as debt. In that circumstance, the IRS proposed to ignore the entities that hold the debt and to which the interest was paid, and impose 30% withholding tax on a portion of the interest payments as if they were made directly to a company that was not eligible for reduced U.S. withholding tax under a U.S. income tax treaty. The IRS asserted under this alternative theory that we owe additional taxes with respect to 2002 of approximately $84 million plus interest. We strongly disagreed with the view of the IRS, and filed a protest with the IRS in the third quarter of 2007.

On January 12, 2010, we received an amended notice from the IRS eliminating its assertion that the intercompany debt incurred in connection with our reincorporation in Bermuda should be treated as equity. However, the IRS continues to assert the alternative position described above and proposes adjustments to our 2002 tax filings. If this alternative position is upheld, the Company would be required to record additional charges. In addition, the IRS provided notice on January 19, 2010, that it is assessing penalties of 30% on the asserted underpayment of tax described above.

We have and intend to continue to vigorously contest these proposed adjustments. We, in consultation with our outside advisors, carefully considered the form and substance of our intercompany financing arrangements, including the actions necessary to qualify for the benefits of the applicable U.S. income tax treaties. We believe that these financing arrangements are in accordance with the laws of the relevant jurisdictions including the U.S., that the entities involved should be respected and that the interest payments qualify for the U.S. income tax treaty benefits claimed.

Although the outcome of this matter cannot be predicted with certainty, based upon an analysis of the merits of our position, we believe that we are adequately reserved for this matter and do not expect that the ultimate resolution will have a material adverse impact on our future results of operations, financial condition, or cash flows. As we move forward to resolve this matter with the IRS, the reserves established may be adjusted. Although we continue to contest the IRS's position there can be no assurance that we will be successful. If the IRS's position with respect to 2002 is ultimately sustained it will have a material adverse impact on our future results of operations, financial condition, and cash flows.

Although we expect them to do so, at this time the IRS has not yet proposed any similar adjustments for years subsequent to 2002 as the federal income tax audits for those years are still in process or have not yet begun. It is unclear how the IRS will apply their position to subsequent years or whether the IRS will take a similar position with respect to other intercompany debt instruments.

For a further discussion of tax matters, see Note 16 to the Consolidated Financial Statements.

Asbestos-Related Matters

Certain wholly-owned subsidiaries of the Company are named as defendants in asbestos-related lawsuits in state and federal courts. In virtually all of the suits, a large number of other companies have also been named as defendants. The vast majority of those claims have been filed against either IR-New Jersey or Trane and generally allege injury caused by exposure to asbestos contained in certain historical products sold by IR-New Jersey or Trane, primarily pumps, boilers and railroad brake shoes. Neither IR-New Jersey nor Trane was a producer or manufacturer of asbestos, however, some formerly manufactured products utilized asbestos-containing components such as gaskets and packings purchased from third-party suppliers.

See also the discussion under Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, Environmental and Asbestos Matters and also Note 19 to the Consolidated Financial Statements.

Executive Officers of the Registrant

The following is a list of executive officers of the Company as of February 21, 2012.

Name and Age	Date of Service as an Executive Officer	Principal Occupation and Other Information for Past Five Years
Michael W. Lamach (48)	2/16/2004	Chairman of the Board (since June 2010) and Chief Executive Officer and President (since February 2010); President and Chief Operating Officer (2009-2010); Senior Vice President and President, Trane Commercial (2008-2009); Senior Vice President and President, Security Technologies (2004-2008)
Steven R. Shawley (59)	8/1/2005	Senior Vice President and Chief Financial Officer (since June 2008); Senior Vice President and President, Climate Control Technologies (2005-2008)
Marcia J. Avedon (50)	2/7/2007	Senior Vice President, Human Resources and Communications (since February 2007); Merck & Co., Inc. (a global healthcare company), Senior Vice President, Human Resources (2003-2006)
Paul A. Camuti (50)	8/1/2011	Senior Vice President, Innovation and Chief Technology Officer (since August 2011); President, Smart Grid Applications, Siemens Energy, Inc. (an energy technology subsidiary of Siemens Corporation) (2010 -2011); President, Research Division, Siemens Corporation (a diversified global technology company) (2009 - 2010); President and Chief Executive Officer, Siemens Corporate Research, Inc. (the research subsidiary of Siemens Corporation) (2005 - 2009)
John W. Conover IV (57)	7/1/2009	Senior Vice President and President, Security Technologies (since July 2009); President, Trane Commercial Systems, Americas (2005-2009)
Robert L. Katz (49)	11/1/2010	Senior Vice President and General Counsel (since November 2010); Federal- Mogul Corporation (a global automotive supplier), Senior Vice President, General Counsel and Corporate Secretary (2007-2010); Delphi Corporation, General Counsel - EMEA (1999-2006)
Gary S. Michel (49)	8/1/2011	Senior Vice President and President, Residential Solutions (since August 2011); President and Chief Executive Officer, Club Car (2007 - 2011); Executive Director, Corporate Development (2007)
Didier Teirlinck (55)	6/4/2008	Senior Vice President and President, Climate Solutions (since October 2009); President, Climate Control Technologies (since June 2008); President, Climate Control Europe (2005-2008)
Todd D. Wyman (44)	11/16/2009	Senior Vice President, Global Operations and Integrated Supply Chain: (since November 2009); GE Transportation (a unit of General Electric Company), Vice President, Global Supply Chain (2007-2009); GE Transportation, General Manager, Global Supply Chain (2003-2007)
Robert G. Zafari (53)	7/1/2010	Senior Vice President and President, Industrial Technologies (since July 2010); President, TCS and Climate Solutions EMEIA (2009-2010); President, Security Technologies ESA (2007-2008); President, Compact Vehicle Technologies ESA (2003-2006)
Richard J. Weller (55)	9/8/2008	Vice President and Controller (since September 2008); Vice President, Finance (2008); Vice President, Finance, Security Technologies Sector (2005-2008)

No family relationship exists between any of the above-listed executive officers of the Company. All officers are elected to hold office for one year or until their successors are elected and qualified.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Information regarding the principal market for our ordinary shares and related shareholder matters is as follows:

Our ordinary shares are traded on the New York Stock Exchange under the symbol IR. As of February 10, 2012, the approximate number of record holders of ordinary shares was 4,885. The high and low sales price per share and the dividend declared per share for the following periods were as follows:

	Ordinary shares		
2011	High	Low	Dividend
First quarter	$ 49.07	$ 43.97	$ 0.07
Second quarter	52.33	42.75	0.12
Third quarter	47.22	26.13	0.12
Fourth quarter *	34.18	26.48	0.28
2010	High	Low	Dividend
First quarter	$ 37.51	$ 31.26	$ 0.07
Second quarter	40.01	34.49	0.07
Third quarter	38.15	32.53	0.07
Fourth quarter	47.36	35.91	0.07

* In December 2011, we declared a dividend of $0.16 per ordinary share payable on March 30, 2012 to shareholders of record on March 12, 2012.

Future dividends on our ordinary shares, if any, will be at the discretion of our Board of Directors and will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that the Board of Directors may deem relevant, as well as our ability to pay dividends in compliance with the Irish Companies Act. Under the Irish Companies Act, dividends and distributions may only be made from distributable reserves. Distributable reserves, broadly, means the accumulated realized profits of IR-Ireland. In addition, no distribution or dividend may be made unless the net assets of IR-Ireland are equal to, or in excess of, the aggregate of IR-Ireland's called up share capital plus undistributable reserves and the distribution does not reduce IR-Ireland's net assets below such aggregate.

Information regarding equity compensation plans required to be disclosed pursuant to this Item is incorporated by reference from our definitive proxy statement for the Annual General Meeting of Shareholders.

Issuer Purchases of Equity Securities

The following table provides information with respect to purchases by the Company of its ordinary shares during the quarter ended December 31, 2011:

Period	Total number of shares purchased (000's) (a) (b)	Average price paid per share (a) (b)	Total number of shares purchased as part of program (000's) (a)	Approximate dollar value of shares still available to be purchased under the program ($000's)
October 1 - October 31	7,990.8	$ 28.88	7,990.5	$ 1,193,957
November 1 - November 30	6,853.7	31.19	6,853.6	980,174
December 1 - December 31	4,179.0	32.76	4,177.9	843,295
Total	19,023.5	$ 30.57	19,022.0	

(a) On April 7, 2011, we announced that our Board of Directors authorized the repurchase of up to $2.0 billion of our ordinary shares under a share repurchase program. Based on market conditions, share repurchases will be made from time to time in the open market and in privately negotiated transactions at the discretion of management. The repurchase program does not have a prescribed expiration date.

(b) We may also reacquire shares outside of the repurchase program from time to time in connection with the surrender of shares to cover taxes on vesting of share based awards. In October, November, and December 348, 64, and 1,082 shares, respectively, were reacquired in transactions outside the repurchase program.

Performance Graph

The following graph compares the cumulative total shareholder return on our ordinary shares with the cumulative total return on (i) the Standard & Poor's 500 Stock Index and (ii) the Standard & Poor's 500 Industrial Index for the five years ended December 31, 2011. The graph assumes an investment of $100 in our ordinary shares, the Standard & Poor's 500 Stock Index and the Standard & Poor's 500 Industrial Index on December 31, 2006 and assumes the reinvestment of dividends.


Ingersoll Rand
S&P 500
S&P 500 Industrials Index
$140
$120
$100
$80
$60
$40
$20
$0

	2006	2007	2008	2009	2010	2011
Ingersoll Rand	100	121	46	98	129	85
S&P 500	100	105	67	84	97	99
S&P 500 Industrials Index	100	112	67	81	103	103

Item 6. SELECTED FINANCIAL DATA

In millions, except per share amounts:

At and for the years ended December 31,	2011	2010	2009	2008	2007
Net revenues	$ 14,782.0	$ 14,001.1	$ 13,009.1	$ 12,927.9	$ 8,401.5
Net earnings (loss) attributable to Ingersoll-Rand plc ordinary shareholders:					
Continuing operations	400.0	759.7	488.1	(2,527.6)	756.5
Discontinued operations	(56.8)	(117.5)	(36.8)	(97.2)	3,210.2
Total assets	18,754.2	19,990.9	19,991.0	20,924.5	14,376.2
Total debt	3,642.6	3,683.9	4,096.6	5,124.1	1,453.7
Total Ingersoll-Rand plc shareholders' equity	6,924.3	7,964.3	7,071.8	6,661.4	7,907.9
Earnings (loss) per share attributable to Ingersoll-Rand plc ordinary shareholders:					
Basic:					
Continuing operations	$ 1.23	$ 2.34	$ 1.52	$ (8.41)	$ 2.60
Discontinued operations	(0.17)	(0.36)	(0.11)	(0.32)	11.04
Diluted:					
Continuing operations	$ 1.18	$ 2.24	$ 1.48	$ (8.41)	$ 2.56
Discontinued operations	(0.17)	(0.35)	(0.11)	(0.32)	10.87
Dividends declared per ordinary share	$ 0.59	$ 0.28	$ 0.50	$ 0.72	$ 0.72

1. 2009-2007 amounts have been restated to reflect the KOXKA and Energy Systems businesses as discontinued operations. 2010-2007 amounts have been restated to reflect the Integrated Systems and Services business as discontinued operations.
2. 2008 amounts include the results of Trane subsequent to the acquisition date (June 5, 2008 through December 31, 2008).
3. 2008 Earnings (loss) from continuing operations include an after-tax, non-cash asset impairment charge of $3.4 billion that was recognized in the fourth quarter.
4. 2011 amounts represent the operating results of Hussmann Business and Branches through their respective divestiture and transaction dates of September 30, 2011 and November 30, 2011, respectively.
5. 2011 Earnings (loss) from continuing operations include an after-tax loss on sale and impairment charges related to the Hussmann divestiture of $546 million.
6. 2011 Dividends declared per ordinary share includes a dividend of $0.16 per ordinary share, declared in December 2011, and payable on March 30, 2012 to shareholders of record on March 12, 2012.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause a difference include, but are not limited to, those discussed under Item 1A. Risk Factors in this Annual Report on Form 10-K. The following section is qualified in its entirety by the more detailed information, including our financial statements and the notes thereto, which appears elsewhere in this Annual Report.

Overview

Organization

We are a diversified, global company that provides products, services and solutions to enhance the quality and comfort of air in homes and buildings, transport and protect food and perishables, secure homes and commercial properties, and increase industrial productivity and efficiency. Our business segments consist of Climate Solutions, Residential Solutions, Industrial Technologies and Security Technologies, each with strong brands and leading positions within their respective markets. We generate revenue and cash primarily through the design, manufacture, sale and service of a diverse portfolio of industrial and commercial products that include well-recognized, premium brand names such as Club Car®, Ingersoll-Rand®, Schlage®, Thermo King® and Trane®.

To achieve our mission of becoming a world leader in creating safe, comfortable and efficient environments, as well as to become a more diversified company with strong growth and profitability prospects, we began transforming our enterprise portfolio in recent years by divesting cyclical, low-growth and asset-intensive businesses. In addition, our acquisition strategy has helped deliver more consistent revenue and earnings performance across all phases of the economic cycle. Aside from our portfolio transformation, we continue to focus on increasing our recurring revenue stream from parts, service, used equipment and rentals; and to continuously improve the efficiencies and capabilities of the products and services of our high-potential businesses. We also continue to focus on operational excellence strategies as a central theme to improving our Company.

On July 1, 2009, IR-Limited, a Bermuda company, completed a reorganization to change the jurisdiction of incorporation of our parent company from Bermuda to Ireland. As a result, IR-Ireland replaced IR-Limited as the ultimate parent company effective July 1, 2009. The Ireland Reorganization was accounted for as a reorganization of entities under common control and accordingly, did not result in any changes to the consolidated amounts of assets, liabilities and equity. In conjunction with the Ireland Reorganization, IR-Limited became a wholly-owned subsidiary of IR-Ireland and the Class A common shareholders of IR-Limited became ordinary shareholders of IR-Ireland. All references related to the Company prior to July 1, 2009 relate to IR-Limited.

The Ireland Reorganization did not have a material impact on our financial results. IR-Ireland continues to be subject to SEC reporting requirements and prepares financial statements in accordance with GAAP. Shares of IR-Ireland continue to trade on the New York Stock Exchange under the symbol "IR", the same symbol under which the IR-Limited Class A common shares previously traded.

Trends and Economic Events

We are a global corporation with worldwide operations. As a global business, our operations are affected by worldwide, regional and industry-specific economic factors, as well as political factors, wherever we operate or do business. Our geographic and industry diversity, as well as the diversity of our product sales and services, has helped mitigate the impact of any one industry or the economy of any single country on our consolidated operating results.

Given the broad range of products manufactured and geographic markets served, management uses a variety of factors to predict the outlook for the Company. We monitor key competitors and customers in order to gauge relative performance and the outlook for the future. In addition, our order rates are indicative of future revenue and thus a key measure of anticipated performance. In those industry segments where we are a capital equipment provider, revenues depend on the capital expenditure budgets and spending patterns of our customers, who may delay or accelerate purchases in reaction to changes in their businesses and in the economy.

Since the onset of the economic downturn in 2008, we have seen weaker demand for many of our products and services across each of our businesses. Current market conditions continue to impact our financial results. For example, depressed residential and consumer markets are impacting the operating results in our residential HVAC and golf equipment businesses. The residential HVAC business is also being impacted by a mix shift to units with a lower Seasonal Energy Efficiency Rating (SEER). Stagnant building activity is negatively impacting the results of our Security business. However, we have seen sustained recoveries in the worldwide industrial and refrigerated transport markets, global parts and service activity and across most of our businesses in

Asia. We believe the North American commercial HVAC market is also slowly recovering. As economic conditions continue to stabilize, we expect modest revenue growth along with the continued benefits of restructuring savings and productivity programs.

Despite the current market environment, we believe we have a solid foundation of global brands and leading market shares in all of our major product lines. Our growing geographic and industry diversity coupled with our large installed product base provides growth opportunities within our service, parts and replacement revenue streams. In addition, we are investing substantial resources to innovate and develop new products and services which we expect will drive our future growth.

Significant events in 2011

Dividend Increase and Share Repurchase Program

In April 2011, we increased our quarterly stock dividend from $0.07 to $0.12 per share beginning with our June 2011 payment. In addition, our Board of Directors authorized the repurchase of up to $2.0 billion of our ordinary shares under a new share repurchase program. On June 8, 2011, we commenced share repurchases under this program. During the year ended December 31, 2011, we repurchased 36.3 million shares for approximately $1.2 billion. These repurchases were accounted for as a reduction of Ordinary shares and Capital in excess of par value as they were canceled upon repurchase. In December 2011, we announced an increase in our quarterly stock dividend from $0.12 per share to $0.16 per share beginning with our March 2012 payment.

Discontinued Operations

On December 30, 2011, we completed the divestiture of our security installation and service business, which was sold under the Integrated Systems and Services brand in the United States and Canada, to Kratos Public Safety & Security Solutions, Inc. This business, which was previously reported as part of the Security Technologies segment, designs, installs and services security systems. As a result of the sale, we have reported this business as a discontinued operation for all periods presented. See "Divestitures and Discontinued Operations" within Management's Discussion and Analysis and also Note 17 to the Consolidated Financial Statements for a further discussion of our discontinued operations.

Divested Operations

On September 30, 2011, we completed a transaction to sell our Hussmann refrigerated display case business to a newly-formed affiliate (Hussmann Parent) of private equity firm Clayton Dubilier & Rice, LLC (CD&R). This transaction included the equipment business and certain of the service branches in the U.S. and Canada, and the equipment, service and installation businesses in Mexico, Chile, Australia, New Zealand, and Japan (Hussmann Business). The transaction allowed Hussmann Parent the option to acquire the remaining North American Hussmann service and installation branches (Hussmann Branches). Hussmann Parent completed the acquisition of the Hussmann Branches on November 30, 2011. The Hussmann Business and Branches, which were reported as part of the Climate Solutions segment through their respective transaction dates, manufacture, market, distribute, install, and service refrigerated display merchandising equipment, refrigeration systems, over the counter parts, and other commercial and industrial refrigeration applications.

The assets and liabilities related to the Hussmann Business and Branches are classified as held for sale for all historical periods presented. However, the business does not qualify for treatment as a discontinued operation as the final deal terms included, among other things, an ongoing equity ownership interest by us in Hussmann Parent which now owns the Hussmann Business and Branches. See "Divestitures and Discontinued Operations" within Management's Discussion and Analysis and also Note 17 to the Consolidated Financial Statements for a further discussion of our divested operations.

Venezuela Devaluation

During the fourth quarter of 2009, the blended Consumer Price Index/National Consumer Price Index of Venezuela reached a cumulative three-year inflation rate in excess of 100%. As a result, Venezuela was designated as highly inflationary effective January 1, 2010. Accordingly, the U.S. dollar was determined to be the functional currency of our Venezuelan subsidiaries and all foreign currency fluctuations during 2011 and 2010 have been recorded in Other, net.

At December 31, 2009, we remeasured our foreign currency receivables and payables associated with the Venezuelan Bolivar at the parallel rate of 6.0 Bolivars for each U.S. dollar. This was based on our inability to settle certain transactions through the official government channels in an expeditious manner. Previously, we remeasured all foreign currency transactions at the official rate of 2.15 Bolivars to the U.S. dollar. As a result, we recorded a $24 million charge in the fourth quarter of 2009 associated with the devaluation.

On May 17, 2010, the government of Venezuela effectively closed down the parallel market claiming it was a significant cause of inflation in Venezuela. On June 9, 2010, a new parallel market (SITME) opened under control of the Central Bank at which time the Company began utilizing it for currency exchange, subject to any limitations under local regulations. Effective August 2011, we began utilizing the official rate (now 4.29 Bolivars to the U.S. dollar) for re-measurement purposes due to our increased ability to settle transactions at that rate.

Significant events in 2010

Discontinued Operations

On December 30, 2010, we completed the divestiture of our gas microturbine generator business, which was sold under the Energy Systems brand, to Flex Energy, Inc. The business, which was previously reported as part of the Industrial Technologies segment, designs, manufactures, markets, distributes, and services gas powered microturbine generators which feature energy efficient design and low emissions technology. As a result of the sale, we have reported this business as a discontinued operation for all periods presented.

On October 4, 2010, we completed the divestiture of our European refrigerated display case business, which was sold under the KOXKA brand, to an affiliate of American Industrial Acquisition Corporation (AIAC Group). The business, which was previously reported as part of the Climate Solutions segment, designs, manufactures and markets commercial refrigeration equipment through sales branches and a network of distributors throughout Europe, Africa and the Middle East. As a result of the sale, we have reported this business as a discontinued operation for all periods presented.

See "Divestitures and Discontinued Operations" within Management's Discussion and Analysis and also Note 17 to the Consolidated Financial Statements for a further discussion of our discontinued operations.

Healthcare Reform

In March 2010, the Patient Protection and Affordable Care Act and the Healthcare and Education Reconciliation Bill of 2010 (collectively, the Healthcare Reform Legislation) were signed into law. As a result, effective 2013, the tax benefits available to us will be reduced to the extent our prescription drug expenses are reimbursed under the Medicare Part D retiree drug subsidy program. Although the provisions of the Healthcare Reform Legislation relating to the retiree drug subsidy program do not take effect until 2013, we are required to recognize the full accounting impact in our financial statements in the reporting period in which the Healthcare Reform Legislation is enacted. As retiree healthcare liabilities and related tax impacts are already reflected in our financial statements, the Healthcare Reform Legislation resulted in a non-cash charge to income tax expense in the first quarter of 2010 of $40.5 million.

Currently, our retiree medical plans receive the retiree drug subsidy under Medicare Part D. No later than 2014, a significant portion of the drug coverage will be moved to an Employer Group Waiver Plan while retaining the same benefit provisions. This change resulted in an actuarial gain which decreased our December 31, 2010 retiree medical plan liability, as well as the net actuarial losses in other comprehensive income by $41.1 million.

We will continue to monitor the Healthcare Reform Legislation to review provisions which could impact our accounting for retiree medical benefits in future periods. We may consider future plan amendments, which may have accounting implications as further regulations are promulgated and interpretations of the legislation become available. Additionally, we continue to monitor the individual market place for post-65 retiree medical coverage and will consider amendments to our health plans, which may have accounting implications on our plans.

The Healthcare Reform Legislation could also impact our accounting for income taxes in future periods. We will continue to assess the accounting implications of the Healthcare Reform Legislation.

Significant events in 2009

In the fourth quarter of 2009, we realigned our external reporting structure to more closely reflect our corporate and business strategies and to promote additional productivity and growth. Our segments are as follows: Climate Solutions, Residential Solutions, Industrial Technologies and Security Technologies. As part of the change, we eliminated the Air Conditioning Systems and Services segment which represented the acquired Trane business and created two new reportable segments, the Climate Solutions segment and the Residential Solutions segment.

During 2009, we completed a comprehensive financing program that significantly enhanced our liquidity and debt profile. Significant actions included the repayment of the outstanding balance of our senior unsecured bridge loan facility with the proceeds from the issuance of $1.0 billion of long-term debt (Senior Notes and Exchangeable Senior Notes) and the expansion of our Trane accounts receivable purchase program to encompass originators from all four of our business segments. In addition, we reduced our quarterly stock dividend from $0.18 per share to $0.07 per share, effective with our September 2009 payment. On February 17, 2010, we terminated the expanded accounts receivable purchase program prior to its expiration in March 2010.

In the fourth quarter of 2008, we initiated enterprise-wide restructuring actions in order to streamline both our manufacturing footprint and our general and administrative cost base. We incurred approximately $109.0 million of costs associated with this program during 2009. These combined restructuring actions generated approximately $155 million of annual pretax savings for 2010. We continue to invest in ongoing restructuring activities in an effort to increase efficiencies across all of our businesses.

Results of Operations - For the years ended December 31

Dollar amounts in millions, except per share data		2011	% of Revenues		2010	% of Revenues		2009	% of Revenues
Net revenues	$	14,782.0		$	14,001.1		$	13,009.1	
Cost of goods sold		(10,493.6)	71.0%		(10,059.9)	71.9%		(9,437.1)	72.5%
Selling and administrative expenses		(2,781.2)	18.8%		(2,679.8)	19.1%		(2,686.8)	20.7%
Loss on sale/asset impairment		(646.9)	4.4%		—			—	
Operating income		860.3	5.8%		1,261.4	9.0%		885.2	6.8%
Interest expense		(280.0)			(283.2)			(301.6)	
Other, net		33.0			32.5			10.7	
Earnings before income taxes		613.3			1,010.7			594.3	
Provision for income taxes		(187.2)			(228.1)			(81.5)	
Earnings from continuing operations		426.1			782.6			512.8	
Discontinued operations, net of tax		(56.8)			(117.5)			(36.6)	
Net earnings		369.3			665.1			476.2	
Less: Net earnings attributable to noncontrolling interests		(26.1)			(22.9)			(24.9)	
Net earnings attributable to Ingersoll-Rand plc	$	343.2		$	642.2		$	451.3	
Diluted net earnings (loss) per ordinary share attributable to Ingersoll-Rand plc ordinary shareholders:									
Continuing operations	$	1.18		$	2.24		$	1.48	
Discontinued operations		(0.17)			(0.35)			(0.11)	
Net earnings	$	1.01		$	1.89		$	1.37	

Net Revenues

Net revenues for the year ended December 31, 2011 increased by 5.6%, or $780.9 million, compared with the same period of 2010, which primarily resulted from the following:

Volume/product mix	2.7 %
Pricing	2.7 %
Currency exchange rates	1.6 %
Acquisitions/Divestitures	0.1 %
Hussmann *	(1.5)%
Total	5.6 %

* Represents the impact of a partial year of operations for the Hussmann Business and Branches in 2011.

The increase in revenues was primarily driven by higher volumes and product mix experienced within the Climate Solutions and Industrial Technologies business segments, as well as improved pricing and favorable foreign currency impacts across all segments.

Net revenues for the year ended December 31, 2010 increased by 7.6%, or $992.0 million, compared with the same period of 2009, which primarily resulted from the following:

Volume/product mix	7.5 %
Pricing	0.2 %
Currency exchange rates	0.3 %
Devaluation of Venezuelan Bolivar	(0.5)%
Acquisitions	0.1 %
Total	7.6 %

The increase in revenues was primarily driven by higher volumes experienced within the Climate Solutions, Residential Solutions, and Industrial Technologies business segments, as well as favorable foreign currency impacts. However, the devaluation of the Venezuelan Bolivar had a $70.0 million impact on reported revenues during 2010.

Operating Income/Margin

Operating margin for the year ended December 31, 2011 decreased to 5.8% from 9.0% for the same period in 2010. Included in Operating income for 2011 is a $646.9 million loss on sale/asset impairment charge related to the divestiture of Hussmann, which had a 4.4 point impact on 2011 operating margin. Excluding the loss on sale/asset impairment, operating margin increased by 1.2 points. The increase was primarily due to improved pricing across all sectors, the realization of benefits resulting from restructuring programs and productivity actions, and higher volumes. These improvements were partially offset by unfavorable revenue mix within our Residential Solutions and Security Technologies segments, as well as increased investment spending and increased material and other costs. Also included in Operating income for 2011 is a $23 million gain associated with the sale of assets from a restructured business in China. This gain had a 0.2 point impact on operating margin for 2011.

Operating margin for the year ended December 31, 2010 increased to 9.0% from 6.8% for the same period in 2009. The benefit of higher volumes, productivity actions and restructuring programs more than offset the negative effect of increased material costs. Also, included in Operating income was $45.3 million of charges associated with ongoing restructuring actions compared to $109.0 million recorded in 2009. These costs had a 0.3 point and 0.8 point impact on operating margin in 2010 and 2009, respectively.

Interest Expense

Interest expense for the year ended December 31, 2011 decreased by $3.2 million compared with the same period of 2010 as a result of lower average debt balances in 2011.

Interest expense for the year ended December 31, 2010 decreased $18.4 million compared with the same period of 2009 as a result of lower average debt balances in 2010.

Other, Net

The components of Other, net, for the year ended December 31 are as follows:

In millions	2011	2010	2009
Interest income	$ 25.9	$ 15.2	$ 12.6
Exchange gain (loss)	2.8	0.9	(36.2)
Earnings (loss) from equity investments	(3.5)	—	—
Other	7.8	16.4	34.3
Other, net	$ 33.0	$ 32.5	$ 10.7

For the year ended December 31, 2011, Other, net increased by $0.5 million compared with the same period of 2010. The increase in Other, net resulted from favorable currency impacts and increased interest income as a result of higher average cash balances during 2011. Included within Earnings (loss) from equity investments for 2011, subsequent to the Hussmann divestiture transaction dates, is a $3.5 million equity loss on the Hussmann equity investment.

For the year ended December 31, 2010, Other, net increased by $21.8 million compared with the same period of 2009. The increase was primarily driven by lower currency losses, which partially resulted from a $24 million charge recorded in 2009 associated with the devaluation of the Venezuelan Bolivar. The increase was partially offset by $25 million of income recorded in the fourth quarter of 2009 primarily related to a favorable settlement with an insurance carrier associated with a portion of our asbestos obligation. The settlement is included in Other in the table above.

We made a change in classification of certain earnings from equity investments deemed to be integral to our operations from Other, net to Cost of goods sold. This change in classification had a $9.8 million and $8.0 million impact, respectively, on the Consolidated Statement of Income for the years ended December 31, 2010 and 2009.

Provision for Income Taxes

The 2011 tax provision of $187.2 million included an $88.9 million Hussmann related tax benefit. For the year ended December 31, 2011, the effective tax rate, excluding the Hussmann Loss on sale/asset impairment and the Hussmann related tax benefit, was 21.9% compared to 22.6% in 2010. The 2011 tax rate was below the U.S. Statutory rate of 35.0% primarily due to earnings in non-U.S. jurisdictions, which, in aggregate, have a lower effective rate and net changes in our valuation allowances, partially offset by the accrual of a previously unrecorded future withholding tax liability and net increases in our liability for unrecognized tax benefits. Included in the 2010 effective rate was a $40.5 million non-cash charge to income tax expense related to the Healthcare Reform Legislation, partially offset by net changes in our valuation allowance.

For the year ended December 31, 2010, the effective tax rate was 22.6% compared to 13.7% in 2009. The 2010 tax rate was below the U.S. Statutory rate of 35.0% primarily due to earnings in non-U.S. jurisdictions, which, in aggregate, have a lower effective rate. The 8.9 point increase in the effective rate is primarily the result of a $40.5 million non-cash charge to income tax expense related to the Healthcare Reform Legislation as well as changes in geographical mix of earnings, offset by net changes in our valuation allowances.

Review of Business Segments

The segment discussions that follow describe the significant factors contributing to the changes in results for each segment included in continuing operations.

Segment operating income is the measure of profit and loss that our chief operating decision maker uses to evaluate the financial performance of the business and as the basis for performance reviews, compensation and resource allocation. For these reasons, we believe that Segment operating income represents the most relevant measure of segment profit and loss. Management may exclude certain charges or gains from Operating income to arrive at a Segment operating income that is a more meaningful measure of profit and loss upon which to base its operating decisions. We define Segment operating margin as Segment operating income as a percentage of Net revenues.

Climate Solutions

Our Climate Solutions segment delivers energy-efficient refrigeration and Heating, Ventilation and Air Conditioning (HVAC) throughout the world. Encompassing the transport markets as well as the commercial HVAC markets, this segment offers customers a broad range of products, services and solutions to manage controlled temperature environments. This segment includes the market-leading brands of Thermo King and Trane.

On September 30, 2011 and November 30, 2011, we completed transactions to sell the Hussmann Business and Branches, respectively, to a newly-formed affiliate (Hussmann Parent) of private equity firm Clayton Dubilier & Rice, LLC (CD&R). As part of the deal terms we have an ongoing equity interest in Hussmann Parent, therefore operating results continue to be recorded within Continuing Operations. However, subsequent to the respective transaction dates our earnings from this equity interest is not reported in Segment operating income. During the year ended December 31, 2011, we recorded a pre-tax loss on sale/asset impairment charge related to the Hussmann divestiture totaling $647 million. These charges have been excluded from Segment operating income within the Climate Solutions segment as management excludes these charges from Operating income when making operating decisions about the business. See "Divestitures and Discontinued Operations" within Management's Discussion and Analysis and also Note 17 to the Consolidated Financial Statements for a further discussion of our divested operations.

2011 Net revenues and Segment operating income for the Climate Solutions segment includes the operating results of the Hussmann Business and Branches for the nine months and eleven months, respectively, prior to the sale. The operating results for the Hussmann Business and Branches are included in Net revenues and Segment operating income for the Climate Solutions segment for the years ended December 31 as follows:

In millions	2011	2010	2009
Net revenues	$ 818.5	$ 1,106.1	$ 1,008.9
Segment operating income	$ 58.6	$ 84.4	$ 19.4

On October 4, 2010, we completed the divestiture of our European refrigerated display case business, which was sold under the KOXKA brand, to an affiliate of American Industrial Acquisition Corporation (AIAC Group). The business, which was previously reported as part of the Climate Solutions segment, designs, manufactures and markets commercial refrigeration equipment through sales branches and a network of distributors throughout Europe, Africa and the Middle East. Segment information has been revised to exclude the results of this business for all periods presented.

Segment results for the years ended December 31 were as follows:

Dollar amounts in millions	2011	% change	2010	% change	2009
Net revenues	$ 8,284.6	6.2%	$ 7,800.8	8.2%	$ 7,211.2
Segment operating income	824.6	37.8%	598.3	38.7%	431.3
Segment operating margin	10.0%		7.7%		6.0%

2011 vs 2010

Net revenues for the year ended December 31, 2011 increased by 6.2% or $483.8 million, compared with the same period of 2010, which primarily resulted from the following:

Volume/product mix	4.6 %
Pricing	2.3 %
Currency exchange rates	1.8 %
Acquisitions/Divestitures	0.1 %
Hussmann *	(2.6)%
Total	6.2 %

* Represents the impact of a partial year of operations for the Hussmann Business and Branches in 2011.

Trane commercial HVAC revenues reflect market recovery within our equipment, systems, parts, services and solutions markets. Trane commercial HVAC revenues increased in all major geographic regions, with strong year-over-year improvements in the Americas, Asia, and Europe. Net revenues in our transport businesses experienced growth in most geographic areas due to improved activity within the refrigerated trailer and truck markets. In addition, sea-going container revenues and worldwide bus revenues improved due to an increase in end-market activity.

Segment operating income for the year ended December 31, 2011 increased by 37.8%, or $226.3 million, compared with the same period of 2010. The increase, which improved Segment operating margin to 10.0% from 7.7%, was primarily related to improved pricing ($180 million), net productivity benefits ($122 million), and higher volumes and product mix ($90 million). However, the benefits resulting from these improvements were partially offset by increased material costs ($151 million), increased investment spending ($28 million) and the impacts of only a partial year of operations for the Hussmann Business and Branches in 2011 ($10 million). Included in Segment operating income for 2011 was a $23 million gain associated with the sale of assets from a restructured business in China. This gain had a 0.3 point impact on Segment operating margin.

2010 vs 2009

Net revenues for the year ended December 31, 2010 increased by 8.2% or $589.6 million, compared with the same period of 2009, which primarily resulted from the following:

Volume/product mix	7.5 %
Pricing	0.1 %
Currency exchange rates	0.7 %
Devaluation of the Venezuelan Bolivar	(0.3)%
Acquisitions	0.2 %
Total	8.2 %

Net revenues in our transport and stationary refrigeration businesses experienced strong improvements in all geographic areas due to the refrigerated trailer and truck markets. In addition, sea-going container revenues and worldwide bus revenues improved due to an increase in end-market activity. Worldwide display cases and contracting revenue also increased due to recovering supermarket capital expenditures. Trane commercial HVAC revenues improved slighly as a result of increased revenue for parts, services and solutions.

Segment operating income for the year ended December 31, 2010 increased by 38.7%, or $167.0 million, compared with the same period of 2009. The increase, which improved Segment operating margin to 7.7% from 6.0%, was primarily related to higher volumes and product mix ($178 million) and net productivity benefits ($115 million). However, the benefits resulting from these improvements were partially offset by increases in material costs ($101 million). Included in 2010 Segment operating income was $23.7 million of charges associated with ongoing restructuring actions, which had a 0.3 point impact on Segment operating margins. The comparable amount recorded in 2009 was $35.9 million, which had a 0.5 point impact on Segment operating margins.

Residential Solutions

Our Residential Solutions segment provides safety, comfort and efficiency to homeowners throughout North America and parts of South America. It offers customers a broad range of products, services and solutions including mechanical and electronic locks, energy-efficient HVAC systems, indoor air quality solutions, advanced controls, portable security systems and remote home management. This segment is comprised of well-known brands like American Standard, Schlage and Trane.

Segment results for the years ended December 31 were as follows:

Dollar amounts in millions	2011	% change	2010	% change	2009
Net revenues	$ 2,012.7	(5.1)%	$ 2,121.7	6.0%	$ 2,001.5
Segment operating income	62.1	(67.5)%	191.3	46.5%	130.6
Segment operating margin	3.1%		9.0%		6.5%

2011 vs. 2010
Net revenues for the year ended December 31, 2011 decreased by 5.1% or $109.0 million, compared with the same period of 2010, which primarily resulted from the following:

Volume/product mix	(10.5)%
Pricing	5.1 %
Currency exchange rates	0.3 %
Total	(5.1)%

Trane residential HVAC revenues were impacted by continued weakness in the U.S. new residential construction and replacement markets as well as a mix shift to lower SEER units. Residential security revenues increased as a result of improved sales to new builder markets and "big box" customers primarily during the fourth quarter.

Segment operating income for the year ended December 31, 2011 decreased by 67.5%, or $129.2 million, compared with the same period of 2010. The decrease, which lowered Segment operating margin to 3.1% from 9.0%, was primarily related to lower volumes and unfavorable product mix ($155 million), increased material costs ($82 million) and other inflation. However, these decreases were partially offset by improved pricing ($108 million).

2010 vs. 2009
Net revenues for the year ended December 31, 2010 increased by 6.0% or $120.2 million, compared with the same period of 2009, which primarily resulted from the following:

Volume/product mix	9.2 %
Pricing	(0.7)%
Devaluation of the Venezuelan Bolivar	(2.5)%
Total	6.0 %

Trane residential HVAC revenues were impacted by continued weakness in the U.S. new residential construction market. However, improved sales to the replacement market more than offset the effect of the new construction market. Excluding the impact of the devaluation of the Venezuelan Bolivar, revenues in the residential security business increased primarily as a result of improving remodeling markets and an increase in end-market activity in the U.S. new builder channel.

Segment operating income for the year ended December 31, 2010 increased by 46.5%, or $60.7 million, compared with the same period of 2009. The increase, which improved Segment operating margins to 9.0% from 6.5%, was primarily related to net productivity benefits ($68 million) and higher volumes and product mix ($43 million). However, the benefits resulting from these improvements were partially offset by increased material costs ($21 million) and unfavorable pricing ($15 million). In addition, the devaluation of the Venezuelan Bolivar negatively impacted year-over-year results by $18.0 million.

Industrial Technologies

Our Industrial Technologies segment provides products, services and solutions that enhance energy efficiency, productivity and operations. It offers our global customers a diverse and innovative range of products including compressed air systems, tools, pumps, fluid and material handling systems, as well as golf, utility, and rough terrain vehicles. It also includes a diverse range of service offerings including full coverage and preventative maintenance service contracts, service parts, installation, and remanufactured compressors and tools. This segment includes the Club Car, Ingersoll Rand, and ARO market-leading brands.

On December 30, 2010, we completed the divestiture of our gas microturbine generator business, which was sold under the Energy Systems brand, to Flex Energy, Inc. The business, which was previously reported as part of the Industrial Technologies segment, designs, manufactures, markets, distributes, and services gas powered microturbine generators which feature energy efficient design and low emissions technology. Segment information has been revised to exclude the results of this business for all periods presented.

Segment results for the years ended December 31 were as follows:

Dollar amounts in millions	2011	% change	2010	% change	2009
Net revenues	$ 2,852.9	14.8%	$ 2,485.2	14.5%	$ 2,170.0
Segment operating income	415.5	33.9%	310.4	73.9%	178.5
Segment operating margin	14.6%		12.5%		8.2%

2011 vs 2010

Net revenues for the year ended December 31, 2011 increased by 14.8% or $367.7 million, compared with the same period of 2010, which primarily resulted from the following:

Volume/product mix	10.3%
Pricing	2.7%
Currency exchange rates	1.8%
Total	14.8%

We experienced strong growth within our Air and Productivity business primarily due to increased volume in all major geographic regions. The revenue increase in the Americas was driven by improvements in our industrial and commercial markets for air compressors, tools, and fluid handling products. Club Car revenues also improved relative to the prior year primarily due to improved pricing.

Segment operating income increased by 33.9% or $105.1 million during 2011. The increase, which improved Segment operating margin to 14.6% from 12.5% was primarily related to improved pricing ($68 million), net productivity benefits ($64 million), and higher volumes and product mix ($60 million). However, these improvements were partially offset by increased material costs ($50 million) and increased investment spending ($15 million).

2010 vs 2009

Net revenues for the year ended December 31, 2010 increased by 14.5% or $315.2 million, compared with the same period of 2009, which primarily resulted from the following:

Volume/product mix	13.6 %
Pricing	1.1 %
Currency exchange rates	(0.2)%
Total	14.5 %

Air and Productivity revenues outside of the U.S. increased as improved aftermarket activity in Asia was partially offset by weaker markets in Europe. U.S. markets increased as the equipment market continues to improve. Club Car revenues increased as a result of improving golf markets.

Segment operating income increased by 73.9% or $131.9 million during 2010. The increase, which improved Segment operating margin to 12.5% from 8.2% was primarily related to higher volumes and product mix ($91 million), net productivity benefits ($58 million), and favorable pricing ($23 million). However, these improvements were partially offset by increased material costs ($22 million). Included in 2010 Segment operating income was $17.9 million of charges associated with ongoing restructuring actions, which had a 0.7 point impact on Segment operating margin. The comparable amount recorded in 2009 was $27.1 million, which had a 1.2 point impact on 2009 Segment operating margin.

Security Technologies

Our Security Technologies segment is a leading global provider of products and services that make environments safe, secure and productive. The segment's market-leading products include electronic and biometric access control systems and software, locks and locksets, door closers, exit devices, steel doors and frames, as well as time, attendance and personnel scheduling systems. These products serve a wide range of markets including the commercial construction market, healthcare, retail, and transport industries as well as educational and governmental facilities. This segment includes the CISA, LCN, Schlage and Von Duprin market-leading brands.

On December 30, 2011, we completed the divestiture of our security installation and service business, which was sold under the Integrated Systems and Services brand in the United States and Canada, to Kratos Public Safety & Security Solutions, Inc. This business, which was previously reported as part of the Security Technologies segment, designs, installs and services security systems. Segment information has been revised to exclude the results of this business for all periods presented.

Segment results for the years ended December 31 were as follows:

Dollar amounts in millions	2011	% change	2010	% change	2009
Net revenues	$ 1,631.8	2.4%	$ 1,593.4	(2.0)%	$ 1,626.4
Segment operating income	331.6	1.0%	328.3	(0.1)%	328.6
Segment operating margin	20.3%		20.6%		20.2%

2011 vs 2010

Net revenues for the year ended December 31, 2011 increased by 2.4% or $38.4 million, compared with the same period of 2010, which primarily resulted from the following:

Currency exchange rates	1.9 %
Pricing	1.7 %
Volume/product mix	(1.2)%
Total	2.4 %

The weakness in worldwide commercial building markets continues to impact segment revenues. However, our results reflect strong improvements in Asia, with slight improvements in North America and Europe.

Segment operating income for the year ended December 31, 2011 increased by 1.0% or $3.3 million, compared with the same period of 2010. Segment operating margin declined to 20.3% from 20.6%. The increase in Segment operating income was primarily related to improved pricing ($27 million), net productivity benefits ($24 million), and favorable currency impacts ($2 million). However, these improvements were partially offset by increased material costs ($22 million), unfavorable mix ($20 million), and increased investment spending.

2010 vs 2009

Net revenues for the year ended December 31, 2010 decreased by 2.0% or $33.0 million, compared with the same period of 2009, which primarily resulted from the following:

Volume/product mix	(2.4)%
Pricing	0.8 %
Currency exchange rates	(0.4)%
Total	(2.0)%

The decline in worldwide commercial building and remodeling markets continued to impact segment revenues, especially in the United States. Slight improvement in Europe and modest volume increases in Asia helped mitigate continued weakness in the United States.

Segment operating income for the year ended December 31, 2010 decreased by 0.1% or $0.3 million, compared with the same period of 2009. Segment operating margin improved to 20.6% from 20.2%. The segment's operating results benefitted from net productivity ($55 million) and a reduction in restructuring activities in 2010. Included in 2010 Segment operating income was $3.1 million of charges associated with ongoing restructuring actions, which had a 0.2 point impact on Segment operating margin. The comparable amount recorded in 2009 was $23.9 million, which had a 1.5 point impact on 2009 Segment operating margin. These improvements were offset by a reduction in volumes and product mix ($48 million) and increases in material costs ($14 million).

Divestitures and Discontinued Operations

Divested Operations

Hussmann Divestiture

On September 30, 2011, we completed a transaction to sell our Hussmann refrigerated display case business to a newly-formed affiliate (Hussmann Parent) of private equity firm Clayton Dubilier & Rice, LLC (CD&R). This transaction included the equipment business and certain of the service branches in the U.S. and Canada, and the equipment, service and installation businesses in Mexico, Chile, Australia, New Zealand, and Japan (Hussmann Business). The transaction allowed Hussmann Parent the option to acquire the remaining North American Hussmann service and installation branches (Hussmann Branches). Hussmann Parent completed the acquisition of the Hussmann Branches on November 30, 2011. The Hussmann Business and Branches, which are reported as part of the Climate Solutions segment, manufacture, market, distribute, install, and service refrigerated display merchandising equipment, refrigeration systems, over the counter parts, and other commercial and industrial refrigeration applications.

The Hussmann Business divestiture, which was originally announced on April 21, 2011 and anticipated to be a sale of 100% of our interest in the Hussmann Business, with no retained ongoing interest, met the criteria for classification as held for sale and for treatment as discontinued operations in accordance with GAAP during the first and second quarters of 2011. Therefore, we reported the Hussmann Business as a discontinued operation, classified the assets and liabilities as held for sale, and recognized $384 million of after-tax impairment losses in the first half of 2011 to write the net assets of the Hussmann Business down to their estimated fair value. We also recorded approximately $3 million of transaction costs during the first half of 2011 related to the sale. During the third quarter of 2011, we negotiated a transaction to sell the Hussmann Business and Branches to CD&R in exchange for $370 million in cash, subject to purchase price adjustments, and common stock of Hussmann Parent, such that following the sale, CD&R would own cumulative convertible participating preferred stock of Hussmann Parent, initially representing 60% of the outstanding capital stock (on an as-converted basis) of Hussmann Parent, and we would own all of the common stock, initially representing the remaining 40% of the outstanding capital stock (on an as-converted basis) of Hussmann Parent. The Hussmann Branches met the held for sale criteria outlined in GAAP. However, the Hussmann Business and Branches did not qualify for treatment as a discontinued operation as our equity interest in the Hussmann Parent represents significant continuing involvement. Therefore, the results of the Hussmann Business and Branches have been presented as continuing operations for all periods presented.

For the Hussmann divestiture, we received consideration of $438 million for the Hussmann Business and Branches, which included cash consideration, after purchase price adjustments, of $351 million as well as the equity interest valued at $87 million. Accordingly, we recorded a pre-tax loss on sale/asset impairment charge of $260 million ($162 million after-tax) during the second half of 2011, which reflected net assets of $576 million, an accumulated other comprehensive loss of $86 million, an estimated indemnification obligation assumed of $27 million, and transaction costs of $9 million.

Results for the Hussmann Business and Branches for the years ended December 31 are as follows:

In millions	**2011***	**2010**	**2009**
Net revenues	$ 818.5	$ 1,106.1	$ 1,008.9
Loss on sale/asset impairment	(646.9) **	—	—
Net earnings (loss) attributable to Ingersoll-Rand plc	(513.1)	55.7	13.1
Diluted earnings (loss) per share attributable to Ingersoll-Rand plc ordinary shareholders:	(1.51)	0.16	0.04

* Results represent the operating results of Hussmann Business and Branches through their respective divestiture transaction dates.

** Included in Loss on sale/asset impairment for the year ended December 31, 2011 are transaction costs of $12.2 million.

Our ownership interest in Hussmann Parent is reported using the equity method of accounting subsequent to September 30, 2011. Our equity investment in the Hussmann Parent is reported within Other noncurrent assets in the Consolidated Balance Sheet and the related equity earnings reported within Other, net in our Consolidated Statement of Income.

The components of Hussmann assets and liabilities recorded as held for sale on the Consolidated Balance Sheet at December 31, 2010 are as follows:

In millions		December 31, 2010
Assets		
Current assets	$	225.0
Property, plant and equipment, net		107.4
Goodwill		407.4
Intangible assets, net		389.5
Other assets and deferred income taxes		5.5
Assets held for sale	$	1,134.8
Liabilities		
Current liabilities	$	106.1
Noncurrent liabilities		61.0
Liabilities held for sale	$	167.1

Discontinued Operations

The components of discontinued operations for the years ended December 31 are as follows:

In millions		2011		2010		2009
Net revenues	$	72.2	$	143.6	$	186.1
Pre-tax earnings (loss) from operations		(69.0)		(173.4)		(95.6)
Pre-tax gain (loss) on sale		(57.7)		(5.4)		(28.6)
Tax benefit (expense)		69.9		61.3		87.6
Discontinued operations, net of tax	$	(56.8)	$	(117.5)	$	(36.6)

During 2009, we recorded a tax benefit of $22 million primarily associated with reducing our liability for unrecognized tax benefits, and a tax charge of $29 million associated with correcting immaterial accounting errors. See Note 16 to the Consolidated Financial Statements for a further description of these tax matters.

Discontinued operations by business for the years ended December 31 are as follows:

In millions		2011		2010		2009
Integrated Systems and Services, net of tax	$	(6.3)	$	(0.8)	$	(3.0)
Energy Systems, net of tax		0.2		(17.6)		(4.3)
KOXKA, net of tax		(3.3)		(54.0)		(17.7)
Other discontinued operations, net of tax		(47.4)		(45.1)		(11.6)
Discontinued operations, net of tax	$	(56.8)	$	(117.5)	$	(36.6)

Integrated Systems and Services Divestiture

On December 30, 2011, we completed the divestiture of our security installation and service business, which was sold under the Integrated Systems and Services brand in the United States and Canada, to Kratos Public Safety & Security Solutions, Inc. This business, which was previously reported as part of the Security Technologies segment, designs, installs and services security systems. We reported this business as a discontinued operation for all periods presented. We recorded a pre-tax loss on sale of $6.7 million ($5.0 million after-tax) within discontinued operations.

Net revenues and after-tax earnings of the Integrated Systems and Services business for the year ended December 31 were as follows:

In millions	2011	2010	2009
Net revenues	$ 72.2	$ 78.0	$ 92.7
After-tax earnings (loss) from operations	$ (1.3)	$ (0.8)	$ (3.0)
Gain (loss) on sale, net of tax	(5.0)	—	—
Discontinued operations, net of tax	$ (6.3)	$ (0.8)	$ (3.0)

The components of Integrated Systems and Services assets and liabilities recorded as held for sale on the Consolidated Balance Sheet at December 31, 2010 are as follows:

In millions	December 31, 2010
Assets	
Current assets	$ 25.3
Goodwill	2.5
Intangible assets, net	4.4
Assets held for sale	$ 32.2
Liabilities	
Current liabilities	$ 9.1
Liabilities held for sale	$ 9.1

Energy Systems Divestiture

On December 30, 2010, we completed the divestiture of our gas microturbine generator business, which was sold under the Energy Systems brand, to Flex Energy, Inc. The business, which was previously reported as part of the Industrial Technologies segment, designs, manufactures, markets, distributes, and services gas powered microturbine generators which feature energy efficient design and low emissions technology. During 2010, we recognized an $8.3 million after-tax impairment loss within discontinued operations related to the write-down of the net assets to their estimated fair value.

Net revenues and after-tax earnings of the Energy Systems business for the years ended December 31 were as follows:

In millions	2011	2010	2009
Net revenues	$ —	$ 8.9	$ 10.9
After-tax earnings (loss) from operations	$ (0.4)	$ (14.4) *	$ (4.3)
Gain (loss) on sale, net of tax	0.6	(3.2)	—
Discontinued operations, net of tax	$ 0.2	$ (17.6)	$ (4.3)

* Included in discontinued operations for Energy Systems in 2010 is an after-tax impairment loss of $8.3 million related to the initial write-down of the net assets to their estimated fair value.

KOXKA Divestiture

On October 4, 2010, we completed the divestiture of our European refrigerated display case business, which was sold under the KOXKA brand, to an affiliate of American Industrial Acquisition Corporation (AIAC Group). The business, which was previously reported as part of the Climate Solutions segment, designs, manufactures and markets commercial refrigeration equipment through sales branches and a network of distributors throughout Europe, Africa and the Middle East. During 2010, we recognized a $53.9 million after-tax impairment loss within discontinued operations related to the write-down of the net assets to their estimated fair value.

Net revenues and after-tax earnings of the KOXKA business for years ended December 31 were as follows:

In millions	2011	2010	2009
Net revenues	$ —	$ 56.7	$ 82.5
After-tax earnings (loss) from operations	$ (3.3)	$ (53.1) *	$ (17.7)
Gain (loss) on sale, net of tax	—	(0.9)	—
Discontinued operations, net of tax	$ (3.3)	$ (54.0)	$ (17.7)

* Included in discontinued operations for KOXKA for 2010 is an after-tax impairment loss of $53.9 million related to the write-down of the net assets to their estimated fair value. Also included in 2010 is a $12.2 million tax benefit resulting from a reduction in our deferred tax asset valuation allowance for net operating losses.

Other Discontinued Operations

The components of other discontinued operations for the years ended December 31 were as follows:

In millions	2011	2010	2009
Retained costs, net of tax	$ (31.8)	$ (45.0)	$ 12.4
Net gain (loss) on disposals, net of tax	(15.6)	(0.1)	(24.0)
Discontinued operations, net of tax	$ (47.4)	$ (45.1)	$ (11.6)

On November 30, 2007, we completed the sale of our Bobcat, Utility Equipment and Attachments businesses (collectively, Compact Equipment) to Doosan Infracore for gross proceeds of approximately $4.9 billion, subject to post-closing purchase price adjustments. Compact Equipment manufactured and sold compact equipment, including skid-steer loaders, compact track loaders, mini-excavators and telescopic tool handlers; portable air compressors, generators and light towers; general-purpose light construction equipment; and attachments. We are in dispute, and are continuing to pursue other claims against Doosan Infracore, regarding post closing matters. During the second quarter of 2011, we collected approximately $48.3 million of our outstanding receivable from Doosan Infracore related to certain purchase price adjustments.

Other discontinued operations, net of tax from previously sold businesses is mainly related to postretirement benefits, product liability and legal costs (mostly asbestos-related), costs related to settlement of a lawsuit and tax effects of post closing purchase price adjustments.

Liquidity and Capital Resources

We earn a significant amount of our operating income in jurisdictions where it is deemed to be permanently reinvested. Our most prominent jurisdiction of operation is the U.S. We currently do not intend nor foresee a need to repatriate funds to the U.S., and no provision for U.S. income taxes has been made with respect to such earnings. We expect existing cash and cash equivalents available to the U.S., the cash generated by our U.S. operations, our committed credit lines as well as our expected ability to access the capital markets will be sufficient to fund our U.S. operating and capital needs for at least the next twelve months and thereafter for the foreseeable future. In addition, we expect existing non-U.S. cash and cash equivalents and the cash generated by our non-U.S. operations to be sufficient to fund our non-U.S. operating and capital needs for at least the next twelve months and thereafter for the foreseeable future. Should we require more capital in the U.S. than is generated by our U.S. operations, and we determined that repatriation of non-U.S. cash is necessary; such amounts would be subject to U.S. federal income taxes.

In April 2011, we increased our quarterly stock dividend from $0.07 to $0.12 per share beginning with our June 2011 payment. In addition, our Board of Directors authorized the repurchase of up to $2.0 billion of our ordinary shares under a new share repurchase program. On June 8, 2011, we commenced share repurchases under this program. During the year ended December 31, 2011, we repurchased 36.3 million shares for approximately $1.2 billion. These repurchases were accounted for as a reduction of Ordinary shares and Capital in excess of par value as they were canceled upon repurchase. In December 2011, we announced an increase in our quarterly stock dividend from $0.12 per share to $0.16 per share beginning with our March 2012 payment.

Liquidity

The following table contains several key measures to gauge our financial condition and liquidity at the periods ended December 31:

In millions	2011	2010	2009
Cash and cash equivalents	$ 1,160.7	$ 1,014.3	$ 876.7
Short-term borrowings and current maturities of long-term debt	763.3	761.6	1,191.7
Long-term debt	2,879.3	2,922.3	2,904.9
Total debt	3,642.6	3,683.9	4,096.6
Total Ingersoll-Rand plc shareholders' equity	6,924.3	7,964.3	7,071.8
Total equity	7,012.4	8,059.1	7,175.7
Debt-to-total capital ratio	34.2%	31.3%	36.2%

Short-term borrowings and current maturities of long-term debt at December 31 consisted of the following:

In millions	2011	2010
Debentures with put feature	$ 343.6	$ 343.6
Exchangeable Senior Notes	341.2	328.3
Current maturities of long-term debt	12.5	13.3
Other short-term borrowings	66.0	76.4
Total	$ 763.3	$ 761.6

Commercial Paper Program

The maximum aggregate amount of unsecured commercial paper notes available to be issued, on a private placement basis, under the Commercial Paper Program is $2 billion as of December 31, 2011. Under the Commercial Paper Program, Ingersoll-Rand Global Holding Company Limited (IR-Global) may issue notes from time to time, and the proceeds of the financing will be used for general corporate purposes. Each of IR-Ireland, IR-Limited and Ingersoll-Rand International Holding Limited (IR-International) has provided an irrevocable and unconditional guarantee for the notes issued under the Commercial Paper Program. As of December 31, 2011 and 2010, we had no amounts outstanding.

Debentures with Put Feature

At December 31, 2011 and 2010, we had outstanding $343.6 million of fixed rate debentures, which only require early repayment at the option of the holder. These debentures contain a put feature that the holders may exercise on each anniversary of the issuance date. If exercised, we are obligated to repay in whole or in part, at the holder's option, the outstanding principal amount (plus accrued and unpaid interest) of the debentures held by the holder. If these options are not exercised, the final maturity dates would range between 2027 and 2028. In 2011, holders of these debentures chose not to exercise the put feature on outstanding debentures.

Based on our cash flow forecast, we believe we will have sufficient liquidity to repay any amounts redeemable as a result of these put features.

Exchangeable Senior Notes Due 2012

In April 2009, we issued $345 million of 4.5% Exchangeable Senior Notes (the Notes) through our wholly-owned subsidiary, IR-Global. The Notes are fully and unconditionally guaranteed by each of IR-Ireland, IR-Limited and IR-International. Interest on the Notes is paid twice a year in arrears. In addition, holders have the option to exchange their notes through their scheduled maturity in April 2012.

Upon any exchange, the Notes will be paid in cash up to the aggregate principal amount of the notes to be exchanged. The remainder due on the option feature, if any, may be paid in cash, IR-Ireland ordinary shares or a combination thereof at the option of the Company. On November 14, 2011 we elected, for all future exercises, to settle the remainder due on the option feature in whole shares of IR-Ireland with cash in lieu of any fractional shares. The Notes are subject to certain customary covenants, however, none of these covenants are considered restrictive to our operations.

We account for the Notes in accordance with GAAP, which required us to allocate the proceeds between debt and equity at the issuance date, in a manner that reflects our nonconvertible debt borrowing rate. We allocated approximately $305 million of the gross proceeds to debt, with the remaining discount of approximately $40 million (approximately $39 million after allocated fees) recorded within Equity. As of December 31, 2011, the Notes may be exchangeable at the holders' option through their scheduled maturity in April 2012. Therefore, the equity portion of the Notes is classified as Temporary equity to reflect the amount that could result in cash settlement at the balance sheet date. Additionally, we are amortizing the discount into Interest expense over a three-year period.

Senior Notes Due 2014

In April 2009, we issued $655 million of 9.5% Senior Notes through our wholly-owned subsidiary, IR-Global. The notes are fully and unconditionally guaranteed by each of IR-Ireland, IR-Limited and IR-International. Interest on the fixed rate notes will be paid twice a year in arrears. We have the option to redeem them in whole or in part at any time, and from time to time, prior to their stated maturity date at redemption prices set forth in the indenture agreement. The notes are subject to certain customary covenants, however, none of these covenants are considered restrictive to our operations.

Accounts Receivable Purchase Program

On March 31, 2009, we expanded our existing Trane accounts receivable purchase program to encompass originators from all four of our business segments. For the year ended December 31, 2009, we recorded a cash outflow of approximately $63 million within cash flow from operations, which represented the decrease in the net interests of the receivables sold to the conduits administered by unaffiliated financial institutions. On February 17, 2010, we terminated the expanded facility prior to its expiration in March 2010.

Other

In May 2010, we entered into a 3-year $1.0 billion Senior Unsecured Revolving Credit Facility. On May 20, 2011, we entered into a 4-year, $1.0 billion revolving credit facility through our wholly-owned subsidiary, IR-Global. This new facility replaced our pre-existing $1.0 billion, 3-year revolving credit facility that was scheduled to mature in June 2011. At December 31, 2011, our total committed revolving credit facilities was $2.0 billion, of which $1.0 billion expires in May 2013 and $1.0 billion expires in May 2015. Each of IR-Ireland, IR-Limited and IR-International has provided an irrevocable and unconditional guarantee for these credit facilities. These lines are unused and provide support for our commercial paper program as well as for other general corporate purposes.

Pension Plans

Our investment objective in managing defined benefit plan assets is to ensure that all present and future benefit obligations are met as they come due. We seek to achieve this goal while trying to mitigate volatility in plan funded status, contribution and expense by better matching the characteristics of the plan assets to that of the plan liabilities. Prior to 2011, we utilized asset/liability modeling studies as the basis for global asset allocation decisions. In 2011, we adopted a dynamic approach to asset allocation whereby a plan's allocation to fixed income assets increases progressively over time towards an ultimate target of 90% as a plan moves toward full funding. We monitor plan funded status and asset allocation regularly in addition to investment manager performance.

We monitor the impact of market conditions on our defined benefit plans on a regular basis. During 2011, none of our defined benefit pension plans have experienced a significant impact on their liquidity due to the volatility in the markets. For further details on pension plan activity, see Note 10 to the Consolidated Financial Statements.

Cash Flows

The following table reflects the major categories of cash flows for the years ended December 31, respectively. For additional details, please see the Consolidated Statements of Cash Flows in the Consolidated Financial Statements.

In millions	2011	2010	2009
Operating cash flow provided by (used in) continuing operations	$ 1,230.2	$ 756.4	$ 1,756.9
Investing cash flow provided by (used in) continuing operations	163.1	(179.0)	(183.1)
Financing cash flow provided by (used in) continuing operations	(1,246.4)	(403.7)	(1,208.1)

Operating Activities

Net cash provided by operating activities from continuing operations was $1,230.2 million for the year ended December 31, 2011 compared with $756.4 million in 2010. Operating cash flows for 2011 reflect improved earnings from continuing operations after consideration of the non-cash loss on sale/asset impairment charge related to the Hussmann divestiture. Operating cash flows for 2010 reflect discretionary cash contributions to our pension funds of $444 million ($359 million after tax benefit received).

Net cash provided by operating activities from continuing operations was $756.4 million for the year ended December 31, 2010 compared with $1,756.9 million in 2009. As a result of the severe economic downturn, positive operating cash flows for 2009 reflected decreased volume levels and our increased focus on working capital management, including improvements in accounts receivable collections and inventory management. While we continued to actively manage working capital in 2010, our operating cash flows reflected increased accounts receivable and inventory levels from 2009 as several of our end markets stabilized and we anticipated improvement in several of our key end markets during 2011. Additionally, during 2010 we made discretionary cash contributions to our pension funds of $444 million ($359 million after tax benefit received).

Investing Activities

Net cash provided by investing activities from continuing operations was $163.1 million for the year ended December 31, 2011 compared with net cash used in investing activities from continuing operations of $179.0 million in 2010. The change in investing activities is primarily attributable to net proceeds from the sale of the discontinued operations $356 million, as well as proceeds from the sale of assets from a restructured business in China. These proceeds were partially offset by an increase in capital expenditures during 2011.

Net cash used in investing activities from continuing operations was $179.0 million for the year ended December 31, 2010 compared with $183.1 million in 2009. The change in investing activities is primarily attributable to a reduction in capital expenditures during 2010.

Financing Activities

Net cash used in financing activities from continuing operations during the year ended December 31, 2011 was $1,246.4 million, compared with $403.7 million during 2010. The change in financing activities is primarily related to approximately $1.2 billion of share repurchases as well as increased dividend payments, partially offset by lower repayments of long term debt in 2011.

Net cash used in financing activities from continuing operations during the year ended December 31, 2010 was $403.7 million, compared with $1,208.1 million during 2009. The change in financing activities is primarily related to less debt repayments in 2010, additional stock options exercised and a reduction of the quarterly stock dividend.

Capital Resources

Based on historical performance and current expectations, we believe our cash and cash equivalents balance, the cash generated from our operations, our committed credit lines and our expected ability to access capital markets will satisfy our working capital needs, capital expenditures and other liquidity requirements associated with our operations for the foreseeable future.

Capital expenditures were $242.9 million, $179.5 million and $204.1 million for 2011, 2010 and 2009, respectively. Our investments continue to improve manufacturing productivity, reduce costs and provide environmental enhancements and advanced technologies for existing facilities. The capital expenditure program for 2012 is estimated to be approximately $250 million, including amounts approved in prior periods. Many of these projects are subject to review and cancellation at our option without incurring substantial charges.

For financial market risk impacting the Company, see Item 7A. Quantitative and Qualitative Disclosure About Market Risk.

Capitalization

In addition to cash on hand and operating cash flow, we maintain significant credit availability under our Commercial Paper Program. Our ability to borrow at a cost-effective rate under the Commercial Paper Program is contingent upon maintaining an investment-grade credit rating. As of December 31, 2011, our credit ratings were as follows:

	Short-term	Long-term
Moody's	P-2	Baa1
Standard and Poor's	A-2	BBB+

The credit ratings set forth above are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization. Each rating should be evaluated independently of any other rating.

In May 2010, we entered into a 3-year $1.0 billion Senior Unsecured Revolving Credit Facility. On May 20, 2011, we entered into a 4-year, $1.0 billion revolving credit facility through our wholly-owned subsidiary, IR-Global. This new facility replaced our pre-existing $1.0 billion, 3-year revolving credit facility that was scheduled to mature in June 2011. At December 31, 2011, our total committed revolving credit facilities was $2.0 billion, of which $1.0 billion expires in May 2013 and $1.0 billion expires in May 2015. Each of IR-Ireland, IR-Limited and IR-International has provided an irrevocable and unconditional guarantee for these credit facilities. These lines are unused and provide support for our commercial paper program as well as for other general corporate purposes.

In addition, other available non-U.S. lines of credit were $617.2 million, of which $447.9 million was unused at December 31, 2011. These lines provide support for bank guarantees, letters of credit and other general corporate purposes.

Our public debt does not contain financial covenants and our revolving credit lines have a debt-to-total capital covenant of 65%. As of December 31, 2011, our debt-to-total capital ratio was significantly beneath this limit.

Guarantees

Subsequent to the Ireland Reorganization, IR-Ireland and IR-Limited guarantee fully and unconditionally the outstanding public debt of IR-International, IR-Global and IR-New Jersey. Neither IR-Ireland nor IR-Limited has issued or intends to issue guarantees in respect of any public indebtedness incurred by Trane.

Contractual Obligations

The following table summarizes our contractual cash obligations by required payment periods, in millions:

	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Short-term debt	$ 66.0	$ —	$ —	$ —	$ 66.0
Long-term debt	700.6 *	1,270.2	517.7	1,092.8	3,581.3
Interest payments on long-term debt	231.3	363.4	209.6	1,067.5	1,871.8
Purchase obligations	901.3	1.9	—	—	903.2
Operating leases	123.5	181.5	99.1	64.9	469.0
Total contractual cash obligations	$ 2,022.7	$ 1,817.0	$ 826.4	$ 2,225.2	$ 6,891.3

* Includes $343.6 million of debt redeemable at the option of the holder. The scheduled maturities of these bonds range between 2027 and 2028. Also includes $345 million related to the Exchangeable Senior Notes due in 2012. See Note 8 to the Consolidated Financial Statements for additional information.

Future expected obligations under our pension and postretirement benefit plans, income taxes, environmental and asbestos-related matters have not been included in the contractual cash obligations table above.

Pensions

At December 31, 2011, we had net obligations of $740.7 million, which consist of noncurrent pension assets of $4.7 million and current and non-current pension benefit liabilities of $745.4 million. It is our objective to contribute to the pension plans to ensure adequate funds are available in the plans to make benefit payments to plan participants and beneficiaries when required. We currently project that we will contribute approximately $98.3 million to our plans worldwide in 2012. Because the timing and amounts of long-term funding requirements for pension obligations are uncertain, they have been excluded from the preceding table. See Note 10 to the Consolidated Financial Statements for additional information.

Postretirement Benefits Other than Pensions

At December 31, 2011, we had postretirement benefit obligations of $919.9 million. We fund postretirement benefit costs principally on a pay-as-you-go basis as medical costs are incurred by covered retiree populations. Benefit payments, which are net of expected plan participant contributions and Medicare Part D subsidy, are expected to be approximately $73.2 million in 2012. Because the timing and amounts of long-term funding requirements for postretirement obligations are uncertain, they have been excluded from the preceding table. See Note 10 to the Consolidated Financial Statements for additional information.

Income Taxes

At December 31, 2011, we have total unrecognized tax benefits for uncertain tax positions of $536.9 million and $108.3 million of related accrued interest and penalties, net of tax. The liability has been excluded from the preceding table as we are unable to reasonably estimate the amount and period in which these liabilities might be paid. See Note 16 to the Consolidated Financial Statements for additional information regarding matters relating to income taxes, including unrecognized tax benefits and Internal Revenue Service (IRS) tax disputes.

Environmental and Asbestos Matters

We are involved in various litigations, claims and administrative proceedings, including those related to environmental, asbestos-related, and product liability matters. We believe that these liabilities are subject to the uncertainties inherent in estimating future costs for contingent liabilities, and will likely be resolved over an extended period of time. Because the timing and amounts of potential future cash flows are uncertain, they have been excluded from the preceding table. See Note 19 to the Consolidated Financial Statements for additional information.

See Note 8 and Note 19 to the Consolidated Financial Statements for additional information on matters affecting our liquidity.

Critical Accounting Policies

Management's Discussion and Analysis of Financial Condition and Results of Operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in conformity with those accounting principles requires management to use judgment in making estimates and assumptions based on the relevant information available at the end of each period. These estimates and assumptions have a significant effect on reported amounts of assets and liabilities, revenue and expenses as well as the disclosure of contingent assets and liabilities because they result primarily from the need to make estimates and assumptions on matters that are inherently uncertain. Actual results may differ from estimates. The following is a summary of certain accounting estimates and assumptions made by management that we consider critical.

- Allowance for doubtful accounts – We have provided an allowance for doubtful accounts receivable which represents our best estimate of probable loss inherent in our accounts receivable portfolio. This estimate is based upon our policy, derived from our knowledge of our end markets, customer base and products.

- Goodwill and indefinite-lived intangible assets – We have significant goodwill and indefinite-lived intangible assets on our balance sheet related to acquisitions. Our goodwill and other indefinite-lived intangible assets are tested and reviewed annually during the fourth quarter for impairment or when there is a significant change in events or circumstances that indicate that the fair value of an asset is more likely than not less than the carrying amount of the asset.

  Recoverability of goodwill is measured at the reporting unit level and determined using a two step process. The first step compares the carrying amount of the reporting unit to its estimated fair value. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment test is not necessary. To the extent that the carrying value of the reporting unit exceeds its estimated fair value, a second step is performed, wherein the reporting unit's carrying value of goodwill is compared to the implied fair value of goodwill. To the extent that the carrying value exceeds the implied fair value, impairment exists and must be recognized.

  As quoted market prices are not available for our reporting units, the calculation of their estimated fair value in step one is based on two valuation techniques, a discounted cash flow model (income approach) and a market adjusted multiple of earnings and revenues (market approach), with each method being equally weighted in the calculation. In step 2, the implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. The estimated fair value of the reporting unit is allocated to all of the assets and liabilities of the reporting unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit, as determined in the first step of the goodwill impairment test, was the price paid to acquire that reporting unit.

  Recoverability of other intangible assets with indefinite useful lives is measured by a comparison of the carrying amount of the intangible assets to the estimated fair value of the respective intangible assets. Any excess of the carrying value over the estimated fair value is recognized as an impairment loss equal to that excess. The calculation of estimated fair value is determined on a relief from royalty methodology (income approach) which is based on the implied royalty paid, at an appropriate discount rate, to license the use of an asset rather than owning the asset. The present value of the after-tax cost savings (i.e. royalty relief) indicates the estimated fair value of the asset.

  The determination of the estimated fair value and the implied fair value of goodwill and other indefinite-lived intangible assets requires us to make assumptions about estimated cash flows, including profit margins, long-term forecasts, discount rates and terminal growth rates. We developed these assumptions based on the market and geographic risks unique to each reporting unit.

  2011 Impairment Test
  As a result of the planned divestiture of Hussmann, we were required to test Goodwill within the Climate Solutions segment for impairment in the first quarter of 2011, and no impairment charge was required. Based on year to date operational results, and management turnover within the Residential HVAC reporting unit, we updated our fair value assessment of the reporting unit in the third quarter of 2011 and noted that the fair value of the reporting unit continued to exceed its carrying amount.

  For our annual impairment testing performed during the fourth quarter of 2011, we determined that the fair value of the reporting units and indefinite-lived intangible assets exceeded their respective carrying values. The estimates of fair value are based on the best information available as of the date of the assessment, which primarily incorporates management assumptions about expected future cash flows.

Goodwill - Under the income approach, we assumed a forecasted cash flow period of five years with discount rates ranging from 12.0% to 17.0% and terminal growth rates ranging from 2.5% to 4.0%. Under the market approach, we used an adjusted multiple of earnings and revenues based on the market information of comparable companies. Additionally, we compared the estimated aggregate fair value of our reporting units to our overall market capitalization.

For all reporting units except two, the excess of the estimated fair value over carrying value (expressed as a percentage of carrying value) was a minimum of 15%. The two reporting units with a percentage of carrying value less than 15%, reported within the Residential Solutions and Security Technologies segments, exceeded their carrying value by 5.8% and 10.9%, respectively. These reporting units have goodwill of approximately $599 million and $198 million, respectively. A significant increase in the discount rate, decrease in the long-term growth rate, or substantial reductions in our end markets and volume assumptions could have a negative impact on the estimated fair value of these reporting units.

Other Indefinite-lived intangible assets - In testing our other indefinite-lived intangible assets for impairment, we assumed forecasted revenues for a period of five years with discount rates ranging from 12.5% to 14.5%, terminal growth rates ranging from 2.5% to 3.0%, and royalty rates ranging from 3.0% to 5.0%. The fair values of two of our tradenames exceeded their respective carrying amounts by less than 15%. The two tradenames, reported within the Climate Solutions and Residential Solutions segments, exceeded their carrying value by 7.3% and 11.6%. The carrying values of these tradenames are approximately $2,497 million and $105 million. A significant increase in the discount rate, decrease in the long-term growth rate, decrease in the royalty rate or substantial reductions in our end markets and volume assumptions could have a negative impact on their estimated fair values.

2010 Impairment Test

For our annual impairment testing performed during the fourth quarter of 2010, we determined that the fair value of the reporting units and indefinite-lived intangible assets exceeded their respective carrying values. The estimates of fair value are based on the best information available as of the date of the assessment, which primarily incorporates management assumptions about expected future cash flows.

Goodwill - Under the income approach, we assumed a forecasted cash flow period of five years with discount rates generally ranging from 11.5% to 18% and terminal growth rates generally ranging from 2.5% to 4%. Under the market approach, we used an adjusted multiple of earnings and revenues based on the market information of comparable companies. Additionally, we compared the estimated aggregate fair value of our reporting units to our overall market capitalization.

For all reporting units except three, the excess of the estimated fair value over carrying value (expressed as a percentage of carrying value) was a minimum of 15%. The three reporting units with a percentage of carrying value less than 15%, reported within the Climate Solutions segment, exceeded their carrying value by 4.4%, 9.4%, and 10.8%. These reporting units have goodwill of approximately $243 million, $1,075 million, and $561 million, respectively. A significant increase in the discount rate, decrease in the long-term growth rate, or substantial reductions in our end markets and volume assumptions could have a negative impact on the estimated fair value of these reporting units.

Other Indefinite-lived intangible assets - In testing our other indefinite-lived intangible assets for impairment, we assumed forecasted revenues for a period of five years with discount rates ranging from 12.0% to 14.0%, terminal growth rates ranging from 2.5% to 3.0%, and royalty rates ranging from 2.0% to 5.0%. The fair values of two of our tradenames exceeded their respective carrying amounts by less than 15%. The two tradenames, reported within the Climate Solutions, Residential Solutions and Security Technologies segments, exceeded their carrying value by 6.9% and 5.6%, respectively. The carrying values of these tradenames are approximately $2,497 million and $9 million. A significant increase in the discount rate, decrease in the long-term growth rate, decrease in the royalty rate or substantial reductions in our end markets and volume assumptions could have a negative impact on their estimated fair values.

- Long-lived assets and finite-lived intangibles – Long-lived assets and finite-lived intangibles are reviewed for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable. Assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows can be generated. Impairment in the carrying value of an asset would be recognized whenever anticipated future undiscounted cash flows from an asset are less than its carrying value. The impairment is measured as the amount by which the carrying value exceeds the fair value of the asset as determined by an estimate of discounted cash flows. We believe that our use of estimates and assumptions are reasonable and comply with generally accepted accounting principles. Changes in business conditions could potentially require future adjustments to these valuations.
- Loss contingencies – Liabilities are recorded for various contingencies arising in the normal course of business, including litigation and administrative proceedings, environmental and asbestos matters and product liability, product warranty, worker's compensation and other claims. We have recorded reserves in the financial statements related to these matters, which are developed using input derived from actuarial estimates and historical and anticipated experience data depending

on the nature of the reserve, and in certain instances with consultation of legal counsel, internal and external consultants and engineers. Subject to the uncertainties inherent in estimating future costs for these types of liabilities, we believe our estimated reserves are reasonable and do not believe the final determination of the liabilities with respect to these matters would have a material effect on our financial condition, results of operations, liquidity or cash flows for any year.

- Asbestos matters – Certain of our wholly-owned subsidiaries are named as defendants in asbestos-related lawsuits in state and federal courts. We record a liability for our actual and anticipated future claims as well as an asset for anticipated insurance settlements. Although we were neither a manufacturer nor producer of asbestos, some of our formerly manufactured components from third party suppliers utilized asbestos-related components. As a result, we record certain income and expenses associated with our asbestos liabilities and corresponding insurance recoveries within discontinued operations, net of tax, as they relate to previously divested businesses. Income and expenses associated with Trane's asbestos liabilities and corresponding insurance recoveries are recorded within continuing operations. Refer to Note 19 to the Consolidated Financial Statements for further details of asbestos-related matters.

- Revenue recognition – Revenue is recognized and earned when all of the following criteria are satisfied: (a) persuasive evidence of a sales arrangement exists; (b) price is fixed or determinable; (c) collectability is reasonably assured; and (d) delivery has occurred or service has been rendered. Delivery generally occurs when the title and the risks and rewards of ownership have substantially transferred to the customer. Revenue from maintenance contracts or extended warranties is recognized on a straight-line basis over the life of the contract, unless another method is more representative of the costs incurred. We enter into agreements that contain multiple elements, such as equipment, installation and service revenue. For multiple-element arrangements, the revenue relating to undelivered elements is deferred until delivery of the deferred elements. We recognize revenue for delivered elements when the delivered item has stand-alone value to the customer, customer acceptance has occurred, and there are only customary refund or return rights related to the delivered elements. Revenues from certain of our equipment and the related installation sold under construction-type contracts are recorded using the percentage-of-completion method in accordance with GAAP.

- Income taxes – Deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. We recognize future tax benefits, such as net operating losses and non-U.S. tax credits, to the extent that realizing these benefits is considered in our judgment to be more likely than not. We regularly review the recoverability of our deferred tax assets considering our historic profitability, projected future taxable income, timing of the reversals of existing temporary differences and the feasibility of our tax planning strategies. Where appropriate, we record a valuation allowance with respect to a future tax benefit.

  The provision for income taxes involves a significant amount of management judgment regarding interpretation of relevant facts and laws in the jurisdictions in which we operate. Future changes in applicable laws, projected levels of taxable income, and tax planning could change the effective tax rate and tax balances recorded by us. In addition, tax authorities periodically review income tax returns filed by us and can raise issues regarding our filing positions, timing and amount of income or deductions, and the allocation of income among the jurisdictions in which we operate. A significant period of time may elapse between the filing of an income tax return and the ultimate resolution of an issue raised by a revenue authority with respect to that return. We believe that we have adequately provided for any reasonably foreseeable resolution of these matters. We will adjust our estimate if significant events so dictate. To the extent that the ultimate results differ from our original or adjusted estimates, the effect will be recorded in the provision for income taxes in the period that the matter is finally resolved.

- Employee benefit plans – We provide a range of benefits to eligible employees and retired employees, including pensions, postretirement and postemployment benefits. Determining the cost associated with such benefits is dependent on various actuarial assumptions including discount rates, expected return on plan assets, compensation increases, employee mortality, turnover rates and healthcare cost trend rates. Actuarial valuations are performed to determine expense in accordance with GAAP. Actual results may differ from the actuarial assumptions and are generally accumulated and amortized into earnings over future periods. We review our actuarial assumptions at each measurement date and make modifications to the assumptions based on current rates and trends, if appropriate. The discount rate, the rate of compensation increase and the expected long-term rates of return on plan assets are determined as of each measurement date. A discount rate reflects a rate at which pension benefits could be effectively settled. Discount rates for all plans are established using hypothetical yield curves based on the yields of corporate bonds rated AA quality. Spot rates are developed from the yield curve and used to discount future benefit payments. Prior to 2010, for non-U.S. plans the discount rates were based upon a review of the current yields reported on AA corporate bonds or the yields of high-quality fixed-income investments available and expected to be available during the life of the plans. The rate of compensation increase is dependent on expected future compensation levels. The expected long-term rate of return on plan assets reflects the average rate of returns expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. The expected long-term rate of return on plan assets is based on what is achievable given the plan's investment policy, the types of assets held and the target asset allocation. The expected long-term rate of return is determined as of each measurement date. We believe that the assumptions utilized in recording our obligations under our plans are reasonable based on input from our actuaries, outside investment advisors and information as to assumptions used by plan sponsors.

Changes in any of the assumptions can have an impact on the net periodic pension cost or postretirement benefit cost. Estimated sensitivities to the expected 2012 net periodic pension cost of a 0.25% rate decline in the two basic assumptions are as follows: the decline in the discount rate would increase expense by approximately $10.5 million and the decline in the estimated return on assets would increase expense by approximately $7.6 million. A 0.25% rate decrease in the discount rate for postretirement benefits would increase expected 2012 net periodic postretirement benefit cost by $0.9 million and a 1.0% increase in the healthcare cost trend rate would increase the cost by approximately $1.8 million.

The preparation of financial statements includes the use of estimates and assumptions that affect a number of amounts included in our Consolidated Financial Statements. If actual amounts are ultimately different from previous estimates, the revisions are included in our results for the period in which the actual amounts become known. Historically, the aggregate differences, if any, between our estimates and actual amounts in any year have not had a material impact on the Consolidated Financial Statements.

Recently Adopted Accounting Pronouncements:

In October 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2009-13, "Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements, a consensus of the FASB Emerging Issues Task Force," which revised guidance within FASB Accounting Standards Codification (ASC) 605, "Revenue Recognition." These revisions include additional disclosures regarding multiple-deliverable revenue arrangements, such as any significant assumptions made and the effects of the relative selling price method on revenue recognition. The new disclosure requirements were effective for the Company as of January 1, 2011. The provisions of ASU 2009-13 did not have a material impact on our Consolidated Financial Statements and Notes.

In September 2011, the FASB issued ASU 2011-09, "Compensation - Retirement Benefits - Multiemployer Plans (Subtopic 715-80)." The revised guidance expands the required disclosures of employers on multiemployer pension plan participation, obligations, and funded status. The revised disclosure requirements are reflected in Note 10.

Recently Issued Accounting Pronouncements:

In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS)." ASU 2011-04 represents converged guidance between GAAP and IFRS resulting in common requirements for measuring fair value and for disclosing information about fair value measurements. This new guidance will be effective for fiscal years beginning after December 15, 2011 and subsequent interim periods. We are currently assessing the impact on our Consolidated Financial Statements.

In June 2011, the FASB issued ASU 2011-05, "Presentation of Comprehensive Income." ASU 2011-05 requires us to present components of other comprehensive income and of net income in one continuous statement of comprehensive income, or in two separate, but consecutive statements. The option to report other comprehensive income within the statement of equity has been removed. This new presentation of comprehensive income will be effective for fiscal years beginning after December 15, 2011 and subsequent interim periods.

In September 2011, the FASB issued ASU 2011-08, "Testing Goodwill for Impairment." This revised standard provides entities with the option to first use an assessment of qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If a conclusion is reached that reporting unit fair value is not more likely than not below carrying value, no further impairment testing is necessary. This revised guidance applies to fiscal years beginning after December 15, 2011, and the related interim and annual goodwill impairment tests. We do not believe it will have a material impact on our Consolidated Financial Statements.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to fluctuations in currency exchange rates, interest rates and commodity prices which could impact our results of operations and financial condition. To manage certain of those exposures, we use derivative instruments, primarily forward contracts. Derivative instruments utilized by us in our hedging activities are viewed as risk management tools, involve little complexity and are not used for trading or speculative purposes. To minimize the risk of counter party non-performance, derivative instrument agreements are made only through major financial institutions with significant experience in such derivative instruments.

Foreign Currency Exposures

We have operations throughout the world that manufacture and sell products in various international markets. As a result, we are exposed to movements in exchange rates of various currencies against the U.S. dollar as well as against other currencies throughout the world. We actively manage the currency exposures that are associated with purchases and sales and other assets and liabilities at the operating unit level. Exposures that cannot be naturally offset to an insignificant amount are hedged with foreign currency derivatives. We also have non-U.S. currency net asset exposures, which we currently do not hedge with a derivative instrument.

We evaluate our exposure to changes in currency exchange rates on our foreign currency derivatives using a sensitivity analysis. The sensitivity analysis is a measurement of the potential loss in fair value based on a percentage change in exchange rates. Based on the firmly committed currency derivative instruments in place at December 31, 2011, a hypothetical change in fair value of those derivative instruments assuming a 10% adverse change in exchange rates would result in an unrealized loss of approximately $110.9 million, as compared with $53.5 million at December 31, 2010. These amounts, when realized, would be offset by changes in the fair value of the underlying currency transactions.

Commodity Price Exposures

We are exposed to volatility in the prices of commodities used in some of our products and we use fixed price contracts to manage this exposure. We do not have committed commodity derivative instruments in place at December 31, 2011.

Interest Rate Exposure

Our debt portfolio mainly consists of fixed-rate instruments, and therefore any fluctuation in market interest rates would not have a material effect on our results of operations.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

(a) The following Consolidated Financial Statements and Financial Statement Schedules and the report thereon of PricewaterhouseCoopers LLP dated February 21, 2012, are presented following Item 15 of this Annual Report on Form 10-K.

Consolidated Financial Statements:
- Report of independent registered public accounting firm
- Consolidated statements of income for the years ended December 31, 2011, 2010 and 2009
- Consolidated balance sheets at December 31, 2011 and 2010
- For the years ended December 31, 2011, 2010 and 2009:
  - Consolidated statements of equity
  - Consolidated statements of cash flows
- Notes to Consolidated Financial Statements

Financial Statement Schedule:
- Schedule II – Valuation and Qualifying Accounts for the years ended December 31, 2011, 2010 and 2009:

(b) The unaudited selected quarterly financial data for the two years ended December 31, is as follows:

In millions, except per share amounts	2011			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$ 3,273.8	$ 4,091.4	$ 3,910.1	$ 3,506.7
Cost of goods sold	(2,368.6)	(2,862.9)	(2,756.2)	(2,505.9)
Operating income	41.9	298.7	180.5	339.2
Net earnings	(71.5)	99.3	93.5	248.0
Net earnings attributable to Ingersoll-Rand plc	(77.6)	92.3	86.2	242.2
Earnings per share attributable to Ingersoll-Rand plc ordinary shareholders:				
Basic	$ (0.2)	$ 0.28	$ 0.26	$ 0.79
Diluted	$ (0.2)	$ 0.26	$ 0.25	$ 0.76
	2010			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$ 2,915.4	$ 3,682.0	$ 3,710.6	$ 3,693.1
Cost of goods sold	(2,131.1)	(2,626.9)	(2,626.9)	(2,674.9)
Operating income	145.4	389.0	411.8	315.2
Net earnings	6.0	201.9	237.6	219.6
Net earnings attributable to Ingersoll-Rand plc	1.4	196.4	232.2	212.1
Earnings per share attributable to Ingersoll-Rand plc ordinary shareholders:				
Basic	$ —	$ 0.61	$ 0.72	$ 0.65
Diluted	$ —	$ 0.58	$ 0.68	$ 0.62

1. In the first, second, third and fourth quarters of 2011, Operating income includes a $186 million, $201 million, $265 million and ($5) million pre-tax charge (benefit), respectively, for Loss on sale/asset impairment related to the divestiture of the Hussmann Business and Branches.

2. In the first quarter of 2010, Net earnings includes a $40.5 million non-cash charge related to the enactment of the Patient Protection and Affordable Care Act.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's management, including its Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the Exchange Act)), as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded as of December 31, 2011, that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this Annual Report on Form 10-K has been recorded, processed, summarized and reported when required and the information is accumulated and communicated to the Company's management including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management has assessed the effectiveness of internal control over financial reporting as of December 31, 2011. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in *Internal Control – Integrated Framework*. Management concluded that based on its assessment, the Company's internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company's internal controls over financial reporting during the quarter ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. OTHER INFORMATION

None.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information regarding our executive officers is included in Part I under the caption "Executive Officers of Registrant."

The other information required by this item is incorporated herein by reference to the information contained under the headings "Item 1. Election of Directors", "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance" in our definitive proxy statement for the 2012 annual general meeting of shareholders ("2012 Proxy Statement").

Item 11. EXECUTIVE COMPENSATION

The other information required by this item is incorporated herein by reference to the information contained under the headings "Compensation Discussion and Analysis", "Executive Compensation" and "Compensation Committee Report" in our 2012 Proxy Statement.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The other information required by this item is incorporated herein by reference to the information contained under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" of our 2012 Proxy Statement.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The other information required by this item is incorporated herein by reference to the information contained under the headings "Corporate Governance" and "Certain Relationships and Related Person Transactions" of our 2012 Proxy Statement.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated herein by reference to the information contained under the caption "Fees of the Independent Auditors" in our 2012 Proxy Statement.

PART IV

Item 15. **EXHIBITS AND FINANCIAL STATEMENT SCHEDULES**

(a) 1. and 2. Financial statements and financial statement schedule
See Item 8.

3. Exhibits

The exhibits listed on the accompanying index to exhibits are filed as part of this Annual Report on Form 10-K.

INGERSOLL-RAND PLC
INDEX TO EXHIBITS
(Item 15(a))

Description

Pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"), Ingersoll-Rand plc (the "Company") has filed certain agreements as exhibits to this Annual Report on Form 10-K. These agreements may contain representations and warranties by the parties. These representations and warranties have been made solely for the benefit of the other party or parties to such agreements and (i) may have been qualified by disclosures made to such other party or parties, (ii) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments, which may not be fully reflected in our public disclosure, (iii) may reflect the allocation of risk among the parties to such agreements and (iv) may apply materiality standards different from what may be viewed as material to investors. Accordingly, these representations and warranties may not describe our actual state of affairs at the date hereof and should not be relied upon.

On July 1, 2009, Ingersoll-Rand Company Limited, a Bermuda company, completed a reorganization to change the jurisdiction of incorporation of the parent company from Bermuda to Ireland. As a result, Ingersoll-Rand plc replaced Ingersoll-Rand Company Limited as the ultimate parent company effective July 1, 2009. All references related to the Company prior to July 1, 2009 relate to Ingersoll-Rand Company Limited.

(a) Exhibits

Exhibit No.	Description	Method of Filing
2.1	Asset and Stock Purchase Agreement, dated as of July 29, 2007, among Ingersoll-Rand Company Limited, on behalf of itself and certain of its subsidiaries, and Doosan Infracore Co., Ltd. and Doosan Engine Co., Ltd., on behalf of themselves and certain of their subsidiaries	Incorporated by reference to Exhibit 2.1 to the Company's Form 8-K (File No. 001-16831) filed with the SEC on July 31, 2007.
2.2	Separation and Distribution Agreement, dated as of July 16, 2007, by and between Trane Inc. (formerly American Standard Companies Inc.) and WABCO Holdings Inc.	Incorporated by reference to Exhibit 2.1 to Trane Inc.'s Form 8-K (File No. 001-11415) filed with the SEC on July 20, 2007.
3.1	Memorandum of Association of Ingersoll-Rand plc	Incorporated by reference to Exhibit 3.1 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.
3.2	Articles of Association of Ingersoll-Rand plc	Incorporated by reference to Exhibit 3.2 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.
3.3	Certificate of Incorporation of Ingersoll-Rand plc	Incorporated by reference to Exhibit 3.3 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.
	The Company and its subsidiaries are parties to several long-term debt instruments under which, in each case, the total amount of securities authorized does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis.	Pursuant to paragraph 4 (iii)(A) of Item 601 (b) of Regulation S-K, the Company agrees to furnish a copy of such instruments to the Securities and Exchange Commission upon request.

Exhibit No.	Description	Method of Filing
4.1	Indenture, dated as of August 12, 2008, among the Company, Ingersoll-Rand Global Holding Company Limited and Wells Fargo Bank, N.A., as Trustee (replacing the Indenture originally filed as Exhibit 4.1 to the Company's Form 10-Q (File No. 001-16831) for the period ended September 30, 2008 as filed with the SEC on 11/07/2008)	Incorporated by reference to Exhibit 4.4 to the Company's Form 10-K for the fiscal year ended 2008 (File No. 001-16831) filed with the SEC on March 2, 2009.
4.2	First Supplemental Indenture, dated as of August 15, 2008, among the Company, Ingersoll-Rand Global Holding Company Limited and Wells Fargo Bank, N.A., as trustee, to that certain Indenture, dated as of August 12, 2008, among the Company, Ingersoll-Rand Global Holding Company Limited and Wells Fargo Bank, N.A., as trustee	Incorporated by reference to Exhibit 1.1 to the Company's Form 8-K (File No. 001-16831) filed with the SEC on August 18, 2008.
4.3	Second Supplemental Indenture, dated as of April 3, 2009, among the Company, Ingersoll-Rand Global Holding Company Limited and Wells Fargo Bank, N.A., as trustee, to that certain Indenture, dated as of August 12, 2008, among the Company, Ingersoll-Rand Global Holding Company Limited and Wells Fargo Bank, N.A., as trustee	Incorporated by reference to Exhibit 4.1 to the Company's Form 8-K (File No. 001-16831) filed with the SEC on April 6, 2009.
4.4	Third Supplemental Indenture, dated as of April 6, 2009, among the Company, Ingersoll-Rand Global Holding Company Limited and Wells Fargo Bank, N.A., as trustee, to that certain Indenture, dated as of August 12, 2008, among the Company, Ingersoll-Rand Global Holding Company Limited and Wells Fargo Bank, N.A., as trustee	Incorporated by reference to Exhibit 4.2 to the Company's Form 8-K (File No. 001-16831) filed with the SEC on April 6, 2009.
4.5	Fourth Supplemental Indenture, dated as of June 29, 2009, among Ingersoll-Rand Global Holding Company Limited, a Bermuda exempted company, Ingersoll-Rand Company Limited, a Bermuda exempted company, Ingersoll-Rand International Holding Limited, a Bermuda exempted company, Ingersoll-Rand plc, an Irish public limited company, and Wells Fargo Bank, N.A., as Trustee, to the Indenture dated as of August 12, 2008	Incorporated by reference to Exhibit 4.1 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.

Exhibit No.	Description	Method of Filing
4.6	Fifth Supplemental Indenture, dated as of June 29, 2009, among Ingersoll-Rand Company, a New Jersey corporation, Ingersoll-Rand plc, an Irish public limited company, Ingersoll-Rand International Holding Limited, a Bermuda exempted company, and The Bank of New York Mellon, as Trustee, to the Indenture dated as of August 1, 1986	Incorporated by reference to Exhibit 4.3 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.
4.7	Indenture, dated as of May 24. 2005, among Ingersoll-Rand Company Limited, Ingersoll-Rand Company and Wells Fargo Bank, N.A., as trustee	Incorporated by reference to Exhibit 10.2 to the Company's 8-K (File No. 001-16831) filed with the SEC on May 27, 2005.
4.8	First Supplemental Indenture, dated as of June 29, 2009, among Ingersoll-Rand Company Limited, a Bermuda exempted company, Ingersoll-Rand Company, a New Jersey corporation, Ingersoll-Rand International Holding Limited, a Bermuda exempted company, Ingersoll-Rand plc, an Irish public limited company, and Wells Fargo Bank, N.A., as Trustee, to the Indenture dated as of May 24, 2005	Incorporated by reference to Exhibit 4.2 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.
4.9	Indenture, dated as of April 1, 2005, among the American Standard Inc., Trane Inc. (formerly American Standard Companies Inc.), American Standard International Inc. and The Bank of New York Trust Company, N.A., as trustee	Incorporated by reference to Exhibit 4.1 to Trane, Inc.'s 8-K (File No. 001-11415) filed with the SEC on April 1, 2005.
4.10	Form of Ordinary Share Certificate of Ingersoll-Rand plc	Incorporated by reference to Exhibit 4.6 to the Company's Form S-3 (File No. 333-161334) filed with the SEC on August 13, 2009.
10.1	Form of IR Stock Option Grant Agreement (February 2012)	Filed herewith.
10.2	Form of IR Restricted Stock Unit Grant Agreement (February 2012)	Filed herewith.
10.3	Form of IR Performance Stock Unit Grant Agreement (February 2012)	Filed herewith.

Exhibit No.	Description	Method of Filing
10.4	Credit Agreement dated as of May 26, 2010 among the Company, Ingersoll-Rand Global Holding Company Limited, Ingersoll-Rand Company Limited, Ingersoll-Rand International Holding Limited, J.P. Morgan Chase Bank, N.A., as Administrative Agent, Citibank, N.A., as Syndication Agent, Bank of America, N.A., BNP Paribas, Deutsche Bank Securities Inc., Goldman Sachs Bank US and Morgan Stanley MUFG Loan Partners, LLC, as Documentation Agents, and J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., as joint lead arrangers and joint bookrunners; and certain lending institutions from time to time parties thereto	Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on June 2, 2010.
10.5	Credit Agreement dated as of May 20, 2011 among the Company; Ingersoll-Rand Global Holding Company Limited; J.P. Morgan Chase Bank, N.A., as Administrative Agent, Citibank, N.A., as Syndication Agent, Bank of America, N.A., BNP Paribas, Deutsche Bank Securities Inc., Goldman Sachs Bank USA and Morgan Stanley MUFG Loan Parties, LLC , as Documentation Agents, and J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., as joint lead arrangers and joint bookrunners; and certain lending institutions from time to time parties thereto	Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on May 24, 2010.
10.6	Issuing and Paying Agency Agreement by and among Ingersoll-Rand Global Holding Company Limited, Ingersoll-Rand plc, Ingersoll-Rand Company Limited, Ingersoll-Rand International Holding Limited and JPMorgan Chase Bank, National Association, dated as of July 1, 2009	Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 6, 2009.
10.7	Amended and Restated Commercial Paper Dealer Agreement among Ingersoll-Rand Global Holding Company Limited, Ingersoll-Rand Company Limited, Ingersoll-Rand plc, Ingersoll-Rand International Holding Limited and J.P. Morgan Securities Inc., dated as of July 1, 2009	Incorporated by reference to Exhibit 10.2 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 6, 2009.

Exhibit No.	Description	Method of Filing
10.8	Amended and Restated Commercial Paper Dealer Agreement among Ingersoll-Rand Global Holding Company Limited, Ingersoll-Rand Company Limited, Ingersoll-Rand plc, Ingersoll-Rand International Holding Limited and Banc of America Securities LLC, dated as of July 1, 2009	Incorporated by reference to Exhibit 10.3 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 6, 2009.
10.9	Amended and Restated Commercial Paper Dealer Agreement among Ingersoll-Rand Global Holding Company Limited, Ingersoll-Rand Company Limited, Ingersoll-Rand plc, Ingersoll-Rand International Holding Limited and Citigroup Global Markets Inc., dated as of July 1, 2009	Incorporated by reference to Exhibit 10.4 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 6, 2009.
10.10	Amended and Restated Commercial Paper Dealer Agreement among Ingersoll-Rand Global Holding Company Limited, Ingersoll-Rand Company Limited, Ingersoll-Rand plc, Ingersoll-Rand International Holding Limited and Deutsche Bank Securities Inc., dated as of July 1, 2009	Incorporated by reference to Exhibit 10.5 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 6, 2009.
10.11	Deed Poll Indemnity of Ingersoll-Rand plc, an Irish public limited company, as to the directors, secretary and officers and senior executives of Ingersoll-Rand plc and the directors and officers of Ingersoll-Rand plc's subsidiaries	Incorporated by reference to Exhibit 10.5 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.
10.12	Deed Poll Indemnity of Ingersoll-Rand Company Limited, a Bermuda company, as to the directors, secretary and officers and senior executives of Ingersoll-Rand plc and the directors and officers of Ingersoll-Rand plc's subsidiaries	Incorporated by reference to Exhibit 10.6 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.
10.13	Tax Sharing Agreement, dated as of July 16, 2007, by and among American Standard Companies Inc. and certain of its subsidiaries and WABCO Holdings Inc. and certain of its subsidiaries	Incorporated by reference to Exhibit 10.1 to Trane Inc.'s Form 8-K (File No. 001-11415) filed with the SEC on July 20, 2007.
10.14	Ingersoll-Rand plc Incentive Stock Plan of 2007 (amended and restated as of December 1, 2010)	Incorporated by reference to Exhibit 10.18 to the Company's Form 10-K for the fiscal year ended 2010 (File No. 001-34400) filed with the SEC on February 22, 2011.
10.15	Ingersoll-Rand plc Incentive Stock Plan of 1998 (amended and restated as of July 1, 2009)	Incorporated by reference to Exhibit 10.8 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.

Exhibit No.	Description	Method of Filing
10.16	Ingersoll-Rand Company Incentive Stock Plan of 1995 (amended and restated effective July 1, 2009)	Incorporated by reference to Exhibit 10.7 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.
10.17	IR Executive Deferred Compensation Plan (as amended and restated effective July 1, 2009)	Incorporated by reference to Exhibit 10.9 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.
10.18	IR Executive Deferred Compensation Plan II (as amended and restated effective July 1, 2009)	Incorporated by reference to Exhibit 10.10 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.
10.19	First Amendment to IR Executive Deferred Compensation Plan II (dated December 22, 2009)	Filed herewith.
10.20	Second Amendment to IR Executive Deferred Compensation Plan II (dated December 23, 2010)	Filed herewith.
10.21	IR-plc Director Deferred Compensation and Stock Award Plan (as amended and restated effective July 1, 2009)	Incorporated by reference to Exhibit 10.11 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.
10.22	IR-plc Director Deferred Compensation and Stock Award Plan II (as amended and restated effective July 1, 2009)	Incorporated by reference to Exhibit 10.12 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.
10.23	Ingersoll-Rand Company Supplemental Employee Savings Plan (amended and restated effective July 1, 2009)	Incorporated by reference to Exhibit 10.13 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.
10.24	Ingersoll-Rand Company Supplemental Employee Savings Plan II (effective January 1, 2005 and amended and restated through July 1, 2009)	Incorporated by reference to Exhibit 10.14 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.
10.25	First Amendment to Ingersoll-Rand Company Supplemental Employee Savings Plan II (dated January 1, 2010)	Filed herewith.
10.26	Second Amendment to Ingersoll-Rand Company Supplemental Employee Savings Plan II (dated December 23, 2010)	Filed herewith.
10.27	Trane Inc. 2002 Omnibus Incentive Plan (restated to include all amendments through July 1, 2009)	Incorporated by reference to Exhibit 10.17 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.
10.28	Trane Inc. Stock Incentive Plan (restated to include all amendments through July 1, 2009)	Incorporated by reference to Exhibit 10.18 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.
10.29	Trane Inc. Deferred Compensation Plan (as amended and restated as of July 1, 2009, except where otherwise stated)	Incorporated by reference to Exhibit 10.19 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.

Exhibit No.	Description	Method of Filing
10.30	Trane Inc. Supplemental Savings Plan (restated to include all amendments through July 1, 2009)	Incorporated by reference to Exhibit 10.20 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.
10.31	First Amendment to Trane Inc. Supplemental Savings Plan (January 1, 2010)	Filed herewith.
10.32	Ingersoll-Rand Company Supplemental Pension Plan (Amended and Restated Effective January 1, 2005)	Incorporated by reference to Exhibit 10.28 to the Company's Form 10-K for the fiscal year ended 2008 (File No. 001-16831) filed with the SEC on March 2, 2009.
10.33	First Amendment to the Ingersoll-Rand Company Supplemental Pension Plan, dated as of July 1, 2009	Incorporated by reference to Exhibit 10.21 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.
10.34	Ingersoll-Rand Company Supplemental Pension Plan II (Effective January 1, 2005)	Incorporated by reference to Exhibit 10.29 to the Company's Form 10-K for the fiscal year ended 2008 (File No. 001-16831) filed with the SEC on March 2, 2009.
10.35	First Amendment to the Ingersoll-Rand Company Supplemental Pension Plan II, dated as of July 1, 2009	Incorporated by reference to Exhibit 10.22 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.
10.36	Ingersoll-Rand Company Elected Officers Supplemental Plan II (Effective January 1, 2005 and Amended and Restated through January 1, 2009)	Incorporated by reference to Exhibit 10.36 to the Company's Form 10-K for the fiscal year ended 2008 (File No. 001-16831) filed with the SEC on March 2, 2009.
10.37	First Amendment to the Ingersoll-Rand Company Elected Officer Supplemental Program II through July 1, 2009	Incorporated by reference to Exhibit 10.25 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on July 1, 2009.
10.38	Second Amendment to the Ingersoll-Rand Company Elected Officer Supplemental Program II dated July 2, 2010	Incorporated by reference to Exhibit 10.43 to the Company's Form 10-K for the fiscal year ended 2010 (File No. 001-34400) filed with the SEC on February 22, 2011.
10.39	Senior Executive Performance Plan	Filed herewith.
10.40	Description of Annual Incentive Matrix Program	Filed herewith.
10.41	Form of Tier 1 Change in Control Agreement (Officers before May 19, 2009)	Incorporated by reference to Exhibit 99.1 to the Company's Form 8-K (File No. 001-16831) filed with the SEC on December 4, 2006.
10.42	Form of Tier 2 Change in Control Agreement (Officers before May 19, 2009)	Incorporated by reference to Exhibit 99.2 to the Company's Form 8-K (File No. 001-16831) filed with the SEC on December 4, 2006.

Exhibit No.	Description	Method of Filing
10.43	Form of Tier 1 Change in Control Agreement (New Officers on or after May 19, 2009)	Incorporated by reference to Exhibit 10.32 to the Company's Form 10-Q for the period ended June 30, 2009 (File No. 001-34400) filed with the SEC on August 6, 2009.
10.44	Form of Tier 2 Change in Control Agreement (New Officers on or after May 19, 2009)	Incorporated by reference to Exhibit 10.33 to the Company's Form 10-Q for the period ended June 30, 2009 (File No. 001-34400) filed with the SEC on August 6, 2009.
10.45	Steven B. Hochhauser Offer Letter, dated June 6, 2008 (as revised on June 10, 2008)	Incorporated by reference to Exhibit 10.14 to the Company's Form 10-Q for the period ended June 30, 2008 (File No. 001-16831) filed with the SEC on August 8, 2008.
10.46	Steven R. Shawley Offer Letter, dated June 5, 2008	Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K (File No. 001-16831) filed with the SEC on June 10, 2008.
10.47	Addendum to Steven R. Shawley Offer Letter, dated August 7, 2008	Incorporated by reference to Exhibit 10.9 to the Company's Form 10-Q for the period ended June 30, 2008 (File No. 001-16831) filed with the SEC on August 8, 2008.
10.48	Didier Teirlinck Offer Letter, dated June 5, 2008	Incorporated by reference to Exhibit 10.4 to the Company's Form 8-K (File No. 001-16831) filed with the SEC on June 10, 2008.
10.49	Addendum to Didier Teirlinck Offer Letter, dated July 17, 2008	Incorporated by reference to Exhibit 10.13 to the Company's Form 10-Q for the period ended June 30, 2008 (File No. 001-16831) filed with the SEC on August 8, 2008.
10.50	Michael W. Lamach Letter, dated December 24, 2003	Incorporated by reference to Exhibit 10.23 to the Company's Form 10-K for the fiscal year ended 2003 (File No. 001-16831) filed with the SEC on February 27, 2004.
10.51	Michael W. Lamach Letter, dated June 4, 2008	Incorporated by reference to Exhibit 10.2 to the Company's Form 8-K (File No. 001-16831) filed with the SEC on June 10, 2008.
10.52	Michael W. Lamach Letter, dated February 4, 2009	Incorporated by reference to Exhibit 10.43 to the Company's Form 10-K for the fiscal year ended 2008 (File No. 001-16831) filed with the SEC on March 2, 2009.

Exhibit No.	Description	Method of Filing
10.53	Michael W. Lamach Letter, dated February 3, 2010	Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K (File No. 001-34400) filed with the SEC on February 5, 2010.
10.54	Robert Zafari Letter and Addendum, dated as of August 25, 2010	Incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the period ended September 30, 2010 (File No. 001-34400) filed with the SEC on November 1, 2010.
10.55	Robert L. Katz Letter	Incorporated by reference to Exhibit 10.65 to the Company's Form 10-K for the fiscal year ended 2010 (File No. 001-34400) filed with the SEC on February 22, 2011.
10.56	Employment Agreement with Marcia J. Avedon, Senior Vice President, dated January 8, 2007	Incorporated by reference to Exhibit 10.45 to the Company's Form 10-K for the fiscal year ended December 31, 2006 (File No. 001-16831) filed with the SEC on March 1, 2007.
12	Computations of Ratios of Earnings to Fixed Charges	Filed herewith.
21	List of Subsidiaries of Ingersoll-Rand plc	Filed herewith.
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith.
31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
32	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Furnished herewith.

Exhibit No.	Description	Method of Filing
101	The following materials from the Company's Annual Report on Form 10-K for the year ended December 31, 2011, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Income Statement, (ii) the Consolidated Balance Sheet, (iii) the Consolidated Statement of Equity, (iv) the Consolidated Statement of Cash Flows, and (v) Notes to Consolidated Financial Statements.	Furnished herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INGERSOLL-RAND PLC
(Registrant)

By: /s/ Michael W. Lamach
Michael W. Lamach
Chief Executive Officer

Date: February 21, 2012

Pursuant to the requirement of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michael W. Lamach (Michael W. Lamach)	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	February 21, 2012
/s/ Steven R. Shawley (Steven R. Shawley)	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 21, 2012
/s/ Richard J. Weller (Richard J. Weller)	Vice President and Controller (Principal Accounting Officer)	February 21, 2012
/s/ Ann C. Berzin (Ann C. Berzin)	Director	February 21, 2012
/s/ John Bruton (John Bruton)	Director	February 21, 2012
/s/ Jared L. Cohon (Jared L. Cohon)	Director	February 21, 2012
/s/ Gary D. Forsee (Gary D. Forsee)	Director	February 21, 2012
/s/ Peter C. Godsoe (Peter C. Godsoe)	Director	February 21, 2012
/s/ Edward E. Hagenlocker (Edward E. Hagenlocker)	Director	February 21, 2012
/s/ Constance J. Horner (Constance J. Horner)	Director	February 21, 2012
/s/ Theodore E. Martin (Theodore E. Martin)	Director	February 21, 2012
/s/ Richard J. Swift (Richard J. Swift)	Director	February 21, 2012
/s/ Tony L. White (Tony L. White)	Director	February 21, 2012

INGERSOLL-RAND PLC
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Ingersoll-Rand plc:

In our opinion, the Consolidated Financial Statements listed in the accompanying index present fairly, in all material respects, the financial position of Ingersoll-Rand plc and its subsidiaries (the "Company") at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related Consolidated Financial Statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control over Financial Reporting." Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Charlotte, North Carolina
February 21, 2012

Ingersoll-Rand plc

Consolidated Statements of Income

In millions, except per share amounts

For the years ended December 31,	2011	2010	2009
Net revenues	$ 14,782.0	$ 14,001.1	$ 13,009.1
Cost of goods sold	(10,493.6)	(10,059.9)	(9,437.1)
Selling and administrative expenses	(2,781.2)	(2,679.8)	(2,686.8)
Loss on sale/asset impairment	(646.9)	—	—
Operating income	860.3	1,261.4	885.2
Interest expense	(280.0)	(283.2)	(301.6)
Other, net	33.0	32.5	10.7
Earnings before income taxes	613.3	1,010.7	594.3
Provision for income taxes	(187.2)	(228.1)	(81.5)
Earnings from continuing operations	426.1	782.6	512.8
Discontinued operations, net of tax	(56.8)	(117.5)	(36.6)
Net earnings	369.3	665.1	476.2
Less: Net earnings attributable to noncontrolling interests	(26.1)	(22.9)	(24.9)
Net earnings attributable to Ingersoll-Rand plc	$ 343.2	$ 642.2	$ 451.3
Amounts attributable to Ingersoll-Rand plc ordinary shareholders:			
Continuing operations	$ 400.0	$ 759.7	$ 488.1
Discontinued operations	(56.8)	(117.5)	(36.8)
Net earnings	$ 343.2	$ 642.2	$ 451.3
Earnings (loss) per share attributable to Ingersoll-Rand plc ordinary shareholders:			
Basic:			
Continuing operations	$ 1.23	$ 2.34	$ 1.52
Discontinued operations	(0.17)	(0.36)	(0.11)
Net earnings	$ 1.06	$ 1.98	$ 1.41
Diluted:			
Continuing operations	$ 1.18	$ 2.24	$ 1.48
Discontinued operations	(0.17)	(0.35)	(0.11)
Net earnings	$ 1.01	$ 1.89	$ 1.37

See accompanying notes to consolidated financial statements.

Ingersoll-Rand plc

Consolidated Balance Sheets

In millions, except share amounts

December 31,	2011	2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,160.7	$ 1,014.3
Accounts and notes receivable, net	2,145.8	2,224.2
Inventories	1,282.0	1,288.5
Prepaid expenses	334.1	336.6
Deferred taxes and current tax receivable	259.1	255.6
Assets held for sale	0.9	1,168.2
Total current assets	5,182.6	6,287.4
Property, plant and equipment, net	1,640.6	1,669.0
Goodwill	6,105.1	6,150.3
Intangible assets, net	4,337.1	4,479.1
Other noncurrent assets	1,488.8	1,405.1
Total assets	$ 18,754.2	$ 19,990.9
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 1,225.2	$ 1,255.9
Accrued compensation and benefits	528.2	545.3
Accrued expenses and other current liabilities	1,607.8	1,546.9
Short-term borrowings and current maturities of long-term debt	763.3	761.6
Liabilities held for sale	—	176.2
Total current liabilities	4,124.5	4,285.9
Long-term debt	2,879.3	2,922.3
Postemployment and other benefit liabilities	1,709.9	1,439.1
Deferred and noncurrent income taxes	1,530.3	1,675.2
Other noncurrent liabilities	1,494.5	1,592.6
Total liabilities	11,738.5	11,915.1
Temporary Equity	3.3	16.7
Equity:		
Ingersoll-Rand plc shareholders' equity		
Ordinary shares, $1 par value (297,140,982 and 328,190,352 shares issued at December 31, 2011 and 2010, respectively, and net of 23,985 and 25,429 shares owned by subsidiary at December 31, 2011 and 2010, respectively)	297.1	328.2
Capital in excess of par value	1,633.0	2,571.7
Retained earnings	5,547.8	5,389.4
Accumulated other comprehensive income (loss)	(553.6)	(325.0)
Total Ingersoll-Rand plc shareholders' equity	6,924.3	7,964.3
Noncontrolling interest	88.1	94.8
Total equity	7,012.4	8,059.1
Total liabilities and equity	$ 18,754.2	$ 19,990.9

See accompanying notes to consolidated financial statements.

Ingersoll-Rand plc
Consolidated Statements of Equity

In millions, except per share amounts	Total equity	Ingersoll-Rand plc shareholders' equity: Ordinary Shares Amount	Ordinary Shares Shares	Capital in excess of par value	Retained earnings	Accumulated other comprehensive income (loss)	Noncontrolling Interest	Comprehensive income
Balance at December 31, 2008	6,762.1	318.8	318.8	2,246.0	4,547.4	(450.8)	100.7	
Net earnings	476.2	—	—	—	451.3	—	24.9	$ 476.2
Currency translation	67.3	—	—	—	—	67.3	—	67.3
Change in value of marketable securities and cash flow hedges, net of tax of $0.8	(0.8)	—	—	—	—	(0.8)	—	(0.8)
Pension and OPEB adjustments, net of tax of ($4.6)	(50.0)	—	—	—	—	(50.0)	—	(50.0)
Total comprehensive income								$ 492.7
Shares issued under incentive stock plans	27.9	1.8	1.8	26.1	—	—	—	
Accretion of Exchangeable Senior Notes	10.0	—	—	10.0	—	—	—	
Share-based compensation	68.2	—	—	68.2	—	—	—	
Acquisition of noncontrolling interest	(1.5)	—	—	(0.1)	—	—	(1.4)	
Dividends to noncontrolling interest	(20.2)	—	—	—	—	—	(20.2)	
Cash dividends, declared and paid ($0.50 per share)	(160.8)	—	—	—	(160.8)	—	—	
Other	(2.7)	—	—	(2.6)	—	—	(0.1)	
Balance at December 31, 2009	7,175.7	320.6	320.6	2,347.6	4,837.9	(434.3)	103.9	
Net earnings	665.1	—	—	—	642.2	—	22.9	$ 665.1
Currency translation	1.8	—	—	—	—	1.8	—	1.8
Change in value of marketable securities and cash flow hedges, net of tax of $(0.1)	7.9	—	—	—	—	7.9	—	7.9
Pension and OPEB adjustments, net of tax of $(11.4)	98.8	—	—	—	—	99.6	(0.8)	98.8
Total comprehensive income								$ 773.6
Shares issued under incentive stock plans	149.4	7.6	7.6	141.8	—	—	—	
Accretion of Exchangeable Senior Notes from Temporary Equity	13.3	—	—	13.3	—	—	—	
Share-based compensation	73.5	—	—	73.5	—	—	—	
Acquisition/divestiture of noncontrolling interest	(8.4)	—	—	(4.5)	—	—	(3.9)	
Dividends to noncontrolling interest	(20.2)	—	—	—	—	—	(20.2)	
Cash dividends, declared and paid ($0.28 per share)	(90.7)	—	—	—	(90.7)	—	—	
Other	(7.1)	—	—	—	—	—	(7.1)	
Balance at December 31, 2010	$ 8,059.1	$ 328.2	328.2	$ 2,571.7	$ 5,389.4	$ (325.0)	$ 94.8	

Ingersoll-Rand plc
Consolidated Statements of Equity - (Continued)

In millions, except per share amounts	Total equity	Ingersoll-Rand plc shareholders' equity: Ordinary Shares Amount	Ordinary Shares Shares	Capital in excess of par value	Retained earnings	Accumulated other comprehensive income (loss)	Noncontrolling Interest	Comprehensive income
Net earnings	369.3	—	—	—	343.2	—	26.1	$ 369.3
Currency translation	(158.1)	—	—	—	—	(158.1)	—	(158.1)
Change in value of marketable securities and cash flow hedges, net of tax of $(0.6)	0.9	—	—	—	—	0.9	—	0.9
Pension and OPEB adjustments, net of tax of $60.7	(72.0)	—	—	—	—	(71.4)	(0.6)	(72.0)
Total comprehensive income								$ 140.1
Shares issued under incentive stock plans	133.6	5.2	5.2	128.4	—	—	—	
Repurchase of ordinary shares	(1,157.5)	(36.3)	(36.3)	(1,121.2)	—	—	—	
Accretion of Exchangeable Senior Notes from Temporary Equity	13.3	—	—	13.3	—	—	—	
Share-based compensation	42.6	—	—	42.6	—	—	—	
Acquisition/divestiture of noncontrolling interest	(2.4)	—	—	(1.3)	—	—	(1.1)	
Dividends to noncontrolling interest	(30.1)	—	—	—	—	—	(30.1)	
Cash dividends declared ($0.59 per share)	(184.7)	—	—	—	(184.7)	—	—	
Other	(1.6)	—	—	(0.5)	(0.1)	—	(1.0)	
Balance at December 31, 2011	$ 7,012.4	$ 297.1	297.1	$ 1,633.0	$ 5,547.8	$ (553.6)	$ 88.1	

See accompanying notes to consolidated financial statements.

Ingersoll-Rand plc
Consolidated Statements of Cash Flows
In millions

For the years ended December 31,	2011	2010	2009
Cash flows from operating activities:			
Net earnings	$ 369.3	$ 665.1	$ 476.2
(Income) loss from discontinued operations, net of tax	56.8	117.5	36.6
Adjustments to arrive at net cash provided by (used in) operating activities:			
Loss on sale/asset impairment	646.9	—	—
Depreciation and amortization	402.7	436.8	421.5
Stock settled share-based compensation	42.6	73.5	68.3
Loss (gain) on sale of property, plant and equipment	(22.6)	4.6	2.4
Equity earnings, net of dividends	5.4	0.8	3.2
Deferred income taxes	(74.6)	82.6	(36.9)
Other items	15.6	101.2	161.5
Changes in other assets and liabilities			
(Increase) decrease in:			
Accounts and notes receivable	8.1	(238.9)	319.7
Inventories	(14.3)	(213.0)	392.2
Other current and noncurrent assets	(55.0)	159.8	362.1
Increase (decrease) in:			
Accounts payable	(29.0)	246.9	52.9
Other current and noncurrent liabilities	(121.7)	(680.5)	(502.8)
Net cash (used in) provided by continuing operating activities	1,230.2	756.4	1,756.9
Net cash (used in) provided by discontinued operating activities	(43.4)	(61.0)	(22.3)
Cash flows from investing activities:			
Capital expenditures	(242.9)	(179.5)	(204.1)
Acquisition of businesses, net of cash acquired	(1.9)	(14.0)	—
Proceeds from sale of property, plant and equipment	52.0	14.5	21.6
Proceeds from business dispositions, net of cash sold	355.9	—	—
Other	—	—	(0.6)
Net cash (used in) provided by continuing investing activities	163.1	(179.0)	(183.1)
Net cash (used in) provided by discontinued investing activities	44.4	0.4	0.4

Ingersoll-Rand plc
Consolidated Statements of Cash Flows - (Continued)
In millions

For the years ended December 31,	2011	2010	2009
Cash flows from financing activities:			
Proceeds from bridge loan	—	—	196.0
Payments of bridge loan	—	—	(950.0)
Commercial paper program, net	—	—	(998.7)
Other short-term borrowings, net	35.5	33.1	(57.6)
Proceeds from long-term debt	3.6	62.9	1,010.3
Payments of long-term debt	(93.1)	(524.8)	(210.5)
Net proceeds (repayments) in debt	(54.0)	(428.8)	(1,010.5)
Settlement of cross currency swap	—	—	(26.9)
Debt issuance costs	(2.3)	(5.5)	(16.1)
Excess tax benefit from share based compensation	24.6	4.2	0.7
Dividends paid to ordinary shareholders	(137.3)	(90.7)	(160.8)
Dividends paid to noncontrolling interests	(26.2)	(20.2)	(20.2)
Acquisition/divestiture of noncontrolling interest	(1.3)	(8.0)	(1.5)
Proceeds from shares issued under incentive plans	109.0	145.3	27.2
Repurchase of ordinary shares	(1,157.5)	—	—
Other, net	(1.4)	—	—
Net cash (used in) provided by continuing financing activities	(1,246.4)	(403.7)	(1,208.1)
Effect of exchange rate changes on cash and cash equivalents	(1.5)	24.5	(17.3)
Net increase (decrease) in cash and cash equivalents	146.4	137.6	326.5
Cash and cash equivalents – beginning of period	1,014.3	876.7	550.2
Cash and cash equivalents – end of period	$ 1,160.7	$ 1,014.3	$ 876.7
Cash paid during the year for:			
Interest, net of amounts capitalized	$ 232.5	$ 225.7	$ 209.8
Income taxes, net of refunds	$ 189.7	$ 117.4	$ 71.5

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF COMPANY

Ingersoll-Rand plc (IR-Ireland), an Irish public limited company, and its consolidated subsidiaries (the Company) is a diversified, global company that provides products, services and solutions to enhance the quality and comfort of air in homes and buildings, transport and protect food and perishables, secure homes and commercial properties, and increase industrial productivity and efficiency. The Company's business segments consist of Climate Solutions, Residential Solutions, Industrial Technologies and Security Technologies, each with strong brands and leading positions within their respective markets. The Company generates revenue and cash primarily through the design, manufacture, sale and service of a diverse portfolio of industrial and commercial products that include well-recognized, premium brand names such as Club Car®, Ingersoll-Rand®, Schlage®, Thermo King® and Trane®.

On July 1, 2009, Ingersoll-Rand Company Limited (IR-Limited), a Bermuda company, completed a reorganization to change the jurisdiction of incorporation of the parent company from Bermuda to Ireland (the Ireland Reorganization). As a result, IR-Ireland replaced IR-Limited as the ultimate parent company effective July 1, 2009. The Ireland Reorganization was accounted for as a reorganization of entities under common control and accordingly, did not result in any changes to the consolidated amounts of assets, liabilities and equity. In conjunction with the Ireland Reorganization, IR-Limited became a wholly-owned subsidiary of IR-Ireland and the Class A common shareholders of IR-Limited became ordinary shareholders of IR-Ireland. Unless otherwise indicated, all references to the Company prior to July 1, 2009 relate to IR-Limited.

The Ireland Reorganization did not have a material impact on the Company's financial results. IR-Ireland continues to be subject to United States Securities and Exchange Commission (SEC) reporting requirements and prepares financial statements in accordance with U.S. Generally Accepted Accounting Principles (GAAP). Shares of IR-Ireland continue to trade on the New York Stock Exchange under the symbol "IR", the same symbol under which the IR-Limited Class A common shares previously traded.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies used in the preparation of the accompanying consolidated financial statements follows:

Basis of Presentation: The accompanying Consolidated Financial Statements reflect the consolidated operations of the Company and have been prepared in accordance with GAAP as defined by the Financial Accounting Standards Board (FASB) within the FASB Accounting Standards Codification (ASC).

The Consolidated Financial Statements include all majority-owned subsidiaries of the Company. A noncontrolling interest in a subsidiary is considered an ownership interest in a majority-owned subsidiary that is not attributable to the parent. The Company includes Noncontrolling interest as a component of Total equity in the Consolidated Balance Sheet and the Net earnings attributable to noncontrolling interests are presented as an adjustment from Net earnings used to arrive at Net earnings attributable to Ingersoll-Rand plc in the Consolidated Statement of Income.

Partially-owned equity affiliates represent 20-50% ownership interests in investments where we demonstrate significant influence, but do not have a controlling financial interest. Partially-owned equity affiliates are accounted for under the equity method. The Company is also required to consolidate variable interest entities in which it bears a majority of the risk to the entities' potential losses or stands to gain from a majority of the entities' expected returns. Intercompany accounts and transactions have been eliminated. The assets, liabilities, results of operations and cash flows of all discontinued operations have been separately reported as discontinued operations and held for sale for all periods presented.

Certain changes in classification of amounts reported in prior years have been made to conform to the 2011 classification. The Company made a change in classification to certain earnings from equity investments deemed to be integral to its operations from Other, net to Cost of goods sold. This change in classification had a $9.8 million and $8.0 million impact, respectively, on the Consolidated Statement of Income for the years ended December 31, 2010 and 2009. The Company also made certain changes in classification of research and development costs and information technology costs within Operating income. These changes in classification resulted in a net $22.2 million and $20.2 million decrease, respectively, to Cost of goods sold with a corresponding increase to Selling and administrative expenses for the years ended December 31, 2010 and 2009.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates are based on several factors including the facts and circumstances available at the time the estimates are made, historical experience, risk of loss, general economic conditions and trends, and the assessment of the probable future outcome. Some of the more significant estimates include accounting for doubtful accounts, useful lives of property, plant and equipment and intangible assets, purchase price allocations of acquired businesses, valuation of assets including goodwill and other intangible assets, product warranties, sales allowances, pension plans, postretirement benefits other than pensions, taxes, environmental costs, product liability, asbestos matters and other contingencies. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the statement of operations in the period that they are determined.

Currency Translation: Assets and liabilities of non-U.S. subsidiaries, where the functional currency is not the U.S. dollar, have been translated at year-end exchange rates, and income and expense accounts have been translated using average exchange rates throughout the year. Adjustments resulting from the process of translating an entity's financial statements into the U.S. dollar have been recorded in the Equity section of the Consolidated Balance Sheet within Accumulated other comprehensive income (loss). Transactions that are denominated in a currency other than an entity's functional currency are subject to changes in exchange rates with the resulting gains and losses recorded within Net earnings.

Cash and Cash Equivalents: Cash and cash equivalents include cash on hand, demand deposits and all highly liquid investments with original maturities at the time of purchase of three months or less.

Marketable Securities: The Company has classified its marketable securities as available-for-sale in accordance with GAAP. Available-for-sale marketable securities are accounted for at fair value, with the unrealized gain or loss, less applicable deferred income taxes, recorded within Accumulated other comprehensive income (loss). If any of the Company's marketable securities experience other than temporary declines in value as defined by GAAP, a loss is recorded in the Consolidated Statement of Income.

Inventories: Depending on the business, U.S. inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) method or the lower of cost or market using the first-in, first-out (FIFO) method. Non-U.S. inventories are primarily stated at the lower of cost or market using the FIFO method. At both December 31, 2011 and 2010, approximately 51% of all inventory utilized the LIFO method.

Allowance for Doubtful Accounts: The Company has provided an allowance for doubtful accounts reserve which represents the best estimate of probable loss inherent in the Company's account receivables portfolio. This estimate is based upon Company policy, derived from knowledge of its end markets, customer base and products. The Company reserved $27.1 million and $40.7 million for doubtful accounts as of December 31, 2011 and 2010, respectively.

Property, Plant and Equipment: Property, plant and equipment are stated at cost, less accumulated depreciation. Assets placed in service are recorded at cost and depreciated using the straight-line method over the estimated useful life of the asset except for leasehold improvements, which are depreciated over the shorter of their economic useful life or their lease term. The range of useful lives used to depreciate property, plant and equipment is as follows:

Buildings	10	to	50	years
Machinery and equipment	2	to	12	years
Software	2	to	7	years

Repair and maintenance costs that do not extend the useful life of the asset are charged against earnings as incurred. Major replacements and significant improvements that increase asset values and extend useful lives are capitalized.

The Company assesses the recoverability of the carrying value of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset to the future net undiscounted cash flows expected to be generated by the asset. If the undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized for the amount by which the carrying value of the asset exceeds the fair value of the assets.

Goodwill and Intangible Assets: The Company records as goodwill the excess of the purchase price over the fair value of the net assets acquired. Once the final valuation has been performed for each acquisition, adjustments may be recorded.

In accordance with GAAP, goodwill and other indefinite-lived intangible assets are tested and reviewed annually for impairment during the fourth quarter or whenever there is a significant change in events or circumstances that indicate that the fair value of the asset is more likely than not less than the carrying amount of the asset.

Recoverability of goodwill is measured at the reporting unit level and determined using a two-step process. The first step compares the carrying amount of the reporting unit to its estimated fair value. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment test is not necessary. To the extent that the carrying value of the reporting unit exceeds its estimated fair value, a second step is performed, wherein the reporting unit's carrying value of goodwill is compared to the implied fair value of goodwill. To the extent that the carrying value exceeds the implied fair value, impairment exists and must be recognized.

The calculation of estimated fair value is based on two valuation techniques, a discounted cash flow model (income approach) and a market adjusted multiple of earnings and revenues (market approach), with each method being equally weighted in the calculation. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. The estimated fair value of the reporting unit is allocated to all of the assets and liabilities of the reporting unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit, as determined in the first step of the goodwill impairment test, was the price paid to acquire that reporting unit.

Recoverability of other indefinite-lived intangible assets (i.e. Tradenames) is measured by a comparison of the carrying amount of the intangible assets to the estimated fair value of the respective intangible assets. Any excess of the carrying value over the estimated fair value is recognized as an impairment loss equal to that excess.

The calculation of estimated fair value is determined on a relief from royalty methodology (income approach), which is based on the implied royalty paid, at an appropriate discount rate, to license the use of an asset rather than owning the asset. The present value of the after-tax cost savings (i.e. royalty relief) indicates the estimated fair value of the asset.

Intangible assets such as patents, customer-related intangible assets and other intangible assets with finite useful lives are amortized on a straight-line basis over their estimated economic lives. The weighted-average useful lives approximate the following:

Customer relationships	20 years
Trademarks	25 years
Completed technology/patents	10 years
Other	15 years

Recoverability of intangible assets with finite useful lives is assessed in the same manner as property, plant and equipment as described above.

Income Taxes: Deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. The Company recognizes future tax benefits, such as net operating losses and non-U.S. tax credits, to the extent that realizing these benefits is considered in its judgment to be more likely than not. The Company regularly reviews the recoverability of its deferred tax assets considering its historic profitability, projected future taxable income, timing of the reversals of existing temporary differences and the feasibility of its tax planning strategies. Where appropriate, the Company records a valuation allowance with respect to a future tax benefit.

Product Warranties: Warranty accruals are recorded at the time of sale and are estimated based upon product warranty terms and historical experience. The Company assesses the adequacy of its liabilities and will make adjustments as necessary based on known or anticipated warranty claims, or as new information becomes available.

Treasury Stock: The Company, through one of its consolidated subsidiaries, has repurchased its common shares from time to time in the open market and in privately negotiated transactions as authorized by the Board of Directors. These repurchases are based upon current market conditions and the discretion of management. Amounts are recorded at cost and included within the Equity section of the Consolidated Balance Sheet.

Revenue Recognition: Revenue is recognized and earned when all of the following criteria are satisfied: (a) persuasive evidence of a sales arrangement exists; (b) price is fixed or determinable; (c) collectability is reasonably assured; and (d) delivery has occurred or service has been rendered. Delivery generally occurs when the title and the risks and rewards of ownership have substantially transferred to the customer. Revenue from maintenance contracts or extended warranties is recognized on a straight-line basis over the life of the contract, unless another method is more representative of the costs incurred. The Company enters into agreements that contain multiple elements, such as equipment, installation and service revenue. For multiple-element arrangements, the revenue relating to undelivered elements is deferred until delivery of the deferred elements. The Company recognizes revenue for delivered elements when the delivered item has stand-alone value to the customer, customer acceptance has occurred, and only customary refund or return rights exist related to the delivered elements. Revenues from certain of our equipment and the related installation sold under construction-type contracts are recorded using the percentage-of-completion method in accordance with GAAP.

Environmental Costs: The Company is subject to laws and regulations relating to protecting the environment. Environmental expenditures relating to current operations are expensed or capitalized as appropriate. Expenditures relating to existing conditions caused by past operations, which do not contribute to current or future revenues, are expensed. Liabilities for remediation costs are recorded when they are probable and can be reasonably estimated, generally no later than the completion of feasibility studies or the Company's commitment to a plan of action. The assessment of this liability, which is calculated based on existing technology, does not reflect any offset for possible recoveries from insurance companies, and is not discounted.

Asbestos Matters: Certain wholly-owned subsidiaries of the Company are named as defendants in asbestos-related lawsuits in state and federal courts. The Company records a liability for its actual and anticipated future claims as well as an asset for anticipated insurance settlements. Although the Company was neither a manufacturer nor producer of asbestos, some of its formerly manufactured components from third party suppliers utilized asbestos-related components. As a result, amounts related to asbestos are recorded within Discontinued operations, net of tax, except for amounts related to Trane asbestos liabilities, which are recorded in Operating Income. Refer to Note 19 for further details of asbestos-related matters.

Research and Development Costs: The Company conducts research and development activities for the purpose of developing and improving new products and services. These expenditures, including qualifying engineering costs, are expensed when incurred. For the years ended December 31, 2011, 2010 and 2009, these expenditures amounted to approximately $257.3 million, $244.0 million and $255.0 million, respectively. The Company also incurs engineering costs that are not considered research and development expenditures.

Software Costs: The Company follows the guidance outlined in FASB ASC 350, "Intangibles – Goodwill and Other" (ASC 350) for all software developed or obtained for internal use, which requires companies to capitalize certain internal-use software costs once specific criteria are met and subsequently amortize these costs over the software's useful life, which ranges from 2 to 7 years.

Employee Benefit Plans: The Company provides a range of benefits, including pensions, postretirement and postemployment benefits to eligible current and former employees. Determining the cost associated with such benefits is dependent on various actuarial assumptions, including discount rates, expected return on plan assets, compensation increases, employee mortality, turnover rates, and healthcare cost trend rates. Actuaries perform the required calculations to determine expense in accordance with GAAP. Actual results may differ from the actuarial assumptions and are generally accumulated into Accumulated other comprehensive income (loss) and amortized into Net earnings over future periods. The Company reviews its actuarial assumptions at each measurement date and makes modifications to the assumptions based on current rates and trends, if appropriate.

Loss Contingencies: Liabilities are recorded for various contingencies arising in the normal course of business, including litigation and administrative proceedings, environmental matters, product liability, product warranty, worker's compensation and other claims. The Company has recorded reserves in the financial statements related to these matters, which are developed using input derived from actuarial estimates and historical and anticipated experience data depending on the nature of the reserve, and in certain instances with consultation of legal counsel, internal and external consultants and engineers. Subject to the uncertainties inherent in estimating future costs for these types of liabilities, the Company believes its estimated reserves are reasonable and does not believe the final determination of the liabilities with respect to these matters would have a material effect on the financial condition, results of operations, liquidity or cash flows of the Company for any year.

Derivative Instruments: The Company periodically enters into cash flow and other hedge transactions to specifically hedge exposure to various risks related to interest rates, currency rates and commodity pricing. The Company recognizes all derivatives on the Consolidated Balance Sheet at their fair value as either assets or liabilities. For cash flow designated hedges, the effective portion of the changes in fair value of the derivative contract are recorded in Accumulated other comprehensive income (loss), net of taxes, and are recognized in the Consolidated Statement of Income at the time earnings are affected by the hedged transaction. For other derivative transactions, the changes in the fair value of the derivative contract are immediately recognized in the Consolidated Statement of Income.

Recently Adopted Accounting Pronouncements:

In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-13, "Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements, a consensus of the FASB Emerging Issues Task Force," which revised guidance within ASC 605, "Revenue Recognition." These revisions include additional disclosures regarding multiple-deliverable revenue arrangements, such as any significant assumptions made and the effects of the relative selling price method on revenue recognition. The new disclosure requirements were effective for the Company as of January 1, 2011. The provisions of ASU 2009-13 did not have a material impact on the Company's Consolidated Financial Statements and Notes.

In September 2011, the FASB issued ASU 2011-09, "Compensation - Retirement Benefits - Multiemployer Plans (Subtopic 715-80)." The revised guidance expands the required disclosures of employers on multiemployer pension plan participation, obligations, and funded status. The revised disclosure requirements are reflected in Note 10.

Recently Issued Accounting Pronouncements:

In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS)." ASU 2011-04 represents converged guidance between GAAP and IFRS resulting in common requirements for measuring fair value and for disclosing information about fair value measurements. This new guidance will be effective for fiscal years beginning after December 15, 2011 and subsequent interim periods. The Company is currently assessing the impact on its Consolidated Financial Statements.

In June 2011, the FASB issued ASU 2011-05, "Presentation of Comprehensive Income." ASU 2011-05 requires the Company to present components of other comprehensive income and of net income in one continuous statement of comprehensive income, or in two separate, but consecutive statements. The option to report other comprehensive income within the statement of equity has been removed. This new presentation of comprehensive income will be effective for fiscal years beginning after December 15, 2011 and subsequent interim periods.

In September 2011, the FASB issued ASU 2011-08, "Testing Goodwill for Impairment." This revised standard provides entities with the option to first use an assessment of qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If a conclusion is reached that reporting unit fair value is not more likely than not below carrying value, no further impairment testing is necessary. This revised guidance applies to fiscal years beginning after December 15, 2011, and the related interim and annual goodwill impairment tests. The Company does not believe it will have a material impact on its Consolidated Financial Statements.

NOTE 3 – MARKETABLE SECURITIES

At December 31, Long-term marketable securities included within Other noncurrent assets in the Consolidated Balance Sheet were as follows:

	2011			2010		
In millions	Amortized cost or cost	Unrealized gains	Fair value	Amortized cost or cost	Unrealized gains	Fair value
Equity securities	$ 5.7	$ 4.7	$ 10.4	$ 6.9	$ 8.6	$ 15.5

NOTE 4 – INVENTORIES

At December 31, the major classes of inventory were as follows:

In millions	2011	2010
Raw materials	$ 479.2	$ 356.8
Work-in-process	114.4	215.3
Finished goods	791.1	802.3
	1,384.7	1,374.4
LIFO reserve	(102.7)	(85.9)
Total	$ 1,282.0	$ 1,288.5

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT

At December 31, the major classes of property, plant and equipment were as follows:

In millions	2011	2010
Land	$ 86.5	$ 97.9
Buildings	693.4	679.8
Machinery and equipment	1,786.4	1,713.5
Software	538.0	480.1
	3,104.3	2,971.3
Accumulated depreciation	(1,463.7)	(1,302.3)
Total	$ 1,640.6	$ 1,669.0

Depreciation expense for the years ended December 31, 2011, 2010 and 2009 was $236.2 million, $261.8 million and $258.9 million, which include amounts for software amortization of $50.1 million, $49.7 million and $46.7 million, respectively.

During 2009, the Company purchased property, plant and equipment totaling approximately $39 million, with a corresponding increase in liabilities. This represented a non-cash investing activity and, therefore, was not initially included in the Consolidated Statement of Cash Flows. The cash impact of the capital expenditure was reflected in the Consolidated Statement of Cash Flows as the payments for the property, plant and equipment were made.

NOTE 6 – GOODWILL

The changes in the carrying amount of Goodwill are as follows:

In millions	Climate Solutions	Residential Solutions	Industrial Technologies	Security Technologies	Total
December 31, 2009 (gross)	$ 5,410.7	$ 2,338.5	$ 372.9	$ 914.0	$ 9,036.1
Acquisitions and adjustments	1.2	(3.1)	5.2	1.2	4.5
Currency translation	(30.1)	—	(10.0)	(10.2)	(50.3)
December 31, 2010 (gross)	5,381.8	2,335.4	368.1	905.0	8,990.3
Acquisitions and adjustments *	(6.9)	(7.4)	(0.3)	2.9	(11.7)
Currency translation	(31.0)	—	(1.0)	(1.5)	(33.5)
December 31, 2011 (gross)	5,343.9	2,328.0	366.8	906.4	8,945.1
Accumulated impairment **	(839.8)	(1,656.2)	—	(344.0)	(2,840.0)
Goodwill (net)	$ 4,504.1	$ 671.8	$ 366.8	$ 562.4	$ 6,105.1

* During 2011 the Company corrected certain purchase accounting errors within the Climate Solutions ($7.9 million) and Residential Solutions ($7.4 million) sectors.

** Accumulated impairment relates to a charge of $2,840.0 million recorded in the fourth quarter of 2008 as a result of the Company's annual impairment testing.

The Company records as goodwill the excess of the purchase price over the fair value of the net assets acquired. Once the final valuation has been performed for each acquisition, adjustments may be recorded.

As a result of the planned divestiture of Hussmann, the Company was required to test Goodwill within the Climate Solutions segment for impairment in the first quarter of 2011, and no impairment charge was required.

Based on year to date operational results, and management turnover within the Residential HVAC reporting unit, the Company updated its fair value assessment of the reporting unit in the third quarter of 2011 and concluded that the fair value of the reporting unit continued to exceed its carrying amount.

In accordance with the Company's goodwill impairment testing policy outlined in Note 2, the Company performed its annual impairment test on goodwill in the fourth quarter of each 2011, 2010, and 2009. In each year, the Company determined that the fair values of all identified reporting units exceeded their respective carrying values. Therefore, no impairment charges were recorded during 2011, 2010, and 2009.

NOTE 7 – INTANGIBLE ASSETS

The following table sets forth the gross amount and related accumulated amortization of the Company's intangible assets at December 31:

	2011			2010		
In millions	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Completed technologies/patents	$ 207.1	$ (112.6)	$ 94.5	$ 199.4	$ (81.7)	$ 117.7
Customer relationships	1,962.0	(412.7)	1,549.3	1,960.4	(300.2)	1,660.2
Trademarks (finite-lived)	96.1	(27.6)	68.5	98.6	(24.3)	74.3
Other	70.0	(56.2)	13.8	177.0	(161.1)	15.9
Total finite-lived intangible assets	2,335.2	$ (609.1)	1,726.1	2,435.4	$ (567.3)	1,868.1
Trademarks (indefinite-lived)	2,611.0		2,611.0	2,611.0		2,611.0
Total	$ 4,946.2		$ 4,337.1	$ 5,046.4		$ 4,479.1

The Company amortizes intangible assets with finite useful lives on a straight-line basis over their estimated economic lives in accordance with GAAP. Indefinite-lived intangible assets are not subject to amortization, but instead, are tested for impairment at least annually (more frequently if certain indicators are present).

Intangible asset amortization expense for 2011, 2010 and 2009 was $144.6 million, $153.2 million and $156.1 million, respectively. Future estimated amortization expense on existing intangible assets in each of the next five years amounts to approximately $145 million for 2012, $142 million for 2013, $138 million for 2014, $112 million for 2015, and $66 million for 2016.

In accordance with the Company's indefinite-lived intangible asset impairment testing policy outlined in Note 2, the Company performed its annual impairment test in the fourth quarter of each 2011, 2010 and 2009. In each year, the Company determined the fair value of all indefinite-lived intangible assets to exceed their respective carrying values. Therefore, no impairment charges were recorded during 2011, 2010 and 2009.

NOTE 8 – DEBT AND CREDIT FACILITIES

At December 31, short-term borrowings and current maturities of long-term debt consisted of the following:

In millions	2011	2010
Debentures with put feature	$ 343.6	$ 343.6
Exchangeable Senior Notes	341.2	328.3
Current maturities of long-term debt	12.5	13.3
Other short-term borrowings	66.0	76.4
Total	$ 763.3	$ 761.6

The weighted-average interest rate for total short-term borrowings and current maturities of long-term debt at December 31, 2011 and 2010 was 5.4% and 5.5%, respectively.

At December 31, long-term debt excluding current maturities consisted of:

In millions	2011	2010
6.000% Senior notes due 2013	$ 599.9	$ 599.9
9.500% Senior notes due 2014	655.0	655.0
5.50% Senior notes due 2015	199.8	199.7
4.75% Senior notes due 2015	299.6	299.4
6.875% Senior notes due 2018	749.3	749.2
9.00% Debentures due 2021	125.0	125.0
7.20% Debentures due 2013-2025	97.5	105.0
6.48% Debentures due 2025	149.7	149.7
Other loans and notes, at end-of-year average interest rates of 7.22% in 2011 and 5.55% in 2010, maturing in various amounts to 2019	3.5	39.4
Total	$ 2,879.3	$ 2,922.3

The fair value of the Company's debt at December 31, 2011 and 2010 was $4,359.2 million and $4,131.8 million, respectively. The fair value of long-term debt was primarily based upon quoted market values.

At December 31, 2011, long-term debt retirements are as follows:

In millions	
2012	$ 697.3
2013	608.0
2014	662.1
2015	508.3
2016	8.8
Thereafter	1,092.1
Total	$ 3,576.6

Commercial Paper Program

The maximum aggregate amount of unsecured commercial paper notes available to be issued, on a private placement basis, under the Commercial Paper Program is $2 billion as of December 31, 2011. Under the Commercial Paper Program, Ingersoll-Rand Global Holding Company Limited (IR-Global), may issue notes from time to time, and the proceeds of the financing will be used for general corporate purposes. Each of IR-Ireland, IR-Limited and Ingersoll-Rand International Holding Limited (IR-International) has provided an irrevocable and unconditional guarantee for the notes issued under the Commercial Paper Program. As of December 31, 2011 and 2010, the Company had no amounts outstanding.

Debentures with Put Feature

At December 31, 2011 and 2010, the Company had outstanding $343.6 million of fixed rate debentures, which only requires early repayment at the option of the holder. These debentures contain a put feature that the holders may exercise on each anniversary of the issuance date. If exercised, the Company is obligated to repay in whole or in part, at the holder's option, the outstanding principal amount (plus accrued and unpaid interest) of the debentures held by the holder. If these options are not exercised, the final maturity dates would range between 2027 and 2028. In 2011, holders of these debentures chose not to exercise the put feature on outstanding debentures.

Exchangeable Senior Notes Due 2012

In April 2009, the Company issued $345 million of 4.5% Exchangeable Senior Notes (the Notes) through its wholly-owned subsidiary, IR-Global. The Notes are fully and unconditionally guaranteed by each of IR-Ireland, IR-Limited and IR-International. Interest on the Notes is paid twice a year in arrears. In addition, holders have the option to exchange their notes through their scheduled maturity in April 2012.

Upon any exchange, the Notes will be paid in cash up to the aggregate principal amount of the notes to be exchanged. The remainder due on the option feature, if any, may be paid in cash, IR-Ireland ordinary shares or a combination thereof at the option of the Company. On November 14, 2011 the Company elected, for all future exercises, to settle the remainder due on the option feature in whole shares of IR-Ireland with cash in lieu of any fractional shares. The Notes are subject to certain customary covenants, however, none of these covenants are considered restrictive to the Company's operations.

The Company accounts for the Notes in accordance with GAAP, which required the Company to allocate the proceeds between debt and equity at the issuance date, in a manner that reflects the Company's nonconvertible debt borrowing rate. The Company allocated approximately $305 million of the gross proceeds to debt, with the remaining discount of approximately $40 million (approximately $39 million after allocated fees) recorded within Equity. As of December 31, 2011, the Notes may be exchangeable at the holders' option through their scheduled maturity in April 2012. Therefore, the equity portion of the Notes is classified as Temporary equity to reflect the amount that could result in cash settlement at the balance sheet date. Additionally, the Company is amortizing the discount into Interest expense over a three-year period.

Senior Notes Due 2014

In April 2009, the Company issued $655 million of 9.5% Senior Notes through its wholly-owned subsidiary, IR-Global. The notes are fully and unconditionally guaranteed by each of IR-Ireland, IR-Limited and IR-International. Interest on the fixed rate notes is paid twice a year in arrears. The Company has the option to redeem them in whole or in part at any time, and from time to time, prior to their stated maturity date at redemption prices set forth in the indenture agreement. The notes are subject to certain customary covenants, however, none of these covenants are considered restrictive to the Company's operations.

Other Debt

In May 2010, the Company entered into a 3-year $1.0 billion Senior Unsecured Revolving Credit Facility. On May 20, 2011, the Company entered into a 4-year, $1.0 billion revolving credit facility through its wholly-owned subsidiary, IR-Global. This new facility replaced the Company's pre-existing $1.0 billion, 3-year revolving credit facility that was scheduled to mature in June 2011. At December 31, 2011, the Company's total committed revolving credit facilities was $2.0 billion, of which $1.0 billion expires in May 2013 and $1.0 billion expires in May 2015. Each of IR-Ireland, IR-Limited and IR-International has provided an irrevocable and unconditional guarantee for these credit facilities. These lines are unused and provide support for the Company's commercial paper program as well as for other general corporate purposes.

In addition, other available non-U.S. lines of credit were $617.2 million, of which $447.9 million was unused at December 31, 2011. These lines provide support for bank guarantees, letters of credit and other general corporate purposes.

Guarantees

Subsequent to the Ireland Reorganization, IR-Ireland and IR-Limited guarantees fully and unconditionally the outstanding public debt of IR-International, IR-Global and IR-New Jersey. Neither IR-Ireland nor IR-Limited has issued or intends to issue guarantees in respect of any public indebtedness incurred by Trane.

NOTE 9 – FINANCIAL INSTRUMENTS

In the normal course of business, the Company uses various financial instruments, including derivative instruments, to manage the risks associated with interest rate, currency rate, commodity price and share-based compensation exposures. These financial instruments are not used for trading or speculative purposes.

On the date a derivative contract is entered into, the Company designates the derivative instrument either as a cash flow hedge of a forecasted transaction, a cash flow hedge of a recognized asset or liability, or as an undesignated derivative. The Company formally documents its hedge relationships, including identification of the derivative instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction. This process includes linking derivative instruments that are designated as hedges to specific assets, liabilities or forecasted transactions.

The fair market value of derivative instruments is determined through market-based valuations and may not be representative of the actual gains or losses that will be recorded when these instruments mature due to future fluctuations in the markets in which they are traded.

The Company also assesses both at the inception and at least quarterly thereafter, whether the derivatives used in cash flow hedging transactions are highly effective in offsetting the changes in the cash flows of the hedged item.

To the extent the derivative is deemed to be a highly effective hedge, the fair market value changes of the instrument are recorded to Accumulated other comprehensive income (AOCI). Any ineffective portion of a derivative instrument's change in fair value is recorded in the Consolidated Statement of Income in the period of change. If the hedging relationship ceases to be highly effective, or it becomes probable that a forecasted transaction is no longer expected to occur, the hedging relationship will be undesignated and any future gains and losses on the derivative instrument would be recorded in the Consolidated Statement of Income.

Currency and Commodity Hedging Instruments

The notional amounts of the Company's currency derivatives were $1,818.5 million and $1,280.4 million at December 31, 2011 and 2010, respectively. At December 31, 2011 and 2010, a gain of $2.3 million and a gain of $0.3 million, net of tax, respectively, was included in AOCI related to the fair value of the Company's currency derivatives designated as accounting hedges. The amount expected to be reclassified into Net earnings over the next twelve months is a gain of $2.3 million. The actual amounts that will be reclassified to Net earnings may vary from this amount as a result of changes in market conditions. Gains and losses associated with the Company's currency derivatives not designated as hedges are recorded in Net earnings as changes in fair value occur. At December 31, 2011, the maximum term of the Company's currency derivatives was approximately 12 months.

As a result of the acquisition of Trane in June 2008, the Company assumed a cross currency swap that fixed in U.S. dollars, the currency cash flows on the £60.0 million 8.25% senior notes. These senior notes matured on June 1, 2009 along with the cross currency swap. The cross currency swap met the criteria to be accounted for as a foreign currency cash flow hedge, which allowed for deferral of any associated gains or losses within AOCI until settlement. The deferred gain remaining in AOCI related to the cross currency swap was released into Net earnings upon maturity.

During 2008, the Company discontinued the use of hedge accounting for its commodity hedges at which time the Company recognized into the Consolidated Statement of Income all deferred gains and losses related to its existing commodity hedges at the time of discontinuance. All further gains and losses associated with the Company's commodity derivatives were recorded in Net earnings as changes in fair value occurred. The Company had no commodity derivatives outstanding as of December 31, 2011 and 2010.

Other Derivative Instruments

During the third quarter of 2008, the Company entered into interest rate locks for the forecasted issuance of approximately $1.4 billion of Senior Notes due in 2013 and 2018. These interest rate locks met the criteria to be accounted for as cash flow hedges of a forecasted transaction. Consequently, the changes in fair value of the interest rate locks were recognized in AOCI. No further gain or loss will be recognized in AOCI related to these interest rate locks as the contracts were effectively terminated upon issuance of the underlying debt. However, the amount of AOCI associated with these interest rate locks at the time of termination will be recognized into Interest expense over the term of the notes. At December 31, 2011 and 2010, $9.0 million and $10.8 million, respectively, of losses remained in AOCI related to these interest rate locks. The amount expected to be reclassified into Interest expense over the next twelve months is $1.8 million.

In March 2005, the Company entered into interest rate locks for the forecasted issuance of $300 million of Senior Notes due 2015. These interest rate locks met the criteria to be accounted for as cash flow hedges of a forecasted transaction. Consequently, the changes in fair value of the interest rate locks were recognized in AOCI. No further gain or loss will be recognized in AOCI related to these interest rate locks as the contracts were effectively terminated upon issuance of the underlying debt. However, the amount of AOCI associated with these interest rate locks at the time of termination will be recognized into Interest expense over the term of the notes. At December 31, 2011 and 2010, $4.3 million and $5.4 million, respectively, of losses remained in AOCI related to these interest rate locks. The amount expected to be reclassified into Interest expense over the next twelve months is $1.2 million.

The following table presents the fair values of derivative instruments included within the Consolidated Balance Sheet as of December 31:

	Asset derivatives		Liability derivatives	
In millions	**2011**	**2010**	**2011**	**2010**
Derivatives designated as hedges:				
Currency derivatives	$ 3.1	$ 1.9	$ 0.3	$ 1.7
Derivatives not designated as hedges:				
Currency derivatives	6.2	19.6	21.9	0.9
Total derivatives	$ 9.3	$ 21.5	$ 22.2	$ 2.6

Asset and liability derivatives included in the table above are recorded within Other current assets and Accrued expenses and other current liabilities, respectively, on the Consolidated Balance Sheet.

The following table represents the amounts associated with derivatives designated as hedges affecting the Consolidated Statement of Income and AOCI for the years ended December 31:

	Amount of gain (loss) recognized in AOCI			Location of gain (loss) reclassified from AOCI and recognized into earnings	Amount of gain (loss) reclassified from AOCI and recognized into earnings		
In millions	2011	2010	2009		2011	2010	2009
Currency derivatives	$ 2.4	$ 2.2	$ (7.1)	Other, net	$ 0.1	$ (0.4)	$ 5.3
Interest rate locks	—	—	—	Interest expense	(2.9)	(2.8)	(2.8)
Total	$ 2.4	$ 2.2	$ (7.1)		$ (2.8)	$ (3.2)	$ 2.5

The following table represents the amounts associated with derivatives not designated as hedges affecting the Consolidated Statement of Income for the years ended December 31:

	Location of gain (loss) recognized in earnings	Amount of gain (loss) recognized in earnings		
In millions		2011	2010	2009
Currency derivatives	Other, net	$ (7.4)	$ 56.4	$ 64.2
Commodity derivatives	Other, net	—	—	1.8
Total		$ (7.4)	$ 56.4	$ 66.0

The gains and losses associated with the Company's undesignated currency derivatives are materially offset in the Consolidated Statement of Income by changes in the fair value of the underlying transactions.

Accounts Receivable Purchase Program

On March 31, 2009, the Company expanded its existing Trane accounts receivable purchase program to encompass originators from all four of the business segments. For the year ended December 31, 2009, the Company recorded a cash outflow of approximately $63 million within cash flow from operations, which represented the decrease in the net interests of the receivables sold to the conduits administered by unaffiliated financial institutions. On February 17, 2010, the Company terminated the expanded facility prior to its expiration in March 2010.

Concentration of Credit Risk

The counterparties to the Company's forward contracts consist of a number of investment grade major international financial institutions. The Company could be exposed to losses in the event of nonperformance by the counterparties. However, the credit ratings and the concentration of risk in these financial institutions are monitored on a continuous basis and present no significant credit risk to the Company.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, short-term borrowings and accounts payable are a reasonable estimate of their fair value due to the short-term nature of these instruments.

NOTE 10 – PENSIONS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company sponsors several U.S. defined benefit and defined contribution pension plans covering substantially all of our U.S. employees. Additionally, the Company has many non-U.S. defined benefit and defined contribution pension plans covering non-U.S. eligible employees. Postretirement benefits, other than pensions, provide healthcare benefits, and in some instances, life insurance benefits for certain eligible employees.

Pension Plans

The Company has noncontributory defined benefit pension plans covering substantially all U.S. employees. Most of the plans for non-collectively bargained U.S. employees provide benefits on an average pay formula while most plans for collectively bargained U.S. employees provide benefits on a flat dollar benefit formula. Effective January 1, 2010, non-collectively bargained U.S. employees of Trane began to participate in the Company's primary defined benefit pension plan for U.S. non-collectively bargained employees. In addition, the Company maintains non-U.S. pension plans for certain eligible non-U.S. employees. These plans generally provide benefits based on earnings and years of service. The Company also maintains additional other supplemental plans for officers and other key employees.

In connection with the Hussmann divestiture, the Company transferred its obligation for pension benefits for all current and former employees related to the divestiture that were participants in the Hussmann International Plan.

The following table details information regarding the Company's pension plans at December 31:

In millions	2011	2010
Change in benefit obligations:		
Benefit obligation at beginning of year	$ 3,799.5	$ 3,598.9
Service cost	93.5	87.1
Interest cost	185.5	194.5
Employee contributions	1.9	1.8
Amendments	0.9	4.7
Actuarial (gains) losses	273.4	184.7
Benefits paid	(244.4)	(231.2)
Currency translation	(6.0)	(34.6)
Curtailments and settlements	(254.8)	(1.6)
Other, including expenses paid	(8.4)	(4.8)
Benefit obligation at end of year	$ 3,841.1	$ 3,799.5
Change in plan assets:		
Fair value at beginning of year	$ 3,248.6	$ 2,695.9
Actual return on assets	270.3	316.9
Company contributions	57.3	499.2
Employee contributions	1.9	1.8
Benefits paid	(244.4)	(231.2)
Currency translation	(3.8)	(25.4)
Settlements	(221.1)	(3.8)
Other, including expenses paid	(8.4)	(4.8)
Fair value of assets end of year	$ 3,100.4	$ 3,248.6
Funded status:		
Plan assets less than the benefit obligations	$ (740.7)	$ (550.9)
Amounts included in the balance sheet:		
Other noncurrent assets	$ 4.7	$ 5.1
Accrued compensation and benefits	(14.8)	(40.3)
Postemployment and other benefit liabilities	(730.6)	(477.9)
Liabilities held for sale	—	(37.8)
Net amount recognized	$ (740.7)	$ (550.9)

It is the Company's objective to contribute to the pension plans to ensure adequate funds are available in the plans to make benefit payments to plan participants and beneficiaries when required. However, certain plans are not or cannot be funded due to either legal, accounting, or tax requirements in certain jurisdictions. As of December 31, 2011, approximately five percent of our projected benefit obligation relates to plans that cannot be funded.

The pretax amounts recognized in Accumulated other comprehensive income (loss) were as follows:

In millions	Prior service cost	Net actuarial losses	Total
December 31, 2010	$ (38.2)	$ (1,121.0)	$ (1,159.2)
Current year changes recorded to Accumulated other comprehensive income (loss)	(0.9)	(219.7)	(220.6)
Amortization reclassified to earnings	5.6	51.1	56.7
Settlements/curtailments reclassified to earnings	3.1	90.2	93.3
Currency translation and other	—	(0.6)	(0.6)
December 31, 2011	$ (30.4)	$ (1,200.0)	$ (1,230.4)

Weighted-average assumptions used:

Benefit obligations at December 31,	2011	2010
Discount rate:		
U.S. plans	4.25%	5.00%
Non-U.S. plans	5.00%	5.50%
Rate of compensation increase:		
U.S. plans	4.00%	4.00%
Non-U.S. plans	4.00%	4.50%

The accumulated benefit obligation for all defined benefit pension plans was $3,637.8 million and $3,630.6 million at December 31, 2011 and 2010, respectively. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations more than plan assets were $3,750.6 million, $3,560.1 million and $3,009.3 million, respectively, as of December 31, 2011, and $2,210.5 million, $2,120.9 million and $1,683.2 million, respectively, as of December 31, 2010.

Pension benefit payments are expected to be paid as follows:

In millions	
2012	$ 215.0
2013	211.4
2014	214.1
2015	230.2
2016	227.8
2017 - 2021	1,258.2

The components of the Company's pension related costs for the years ended December 31 include the following:

In millions	2011	2010	2009
Service cost	$ 93.5	$ 87.1	$ 65.4
Interest cost	185.5	194.5	197.2
Expected return on plan assets	(219.6)	(196.3)	(178.4)
Net amortization of:			
Prior service costs	5.6	8.2	8.5
Transition amount	—	0.1	0.2
Plan net actuarial losses	51.1	55.5	59.4
Net periodic pension benefit cost	116.1	149.1	152.3
Net curtailment and settlement (gains) losses	62.5	6.2	2.0
Net periodic pension benefit cost after net curtailment and settlement (gains) losses	$ 178.6	$ 155.3	$ 154.3
Amounts recorded in continuing operations	$ 177.2	$ 148.4	$ 142.9
Amounts recorded in discontinued operations	1.4	6.9	11.4
Total	$ 178.6	$ 155.3	$ 154.3

The curtailment and settlement losses in 2011 are associated with the divestiture of Hussmann, and lump sum distributions under supplemental benefit plans for officers and other key employees. The curtailment and settlement losses in 2010 and 2009 are associated with lump sum distributions under supplemental benefit plans for officers and other key employees.

Pension expense for 2012 is projected to be approximately $158.6 million, utilizing the assumptions for calculating the pension benefit obligations at the end of 2011. The amounts expected to be recognized in net periodic pension cost during the year ended 2012 for prior service cost and plan net actuarial losses are $5.5 million and $59.8 million, respectively.

Weighted-average assumptions used:

Net periodic pension cost for the year ended December 31,	2011	2010	2009
Discount rate:			
U.S. plans	5.00%	5.75%	6.25%
Non-U.S. plans	5.50%	5.50%	6.50%
Rate of compensation increase:			
U.S. plans	4.00%	4.00%	4.00%
Non-U.S. plans	4.50%	4.50%	4.50%
Expected return on plan assets:			
U.S. plans	7.25%	7.75%	7.75%
Non-U.S. plans	6.25%	7.00%	7.25%

The expected long-term rate of return on plan assets reflects the average rate of returns expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. The expected long-term rate of return on plan assets is based on what is achievable given the plan's investment policy, the types of assets held and target asset allocations. The expected long-term rate of return is determined as of the measurement date. The Company reviews each plan and its historical returns and target asset allocations to determine the appropriate expected long-term rate of return on plan assets to be used.

The Company's objective in managing its defined benefit plan assets is to ensure that all present and future benefit obligations are met as they come due. It seeks to achieve this goal while trying to mitigate volatility in plan funded status, contribution and expense by better matching the characteristics of the plan assets to that of the plan liabilities. Prior to 2011, the Company utilized asset/liability modeling studies as the basis for global asset allocation decisions. In 2011, the Company adopted a dynamic approach to asset allocation whereby a plan's allocation to fixed income assets increases progressively over time towards an ultimate target of 90% as a plan moves toward full funding. The Company monitors plan funded status and asset allocation regularly in addition to investment manager performance.

The fair values of the Company's pension plan assets at December 31, 2011 by asset category are as follows:

In millions	Fair value measurements Level 1	Level 2	Level 3	Total fair value
Cash and cash equivalents	$ 1.5	$ 29.0	$ —	$ 30.5
Equity investments:				
Commingled funds – equity specialty[a]	—	863.8	—	863.8
	—	863.8	—	863.8
Fixed income investments:				
U.S. government and agency obligations[b]	—	866.6	—	866.6
Corporate and non-U.S. bonds	—	781.9	—	781.9
Asset-backed and mortgage-backed securities	—	33.6	—	33.6
Commingled funds – fixed income specialty[c]	25.2	410.8	—	436.0
Other fixed income[d]	—	—	21.0	21.0
	25.2	2,092.9	21.0	2,139.1
Derivatives	—	0.1	—	0.1
Real estate[e]	—	—	33.6	33.6
Other[f]	—	—	42.6	42.6
Total assets at fair value	$ 26.7	$ 2,985.8	$ 97.2	$ 3,109.7
Receivables and payables, net				(9.3)
Net assets available for benefits				$ 3,100.4

(a) This class includes commingled funds that focus on equity investments. It includes both indexed and actively managed funds.

(b) This class represents U.S. treasuries and state and municipal bonds.

(c) This class comprises commingled funds that focus on fixed income securities.

(d) This class includes group annuity and guaranteed interest contracts as well as other miscellaneous fixed income securities.

(e) This class includes several private equity funds that invest in real estate. It includes both direct investment funds and funds-of-funds.

(f) This investment comprises the Company's non-significant, non-U.S. pension plan assets. It mostly includes insurance contracts.

The fair values of the Company's pension plan assets at December 31, 2010 by asset category are as follows:

In millions	Fair value measurements Level 1	Level 2	Level 3	Total fair value
Cash and cash equivalents	$ 40.6	$ 169.6	$ —	$ 210.2
Equity investments:				
Commingled funds – equity specialty[(a)]	—	1,381.4	—	1,381.4
	—	1,381.4	—	1,381.4
Fixed income investments:				
U.S. government and agency obligations[(b)]	—	449.0	—	449.0
Corporate and non-U.S. bonds	—	532.3	—	532.3
Asset-backed and mortgage-backed securities	—	202.6	—	202.6
Commingled funds – fixed income specialty[(c)]	25.4	369.8	—	395.2
Other fixed income[(d)]	—	—	22.2	22.2
	25.4	1,553.7	22.2	1,601.3
Derivatives	—	(0.4)	—	(0.4)
Real estate[(e)]	—	—	28.5	28.5
Other[(f)]	—	—	45.4	45.4
Total assets at fair value	$ 66.0	$ 3,104.3	$ 96.1	$ 3,266.4
Receivables and payables, net				(17.8)
Net assets available for benefits				$ 3,248.6

(a) This class includes commingled funds that focus on equity investments. It includes both indexed and actively managed funds.

(b) This class represents U.S. treasuries and state and municipal bonds.

(c) This class comprises commingled funds that focus on fixed income securities.

(d) This class includes group annuity and guaranteed interest contracts as well as other miscellaneous fixed income securities.

(e) This class includes several private equity funds that invest in real estate. It includes both direct investment funds and funds-of-funds.

(f) This investment comprises the Company's non-significant, non-U.S. pension plan assets. It mostly includes insurance contracts.

Cash equivalents are valued using a market approach with inputs including quoted market prices for either identical or similar instruments. Fixed income securities are valued through a market approach with inputs including, but not limited to, benchmark yields, reported trades, broker quotes and issuer spreads. Commingled funds are valued at their daily net asset value (NAV) per share or the equivalent. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. Private real estate fund values are reported by the fund manager and are based on valuation or appraisal of the underlying investments.

See Note 11 for additional information related to the fair value hierarchy defined by ASC 820.

The Company made required and discretionary contributions to its pension plans of $57.3 million in 2011, $499.2 million in 2010, and $113.5 million in 2009. The Company currently projects that it will contribute approximately $98.3 million to its plans worldwide in 2012. The Company's policy allows it to fund an amount, which could be in excess of or less than the pension cost expensed, subject to the limitations imposed by current tax regulations. The Company anticipates funding the plans in 2012 in accordance with contributions required by funding regulations or the laws of each jurisdiction.

Most of the Company's U.S. employees are covered by savings and other defined contribution plans. Employer contributions are determined based on criteria specific to the individual plans and amounted to approximately $79.2 million, $69.9 million, and $86.0 million in 2011, 2010 and 2009, respectively. The Company's contributions relating to non-U.S. defined contribution plans and other non-U.S. benefit plans were $28.8 million, $20.4 million and $19.5 million in 2011, 2010 and 2009, respectively.

Multiemployer Pension Plans

The Company also participates in a number of multiemployer defined benefit pension plans related to collectively bargained U.S. employees of Trane. The Company's contributions, and the administration of the fixed retirement payments, are determined by the terms of the related collective-bargaining agreements. These multiemployer plans pose different risks to the Company than single-employer plans, including:

1. The Company's contributions to multiemployer plans may be used to provide benefits to all participating employees of the program, including employees of other employers.
2. In the event that another participating employer ceases contributions to a plan, the Company may be responsible for any unfunded obligations along with the remaining participating employers.
3. If the Company chooses to withdraw from any of the multiemployer plans, the Company may be required to pay a withdrawal liability, based on the underfunded status of the plan.

As of December 31, 2011, the Company does not contribute to any plans which are individually significant, nor is the Company an individually significant contributor to any of these plans. Total contributions to multiemployer plans, excluding Hussmann, for the years ended December 31 were as follows:

In millions	2011	2010	2009
Total contributions	$ 5.2	$ 4.8	$ 4.1

Contributions to these plans may increase in the event that any of these plans are underfunded.

During 2011, the Company divested the Hussmann Business and Branches which participated in various multiemployer pension plans. For the years ended December 31, 2011, 2010, and 2009, the Company contributed approximately $6.4 million, $9.4 million and $8.6 million, respectively, to such plans. These contributions will not occur in future periods.

Postretirement Benefits Other Than Pensions

The Company sponsors several postretirement plans that provide for healthcare benefits, and in some instances, life insurance benefits that cover certain eligible employees. These plans are unfunded and have no plan assets, but are instead funded by the Company on a pay-as-you-go basis in the form of direct benefit payments. Generally, postretirement health benefits are contributory with contributions adjusted annually. Life insurance plans for retirees are primarily noncontributory.

In March 2010, the Patient Protection and Affordable Care Act and the Healthcare and Education Reform Reconciliation Bill of 2010 (collectively, the Healthcare Reform Legislation) were signed into law. The Healthcare Reform Legislation contains provisions which could impact our accounting for retiree medical benefits in future periods. The retiree medical plans currently receive the retiree drug subsidy under Medicare Part D. No later than 2014, a significant portion of the drug coverage will be moved to an Employer Group Waiver Plan while retaining the same benefit provisions. This change allowable under the Healthcare Reform Legislation resulted in an actuarial gain which decreased the December 31, 2010 retiree medical plan liability, as well as the net actuarial losses in other comprehensive income by $41.1 million.

The Company will continue to monitor the Healthcare Reform Legislation to review provisions which could impact its accounting for retiree medical benefits in future periods. The Company may consider future plan amendments, which may have accounting implications as further regulations are promulgated and interpretations of the legislation become available. Additionally, the Company continues to monitor the individual market place for post-65 retiree medical coverage and will consider amendments to its health plans, which may have accounting implications on its plans.

In connection with the Hussmann divestiture, the Company transferred its obligation for postretirement benefits other than pensions for all current and former employees related to the divestiture.

The following table details information regarding the Company's postretirement plans at December 31:

In millions	2011	2010
Change in benefit obligations:		
Benefit obligation at beginning of year	$ 883.0	$ 979.4
Service cost	8.4	8.9
Interest cost	42.0	48.1
Plan participants' contributions	20.5	20.7
Actuarial (gains) losses	63.3	(86.2)
Benefits paid, net of Medicare Part D subsidy *	(81.2)	(83.4)
Settlements/curtailments	(12.7)	—
Amendments	(2.2)	(5.5)
Other	(1.2)	1.0
Benefit obligations at end of year	$ 919.9	$ 883.0

* Amounts are net of Medicare Part D subsidy of $7.4 and $7.9 million in 2011 and 2010, respectively

	2011	2010
Funded status:		
Plan assets less than benefit obligations	$ (919.9)	$ (883.0)
Amounts included in the balance sheet:		
Accrued compensation and benefits	$ (71.8)	$ (75.3)
Postemployment and other benefit liabilities	(848.1)	(794.3)
Liabilities held for sale	—	(13.4)
Total	$ (919.9)	$ (883.0)

The pretax amounts recognized in Accumulated other comprehensive income (loss) were as follows:

In millions	Prior service gains	Net actuarial losses	Total
Balance at December 31, 2010	$ 6.3	$ (113.0)	$ (106.7)
Current year changes recorded to Accumulated other comprehensive income (loss)	2.2	(63.3)	(61.1)
Amortization reclassified to earnings	(3.5)	1.6	(1.9)
Settlements/curtailments reclassified to earnings	—	2.6	2.6
Currency translation and other	—	(0.1)	(0.1)
Balance at December 31, 2011	$ 5.0	$ (172.2)	$ (167.2)

The components of net periodic postretirement benefit (income) cost for the years ended December 31 were as follows:

In millions	2011	2010	2009
Service cost	$ 8.4	$ 8.9	$ 9.0
Interest cost	42.0	48.1	55.8
Net amortization of:			
Prior service gains	(3.5)	(3.4)	(3.2)
Net actuarial losses	1.6	11.0	11.6
Net periodic postretirement benefit cost	48.5	64.6	73.2
Net curtailment and settlement (gains) losses	(10.1)	—	(0.5)
Net periodic postretirement benefit (income) cost after net curtailment and settlement (gains) losses	$ 38.4	$ 64.6	$ 72.7
Amounts recorded in continuing operations	$ 20.9	$ 39.4	$ 43.9
Amounts recorded in discontinued operations	17.5	25.2	28.8
Total	$ 38.4	$ 64.6	$ 72.7

The curtailment and settlement gains and losses in 2011 are associated with the divestiture of Hussmann. The curtailment and settlement gains and losses in 2009 are associated with the restructuring of U.S. operations. Postretirement cost for 2012 is projected to be $51.8 million. Amounts expected to be recognized in net periodic postretirement benefits cost in 2012 for prior service gains and plan net actuarial losses are $1.3 million and $8.5 million, respectively.

Assumptions:	2011	2010	2009
Weighted-average discount rate assumption to determine:			
Benefit obligations at December 31	4.00%	5.00%	5.50%
Net periodic benefit cost	5.00%	5.50%	6.25%
Assumed health-care cost trend rates at December 31:			
Current year medical inflation	8.45%	8.85%	9.25%
Ultimate inflation rate	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2021	2021	2021

A 1% change in the medical trend rate assumed for postretirement benefits would have the following effects at December 31, 2011:

In millions	1% Increase	1% Decrease
Effect on total of service and interest cost components	$ 1.8	$ (1.7)
Effect on postretirement benefit obligation	42.5	(37.1)

Benefit payments for postretirement benefits, which are net of expected plan participant contributions and Medicare Part D subsidy, are expected to be paid as follows:

In millions	
2012	$ 73.2
2013	72.5
2014	70.1
2015	69.1
2016	68.5
2017 - 2021	321.1

NOTE 11 – FAIR VALUE MEASUREMENTS

ASC 820 establishes a framework for measuring fair value that is based on the inputs market participants use to determine the fair value of an asset or liability and establishes a fair value hierarchy to prioritize those inputs. The fair value hierarchy outlined in ASC 820 is comprised of three levels that are described below:

- Level 1 – Inputs based on quoted prices in active markets for identical assets or liabilities.
- Level 2 – Inputs other than Level 1 quoted prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.
- Level 3 – Unobservable inputs based on little or no market activity and that are significant to the fair value of the assets and liabilities.

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability based on the best information available under the circumstances. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Assets and liabilities measured at fair value on a recurring basis at December 31, 2011 are as follows:

In millions	Fair value measurements			Total fair value
	Level 1	Level 2	Level 3	
Assets:				
Cash and cash equivalents	$ 1,160.7	$ —	$ —	$ 1,160.7
Marketable securities	10.4	—	—	10.4
Derivative instruments	—	9.3	—	9.3
Benefit trust assets	13.3	156.2	—	169.5
Total	$ 1,184.4	$ 165.5	$ —	$ 1,349.9
Liabilities:				
Derivative instruments	$ —	$ 22.2	$ —	$ 22.2
Benefit trust liabilities	15.9	162.4	—	178.3
Total	$ 15.9	$ 184.6	$ —	$ 200.5

Assets and liabilities measured at fair value on a recurring basis at December 31, 2010 are as follows:

In millions	Fair value measurements			Total fair value
	Level 1	Level 2	Level 3	
Assets:				
Cash and cash equivalents	$ 1,014.3	$ —	$ —	$ 1,014.3
Marketable securities	15.5	—	—	15.5
Derivative instruments	—	21.5	—	21.5
Benefit trust assets	17.3	155.2	—	172.5
Total	$ 1,047.1	$ 176.7	$ —	$ 1,223.8
Liabilities:				
Derivative instruments	$ —	$ 2.6	$ —	$ 2.6
Benefit trust liabilities	17.4	178.4	—	195.8
Total	$ 17.4	$ 181.0	$ —	$ 198.4

See Note 10 for disclosure of fair value measurements related to the Company's pension assets.

ASC 820 defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair value of its financial assets and liabilities using the following methodologies:

- *Cash and cash equivalents* – These amounts include cash on hand, demand deposits and all highly liquid investments with original maturities at the time of purchase of three months or less and are held in U.S and non-U.S. currencies.
- *Marketable securities* – These securities include investments in publicly traded stock of non-U.S. companies held by non-U.S. subsidiaries of the Company. The fair value is obtained for the securities based on observable market prices quoted on public stock exchanges.
- *Derivative instruments* – These instruments include forward contracts related to non-U.S. currencies. The fair value of the derivative instruments are determined based on a pricing model that uses inputs from actively quoted currency markets that are readily accessible and observable.
- *Benefit trust assets* – These assets include money market funds and insurance contracts that are the underlying for the benefit assets. The fair value of the assets is based on observable market prices quoted in a readily accessible and observable market.
- *Benefit trust liabilities* – These liabilities include deferred compensation and executive death benefits. The fair value is based on the underlying investment portfolio of the deferred compensation and the specific benefits guaranteed in a death benefit contract with each executive.

These methodologies used by the Company to determine the fair value of its financial assets and liabilities at December 31, 2011 are the same as those used at December 31, 2010. There have been no significant transfers between Level 1 and Level 2 categories.

NOTE 12 – EQUITY

Ordinary Shares

At December 31, 2011, a reconciliation of ordinary shares is as follows:

In millions	**Total**
December 31, 2010	328.2
Shares issued under incentive plans	5.2
Repurchase of ordinary shares	(36.3)
December 31, 2011	297.1

In the second quarter of 2011, the Board of Directors authorized the repurchase of up to $2.0 billion of the Company's ordinary shares under a new share repurchase program. On June 8, 2011, the Company commenced share repurchases under this program. During the year ended December 31, 2011, the Company repurchased 36.3 million shares for approximately $1.2 billion. These repurchases were accounted for as a reduction of Ordinary shares and Capital in excess of par value as they were canceled upon repurchase.

In December 2011, the Company declared a dividend of $0.16 per ordinary share payable on March 30, 2012 to shareholders of record on March 12, 2012. This represents a non-cash financing activity and has been excluded from the Consolidated Statement of Cash Flows. The cash impact of the dividend will be reflected in the Consolidated Statement of Cash Flows when paid.

The authorized share capital of IR-Ireland is 1,185,040,000 shares, consisting of (1) 1,175,000,000 ordinary shares, par value $1.00 per share, (2) 40,000 ordinary shares, par value EUR 1.00 and (3) 10,000,000 preference shares, par value $0.001 per share. No preference shares were outstanding at December 31, 2011 or 2010.

Accumulated Other Comprehensive Income (Loss)
The components of Accumulated other comprehensive income (loss) are as follows:

In millions	2011	2010
Foreign currency translation adjustment	$ 348.0	$ 506.1
Change in fair value of derivatives qualifying as cash flow hedges, net of tax	0.7	(4.1)
Unrealized loss on marketable securities, net of tax	(5.2)	(1.3)
Pension and postretirement obligation adjustments, net of tax	(897.1)	(825.7)
Accumulated other comprehensive income (loss)	$ (553.6)	$ (325.0)

NOTE 13 – SHARE-BASED COMPENSATION

The Company records share-based compensation awards using a fair value method and recognizes compensation expense for an amount equal to the fair value of the share-based payment issued in its Consolidated Financial Statements. The Company's share-based compensation plans include programs for stock options, restricted stock units (RSUs), stock appreciation rights (SARs), performance share units (PSUs) and deferred compensation.

Under the Company's incentive stock plan, the total number of ordinary shares authorized by the shareholders is 27.0 million, of which 9.1 million remains available as of December 31, 2011 for future incentive awards.

Compensation Expense
Share-based compensation expense related to continuing operations is included in Selling and administrative expenses within the Consolidated Statement of Income. The following table summarizes the expenses recognized:

In millions	2011	2010	2009
Stock options	$ 22.3	$ 30.8	$ 36.8
RSUs	21.1	13.7	6.6
Performance shares	(0.5)	28.6	22.4
Deferred compensation	1.1	1.5	2.7
SARs and other	(0.9)	1.3	2.4
Pre-tax expense	43.1	75.9	70.9
Tax benefit	16.5	29.0	27.1
After tax expense	$ 26.6	$ 46.9	$ 43.8
Amounts recorded in continuing operations	$ 26.6	$ 46.8	$ 43.8
Amounts recorded in discontinued operations	—	0.1	—
Total	$ 26.6	$ 46.9	$ 43.8

Stock Options / RSUs
The Company's equity grant approach allows for eligible participants to receive (i) stock options, (ii) RSUs or (iii) a combination of both stock options and RSUs. The average fair value of the stock options granted for the year ended December 31, 2011 and 2010 was estimated to be $13.99 per share and $10.16 per share, respectively, using the Black-Scholes option-pricing model. The following assumptions were used:

	2011	2010
Dividend yield	1.33%	1.43%
Volatility	34.81%	37.38%
Risk-free rate of return	2.45%	2.36%
Expected life (in years)	5.3	5.1

The fair value of each of the Company's stock option and RSU awards is expensed on a straight-line basis over the required service period, which is generally the three-year vesting period. However, for stock options and RSUs granted to retirement eligible employees, the Company recognizes expense for the fair value at the grant date. Expected volatility is based on the historical volatility from traded options on the Company's stock.

The risk-free rate of return is based on the yield curve of a zero-coupon U.S. Treasury bond on the date the award is granted with a maturity equal to the expected term of the award. Historical data is used to estimate forfeitures within the Company's valuation model. The Company's expected life of the stock option awards is derived from historical experience and represents the period of time that awards are expected to be outstanding.

Changes in options outstanding under the plans for the years 2009, 2010 and 2011 are as follows:

	Shares subject to option	Weighted-average exercise price	Aggregate intrinsic value (millions)	Weighted-average remaining life
December 31, 2008	27,215,227	$ 31.11		
Granted	4,165,032	17.34		
Exercised	(1,543,323)	21.45		
Cancelled	(1,978,853)	31.99		
December 31, 2009	27,858,083	29.54		
Granted	2,631,467	31.72		
Exercised	(7,255,729)	20.81		
Cancelled	(1,527,593)	35.63		
December 31, 2010	21,706,228	32.30		
Granted	1,834,564	44.99		
Exercised	(4,275,088)	30.00		
Cancelled	(650,428)	35.36		
Outstanding December 31, 2011	18,615,276	$ 33.97	$ 52.3	4.8
Exercisable December 31, 2011	14,007,462	$ 33.99	$ 37.8	3.9

The following table summarizes information concerning currently outstanding and exercisable options:

Range of exercise price			Options outstanding			Options exercisable		
			Number outstanding at December 31, 2011	Weighted-average remaining life	Weighted-average exercise price	Number outstanding at December 31, 2011	Weighted-average remaining life	Weighted-average exercise price
$ —	—	$ 10.00	112	0.1	$ 9.98	112	0.1	$ 9.98
10.01	—	20.00	3,351,200	4.7	16.95	2,293,386	4.0	17.03
20.01	—	30.00	1,198,010	3.3	24.64	1,190,010	3.3	24.62
30.01	—	40.00	9,303,154	4.4	35.83	7,464,759	3.8	36.84
40.01	—	50.00	4,634,428	5.9	44.46	2,994,195	4.4	43.19
50.01	—	60.00	128,372	6.0	52.26	65,000	5.8	53.82
$ 9.98	—	$ 55.22	18,615,276	4.8	$ 33.97	14,007,462	3.9	$ 33.99

At December 31, 2011, there was $21.5 million of total unrecognized compensation cost from stock option arrangements granted under the plan, which is primarily related to unvested shares of non-retirement eligible employees. The aggregate intrinsic value of options exercised during the year ended December 31, 2011 and 2010 was $76.2 million and $142.1 million, respectively. Generally, stock options vest ratably over a three-year period from their date of grant and expire at the end of ten years.

For RSUs granted to retirement eligible employees, the Company recognizes expense for the fair value of the RSUs at the grant date.

The following table summarizes RSU activity for the years 2009, 2010 and 2011:

	RSUs	Weighted-average grant date fair value
Outstanding and unvested at December 31, 2008	—	$ —
Granted	921,182	16.85
Vested	(6,521)	16.85
Cancelled	(49,905)	16.85
Outstanding and unvested at December 31, 2009	864,756	$ 16.85
Granted	839,865	32.22
Vested	(290,868)	16.95
Cancelled	(113,579)	23.71
Outstanding and unvested at December 31, 2010	1,300,174	$ 26.14
Granted	672,185	43.87
Vested	(512,614)	24.20
Cancelled	(152,572)	34.87
Outstanding and unvested at December 31, 2011	1,307,173	$ 35.00

At December 31, 2011, there was $24.2 million of total unrecognized compensation cost from RSU arrangements granted under the plan, which is related to unvested shares of non-retirement eligible employees.

Performance Shares

The Company has a Performance Share Program (PSP) for key employees. The program provides awards in the form of PSUs based on performance against pre-established objectives. The annual target award level is expressed as a number of the Company's ordinary shares. All PSUs are settled in the form of ordinary shares. As of December 31, 2011, the Company's target award level for eligible employees is approximately 1.3 million shares.

On October 4, 2008, the Compensation Committee approved certain changes to the Company's long-term incentive compensation programs to be implemented beginning with the 2009 performance year. Under these changes, the performance period under the Company's PSP Program was changed from one year to three years starting with year 2009 in order to increase the long-term nature of incentive compensation for PSP participants. In addition, these PSUs are based on the Company's relative EPS growth as compared to the industrial group of companies in the S&P 500 Index over the three-year performance period. To transition between the previous one-year PSP program and the revised three-year PSP program, there was a one-time PSU award with a two-year performance period for 2009 through 2010, which was based on the Company's EPS growth relative to the industrial group of companies in the S&P 500 Index and the publicly announced Trane acquisition synergy savings.

The following table summarizes PSU activity for the maximum number of shares that may be issued for the years 2009, 2010 and 2011:

	Performance shares	Weighted-average grant date fair value
Outstanding and unvested at December 31, 2008	830,790	$ 40.56
Granted	3,764,964	16.85
Vested	(286,790)	43.52
Forfeited	(637,590)	30.85
Outstanding and unvested at December 31, 2009	3,671,374	$ 17.70
Granted	937,788	32.39
Vested	(140,904)	39.00
Forfeited	(699,552)	18.74
Outstanding and unvested at December 31, 2010	3,768,706	$ 20.36
Granted	614,006	46.66
Vested	(633,504)	16.95
Forfeited	(1,116,212)	19.31
Outstanding and unvested at December 31, 2011	2,632,996	$ 27.76

At December 31, 2011, there was $21.8 million of total unrecognized compensation cost from the PSP Program based on current performance, which is related to unvested shares. This compensation will be recognized over the required service period, which is generally the three-year vesting period.

SARs

All SARs outstanding as of December 31, 2011 are vested and expire ten years from the date of grant. All SARs exercised are settled with the Company's ordinary shares.

The following table summarizes the information for currently outstanding SARs:

	Shares subject to exercise	Weighted-average exercise price	Aggregate intrinsic value (millions)	Weighted-average remaining life
Outstanding at December 31, 2008	1,073,472	$ 34.02		
Granted	—	—		
Exercised	(29,038)	22.73		
Cancelled	(73,662)	36.18		
Outstanding at December 31, 2009	970,772	34.19		
Granted	—	—		
Exercised	(273,724)	31.44		
Cancelled	(86,066)	35.38		
Outstanding at December 31, 2010	610,982	35.31		
Granted	—	—		
Exercised	(115,419)	32.40		
Cancelled	(17,184)	28.98		
Outstanding at December 31, 2011	478,379	$ 36.24	$ 0.3	2.6
Exercisable at December 31, 2011	478,379	$ 36.24	$ 0.3	2.6

Note: The Company did not grant SARs during 2009, 2010, and 2011 and does not anticipate further granting in the future.

Deferred Compensation

The Company allows key employees to defer a portion of their eligible compensation into a number of investment choices, including its ordinary share equivalents. Any amounts invested in ordinary share equivalents will be settled in ordinary shares of the Company at the time of distribution.

Other Plans

The Company has issued stock grants as an incentive plan for certain key employees, with varying vesting periods. All stock grants are settled with the Company's ordinary shares. At December 31, 2011, there were 45,099 stock grants outstanding, all of which were vested.

NOTE 14 – RESTRUCTURING ACTIVITIES

Restructuring charges recorded during the years ended December 31 were as follows:

In millions	2011		2010	2009
Climate Solutions	$ 14.9		$ 23.7	$ 35.9
Residential Solutions	2.7		0.6	8.9
Industrial Technologies	6.7	*	17.9	27.1
Security Technologies	(0.3)	**	3.1	23.9
Corporate and Other	0.3		—	13.2
Total	$ 24.3		$ 45.3	$ 109.0
Cost of goods sold	$ 6.8		$ 29.1	$ 56.4
Selling and administrative expenses	17.5		16.2	52.6
Total	$ 24.3		$ 45.3	$ 109.0

The changes in the restructuring reserve were as follows:

In millions	Climate Solutions	Residential Solutions	Industrial Technologies		Security Technologies		Corporate and Other	Total
December 31, 2009	$ 14.5	$ 7.8	$ 4.3		$ 18.2		$ 8.3	$ 53.1
Additions, net of reversals	23.7	0.6	17.9		3.1		—	45.3
Cash and non-cash uses	(33.6)	(5.2)	(11.6)		(12.3)		(4.9)	(67.6)
Currency translation	(1.4)	—	(0.5)		(0.9)		—	(2.8)
December 31, 2010	3.2	3.2	10.1		8.1		3.4	28.0
Additions, net of reversals	14.9	2.7	6.7	*	(0.3)	**	0.3	24.3
Cash and non-cash uses	(14.2)	(4.3)	(12.6)		(6.2)		(2.0)	(39.3)
Currency translation	—	—	—		0.1		—	0.1
December 31, 2011	$ 3.9	$ 1.6	$ 4.2		$ 1.7		$ 1.7	$ 13.1

* Amount includes the reversal of $6.7 million of previously accrued restructuring charges.

** Amount includes the reversal of $2.2 million of previously accrued restructuring charges.

In October 2008, the Company announced an enterprise wide restructuring program necessitated by the lower demand in many of the Company's end markets resulting from the overall deterioration in global economic conditions that began in the second half of 2008 and continued through 2009. The program included streamlining the footprint of manufacturing facilities and reducing the general and administrative cost base across all segments of the Company. During 2009, the Company incurred costs of $109.0 million associated with this program

During 2011 and 2010, the Company incurred costs of $24.3 million and $45.3 million, respectively, associated with ongoing restructuring actions. These actions included workforce reductions as well as the closure and consolidation of manufacturing facilities in an effort to increase efficiencies across multiple lines of business. Due to changes in various economic factors, the Company made a decision in the first quarter of 2011 to continue operating a facility for which the Company had previously accrued approximately $6.7 million of restructuring charges. In the second quarter of 2011, the Company released approximately $2.2 million of previously accrued restructuring charges as a result of the decision to discontinue a portion of the Company's restructuring plans. As of December 31, 2011, the Company had $13.1 million accrued for costs associated with its ongoing restructuring actions, of which a majority is expected to be paid within one year.

NOTE 15 – OTHER, NET

At December 31, the components of Other, net were as follows:

In millions		2011		2010		2009
Interest income	$	25.9	$	15.2	$	12.6
Exchange gain (loss)		2.8		0.9		(36.2)
Earnings (loss) from equity investments		(3.5)		—		—
Other		7.8		16.4		34.3
Other, net	$	33.0	$	32.5	$	10.7

The Company made a change in classification to certain earnings from equity investments deemed to be integral to its operations from Other, net to Cost of goods sold. This change in classification had a $9.8 million and $8.0 million impact, respectively, on the Consolidated Statement of Income for the years ended December 31, 2010 and 2009. Included within Earnings (loss) from equity investments for 2011, subsequent to the Hussmann divestiture transaction dates, is a $3.5 million equity loss on the Hussmann equity investment.

Included in Exchange gain (loss) in 2009 is a $24 million charge associated with the devaluation in the Venezuelan Bolivar. At December 31, 2009, the Company remeasured its foreign currency receivables and payables associated with the Venezuelan Bolivar at the parallel rate of 6.0 Bolivars for each U.S. dollar. This was based on the Company's inability to settle certain transactions through the official government channels in an expeditious manner. Previously, the Company remeasured all foreign currency transactions at the official rate of 2.15 Bolivars to the U.S. dollar. In addition, effective January 1, 2010, Venezuela was designated highly inflationary, as the blended Consumer Price Index/National Consumer Price Index reached cumulative three-year inflation in excess of 100% during the fourth quarter of 2009. Accordingly, the U.S. dollar was determined to be the functional currency of the Company's Venezuelan subsidiaries and all foreign currency fluctuations during 2011 and 2010 have been recorded in Other, net. On May 17, 2010, the government of Venezuela effectively closed down the parallel market claiming it was a significant cause of inflation in Venezuela. On June 9, 2010, a new parallel market (SITME) opened under control of the Central Bank at which time the Company began utilizing it for currency exchange, subject to any limitations under local regulations. Effective August 2011, we began utilizing the official rate (now 4.29 Bolivars to the U.S. dollar) for re-measurement purposes due to our increased ability to settle transactions at that rate.

In 2009, the Company recorded income of approximately $25 million primarily related to a favorable settlement with an insurance carrier associated with a portion of the Company's asbestos obligation, which is included in Other in the table above.

NOTE 16 – INCOME TAXES

Earnings before income taxes for the years ended December 31 were taxed within the following jurisdictions:

In millions		2011		2010		2009
United States	$	(718.0)	$	(38.7)	$	(293.9)
Non-U.S.		1,331.3		1,049.4		888.2
Total	$	613.3	$	1,010.7	$	594.3

The components of the Provision for income taxes for the years ended December 31 were as follows:

In millions	2011	2010	2009
Current tax expense (benefit):			
United States	$ 59.2	$ 31.0	$ (22.7)
Non-U.S.	202.6	114.5	141.1
Total:	261.8	145.5	118.4
Deferred tax expense (benefit):			
United States	(120.0)	84.9	10.8
Non-U.S.	45.4	(2.3)	(47.7)
Total:	(74.6)	82.6	(36.9)
Total tax expense (benefit):			
United States	(60.8)	115.9	(11.9)
Non-U.S.	248.0	112.2	93.4
Total	$ 187.2	$ 228.1	$ 81.5

The Provision for income taxes differs from the amount of income taxes determined by applying the applicable U.S. statutory income tax rate to pretax income, as a result of the following differences:

	Percent of pretax income		
	2011	2010	2009
Statutory U.S. rate	35.0%	35.0%	35.0%
Increase (decrease) in rates resulting from:			
Subsidiaries results subject to non-U.S. tax rates(1)	(32.7)	(17.7)	(30.2)
U.S. tax on non-U.S. earnings(1)	4.8	2.4	9.6
State and local income taxes(1)	(4.7)	—	9.2
Non-deductible goodwill write-off - Hussmann	23.2	—	—
Reserves for uncertain tax positions	5.8	0.1	(3.3)
Impact of change in taxation of retiree drugs subsidy	—	4.0	—
Provision to return and other true-up adjustments	0.5	(0.2)	(6.0)
Other adjustments	(1.4)	(1.0)	(0.6)
Effective tax rate	30.5%	22.6%	13.7%

(1) Net of changes in valuation allowances

Tax incentives, in the form of tax holidays, have been granted to the Company in certain jurisdictions to encourage industrial development. The expiration of these tax holidays varies by country. The tax holidays are conditional on the Company meeting certain employment and investment thresholds. The most significant tax holidays relate to the Company's qualifying locations in Ireland, China and Puerto Rico. The benefit for the tax holidays for the years ended December 31, 2011 and 2010 was $15.2 million and $10.1 million, respectively.

At December 31, a summary of the deferred tax accounts were as follows:

In millions	2011	2010
Deferred tax assets:		
Inventory and accounts receivable	$ 26.8	$ 34.9
Fixed assets and intangibles	4.0	2.6
Postemployment and other benefit liabilities	814.3	750.2
Product liability	258.7	282.7
Other reserves and accruals	213.8	210.9
Net operating losses and credit carryforwards	1,002.9	1,075.4
Other	148.7	169.7
Gross deferred tax assets	2,469.2	2,526.4
Less: deferred tax valuation allowances	(333.8)	(378.7)
Deferred tax assets net of valuation allowances	$ 2,135.4	$ 2,147.7
Deferred tax liabilities:		
Inventory and accounts receivable	$ (44.9)	$ (48.5)
Fixed assets and intangibles	(2,149.3)	(2,324.1)
Postemployment and other benefit liabilities	(4.6)	(2.9)
Other reserves and accruals	(6.6)	(12.5)
Other	(74.3)	(85.0)
Gross deferred tax liabilities	(2,279.7)	(2,473.0)
Net deferred tax assets (liabilities)	$ (144.3)	$ (325.3)

At December 31, 2011, no deferred taxes have been provided for any portion of the $6.6 billion of undistributed earnings of the Company's subsidiaries, since these earnings have been, and under current plans will continue to be, permanently reinvested in these subsidiaries. It is not practicable to estimate the amount of additional taxes which may be payable upon distribution.

At December 31, 2011, the Company had the following operating loss and tax credit carryforwards available to offset taxable income in prior and future years:

In millions	Amount	Expiration Period
U.S. Federal net operating loss carryforwards	$ 1,613.1	2012-2031
U.S. Federal credit carryforwards	85.4	2014-2031
U.S. State net operating loss carryforwards	3,342.1	2012-2031
Non-U.S. net operating loss carryforwards	1,124.7	2012-Unlimited
Non-U.S. credit carryforwards	8.9	Unlimited

The amount of net operating loss carryforwards for which a benefit would be recorded in additional paid in capital when realized is $176.3 million.

The U.S. state net operating loss carryforwards were incurred in various jurisdictions. The non-U.S. net operating loss carryforwards were incurred in various jurisdictions, predominantly in Barbados, Belgium, Brazil, Germany, Spain, and the United Kingdom.

Activity associated with the Company's valuation allowance is as follows:

In millions	2011	2010	2009
Beginning balance	$ 378.7	$ 352.6	$ 247.8
Increase to valuation allowance	17.0	106.9	166.0
Decrease to valuation allowance	(52.2)	(45.9)	(17.8)
Other deductions	(1.5)	(1.5)	(4.9)
Write off against valuation allowance	—	—	(41.3)
Acquisition and purchase accounting	—	—	(38.9)
Accumulated other comprehensive income (loss)	(8.2)	(33.4)	41.7
Ending balance	$ 333.8	$ 378.7	$ 352.6

The Company has total unrecognized tax benefits of $536.9 million and $534.1 million as of December 31, 2011, and December 31, 2010, respectively. The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate are $467.5 million as of December 31, 2011. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

In millions	2011	2010	2009
Beginning balance	$ 534.1	$ 525.1	$ 589.6
Additions based on tax positions related to the current year	16.7	14.1	25.2
Additions based on tax positions related to acquisitions	—	—	—
Additions based on tax positions related to prior years	64.9	116.3	80.5
Reductions based on tax positions related to prior years	(63.6)	(101.4)	(121.8)
Reductions related to settlements with tax authorities	(3.7)	(11.9)	(33.4)
Reductions related to lapses of statute of limitations	(10.4)	(6.0)	(18.9)
Translation (gain)/loss	(1.1)	(2.1)	3.9
Ending balance	$ 536.9	$ 534.1	$ 525.1

In connection with Trane's spin-off of WABCO Holdings Inc. (WABCO), Trane and WABCO entered into a tax sharing agreement for the allocation of pre spin-off taxes. Of the total unrecognized tax benefit of $536.9 million at December 31, 2011, WABCO has agreed to indemnify Trane for $7.6 million, which is reflected in an other long-term receivable account.

The Company records interest and penalties associated with the uncertain tax positions within its Provision for income taxes. The Company had reserves associated with interest and penalties, net of tax, of $108.3 million and $100.4 million at December 31, 2011, and December 31, 2010, respectively. For the year ended December 31, 2011 and December 31, 2010, the Company recognized $12.3 million and $19.1 million, respectively, in interest and penalties net of tax related to these uncertain tax positions.

It is reasonably possible that the total amount of unrecognized tax benefits could change within 12 months as a result of settlements of ongoing tax examinations resulting in a decrease of approximately $21.4 million in the unrecognized tax benefits.

The provision for income taxes involves a significant amount of management judgment regarding interpretation of relevant facts and laws in the jurisdictions in which the Company operates. Future changes in applicable laws, projected levels of taxable income and tax planning could change the effective tax rate and tax balances recorded by the Company. In addition, tax authorities periodically review income tax returns filed by the Company and can raise issues regarding its filing positions, timing and amount of income or deductions, and the allocation of income among the jurisdictions in which the Company operates. A significant period of time may elapse between the filing of an income tax return and the ultimate resolution of an issue raised by a revenue authority with respect to that return. In the normal course of business the Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Brazil, Canada, Germany, Ireland, Italy, the Netherlands and the United States. In general, the examination of the Company's material tax returns is completed for the years prior to 2001, with certain matters being resolved through appeals and litigation.

On July 20, 2007, the Company received a notice from the IRS containing proposed adjustments to the Company's tax filings in connection with an audit of the 2001 and 2002 tax years. The IRS did not contest the validity of the Company's reincorporation in Bermuda. The most significant adjustments proposed by the IRS involve treating the entire intercompany debt incurred in connection with the Company's reincorporation in Bermuda as equity. As a result of this recharacterization, the IRS disallowed the deduction of interest paid on the debt and imposed dividend withholding taxes on the payments denominated as interest. The IRS also asserted an alternative argument to be applied if the intercompany debt is respected as debt. In that circumstance the IRS proposed to ignore the entities that hold the debt and to which the interest was paid and impose 30% withholding tax on a portion of the interest payments as if they were made directly to a company that was not eligible for reduced U.S withholding tax under a U.S income tax treaty. The IRS asserted under this alternative theory that the Company owes additional taxes with respect to 2002 of approximately $84 million plus interest. The Company strongly disagreed with the view of the IRS and filed a protest with the IRS in the third quarter of 2007.

On January 12, 2010, the Company received an amended notice from the IRS eliminating its assertion that the intercompany debt incurred in connection with the Company's reincorporation in Bermuda should be treated as equity. However, the IRS continues to assert the alternative position described above and proposes adjustments to the Company's 2002 tax filings. If this alternative position is upheld, the Company would be required to record additional charges. In addition, the IRS provided notice on January 19, 2010, that it is assessing penalties of 30% on the asserted underpayment of tax described above.

The Company has and intends to continue to vigorously contest these proposed adjustments. The Company, in consultation with its outside advisors, carefully considered the form and substance of the Company's intercompany financing arrangements including the actions necessary to qualify for the benefits of the applicable U.S. income tax treaties. The Company believes that these financing arrangements are in accordance with the laws of the relevant jurisdictions including the U.S., that the entities involved should be respected and that the interest payments qualify for the U.S income tax treaty benefits claimed.

Although the outcome of this matter cannot be predicted with certainty, based upon an analysis of the merits of the Company's position, the Company believes that it is adequately reserved for this matter and does not expect that the ultimate resolution will have a material adverse impact on its future results of operations, financial condition, or cash flows. As the Company moves forward to resolve this matter with the IRS, the reserves established may be adjusted. Although the Company continues to contest the IRS's position, there can be no assurance that it will be successful. If the IRS's position with respect to 2002 is ultimately sustained it will have a material adverse impact on the Company's future results of operations, financial condition and cash flows.

Although the Company expects them to do so, at this time the IRS has not yet proposed any similar adjustments for years subsequent to 2002 as the federal income tax audits for those years are still in process or have not yet begun. It is unclear how the IRS will apply their position to subsequent years or whether the IRS will take a similar position with respect to other intercompany debt instruments.

The Company believes that it has adequately provided for any reasonably foreseeable resolution of any tax disputes, but will adjust its reserves if events so dictate in accordance with GAAP. To the extent that the ultimate results differ from the original or adjusted estimates of the Company, the effect will be recorded in the Provision for income taxes.

As a result of the Healthcare Reform Legislation, defined in Note 10, effective 2013, the tax benefits available to the Company will be reduced to the extent its prescription drug expenses are reimbursed under the Medicare Part D retiree drug subsidy program. Although the provisions of the Healthcare Reform Legislation relating to the retiree drug subsidy program do not take effect until 2013, the Company is required to recognize the full accounting impact in its financial statements in the reporting period in which the Healthcare Reform Legislation is enacted. As retiree healthcare liabilities and related tax impacts are already reflected in the Company's financial statements, the Healthcare Reform Legislation resulted in a non-cash charge to income tax expense in the first quarter of 2010 of $40.5 million.

The Healthcare Reform Legislation contains provisions which could impact our accounting for income taxes in future periods. We will continue to assess the accounting implications of the Healthcare Reform Legislation. In addition, we may consider plan amendments in future periods that may have accounting implications.

During 2011, the Company identified certain accounting errors associated with its previously reported income tax balances and tax positions. The Company corrected these errors in 2011 resulting in a tax charge of approximately $35 million, of which $30 million was recorded in the third quarter, primarily related to the accrual of a previously unrecorded future withholding tax liability. The Company does not believe that the accounting errors are material to 2011 or to any of its previously issued financial statements. As a result, the Company did not adjust any prior period amounts.

During 2011 and 2010, the Company recorded to continuing operations a tax benefit of approximately $27 million and $20 million, respectively as a result of reducing its deferred tax asset valuation allowance for state net operating losses.

During 2009, the Company identified certain accounting errors associated with its previously reported income tax balance sheet accounts. The Company corrected these errors in 2009, which resulted in a tax benefit for the year of $13 million recorded to continuing operations and a tax charge for the year of $29 million recorded to discontinued operations.

In addition, during 2009, the Company recorded a net tax charge to continuing operations of approximately $35 million. The net charge was primarily driven by an increase in its deferred tax asset valuation allowances for state net operating losses and a write-off of foreign tax credit carryforwards offset by a reduction in its liability for unrecognized tax benefits. During 2009, the Company also recorded within discontinued operations a tax benefit of $22 million primarily resulting from reducing its liability for unrecognized tax benefits.

NOTE 17 – DIVESTITURES AND DISCONTINUED OPERATIONS

Divested Operations

Hussmann Divestiture

On September 30, 2011, the Company completed a transaction to sell its Hussmann refrigerated display case business to a newly-formed affiliate (Hussmann Parent) of private equity firm Clayton Dubilier & Rice, LLC (CD&R). This transaction included the equipment business and certain of the service branches in the U.S. and Canada, and the equipment, service and installation businesses in Mexico, Chile, Australia, New Zealand, and Japan (Hussmann Business). The final transaction allowed Hussmann Parent the option to acquire the remaining North American Hussmann service and installation branches (Hussmann Branches). Hussmann Parent completed the acquisition of the Hussmann Branches on November 30, 2011. The Hussmann Business and Branches, which are reported as part of the Climate Solutions segment, manufacture, market, distribute, install, and service refrigerated display merchandising equipment, refrigeration systems, over the counter parts, and other commercial and industrial refrigeration applications.

The Hussmann Business divestiture, which was originally announced on April 21, 2011 and anticipated to be a sale of 100% of the Company's interest in the Hussmann Business, with no retained ongoing interest, met the criteria for classification as held for sale and for treatment as discontinued operations in accordance with GAAP during the first and second quarters of 2011. Therefore, the Company reported the Hussmann Business as a discontinued operation, classified the assets and liabilities as held for sale, and recognized $384 million of after-tax impairment losses in the first half of 2011 to write the net assets of the Hussmann Business down to their estimated fair value. The Company also recorded approximately $3 million of transaction costs during the first half of 2011 related to the sale. During the third quarter of 2011, the Company negotiated a transaction to sell the Hussmann Business and Branches to CD&R in exchange for $370 million in cash, subject to purchase price adjustments, and common stock of Hussmann Parent, such that following the sale, CD&R would own cumulative convertible participating preferred stock of Hussmann Parent, initially representing 60% of the outstanding capital stock (on an as-converted basis) of Hussmann Parent, and the Company would own all of the common stock, initially representing the remaining 40% of the outstanding capital stock (on an as-converted basis) of Hussmann Parent. The Hussmann Branches met the held for sale criteria outlined in GAAP. However, the Hussmann Business and Branches did not qualify for treatment as a discontinued operation as the Company's equity interest in the Hussmann Parent represents significant continuing involvement. Therefore, the results of the Hussmann Business and Branches have been presented as continuing operations for all periods presented.

For the Hussmann divestiture, the Company received consideration of $438 million for the Hussmann Business and Branches, which included cash consideration, after purchase price adjustments, of $351 million as well as the equity interest valued at $87 million. Accordingly, the Company recorded a pre-tax loss on sale/asset impairment charge of $260 million ($162 million after-tax) during the second half of 2011, which reflected net assets of $576 million, an accumulated other comprehensive loss of $86 million, an estimated indemnification obligation assumed of $27 million, and transaction costs of $9 million.

Results for the Hussmann Business and Branches for the years ended December 31 are as follows:

In millions	2011*	2010	2009
Net revenues	$ 818.5	$ 1,106.1	$ 1,008.9
Loss on sale/asset impairment	(646.9) **	—	—
Net earnings (loss) attributable to Ingersoll-Rand plc	(513.1)	55.7	13.1
Diluted earnings (loss) per share attributable to Ingersoll-Rand plc ordinary shareholders:	(1.51)	0.16	0.04

* Results represent the operating results of Hussmann Business and Branches through their respective divestiture transaction dates.

** Included in Loss on sale/asset impairment for the year ended December 31, 2011 are transaction costs of $12.2 million.

The Company's ownership interest in Hussmann Parent is reported using the equity method of accounting subsequent to September 30, 2011. The Company's equity investment in the Hussmann Parent is reported within Other noncurrent assets in the Consolidated Balance Sheet and the related equity earnings reported within Other, net in the Company's Consolidated Statement of Income.

The components of Hussmann assets and liabilities recorded as held for sale on the Consolidated Balance Sheet at December 31, 2010 are as follows:

In millions		December 31, 2010
Assets		
Current assets	$	225.0
Property, plant and equipment, net		107.4
Goodwill		407.4
Intangible assets, net		389.5
Other assets and deferred income taxes		5.5
Assets held for sale	$	1,134.8
Liabilities		
Current liabilities	$	106.1
Noncurrent liabilities		61.0
Liabilities held for sale	$	167.1

Discontinued Operations

The components of discontinued operations for the years ended December 31 are as follows:

In millions		2011		2010		2009
Net revenues	$	72.2	$	143.6	$	186.1
Pre-tax earnings (loss) from operations		(69.0)		(173.4)		(95.6)
Pre-tax gain (loss) on sale		(57.7)		(5.4)		(28.6)
Tax benefit (expense)		69.9		61.3		87.6
Discontinued operations, net of tax	$	(56.8)	$	(117.5)	$	(36.6)

During 2009, the Company recorded a tax benefit of $22 million primarily associated with reducing its liability for unrecognized tax benefits, and a tax charge of $29 million associated with correcting immaterial accounting errors. See Note 16 for a further description of these tax matters.

Discontinued operations by business for the years ended December 31 are as follows:

In millions		2011		2010		2009
Integrated Systems and Services, net of tax	$	(6.3)	$	(0.8)	$	(3.0)
Energy Systems, net of tax		0.2		(17.6)		(4.3)
KOXKA, net of tax		(3.3)		(54.0)		(17.7)
Other discontinued operations, net of tax		(47.4)		(45.1)		(11.6)
Discontinued operations, net of tax	$	(56.8)	$	(117.5)	$	(36.6)

Integrated Systems and Services Divestiture

On December 30, 2011, the Company completed the divestiture of its security installation and service business, which was sold under the Integrated Systems and Services brand in the United States and Canada, to Kratos Public Safety & Security Solutions, Inc. This business, which was previously reported as part of the Security Technologies segment, designs, installs and services security systems. The Company reported this business as a discontinued operation for all periods presented. The Company recorded a pre-tax loss on sale of $6.7 million ($5.0 million after-tax) within discontinued operations.

Net revenues and after-tax earnings of the Integrated Systems and Services business for the year ended December 31 were as follows:

In millions	2011	2010	2009
Net revenues	$ 72.2	$ 78.0	$ 92.7
After-tax earnings (loss) from operations	$ (1.3)	$ (0.8)	$ (3.0)
Gain (loss) on sale, net of tax	(5.0)	—	—
Discontinued operations, net of tax	$ (6.3)	$ (0.8)	$ (3.0)

The components of Integrated Systems and Services assets and liabilities recorded as held for sale on the Consolidated Balance Sheet at December 31, 2010 are as follows:

In millions	December 31, 2010
Assets	
Current assets	$ 25.3
Goodwill	2.5
Intangible assets, net	4.4
Assets held for sale	$ 32.2
Liabilities	
Current liabilities	$ 9.1
Liabilities held for sale	$ 9.1

Energy Systems Divestiture

On December 30, 2010, the Company completed the divestiture of its gas microturbine generator business, which was sold under the Energy Systems brand, to Flex Energy, Inc. The business, which was previously reported as part of the Industrial Technologies segment, designs, manufactures, markets, distributes, and services gas powered microturbine generators which feature energy efficient design and low emissions technology. During 2010, the Company recognized an $8.3 million after-tax impairment loss within discontinued operations related to the write-down of the net assets to their estimated fair value.

Net revenues and after-tax earnings of the Energy Systems business for the years ended December 31 were as follows:

In millions	2011	2010	2009
Net revenues	$ —	$ 8.9	$ 10.9
After-tax earnings (loss) from operations	$ (0.4)	$ (14.4) *	$ (4.3)
Gain (loss) on sale, net of tax	0.6	(3.2)	—
Discontinued operations, net of tax	$ 0.2	$ (17.6)	$ (4.3)

* Included in discontinued operations for Energy Systems in 2010 is an after-tax impairment loss of $8.3 million related to the initial write-down of the net assets to their estimated fair value.

KOXKA Divestiture

On October 4, 2010, the Company completed the divestiture of its European refrigerated display case business, which was sold under the KOXKA brand, to an affiliate of American Industrial Acquisition Corporation (AIAC Group). The business, which was previously reported as part of the Climate Solutions segment, designs, manufactures and markets commercial refrigeration equipment through sales branches and a network of distributors throughout Europe, Africa and the Middle East. During 2010, the Company recognized a $53.9 million after-tax impairment loss within discontinued operations related to the write-down of the net assets to their estimated fair value.

Net revenues and after-tax earnings of the KOXKA business for years ended December 31 were as follows:

In millions	2011	2010	2009
Net revenues	$ —	$ 56.7	$ 82.5
After-tax earnings (loss) from operations	$ (3.3)	$ (53.1) *	$ (17.7)
Gain (loss) on sale, net of tax	—	(0.9)	—
Discontinued operations, net of tax	$ (3.3)	$ (54.0)	$ (17.7)

* Included in discontinued operations for KOXKA for 2010 is an after-tax impairment loss of $53.9 million related to the write-down of the net assets to their estimated fair value. Also included in 2010 is a $12.2 million tax benefit resulting from a reduction in the Company's deferred tax asset valuation allowance for net operating losses.

Other Discontinued Operations

The components of other discontinued operations for the years ended December 31 were as follows:

In millions	2011	2010	2009
Retained costs, net of tax	$ (31.8)	$ (45.0)	$ 12.4
Net gain (loss) on disposals, net of tax	(15.6)	(0.1)	(24.0)
Discontinued operations, net of tax	$ (47.4)	$ (45.1)	$ (11.6)

On November 30, 2007, the Company completed the sale of its Bobcat, Utility Equipment and Attachments businesses (collectively, Compact Equipment) to Doosan Infracore for gross proceeds of approximately $4.9 billion, subject to post-closing purchase price adjustments. Compact Equipment manufactured and sold compact equipment, including skid-steer loaders, compact track loaders, mini-excavators and telescopic tool handlers; portable air compressors, generators and light towers; general-purpose light construction equipment; and attachments. The Company is in dispute, and is continuing to pursue other claims against Doosan Infracore, regarding post closing matters. During the second quarter of 2011, the Company collected approximately $48.3 million of its outstanding receivable from Doosan Infracore related to certain purchase price adjustments.

Other discontinued operations, net of tax from previously sold businesses is mainly related to postretirement benefits, product liability and legal costs (mostly asbestos-related), costs related to settlement of a lawsuit and tax effects of post closing purchase price adjustments.

NOTE 18 – EARNINGS PER SHARE (EPS)

Basic EPS is calculated by dividing Net earnings attributable to Ingersoll-Rand plc by the weighted-average number of ordinary shares outstanding for the applicable period. Diluted EPS is calculated after adjusting the denominator of the basic EPS calculation for the effect of all potentially dilutive ordinary shares, which in the Company's case, includes shares issuable under share-based compensation plans and the effects of the Exchangeable Senior Notes issued in April 2009. The following table summarizes the weighted-average number of ordinary shares outstanding for basic and diluted earnings per share calculations:

In millions	2011	2010	2009
Weighted-average number of basic shares	324.8	324.7	321.1
Shares issuable under incentive stock plans	3.8	5.1	2.9
Exchangeable Senior Notes	10.7	10.0	5.1
Weighted-average number of diluted shares	339.3	339.8	329.1
Anti-dilutive shares	5.0	12.4	17.6

NOTE 19 – COMMITMENTS AND CONTINGENCIES

The Company is involved in various litigations, claims and administrative proceedings, including those related to environmental and product liability matters. Amounts recorded for identified contingent liabilities are estimates, which are reviewed periodically and adjusted to reflect additional information when it becomes available. Subject to the uncertainties inherent in estimating future costs for contingent liabilities, except as expressly set forth in this note, management believes that any liability which may result from these legal matters would not have a material adverse effect on the financial condition, results of operations, liquidity or cash flows of the Company.

Environmental Matters

The Company continues to be dedicated to an environmental program to reduce the utilization and generation of hazardous materials during the manufacturing process and to remediate identified environmental concerns. As to the latter, the Company is currently engaged in site investigations and remediation activities to address environmental cleanup from past operations at current and former manufacturing facilities.

The Company is sometimes a party to environmental lawsuits and claims and has received notices of potential violations of environmental laws and regulations from the Environmental Protection Agency and similar state authorities. It has also been identified as a potentially responsible party (PRP) for cleanup costs associated with off-site waste disposal at federal Superfund and state remediation sites. For all such sites, there are other PRPs and, in most instances, the Company's involvement is minimal.

In estimating its liability, the Company has assumed it will not bear the entire cost of remediation of any site to the exclusion of other PRPs who may be jointly and severally liable. The ability of other PRPs to participate has been taken into account, based on our understanding of the parties' financial condition and probable contributions on a per site basis. Additional lawsuits and claims involving environmental matters are likely to arise from time to time in the future.

The Company incurred $3.1 million, $1.0 million, and $2.5 million of expenses during the years ended December 31, 2011, 2010 and 2009, respectively, for environmental remediation at sites presently or formerly owned or leased by us. As of December 31, 2011 and 2010, the Company has recorded reserves for environmental matters of $71.7 million and $81.0 million, respectively. Of these amounts $51.3 million and $56.3 million relate to remediation of sites previously disposed by the Company. Environmental reserves are classified as Accrued expenses and other current liabilities, or Other noncurrent liabilities based on their expected term. The Company's total current environmental reserve at December 31, 2011 and 2010 was $26.9 million and $28.1 million, respectively. Given the evolving nature of environmental laws, regulations and technology, the ultimate cost of future compliance is uncertain.

Asbestos-Related Matters

Certain wholly-owned subsidiaries of the Company are named as defendants in asbestos-related lawsuits in state and federal courts. In virtually all of the suits, a large number of other companies have also been named as defendants. The vast majority of those claims have been filed against either Ingersoll-Rand Company (IR-New Jersey) or Trane and generally allege injury caused by exposure to asbestos contained in certain historical products sold by IR-New Jersey or Trane, primarily pumps, boilers and railroad brake shoes. Neither IR-New Jersey nor Trane was a producer or manufacturer of asbestos, however, some formerly manufactured products utilized asbestos-containing components such as gaskets and packings purchased from third-party suppliers.

The Company engages an outside expert to assist in calculating an estimate of the Company's total liability for pending and unasserted future asbestos-related claims and annually performs a detailed analysis with the assistance of an outside expert to update its estimated asbestos-related assets and liabilities. The methodology used to project the Company's total liability for pending and unasserted potential future asbestos-related claims relied upon and included the following factors, among others:

- the outside expert's interpretation of a widely accepted forecast of the population likely to have been occupationally exposed to asbestos;
- epidemiological studies estimating the number of people likely to develop asbestos-related diseases such as mesothelioma and lung cancer;
- the Company's historical experience with the filing of non-malignancy claims against it and the historical ratio between the numbers of non-malignancy and lung cancer claims filed against the Company;
- the outside expert's analysis of the number of people likely to file an asbestos-related personal injury claim against the Company based on such epidemiological and historical data and the Company's most recent three-year claims history;
- an analysis of the Company's pending cases, by type of disease claimed;
- an analysis of the Company's most recent three-year history to determine the average settlement and resolution value of claims, by type of disease claimed;
- an adjustment for inflation in the future average settlement value of claims, at a 2.5% annual inflation rate, adjusted downward to 1.5% to take account of the declining value of claims resulting from the aging of the claimant population; and
- an analysis of the period over which the Company has and is likely to resolve asbestos-related claims against it in the future.

At December 31, 2011, over 90 percent of the open claims against the Company are non-malignancy claims, many of which have been placed on inactive or deferral dockets and the vast majority of which have little or no settlement value against the Company, particularly in light of recent changes in the legal and judicial treatment of such claims.

The Company's liability for asbestos-related matters and the asset for probable asbestos-related insurance recoveries are included in the following balance sheet accounts:

In millions	December 31, 2011	December 31, 2010
Accrued expenses and other current liabilities	$ 69.7	$ 75.5
Other noncurrent liabilities	868.6	945.0
Total asbestos-related liabilities	$ 938.3	$ 1,020.5
Other current assets	$ 23.5	$ 26.3
Other noncurrent assets	298.9	319.9
Total asset for probable asbestos-related insurance recoveries	$ 322.4	$ 346.2

The (costs) income associated with the settlement and defense of asbestos-related claims after insurance recoveries, for the years ended December 31, were as follows:

In millions	2011	2010	2009
Continuing operations	$ (1.2)	$ (1.4)	$ 13.8
Discontinued operations	(8.9)	(17.4)	(1.5)
Total	$ (10.1)	$ (18.8)	$ 12.3

The Company records certain income and expenses associated with its asbestos liabilities and corresponding insurance recoveries within discontinued operations, as they relate to previously divested businesses, primarily Ingersoll-Dresser Pump, which was sold in 2000. Income and expenses associated with Trane's asbestos liabilities and corresponding insurance recoveries are recorded within continuing operations.

On January 12, 2012, IR-New Jersey filed an action in the Superior Court of New Jersey, Middlesex County, seeking a declaratory judgment and other relief regarding the Company's rights to defense and indemnity for asbestos claims. The defendants are several dozen solvent insurance companies, including companies that have been paying a portion of IR-New Jersey's asbestos claim defense and indemnity costs. The action involves IR-New Jersey's unexhausted insurance policies applicable to the asbestos claims that are not subject to any settlement agreement.

Trane has now settled claims regarding asbestos coverage with most of its insurers, including the New Jersey litigation described below. The settlements collectively account for approximately 95% of its recorded asbestos-related liability insurance receivable as of December 31, 2011. Most of Trane's settlement agreements constitute "coverage-in-place" arrangements, in which the insurer signatories agree to reimburse Trane for specified portions of its costs for asbestos bodily injury claims and Trane agrees to certain claims-handling protocols and grants to the insurer signatories certain releases and indemnifications.

In April 1999, Trane filed an action in the Superior Court of New Jersey, Middlesex County, against various primary and lower layer excess insurance carriers (the NJ Litigation). The NJ Litigation originally sought coverage for environmental claims and later was expanded to include claims for coverage for asbestos-related liabilities. The environmental claims against the insurers in the NJ Litigation have been resolved or dismissed without prejudice for later resolution. Similarly, Trane has resolved all claims against the insurers for asbestos-related liabilities, having settled with the last remaining defendant in the NJ Litigation, effective June 29, 2011. By order entered on August 3, 2011, the court in the NJ Litigation dismissed the last remaining claims by or against Trane.

Trane remains in litigation in an action that Trane filed in November 2010 in the Circuit Court for La Crosse County, Wisconsin, relating to claims for insurance coverage for a subset of Trane's historical asbestos-related liabilities. Trane also is pursuing claims against the estates of insolvent insurers in connection with its costs for asbestos bodily injury claims.

The amounts recorded by the Company for asbestos-related liabilities and insurance-related assets are based on currently available information. The Company's actual liabilities or insurance recoveries could be significantly higher or lower than those recorded if assumptions used in the calculations vary significantly from actual results. Key variables in these assumptions include the number and type of new claims to be filed each year, the average cost of resolution of each such new claim, the resolution of coverage issues with insurance carriers, and the solvency risk with respect to the Company's insurance carriers. Furthermore, predictions with respect to these variables are subject to greater uncertainty as the projection period lengthens. Other factors that may affect the Company's liability include uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, reforms that may be made by state and federal courts, and the passage of state or federal tort reform legislation.

The aggregate amount of the stated limits in insurance policies available to the Company for asbestos-related claims acquired over many years and from many different carriers, is substantial. However, limitations in that coverage, primarily due to the considerations described above, are expected to result in the projected total liability to claimants substantially exceeding the probable insurance recovery.

Warranty Liability

Product warranty accruals are recorded at the time of sale and are estimated based upon product warranty terms and historical experience. The Company assesses the adequacy of its liabilities and will make adjustments as necessary based on known or anticipated warranty claims, or as new information becomes available.

The following represents the changes in the Company's product warranty liability for the years ended December 31:

In millions	2011	2010
Balance at beginning of year	$ 631.4	$ 619.4
Reductions for payments	(200.8)	(244.4)
Accruals for warranties issued during the current period	209.5	242.5
Changes for accruals related to preexisting warranties	(2.8)	15.0
Divestitures	—	(0.3)
Translation	(0.9)	(0.8)
Balance at end of the year	$ 636.4	$ 631.4

Product warranty liabilities are classified as Accrued expenses and other current liabilities, or Other noncurrent liabilities based on their expected term. The Company's total current warranty reserve at December 31, 2011 and 2010 was $245.1 million and $253.0 million, respectively.

Other Commitments and Contingencies

Certain office and warehouse facilities, transportation vehicles and data processing equipment are leased by the Company. Total rental expense was $198.5 million in 2011, $197.1 million in 2010 and $192.2 million in 2009. Minimum lease payments required under non-cancelable operating leases with terms in excess of one year for the next five years and thereafter, are as follows: $123.5 million in 2012, $103.5 million in 2013, $78.0 million in 2014, $58.7 million in 2015, and $40.4 million in 2016.

Trane has commitments and performance guarantees, including energy savings guarantees, totaling $300.0 million extending from 2012-2031. These guarantees are provided under long-term service and maintenance contracts related to its air conditioning equipment and system controls. Through 2011, the Company has experienced no significant losses under such arrangements and considers the probability of any significant future losses to be remote.

As part of the reorganization of IR-New Jersey in 2001, IR-Limited fully and unconditionally guaranteed all of the issued public debt securities of IR-New Jersey. IR-New Jersey unconditionally guaranteed payment of the principal, premium, if any, and interest on IR-Limited's 4.75% Senior Notes due in 2015 in the aggregate principal amount of $300 million. The guarantee is unsecured and provided on an unsubordinated basis. The guarantee ranks equally in right of payment with all of the existing and future unsecured and unsubordinated debt of IR-New Jersey. In addition, public debt securities issued by IR-Global are fully and unconditionally guaranteed by IR-Limited.

As a part of the reorganization of IR-Limited in 2009, the guarantee structure was updated to reflect the newly created legal structure under which (i) IR-International assumed the obligations of IR-Limited as issuer or guarantor, as the case may be, and (ii) IR-Ireland and IR-Limited fully and unconditionally guaranteed the obligations under the various indentures covering the currently outstanding public debt of IR-International, IR-Global and IR-New Jersey. Neither IR-Ireland nor IR-Limited has issued or intends to issue guarantees in respect of any public indebtedness incurred by Trane.

NOTE 20 – BUSINESS SEGMENT INFORMATION

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies except that the operating segments' results are prepared on a management basis that is consistent with the manner in which the

Company disaggregates financial information for internal review and decision making. The Company largely evaluates performance based on Segment operating income and Segment operating margins. Intercompany sales between segments are considered immaterial.

Segment operating income is the measure of profit and loss that the Company's chief operating decision maker uses to evaluate the financial performance of the business and as the basis for performance reviews, compensation and resource allocation. For these reasons, the Company believes that Segment operating income represents the most relevant measure of segment profit and loss. The Company may exclude certain charges or gains from Operating income to arrive at a Segment operating income that is a more meaningful measure of profit and loss upon which to base its operating decisions.

On September 30, 2011 and November 30, 2011, the Company completed transactions to sell the Hussmann Business and Branches, respectively, to a newly-formed affiliate (Hussmann Parent) of private equity firm Clayton Dubilier & Rice, LLC (CD&R). The Company recorded a pre-tax loss on sale and impairment charges related to the Hussmann divestiture of $646.9 million. These charges have been excluded from Segment operating income within the Climate Solutions segment as management excludes these charges from Operating income when making operating decisions about the business. See Note 17 for a further discussion of the Hussmann divestiture.

2011 Net revenues and Segment operating income for the Climate Solutions segment includes the operating results of the Hussmann Business and Branches for the nine months and eleven months, respectively, prior to the sale. The operating results for the Hussmann Business and Branches are included in Net revenues and Segment operating income for the Climate Solutions segment for the years ended December 31 as follows:

In millions	2011	2010	2009
Net revenues	$ 818.5	$ 1,106.1	$ 1,008.9
Segment operating income	$ 58.6	$ 84.4	$ 19.4

On December 30, 2011, the Company completed the divestiture of its security installation and service business, which was sold under the Integrated Systems and Services brand in the United States and Canada, to Kratos Public Safety & Security Solutions, Inc. This business, which was previously reported as part of the Security Technologies segment, designs, installs and services security systems. Segment information has been revised to exclude the results of this business for all periods presented.

On December 30, 2010, the Company completed the divestiture of its gas microturbine generator business, which was sold under the Energy Systems brand, to Flex Energy, Inc. The business, which was previously reported as part of the Industrial Technologies segment, designs, manufactures, markets, distributes, and services gas powered microturbine generators which feature energy efficient design and low emissions technology. Segment information has been revised to exclude the results of this business for all periods presented.

On October 4, 2010, the Company completed the divestiture of its European refrigerated display case business, which was sold under the KOXKA brand, to an affiliate of American Industrial Acquisition Corporation (AIAC Group). The business, which was previously reported as part of the Climate Solutions segment, designs, manufactures and markets commercial refrigeration equipment through sales branches and a network of distributors throughout Europe, Africa and the Middle East. Segment information has been revised to exclude the results of this business for all periods presented.

Each reportable segment is based primarily on the types of products it generates. The operating segments have been aggregated as required by GAAP. A description of the Company's reportable segments is as follows:

The Climate Solutions segment delivers energy-efficient refrigeration and Heating, Ventilation and Air Conditioning (HVAC) throughout the world. Encompassing the transport markets as well as the commercial HVAC markets, this segment offers customers a broad range of products, services and solutions to manage controlled temperature environments. This segment includes the market-leading brands of Thermo King and Trane.

The Residential Solutions segment provides safety, comfort and efficiency to homeowners throughout North America and parts of South America. It offers customers a broad range of products, services and solutions including mechanical and electronic locks, energy-efficient HVAC systems, indoor air quality solutions, advanced controls, portable security systems and remote home management. This segment is comprised of well-known brands like American Standard, Schlage and Trane.

The Industrial Technologies segment provides products, services and solutions that enhance energy efficiency, productivity and operations. It offers its global customers a diverse and innovative range of products including compressed air systems, tools, pumps, fluid and material handling systems, as well as golf, utility, and rough terrain vehicles. It also includes a diverse range of service offerings including full coverage and preventative maintenance service contracts, service parts, installation, and remanufactured compressors and tools. This segment includes the Club Car, Ingersoll Rand, and ARO market-leading brands.

The Security Technologies segment is a leading global provider of products and services that make environments safe, secure and productive. The segment's market-leading products include electronic and biometric access control systems and software, locks and locksets, door closers, exit devices, steel doors and frames, as well as time, attendance and personnel scheduling systems. These products serve a wide range of markets including the commercial construction market, healthcare, retail, and transport industries as well as educational and governmental facilities. This segment includes the CISA, LCN, Schlage and Von Duprin market-leading brands.

A summary of operations by reportable segments for the years ended December 31 were as follows:

Dollar amounts in millions	2011	2010	2009
Climate Solutions			
Net revenues	$ 8,284.6	$ 7,800.8	$ 7,211.2
Segment operating income	824.6 *	598.3	431.3
Segment operating income as a percentage of revenues	10.0%	7.7%	6.0%
Depreciation and amortization	171.4	206.0	208.3
Capital expenditures	81.6	67.0	93.5
Residential Solutions			
Net revenues	2,012.7	2,121.7	2,001.5
Segment operating income	62.1	191.3	130.6
Segment operating income as a percentage of revenues	3.1%	9.0%	6.5%
Depreciation and amortization	110.1	107.4	108.4
Capital expenditures	27.7	35.9	43.5
Industrial Technologies			
Net revenues	2,852.9	2,485.2	2,170.0
Segment operating income	415.5	310.4	178.5
Segment operating income as a percentage of revenues	14.6%	12.5%	8.2%
Depreciation and amortization	40.3	41.5	42.9
Capital expenditures	57.2	31.3	23.0
Security Technologies			
Net revenues	1,631.8	1,593.4	1,626.4
Segment operating income	331.6	328.3	328.6
Segment operating income as a percentage of revenues	20.3%	20.6%	20.2%
Depreciation and amortization	37.2	38.7	39.0
Capital expenditures	22.8	14.6	25.9
Total net revenues	$ 14,782.0	$ 14,001.1	$ 13,009.1
Reconciliation to Operating Income			
Segment operating income from reportable segments	1,633.8	1,428.3	1,069.0
Loss on sale/asset impairment	(646.9) *	—	—
Unallocated corporate expense	(126.6)	(166.9)	(183.8)
Total operating income	$ 860.3	$ 1,261.4	$ 885.2
Total operating income as a percentage of revenues	5.8%	9.0%	6.8%
Depreciation and amortization from reportable segments	359.0	393.6	398.6
Unallocated depreciation and amortization	43.7	43.2	22.9
Total depreciation and amortization	$ 402.7	$ 436.8	$ 421.5
Capital expenditures from reportable segments	189.3	148.8	185.9
Corporate capital expenditures	53.6	30.7	18.2
Total capital expenditures	$ 242.9	$ 179.5	$ 204.1

* During the year ended December 31, 2011, the Company recorded a pre-tax loss on sale and impairment charges related to the Hussmann divestiture of $646.9 million. These charges have been excluded from Segment operating income within the Climate Solutions segment as management excludes these charges from Operating income when making operating decisions about the business.

Included in Segment operating income for Climate Solutions for the year ended December 31, 2011 is a $23 million gain associated with the sale of assets from a restructured business in China.

Revenues by destination and long-lived assets by geographic area for the years ended December 31 were as follows:

In millions	2011	2010	2009
Revenues			
United States	$ 8,683.7	$ 8,585.9	$ 8,128.3
Non-U.S.	6,098.3	5,415.2	4,880.8
Total	$ 14,782.0	$ 14,001.1	$ 13,009.1

In millions	2011	2010
Long-lived assets		
United States	$ 2,583.2	$ 2,698.3
Non-U.S.	783.5	838.8
Total	$ 3,366.7	$ 3,537.1

NOTE 21 – GUARANTOR FINANCIAL INFORMATION

Ingersoll-Rand plc, an Irish public limited company (IR-Ireland), is the successor to Ingersoll-Rand Company Limited, a Bermuda company (IR-Limited), following a corporate reorganization that became effective on July 1, 2009 (the Ireland Reorganization). IR-Limited is the successor to Ingersoll-Rand Company, a New Jersey corporation (IR-New Jersey), following a corporate reorganization that occurred on December 31, 2001 (the Bermuda Reorganization). Both the Ireland Reorganization and the Bermuda Reorganization were accounted for as a reorganization of entities under common control and accordingly, did not result in any changes to the consolidated amounts of assets, liabilities and equity.

As a part of the Bermuda Reorganization, IR-Limited issued non-voting, Class B common shares to IR-New Jersey and certain IR-New Jersey subsidiaries in exchange for a $3.6 billion note and shares of certain IR-New Jersey subsidiaries. The note had a fixed rate of interest of 11% per annum payable semi-annually and imposed certain restrictive covenants upon IR-New Jersey. In 2002, IR-Limited contributed the note to a wholly-owned subsidiary, which subsequently transferred portions of the note to several other subsidiaries, all of which are included in the "Other Subsidiaries" column below. In the fourth quarter of 2011, the Company repaid the remaining $1.0 billion outstanding of the original $3.6 billion note.

In addition, as part of the Bermuda Reorganization, IR-Limited fully and unconditionally guaranteed all of the issued public debt securities of IR-New Jersey. IR-New Jersey unconditionally guaranteed payment of the principal, premium, if any, and interest on IR-Limited's 4.75% Senior Notes due in 2015 in the aggregate principal amount of $300 million. The guarantee is unsecured and provided on an unsubordinated basis. The guarantee ranks equally in right of payment with all of the existing and future unsecured and unsubordinated debt of IR-New Jersey.

As part of the Ireland Reorganization, the guarantor financial statements were revised to present IR-Ireland as the ultimate parent company and Ingersoll-Rand International Holding Limited (IR-International) as a stand-alone subsidiary. In addition, the guarantee structure was updated to reflect the newly created legal structure under which (i) IR-International assumed the obligations of IR-Limited as issuer or guarantor, as the case may be, and (ii) IR-Ireland and IR-Limited fully and unconditionally guaranteed the obligations under the various indentures covering the currently outstanding public debt of IR-International, Ingersoll-Rand Global Holding Company Limited (IR-Global), and IR-New Jersey. Neither IR-Ireland nor IR-Limited has issued or intends to issue guarantees in respect of any public indebtedness incurred by Trane. Also as part of the Ireland Reorganization, IR-Limited transferred all the shares of IR-Global to IR-International in exchange for a note payable that initially approximated $15 billion, which was then immediately reduced by the settlement of net intercompany payables of $4.1 billion. At December 31, 2011, $10.8 billion remains outstanding.

The Condensed Consolidating Financial Statements present the investments of IR-Ireland, IR-Limited, IR-Global, IR-International and IR-New Jersey and their subsidiaries using the equity method of accounting. Intercompany investments in the non-voting Class B common shares are accounted for on the cost method and are reduced by intercompany dividends. In accordance with generally accepted accounting principles, the amounts related to the issuance of the Class B shares have been recorded as a reduction of Total equity. The Notes payable affiliate continues to be reflected on the Condensed Consolidating Balance Sheet of IR-International and is enforceable in accordance with their terms.

See Note 8 and 19 for a further discussion on the public debt issuance and related guarantees.

The following condensed consolidating financial information for IR-Ireland, IR-Limited, IR-Global, IR-International and IR-New Jersey, and all their other subsidiaries is included so that separate financial statements of IR-Ireland, IR-Limited, IR-Global, IR-International, and IR-New Jersey are not required to be filed with the U.S. Securities and Exchange Commission.

Condensed Consolidating Statement of Income
For the year ended December 31, 2011

In millions	IR Ireland	IR Limited	IR International	IR Global Holding	IR New Jersey	Other Subsidiaries	Consolidating Adjustments	IR Ireland Consolidated
Net revenues	$ —	$ —	$ —	$ —	$ 867.8	$ 13,914.2	$ —	$ 14,782.0
Cost of goods sold	—	—	—	—	(584.8)	(9,908.8)	—	(10,493.6)
Selling and administrative expenses	(9.2)	(0.1)	—	(0.4)	(277.0)	(2,494.5)	—	(2,781.2)
Loss on sale/asset impairment	—	—	—	—	—	(646.9)	—	(646.9)
Operating income	(9.2)	(0.1)	—	(0.4)	6.0	864.0	—	860.3
Equity earnings in affiliates, net of tax	358.8	614.8	816.5	711.1	117.4	655.6	(3,274.2)	—
Interest expense	—	—	(15.7)	(193.2)	(50.7)	(20.4)	—	(280.0)
Intercompany interest and fees	(2.5)	—	(129.4)	52.5	(117.9)	197.3	—	—
Other, net	(3.9)	(5.2)	1.7	251.5	77.9	(28.9)	(260.1)	33.0
Earnings (loss) before income taxes	343.2	609.5	673.1	821.5	32.7	1,667.6	(3,534.3)	613.3
Benefit (provision) for income taxes	—	—	—	—	29.0	(216.2)	—	(187.2)
Earnings (loss) from continuing operations	343.2	609.5	673.1	821.5	61.7	1,451.4	(3,534.3)	426.1
Discontinued operations, net of tax	—	—	—	—	(79.1)	22.3	—	(56.8)
Net earnings (loss)	343.2	609.5	673.1	821.5	(17.4)	1,473.7	(3,534.3)	369.3
Less: Net earnings attributable to noncontrolling interests	—	—	—	—	—	(35.5)	9.4	(26.1)
Net earnings (loss) attributable to Ingersoll-Rand plc	$ 343.2	$ 609.5	$ 673.1	$ 821.5	$ (17.4)	$ 1,438.2	$ (3,524.9)	$ 343.2

Condensed Consolidating Statement of Income

For the year ended December 31, 2010

In millions	IR Ireland	IR Limited	IR International	IR Global Holding	IR New Jersey	Other Subsidiaries	Consolidating Adjustments	IR Ireland Consolidated
Net revenues	$ —	$ —	$ —	$ —	$ 741.3	$ 13,259.8	$ —	$ 14,001.1
Cost of goods sold	—	—	—	—	(578.1)	(9,481.8)	—	(10,059.9)
Selling and administrative expenses	(8.4)	(0.1)	—	(0.6)	(223.8)	(2,446.9)	—	(2,679.8)
Operating income (loss)	(8.4)	(0.1)	—	(0.6)	(60.6)	1,331.1	—	1,261.4
Equity earnings in affiliates, net of tax	659.8	470.4	615.2	1,050.5	168.3	526.6	(3,490.8)	—
Interest expense	—	—	(15.6)	(194.2)	(51.9)	(21.5)	—	(283.2)
Intercompany interest and fees	—	(0.1)	(135.0)	(33.3)	(122.2)	290.6	—	—
Other, net	(8.6)	(0.3)	0.6	(189.7)	51.4	6.0	173.1	32.5
Earnings (loss) before income taxes	642.8	469.9	465.2	632.7	(15.0)	2,132.8	(3,317.7)	1,010.7
Benefit (provision) for income taxes	(0.6)	—	—	—	93.1	(320.6)	—	(228.1)
Earnings (loss) from continuing operations	642.2	469.9	465.2	632.7	78.1	1,812.2	(3,317.7)	782.6
Discontinued operations, net of tax	—	—	—	—	(16.8)	(100.7)	—	(117.5)
Net earnings (loss)	642.2	469.9	465.2	632.7	61.3	1,711.5	(3,317.7)	665.1
Less: Net earnings attributable to noncontrolling interests	—	—	—	—	—	(39.6)	16.7	(22.9)
Net earnings (loss) attributable to Ingersoll-Rand plc	$ 642.2	$ 469.9	$ 465.2	$ 632.7	$ 61.3	$ 1,671.9	$ (3,301.0)	$ 642.2

Condensed Consolidating Statement of Income

For the year ended December 31, 2009

In millions	IR Ireland	IR Limited	IR International	IR Global Holding	IR New Jersey	Other Subsidiaries	Consolidating Adjustments	IR Ireland Consolidated
Net revenues	$ —	$ —	$ —	$ —	$ 643.7	$ 12,365.4	$ —	$ 13,009.1
Cost of goods sold	—	(0.7)	—	—	(534.0)	(8,902.4)	—	(9,437.1)
Selling and administrative expenses	(6.3)	(35.5)	—	(1.3)	(288.3)	(2,355.4)	—	(2,686.8)
Operating income (loss)	(6.3)	(36.2)	—	(1.3)	(178.6)	1,107.6	—	885.2
Equity earnings in affiliates, net of tax	361.8	223.4	203.7	903.2	107.2	(11.4)	(1,787.9)	—
Interest expense	—	(7.8)	(7.8)	(186.7)	(53.4)	(45.9)	—	(301.6)
Intercompany interest and fees	—	(18.7)	(126.5)	(69.8)	(126.8)	341.8	—	—
Other, net	—	(4.3)	1.0	(299.5)	152.1	(101.0)	262.4	10.7
Earnings (loss) before income taxes	355.5	156.4	70.4	345.9	(99.5)	1,291.1	(1,525.5)	594.3
Benefit (provision) for income taxes	0.6	—	—	—	68.0	(150.1)	—	(81.5)
Earnings (loss) from continuing operations	356.1	156.4	70.4	345.9	(31.5)	1,141.0	(1,525.5)	512.8
Discontinued operations, net of tax	—	—	—	—	(50.5)	13.9	—	(36.6)
Net earnings (loss)	356.1	156.4	70.4	345.9	(82.0)	1,154.9	(1,525.5)	476.2
Less: Net earnings attributable to noncontrolling interests	—	—	—	—	—	(63.4)	38.5	(24.9)
Net earnings (loss) attributable to Ingersoll-Rand plc	$ 356.1	$ 156.4	$ 70.4	$ 345.9	$ (82.0)	$ 1,091.5	$ (1,487.0)	$ 451.3

2011 Annual Report

Condensed Consolidating Balance Sheet

December 31, 2011

In millions	IR Ireland	IR Limited	IR International	IR Global Holding	IR New Jersey	Other Subsidiaries	Consolidating Adjustments	IR Ireland Consolidated
Current assets:								
Cash and cash equivalents	$ —	$ —	$ —	$ 241.8	$ 77.8	$ 841.1	$ —	$ 1,160.7
Accounts and notes receivable, net	—	—	—	—	166.7	1,979.1	—	2,145.8
Inventories	—	—	—	—	73.3	1,208.7	—	1,282.0
Other current assets	0.1	—	0.1	0.5	176.0	416.5	—	593.2
Assets held for sale	—	—	—	—	—	0.9	—	0.9
Accounts and notes receivable affiliates	137.5	3,013.3	17.0	2,465.4	4,829.9	21,001.7	(31,464.8)	—
Total current assets	137.6	3,013.3	17.1	2,707.7	5,323.7	25,448.0	(31,464.8)	5,182.6
Investment in affiliates	8,179.9	6,254.6	20,265.3	17,420.3	7,922.5	84,841.3	(144,883.9)	—
Property, plant and equipment, net	0.1	—	—	0.2	217.0	1,423.3	—	1,640.6
Intangible assets, net	—	—	—	—	83.9	10,358.3	—	10,442.2
Other noncurrent assets	—	—	0.7	12.7	906.4	569.0	—	1,488.8
Total assets	$ 8,317.6	$ 9,267.9	$ 20,283.1	$ 20,140.9	$ 14,453.5	$ 122,639.9	$ (176,348.7)	$ 18,754.2
Current liabilities:								
Accounts payable and accruals	$ 51.7	$ —	$ 3.9	$ 50.8	$ 433.1	$ 2,821.7	$ —	$ 3,361.2
Short-term borrowings and current maturities of long-term debt	—	—	—	581.0	351.9	70.2	(239.8)	763.3
Liabilities held for sale	—	—	—	—	—	—	—	—
Accounts and note payable affiliates	1,250.2	40.3	4,812.5	7,352.8	9,455.3	8,140.2	(31,051.3)	—
Total current liabilities	1,301.9	40.3	4,816.4	7,984.6	10,240.3	11,032.1	(31,291.1)	4,124.5
Long-term debt	—	—	299.6	2,004.2	372.6	202.9	—	2,879.3
Note payable affiliate	—	—	10,789.4	—	—	—	(10,789.4)	—
Other noncurrent liabilities	—	—	3.8	—	1,894.4	2,836.5	—	4,734.7
Total liabilities	1,301.9	40.3	15,909.2	9,988.8	12,507.3	14,071.5	(42,080.5)	11,738.5
Temporary equity	3.3	—	—	—	—	—	—	3.3
Equity:								
Total equity	7,012.4	9,227.6	4,373.9	10,152.1	1,946.2	108,568.4	(134,268.2)	7,012.4
Total liabilities and equity	$ 8,317.6	$ 9,267.9	$ 20,283.1	$ 20,140.9	$ 14,453.5	$ 122,639.9	$ (176,348.7)	$ 18,754.2

Condensed Consolidating Balance Sheet

December 31, 2010

In millions	IR Ireland	IR Limited	IR International	IR Global Holding	IR New Jersey	Other Subsidiaries	Consolidating Adjustments	IR Ireland Consolidated
Current assets:								
Cash and cash equivalents	$ 0.4	$ —	$ 12.0	$ 99.9	$ 135.5	$ 766.5	$ —	$ 1,014.3
Accounts and notes receivable, net	0.2	1.1	—	—	202.8	2,020.1	—	2,224.2
Inventories	—	—	—	—	79.8	1,208.7	—	1,288.5
Other current assets	0.1	—	4.0	0.4	203.9	383.8	—	592.2
Assets held for sale	—	—	—	—	3.3	1,164.9	—	1,168.2
Accounts and notes receivable affiliates	93.4	2,987.3	17.0	3,611.4	589.7	14,247.0	(21,545.8)	—
Total current assets	94.1	2,988.4	33.0	3,711.7	1,215.0	19,791.0	(21,545.8)	6,287.4
Investment in affiliates	7,992.3	5,877.9	19,131.2	15,278.0	8,769.2	77,272.1	(134,320.7)	—
Property, plant and equipment, net	0.1	—	—	0.2	210.2	1,458.5	—	1,669.0
Intangible assets, net	—	—	—	—	84.2	10,545.2	—	10,629.4
Other noncurrent assets	—	—	0.9	18.4	821.7	564.1	—	1,405.1
Total assets	$ 8,086.5	$ 8,866.3	$ 19,165.1	$ 19,008.3	$ 11,100.3	$ 109,630.9	$ (155,866.5)	$ 19,990.9
Current liabilities:								
Accounts payable and accruals	$ 3.6	$ —	$ 1.8	$ 49.3	$ 443.1	$ 2,850.3	$ —	$ 3,348.1
Short-term borrowings and current maturities of long-term debt	—	—	—	857.6	351.0	82.3	(529.3)	761.6
Liabilities held for sale	—	—	—	—	—	176.2	—	176.2
Accounts and note payable affiliates	7.1	10.4	4,688.4	7,107.8	5,065.9	5,309.5	(22,189.1)	—
Total current liabilities	10.7	10.4	4,690.2	8,014.7	5,860.0	8,418.3	(22,718.4)	4,285.9
Long-term debt	—	—	299.4	2,004.1	381.1	237.7	—	2,922.3
Note payable affiliate	—	—	10,789.4	—	—	—	(10,789.4)	—
Other noncurrent liabilities	—	8.3	3.9	—	1,770.8	2,923.9	—	4,706.9
Total liabilities	10.7	18.7	15,782.9	10,018.8	8,011.9	11,579.9	(33,507.8)	11,915.1
Temporary equity	16.7	—	—	—	—	—	—	16.7
Equity:								
Total equity	8,059.1	8,847.6	3,382.2	8,989.5	3,088.4	98,051.0	(122,358.7)	8,059.1
Total liabilities and equity	$ 8,086.5	$ 8,866.3	$ 19,165.1	$ 19,008.3	$ 11,100.3	$ 109,630.9	$ (155,866.5)	$ 19,990.9

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2011

In millions	IR Ireland	IR Limited	IR International	IR Global Holding	IR New Jersey	Other Subsidiaries	IR Ireland Consolidated
Net cash (used in) provided by continuing operating activities	$ (13.1)	$ (5.3)	$ (14.0)	$ (192.8)	$ 246.4	$ 1,209.0	$ 1,230.2
Net cash (used in) provided by discontinued operating activities	—	—	—	—	(79.1)	35.7	(43.4)
Cash flows from investing activities:							
Capital expenditures	—	—	—	—	(47.6)	(195.3)	(242.9)
Acquisition of businesses, net of cash acquired	—	—	—	—	—	(1.9)	(1.9)
Proceeds from sale of property, plant and equipment	—	—	—	—	3.1	48.9	52.0
Proceeds from business dispositions, net of cash sold	—	—	—	—	—	355.9	355.9
Other	—	—	—	—	—	—	—
Net cash (used in) provided by continuing investing activities	—	—	—	—	(44.5)	207.6	163.1
Net cash (used in) provided by discontinued investing activities	—	—	—	—	—	44.4	44.4
Cash flows from financing activities:							
Net proceeds (repayments) in debt	—	—	—	(0.2)	(7.7)	(46.1)	(54.0)
Debt issuance costs	—	—	—	(2.3)	—	—	(2.3)
Excess tax benefit from share based compensation	—	—	—	—	11.8	12.8	24.6
Net inter-company (payments) proceeds	1,199.0	5.3	2.0	337.2	(184.6)	(1,358.9)	—
Dividends paid to ordinary shareholders	(137.3)	—	—	—	—	—	(137.3)
Dividends paid to noncontrolling interests	—	—	—	—	—	(26.2)	(26.2)
Acquisition/divestiture of noncontrolling interests	—	—	—	—	—	(1.3)	(1.3)
Proceeds from shares issued under incentive plans	109.0	—	—	—	—	—	109.0
Repurchase of ordinary shares	(1,157.5)	—	—	—	—	—	(1,157.5)
Other, net	(0.5)	—	—	—	—	(0.9)	(1.4)
Net cash (used in) provided by continuing financing activities	12.7	5.3	2.0	334.7	(180.5)	(1,420.6)	(1,246.4)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	—	(1.5)	(1.5)
Net increase (decrease) in cash and cash equivalents	(0.4)	—	(12.0)	141.9	(57.7)	74.6	146.4
Cash and cash equivalents–beginning of period	0.4	—	12.0	99.9	135.5	766.5	1,014.3
Cash and cash equivalents–end of period	$ —	$ —	$ —	$ 241.8	$ 77.8	$ 841.1	$ 1,160.7

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2010

In millions	IR Ireland	IR Limited	IR International	IR Global Holding	IR New Jersey	Other Subsidiaries	IR Ireland Consolidated
Net cash (used in) provided by continuing operating activities	$ (17.0)	$ (0.4)	$ (15.0)	$ (384.5)	$ (324.7)	$ 1,498.0	$ 756.4
Net cash (used in) provided by discontinued operating activities	—	—	—	—	(16.8)	(44.2)	(61.0)
Cash flows from investing activities:							
Capital expenditures	—	—	—	(0.3)	(36.3)	(142.9)	(179.5)
Acquisition of businesses, net of cash acquired	—	—	—	—	—	(14.0)	(14.0)
Proceeds from sale of property, plant and equipment	—	—	—	—	—	14.5	14.5
Proceeds from business dispositions, net of cash sold	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—
Net cash (used in) provided by continuing investing activities	—	—	—	(0.3)	(36.3)	(142.4)	(179.0)
Net cash (used in) provided by discontinued investing activities	—	—	—	—	—	0.4	0.4
Cash flows from financing activities:							
Net proceeds (repayments) in debt	—	—	—	(249.8)	(7.8)	(171.2)	(428.8)
Debt issuance costs	—	—	—	(5.5)	—	—	(5.5)
Excess tax benefit from share based compensation	—	—	—	—	4.2	—	4.2
Net inter-company (payments) proceeds	(37.9)	14.4	27.0	658.2	339.8	(1,001.5)	—
Dividends paid to ordinary shareholders	(90.6)	(14.0)	—	—	1.6	12.3	(90.7)
Dividends paid to noncontrolling interests	—	—	—	—	—	(20.2)	(20.2)
Acquisition/divestiture of noncontrolling interests	—	—	—	—	—	(8.0)	(8.0)
Proceeds from shares issued under incentive plans	145.3	—	—	—	—	—	145.3
Repurchase of ordinary shares	—	—	—	—	—	—	—
Net cash (used in) provided by continuing financing activities	16.8	0.4	27.0	402.9	337.8	(1,188.6)	(403.7)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	—	24.5	24.5
Net increase (decrease) in cash and cash equivalents	(0.2)	—	12.0	18.1	(40.0)	147.7	137.6
Cash and cash equivalents – beginning of period	0.6	—	—	81.8	175.5	618.8	876.7
Cash and cash equivalents – end of period	$ 0.4	$ —	$ 12.0	$ 99.9	$ 135.5	$ 766.5	$ 1,014.3

2011 Annual Report

Condensed Consolidating Statement of Cash Flows
For the year ended December 31, 2009

In millions	IR Ireland	IR Limited	IR International	IR Global Holding	IR New Jersey	Other Subsidiaries	IR Ireland Consolidated
Net cash (used in) provided by continuing operating activities	$ (32.3)	$ (21.5)	$ (6.8)	$ (188.0)	$ 40.3	$ 1,965.2	$ 1,756.9
Net cash (used in) provided by discontinued operating activities	—	—	—	—	(50.5)	28.2	(22.3)
Cash flows from investing activities:							
Capital expenditures	(0.1)	—	—	—	(24.5)	(179.5)	(204.1)
Acquisition of businesses, net of cash acquired	—	—	—	—	—	—	—
Proceeds from sale of property, plant and equipment	—	—	—	—	—	21.6	21.6
Proceeds from business dispositions, net of cash sold	—	—	—	—	—	—	—
Other	—	—	—	—	—	(0.6)	(0.6)
Net cash (used in) provided by continuing investing activities	(0.1)	—	—	—	(24.5)	(158.5)	(183.1)
Net cash (used in) provided by discontinued investing activities	—	—	—	—	—	0.4	0.4
Cash flows from financing activities:							
Net proceeds (repayments) in debt	—	—	—	(752.7)	(8.8)	(249.0)	(1,010.5)
Debt issuance costs	—	—	—	(16.1)	—	—	(16.1)
Excess tax benefit from share based compensation	—	—	—	—	0.7	—	0.7
Settlement of cross currency swap	—	—	—	—	—	(26.9)	(26.9)
Net inter-company (payments) proceeds	50.9	239.2	6.8	1,028.1	198.5	(1,523.5)	—
Dividends paid to ordinary shareholders	(44.0)	(218.8)	—	9.4	11.2	81.4	(160.8)
Dividends paid to noncontrolling interests	—	—	—	—	—	(20.2)	(20.2)
Acquisition/divestiture of noncontrolling interests	—	—	—	—	—	(1.5)	(1.5)
Proceeds from shares issued under incentive plans	26.1	1.1	—	—	—	—	27.2
Repurchase of common shares by subsidiary	—	—	—	—	—	—	—
Net cash (used in) provided by continuing financing activities	33.0	21.5	6.8	268.7	201.6	(1,739.7)	(1,208.1)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—	—	(17.3)	(17.3)
Net increase (decrease) in cash and cash equivalents	0.6	—	—	80.7	166.9	78.3	326.5
Cash and cash equivalents-beginning of period	—	—	—	1.1	8.6	540.5	550.2
Cash and cash equivalents–end of period	$ 0.6	$ —	$ —	$ 81.8	$ 175.5	$ 618.8	$ 876.7

SCHEDULE II

INGERSOLL-RAND PLC
VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED December 31, 2011, 2010 AND 2009
(Amounts in millions)

Allowances for Doubtful Accounts:		
Balance December 31, 2008	$	51.5
Additions charged to costs and expenses		24.1
Deductions*		(22.5)
Business acquisitions and divestitures, net		—
Currency translation		1.7
Other		1.6
Balance December 31, 2009		56.4
Additions charged to costs and expenses		15.7
Deductions*		(31.6)
Business acquisitions and divestitures, net		(0.3)
Currency translation		(0.2)
Other		0.7
Balance December 31, 2010		40.7
Additions charged to costs and expenses		12.6
Deductions*		(25.9)
Business acquisitions and divestitures, net		—
Currency translation		(0.3)
Other		—
Balance December 31, 2011	$	27.1

(*) "Deductions" include accounts and advances written off, less recoveries.

Directors

Ann C. Berzin
Former Chairman and Chief Executive Officer, Financial Guaranty Insurance Company

John Bruton
Former Prime Minister of the Republic of Ireland

Jared L. Cohon
President, Carnegie Mellon University

Gary D. Forsee
Retired Chairman, President and Chief Executive Officer, Sprint Nextel Corporation

Peter C. Godsoe
Retired Chairman and Chief Executive Officer, The Bank of Nova Scotia

Edward E. Hagenlocker
Retired Vice Chairman, Ford Motor Company

Constance J. Horner
Former Deputy Secretary, U.S. Department of Health and Human Services

Michael W. Lamach
Chairman, President and Chief Executive Officer of the Company

Theodore E. Martin
Retired President and Chief Executive Officer, Barnes Group Inc

Richard J. Swift
Retired Chairman, President and Chief Executive Officer, Foster Wheeler Ltd

Tony L. White
Retired Chairman, President and Chief Executive Officer, Applied Biosystems Inc

Committees of the Board

Audit
R. J. Swift, Chair; A.C. Berzin; P. C. Godsoe; E. E. Hagenlocker; T. E. Martin

Finance
P. C. Godsoe, Chair; A.C. Berzin; E. E. Hagenlocker; T. E. Martin; R. J. Swift

Compensation
T. L. White, Chair; J. Bruton; J. L. Cohon; G. D. Forsee; C. J. Horner

Corporate Governance and Nominating
G. D. Forsee, Chair; J. Bruton; J. L. Cohon; C. J. Horner; T. L. White

Executive Leadership Team

Michael W. Lamach*
Chairman, President and Chief Executive Officer

Marcia J. Avedon
Senior Vice President, Human Resources and Communications

Paul A. Camuti
Senior Vice President, Innovation and Chief Technology Officer

John W. Conover IV
Senior Vice President and President, Security Technologies Sector

Archana Deskus
Vice President and Chief Information Officer

Robert L. Katz
Senior Vice President and General Counsel

Gary S. Michel
Senior Vice President and President, Residential Solutions Sector

Steven R. Shawley*
Senior Vice President and Chief Financial Officer

Jeff Zhenning Song
President, Ingersoll Rand China

Didier P.M. Teirlinck
Senior Vice President and President, Climate Solutions Sector

Venkatesh Valluri
President, Ingersoll Rand India

Todd D. Wyman
Senior Vice President, Global Operations and Integrated Supply Chain

Robert Gs. Zafari
Senior Vice President and President, Industrial Technologies Sector

Other Senior Leaders

David S. Kuhl
Vice President and Treasurer

Lawrence R. Kurland
Vice President, Tax

Barbara A. Santoro*
Vice President, Corporate Governance and Secretary

Patrick S. Shannon
Vice President, Audit Services

Richard J. Weller*
Vice President and Corporate Controller

*Officer of Ingersoll-Rand plc

Corporate Data

Shareholder Information Services
The company's 2011 Annual Report on Form 10-K as filed with the Securities and Exchange Commission, and other company information, is available through Ingersoll Rand's website, www.ingersollrand.com. Securities analysts, portfolio managers and representatives of institutional investors seeking information about the company should contact:

Joseph P. Fimbianti
Director, Investor Relations
704-655-4721

Annual General Meeting
June 7, 2012, 2:30 p.m.

Dromoland Hotel
Newmarket-on-Fergus, County Clare
Ireland

Stock Exchange
New York

IR
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Transfer Agent and Registrar
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Ingersoll Rand
Inspiring Progress™

Ingersoll Rand
Inspiring Progress™

Ingersoll Rand (NYSE:IR) advances the quality of life by creating and sustaining safe, comfortable and efficient environments. Our people and our family of brands—including Club Car®, Ingersoll Rand®, Schlage®, Thermo King® and Trane®—work together to enhance the quality and comfort of air in homes and buildings, transport and protect food and perishables, secure homes and commercial properties, and increase industrial productivity and efficiency. We are a $14 billion global business committed to a world of sustainable progress and enduring results.
For more information, visit ingersollrand.com.

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